UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 23, 2011**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 - Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Indenture and Supplemental Indenture

On May 23, 2011, FelCor Lodging Limited Partnership ("FelCor LP"), a subsidiary, and the operating partnership, of FelCor Lodging Trust Incorporated (the "Company" or "FelCor"), assumed $525 million in aggregate principal amount of senior secured notes (the "Notes"), which were originally issued by a wholly-owned subsidiary of FelCor LP ("FelCor Escrow Sub"). The Notes bear a fixed interest rate of 6.75 percent per year and mature on December 1, 2019, are guaranteed by the Company and certain of its subsidiaries, and are secured by a combination of (i) first lien mortgages and related security interests on six hotels and (ii) pledges of equity interests in certain subsidiaries of FelCor LP. The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act.

The proceeds from the offering and the sale of the Notes were deposited in escrow pending assumption of the Notes by FelCor LP as described above. The net proceeds of the offering were approximately $512 million after fees and expenses. As previously announced, FelCor LP agreed to acquire Morgans New York for $51.8 million and Royalton New York for $88.2 million (together, the "Acquisitions") from affiliates of Morgans Hotel Group Corp. The Acquisitions, which were the primary condition to the release of proceeds from escrow, were consummated on May 23, 2011, and were funded with a portion of the net proceeds of the offering. The remainder of the net proceeds of the offering will be used for general corporate purposes, including repayment of certain indebtedness, which will lower the Company's overall cost of debt and extend its maturity profile, and to fund future acquisition opportunities.

The Notes are governed by an indenture (the "Indenture") entered into by FelCor Escrow Sub, Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, registrar and paying agent. A copy of the Indenture is attached hereto as Exhibit 4.1 and incorporated herein by reference. In connection with the assumption of the Notes, and the provision of the guaranties, as described above, the Company, FelCor LP and certain of their subsidiaries (including FelCor Escrow Sub) entered into a supplemental indenture (the "Supplemental Indenture") to the Indenture. A copy of the Supplemental Indenture is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

Registration Rights Agreement

In connection with the issuance of the Notes, the Company and FelCor LP entered into a registration rights agreement (the "Registration Rights Agreement") with J.P. Morgan Securities LLC on its own behalf and as representative of the other initial purchasers of the Notes, which became effective when FelCor LP assumed the Notes. The Company and FelCor LP have agreed to use their commercially reasonable efforts, at their cost, to file and cause to become effective, an exchange offer registration statement with respect to an offer to exchange the Notes for notes identical to the Notes (except that the exchanged notes will not have restrictions on transfer), or, under certain circumstances to file a shelf registration statement to cover the resale of the Notes. The Registration Rights Agreement provides that the exchange offer will remain open for at least 20 business days after notice is mailed to the holders of the Notes. If the Company and FelCor LP fail to file a registration statement required by the Registration Rights Agreement within the prescribed time periods, or any such registration statement is not declared

effective within the prescribed time periods, FelCor LP will be required to pay additional interest to the holders of the Notes. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.3 and is incorporated herein by reference.

Pledge Agreement and Mortgage

In connection with FelCor LP's assumption of the Notes, FelCor LP, the Company and certain of its subsidiaries, as pledgors, entered into a pledge agreement (the "Pledge Agreement") with Deutsche Bank Trust Company Americas, as collateral agent ("Collateral Agent"), pursuant to which FelCor LP and the subsidiary pledgors granted a security interest in certain equity interests to the Collateral Agent. In addition, certain subsidiaries of the Company entered into mortgages or deeds of trust with the Collateral Agent, pursuant to which the subsidiaries granted mortgage liens and security interests in the hotel properties and related assets owned by them to the Collateral Agent. The security interests in the equity interests and the mortgage liens and security interests in the hotel properties will be released automatically upon payment in full of all amounts due under the Notes or otherwise upon release by the Trustee in accordance with the Indenture. Copies of a Form of Mortgage and the Pledge Agreement are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

Section 2 - Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

See "Indenture and Supplemental Indenture" under Item 1.01 above, which is incorporated herein by reference.

Section 5 - Corporate Governance and Management

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   On February 21, 2011, the Board of Directors of the Company unanimously approved an amendment to its 2005 Restricted Stock and Stock Option Plan (the "Plan") that increased the number of shares available for issuance under the Plan by 3,200,000 shares, but otherwise left the Plan unchanged. As noted below, the Company's common stockholders approved the Plan amendment at their 2011 annual meeting. A description of the Plan is included in the Company's Proxy Statement (the "Proxy Statement") filed with the Securities and Exchange Commission on April 13, 2011 under the heading "Proposal 2: Amendment of our 2005 Restricted Stock and Stock Option Plan." That description of the Plan is incorporated herein by reference and is qualified in its entirety by reference to the full text of the amended Plan, which is attached as Appendix A to the Proxy Statement.

Item 5.07 Submission of Matters to a Vote of Security Holders

Annual Meeting of Stockholders

FelCor held its Annual Meeting of Stockholders on May 25, 2011. FelCor's common stockholders were asked to vote on five proposals: electing directors, approving an amendment to FelCor's equity compensation plan, an advisory vote on executive compensation, and an advisory vote on the frequency of votes on executive compensation, and ratifying PricewaterhouseCoopers LLP as FelCor's auditors for 2011. FelCor's preferred stockholders were entitled to elect two other directors; however, no nominations were submitted in accordance with FelCor's charter and bylaws. In addition, quorum of FelCor's preferred stockholders was not present, and FelCor's preferred stockholders were unable to conduct any business at the meeting. Consequently, the two directors previously elected by FelCor's preferred stockholders, C. Brian Strickland and Christopher J. Hartung, continue to serve as holdover directors until their successors are duly elected or, if earlier, FelCor's accrued but unpaid preferred dividends are paid in full.

Proposal 1 - Election of Directors

Final votes regarding the election of four directors for terms expiring at the 2014 annual meeting of stockholders are set forth below. Each director nominee was re-elected for a three-year term.

	FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
Robert F. Cotter	68,829,781	7,728,463	76,968	13,387,878
Thomas J. Corcoran, Jr.	65,275,277	11,144,855	61,847	13,541,111
Thomas C. Hendrick	65,566,595	10,979,877	88,740	13,387,878
Mark D. Rozells	58,827,501	17,372,682	75,029	13,387,878

Proposal 2 - Amendment and restatement of FelCor's 2005 Restricted Stock and Stock Option Plan

Final votes regarding the amendment of FelCor's 2005 Restricted Stock and Stock Option Plan to increase the number of shares available for issuance thereunder by 3,200,000 are set forth below. The amendment and restatement of the plan was approved.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
61,151,880	15,440,624	42,708	13,387,878

Proposal 3 - Advisory Vote on Executive Compensation

The final non-binding, advisory votes regarding the 2010 compensation of FelCor's named executive officers are set forth below.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
64,835,102	11,728,961	71,148	13,387,879

Proposal 4 - Frequency of Advisory Vote on Executive Compensation

Final non-binding, advisory votes regarding the frequency of advisory voting on executive compensation are set forth below.

ONE YEAR	TWO YEARS	THREE YEARS	ABSTENTIONS	BROKER NON-VOTES
65,220,307	400,413	10,937,479	77,012	13,387,879

FelCor's Board of Directors recommended annual advisory voting on executive compensation. Taking into account the preferences of FelCor's stockholders, as indicated by the foregoing vote, FelCor will hold advisory votes on the compensation of FelCor's named executive officers annually until the next required (non-binding) vote on the frequency of advisory "say-on-pay" votes.

Proposal 5 - Ratification of Appointment of Independent Registered Public Accountants

Final votes on the ratification of the appointment of PricewaterhouseCoopers LLP as FelCor's independent auditors for the 2011 calendar year are set forth below. The foregoing appointment was ratified.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
89,426,717	494,588	101,785	–

Section 8 - Other Events

Item 8.01 Other Events.

In connection with FelCor LP's assumption of the Notes, the Company, FelCor LP and certain of their subsidiaries entered into a fifth supplemental indenture (the "Fifth Supplemental Indenture") to the indenture governing FelCor LP's 10% Senior Secured Notes due 2014 (the "10% Notes") to add as subsidiary guarantors thereof those subsidiaries of FelCor LP that became subsidiary guarantors of the Notes if they were not previously subsidiary guarantors of the 10% Notes. Previously, the Company, FelCor LP and certain of their subsidiaries entered into a fourth supplemental indenture (the "Fourth Supplemental Indenture") to the indenture governing the 10% Notes that clarified the limitation on liens by correcting a typographical error. Copies of the Fourth Supplemental Indenture and the Fifth Supplemental Indenture are attached hereto as Exhibits 4.4 and 4.5, respectively, and are incorporated herein by reference.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
4.1	Indenture, dated as of May 10, 2011, by and between FelCor Escrow Holdings, L.L.C. and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent.
4.2	First Supplemental Indenture, dated as of May 23, 2011, by and among FelCor Escrow Holdings, L.L.C., FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, certain of their subsidiaries, as guarantors, and Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as Collateral Agent, Registrar and Paying Agent.
4.3	Registration Rights Agreement, dated May 10, 2011, among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiary guarantors named therein, and J.P. Morgan Securities LLC.
4.4	Fourth Supplemental Indenture, dated as of March 3, 2011, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.
4.5	Fifth Supplemental Indenture, dated as of May 23, 2011, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain of their subsidiaries, as guarantors, and U.S. Bank National Association, as trustee.
10.1	Form of [Fee and] Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing.
10.2	Pledge Agreement, dated as of May 23, 2011, among FelCor Lodging Limited Partnership, FelCor Lodging Trust Incorporated, the subsidiaries named therein, and Deutsche Bank Trust Company Americas, as Collateral Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: May 27, 2011	By:	/s/Jonathan H. Yellen
	Name:	Jonathan H. Yellen
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit 4.1

FELCOR ESCROW HOLDINGS, L.L.C.
as Issuer,

and

WILMINGTON TRUST COMPANY,
as Trustee

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collateral Agent, Registrar and Paying Agent

_____

INDENTURE

Dated as of May 10, 2011

_____

6.75% Senior Secured Notes due 2019

CROSS-REFERENCE TABLE

TIA Sections	Indenture Sections
Section 310(a)(1)	7.10
(a)(2)	7.10
(b)	7.08
Section 311	7.03
Section 313(a)	7.06
Section 313(c)	7.06; 10.02
Section 314(a)	4.19; 10.02
(a)(4)	4.18; 10.02
(b)	12.04
(c)(1)	10.03
(c)(2)	10.03
(d)	12.06
(e)	10.04
Section 315(b)	7.05; 10.02
Section 316(a)(1)(A)	2.10
(a)(1)(B)	6.04
(b)	6.07
Section 317(a)(1)	6.08
(a)(2)	6.09
Section 318(a)	10.01
(c)	10.01

*Note: The Cross-Reference Table shall not for any purpose be deemed to be a part of the Indenture.

TABLE OF CONTENTS

ARTICLE FIVE

SUCCESSOR CORPORATION

ARTICLE SIX

DEFAULT AND REMEDIES

ARTICLE SEVEN

TRUSTEE

ARTICLE EIGHT

DISCHARGE OF INDENTURE

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

ARTICLE TEN

MISCELLANEOUS

ARTICLE ELEVEN

GUARANTEE OF THE NOTES

ARTICLE TWELVE

SECURITY

INDENTURE, dated as of May 10, 2011, between FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), and Wilmington Trust Company, a federal savings bank, as trustee (the "*Trustee*") and Deutsche Bank Trust Company Americas, a New York banking corp oration, as collateral agent ("*Collateral Agent*") registrar ("*Registrar*") and paying agent ("*Paying Agent*"). For purposes of this Indenture, prior to the Assumption (as defined herein), references to FelCor LP, FelCor and the Guarantors, individually or collectively shall be deemed to refer to Escrow Subsidiary (unless the context otherwise requires). From and after the Assumption, references to FelCor LP, FelCor and the Guarantors, individually or collectively shall be deemed to be references to such entities.

RECITALS OF COMPANY

Escrow Subsidiary has duly authorized the execution and delivery of this Indenture to provide for the issuance initially of up to $525,000,000 aggregate principal amount at maturity of Escrow Subsidiary's 6.75% Senior Secured Notes Due 2019 issuable as provided in this Indenture. All things necessary to make this Indenture a valid agreement of Escrow Subsidiary in accordance with its terms have been done, and Escrow Subsidiary have done all things necessary to make the Notes, when executed by Escrow Subsidiary and authenticated and delivered by the authenticating agent hereunder and duly issued by Escrow Subsidiary, the valid obligations of Escrow Subsidiary as hereinafter provided.

This Indenture is subject to, and shall be governed by, the provisions of the Trust Indenture Act of 1939, as amended, that are required to be a part of and to govern indentures qualified under the Trust Indenture Act of 1939, as amended.

AND THIS INDENTURE FURTHER WITNESSETH

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01. *Definitions.*

"*Acceptable Event of Loss Commitment*" has the meaning provided in Section 4.12.

"*Acquired Indebtedness*" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition from such Person by a Restricted Subsidiary and not Incurred by such Person in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; *provided* that Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

"*Additional Interest*" means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

"*Additional Lien*" has the meaning provided in Section 4.09.

"*Additional Pari Passu Collateral*" has the meaning provided for it under the term "Additional Pari Passu Indebtedness."

"*Additional Pari Passu Indebtedness*" means any Indebtedness Incurred by FelCor LP, FelCor or any Subsidiary Guarantor so long as (i) such Indebtedness, together with the Notes, is secured equally and ratably on a first priority basis by additional owned or leased real property and related operating assets ("*Additional Pari Passu Collateral*") which have an appraisal value (as determined by the report or analysis of a nationally recognized

independent appraiser selected by FelCor LP and delivered to the Trustee and the Collateral Agent) of not less than (x) 100% of the aggregate principal amount of such Indebtedness if so Incurred prior to the second anniversary of the Closing Date and (y) 150% of the aggregate principal amount of such Indebtedness if so Incurred on or after the second anniversary of the Closing Date, (ii) except in the case of additional Notes issued under this Indenture after the Closing Date, the holders of such Indebtedness enter into an Intercredit or Agreement with respect to such Additional Pari Passu Collateral and the Collateral and (iii) such Indebtedness is otherwise permitted to be incurred under Section 4.03(d)(vii).

"*Adjusted Consolidated Net Income*" means, for any period, the aggregate net income (or loss) of FelCor, FelCor LP and their respective Restricted Subsidiaries for such period determined on a consolidated basis in conformity with GAAP (without taking into account Unrestricted Subsidiaries) plus the minority interest in FelCor LP, if applicable; *provided* that the following items shall be excluded in computing Adjusted Consolidated Net Income, without duplication:

(i)   the net income (or loss) of any Person, other than FelCor LP, FelCor or a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to FelCor LP, FelCor or any of their respective Restricted Subsidiaries by such Person during such period;

(ii)   the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

(iii)   any after-tax gains or losses attributable to Asset Sales;

(iv)   any after-tax gains or losses from the extinguishment of debt including gains and losses from the termination of interest rate hedge transactions;

(v)   for so long as the Notes are not rated Investment Grade, any amount paid or accrued as dividends on Preferred Stock of FelCor LP, FelCor or any Restricted Subsidiary owned by Persons other than FelCor or FelCor LP and any of their respective Restricted Subsidiaries;

(vi)   all extraordinary gains and extraordinary losses including, without limitation, gains and losses from any Casualty;

(vii)   any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(viii)   any non-cash goodwill or intangible asset impairment charges resulting from the application of Statement of Financial Accounting Standards Nos. 141, 141R or 142, as applicable, and non-cash charges relating to the amortization of intangibles resulting from the application of Statement of Financial Accounting Standards Nos. 141 or 141R, as applicable; and

(ix)   all non-cash expenses related to stock-based compensation plans or other non-cash compensation, including stock option non-cash expenses.

"*Adjusted Consolidated Net Tangible Assets*" means the total amount of assets of FelCor LP, FelCor and their respective Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write ups of capital assets (excluding write ups in connection with accounting for acquisitions in conformity with GAAP), after deducting from the total amount of assets:

(i)   all current liabilities of FelCor LP, FelCor and their respective Restricted Subsidiaries, excluding intercompany items, and

(ii)   all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to Section 4.19.

"*Adjusted Total Assets*" means, for any Person, the sum of:

(i)   Total Assets for such Person as of the end of the calendar quarter preceding the Transaction Date as set forth on the most recent quarterly or annual consolidated balance sheet of FelCor LP or FelCor and their respective Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to Section 4.19, and

(ii)   any increase in Total Assets following the end of such quarter including, without limitation, any increase in Total Assets resulting from the application of the proceeds of any additional Indebtedness.

"*Adjusted Treasury Rate*" means, with respect to any Redemption Date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue with respect to the Notes called for redemption (if no maturity is within three months before or after June 1, 2015, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, in each case calculated on the third business day immediately preceding the Redemption Date, plus, in the case of each of clause (i) and (ii), 0.50%.

"*Affiliate*" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "*control*" (including, with correlative meanings, the terms "*controlling*," "*controlled by*" and "*under common control with*"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"*After-Acquired Property*" has the meaning provided in Section 4.24.

"*Agent*" means Collateral Agent, any Registrar, Paying Agent, authenticating agent or co-Registrar.

"*Agent Members*" has the meaning provided in Section 2.07(a).

"*Applicable Premium*" means, at any Redemption Date, the excess of (A) the present value at such Redemption Date of (1) the Redemption Price of the Notes on June 1, 2015 plus (2) all required remaining scheduled interest payments due on the Notes through June 1, 2015 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of the Notes on such Redemption Date.

"*Asset Acquisition*" means:

(i)   an investment by FelCor LP or FelCor or any of their respective Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with FelCor LP or FelCor or any of their respective Restricted Subsidiaries; *provided*

that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such investment; or

(ii)   an acquisition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries from any other Person that constitutes substantially all of a division or line of business, or one or more hotel properties, of such Person; *provided* that the property and assets acquired are related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such acquisition.

"*Asset Disposition*" means the sale or other disposition by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than to FelCor LP, FelCor or another Restricted Subsidiary, of:

(i)   all or substantially all of the Capital Stock of any Restricted Subsidiary, or

(ii)   all or substantially all of the assets that constitute a division or line of business, or one or more hotel properties, of FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"*Asset Sale*" means a Collateral Asset Sale or a Non-Collateral Asset Sale, as the case may be.

"*Assumption*" means consummation of transactions contemplated under Section 4 of the Escrow Agreement for purposes of releasing the Escrow Property (as defined therein) as contemplated thereby and including the assumption by FelCor LP of Escrow Subsidiary's obligations under the Notes and this Indenture.

"*Average Life*" means at any date of determination with respect to any debt security, the quotient obtained by dividing:

(i)   the sum of the products of:

(a)   the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security, and

(b)   the amount of such principal payment; by

(ii)   the sum of all such principal payments.

"*Board of Directors*" means (i) with respect to FelCor, the Board of Directors of FelCor, (ii) with respect to FelCor LP, the Board of Directors of its general partner, (iii) with respect to the Subsidiary Guarantors, the board of directors of its general partner or manager, as the case may be, or, in each case of (i), (ii) and (iii) above, any committee of such Board of Directors duly authorized to act under this Indenture, and (iv) with respect to any other Person, the board or committee serving a similar function.

"*Board Resolution*" means a copy of a resolution, certified by the Secretary of such Person to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"*Business Day*" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.

"*Capital Stock*" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting), including partnership interests, whether general or limited, in the equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock, Preferred Stock and Units.

"*Capitalized Lease*" means, as applied to any Person, any lease of any property, whether real, personal or mixed, of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

"*Capitalized Lease Obligations*" means the discounted present value of the rental obligations under a Capitalized Lease as reflected on the balance sheet of such Person in accordance with GAAP.

"*Casualty*" means any casualty, loss, damage, destruction or other similar loss with respect to real or personal property or improvements.

"*Change of Control*" means such time as:

(i)   a "person" or "group" (as such terms are defined in Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of FelCor or, other than by FelCor, of FelCor LP on a fully diluted basis; or

(ii)   individuals who on the Closing Date constitute the Board of Directors (together with any new or replacement directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by FelCor's shareholders was approved by a vote of at least a majority of the members of the Board of Directors then still in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

"*Change of Control Offer*" has the meaning provided in Section 4.13.

"*Change of Control Payment*" has the meaning provided in Section 4.13.

"*Change of Control Payment Date*" has the meaning provided in Section 4.13.

"*Closing Date*" means May 10, 2011.

"*Collateral*" means any property, assets, proceeds or other items that may be pledged as security for the Notes (including, without limitation, any Additional Pari Passu Collateral, Pledged Collateral, Mortgaged Property, Replacement Collateral and After-Acquired Property), whether pursuant to Sections 4.09, 4.10, 4.12, 4.23, 4.24, Article Twelve or otherwise; *provided* that Collateral shall exclude any securities to be excluded from the Collateral pursuant to the Pledge Agreement.

"*Collateral Agent*" has the meaning provided in Section 12.09.

"*Collateral Asset Sale*" means the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of Collateral.

"*Collateral Asset Sale Offer Payment Date*" has the meaning provided in Section 4.10.

"*Collateral Asset Sale Payment*" has the meaning provided in Section 4.10.

"*Collateral Documents*" means, collectively, one or more Deeds of Trust, the Pledge Agreement, mortgages, intercreditor agreements (including the Intercreditor Agreement), if any, and any other security agreement, pledge agreement, financing statement or other document applicable to the Collateral, each as amended from time to time, and any other instruments of assignment or other instruments or agreements executed pursuant to the foregoing.

"*Collateral Excess Proceeds*" has the meaning provided in Section 4.10.

"*Collateral Hotel EBITDA*" means Consolidated EBITDA derived solely from the Restricted Hotels.

"*Collateral Hotel Interest Coverage Ratio*" means, on any date a certificate is required to be delivered to the Trustee pursuant to Section 4.19 (a "*Report Date*"), the ratio of:

(1)   the aggregate amount of Collateral Hotel EBITDA for the then most recent four fiscal quarters prior to such Report Date for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19 (a "*Four Quarter Period*"); to

(2)   the aggregate Collateral Hotel Interest Expense during such Four Quarter Period.

In making the foregoing calculation, the following, to the extent they apply to any Restricted Hotel, shall be taken into account:

(1)   *pro forma* effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("*Reference Period*") commencing on the first day of the Four Quarter Period and ending on the Report Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; and

(2)   Collateral Hotel Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Report Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

"*Collateral Hotel Interest Expense*" means Consolidated Interest Expense derived solely from the Restricted Hotels.

"*Commission*" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

"*Common Stock*" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) that have no preference on liquidation or with respect to distributions over any other class of Capital Stock, including partnership interests, whether general or limited, of such Person's equity, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of common stock.

"*Company Order*" means a written request or order signed in the name of a Person (i) by its Chairman, a Vice Chairman, its President, a Vice President, manager or similar officer of its general partner and (ii) by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary, manager or similar officer of its general partner and delivered to the Trustee; *provided, however*, that such written request or order may be signed by any two of the officers or directors listed in clause (i) above in lieu of being signed by one of such officers or directors listed in such clause (i) and one of the officers listed in clause (ii) above.

"*Comparable Treasury Issue*" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the Redemption Date to June 1, 2015 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to June 1, 2015.

"*Comparable Treasury Price*" means, with respect to any Redemption Date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Quotation Agent, Reference Treasury Dealer Quotations for the Redemption Date.

"*Condemnation*" means any temporary or permanent taking by a Governmental Authority of assets or property, or any part thereof or interest therein, for public or quasi-public use as the result of or in lieu or anticipation of the exercise of the right of condemnation under the power of eminent domain or in any other manner.

"*Consolidated EBITDA*" means, for any period, without duplication, Adjusted Consolidated Net Income for such period *plus*, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

       (i)   Consolidated Interest Expense, and to the extent not reflected in Consolidated Interest Expense but otherwise deducted in calculating Adjusted Consolidated Net Income, (1) amortization of original issue discount with respect to (x) the Notes and (y) the other Indebtedness Incurred after the Closing Date and (2) the interest portion of any deferred payment obligation, calculated in accordance with GAAP,

       (ii)   income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

       (iii)   depreciation expense,

       (iv)   amortization expense, and

       (v)   all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made),

less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for FelCor LP, FelCor and their respective Restricted Subsidiaries in conformity with GAAP; *provided* that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to:

       (a)   the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary *multiplied by*

       (b)   the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by FelCor LP or FelCor or any of their respective Restricted Subsidiaries.

"*Consolidated Interest Expense*" means, for any period, without duplication, the aggregate amount of interest expense in respect of Indebtedness during such period, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, including, without limitation:

       (a)   for all purposes other than for Section 4.04, (i) the amount of any original issue discount with respect to Indebtedness Incurred after the Closing Date that reflects the excess, if any, of the original issue discount with respect to such Indebtedness over the then-unamortized original issue discount of the Notes and the Existing Senior Secured Notes and (ii) the interest portion of any deferred payment obligation not Incurred in the ordinary course of business, calculated in accordance with GAAP;

       (b)   solely for the purposes of Section 4.04, (i) amortization of original issue discount with respect to (x) the Notes, (y) the Existing Senior Secured Notes and (z) any other Indebtedness Incurred after the Closing Date and (ii) the interest portion of any deferred payment obligation, calculated in accordance with GAAP;

       (c)   all commissions, discounts and other fees and expenses owed with respect to letters of credit and bankers' acceptance financing;

(d)   the net costs associated with Interest Rate Agreements and Indebtedness that is Guaranteed or secured by assets of FelCor LP, FelCor or any of their respective Restricted Subsidiaries; and

(e)   all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by FelCor LP, FelCor and their respective Restricted Subsidiaries;

excluding (i) the amount of such interest expense of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (ii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (ii) of the definition thereof), (ii) any premiums, fees and expenses (and any amortization thereof) paid in connection with the Incurrence of any Indebtedness, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP, and (iii) any non-cash interest expense arising from the application of Statement of Financial Accounting Standards No. 133 or the adoption of FASB Staff Position No. APB 14-1.

"*Corporate Trust Office*" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date of this Indenture, located at 1100 North Market Street, Wilmington, DE 19890-1615, Attention: Corporate Trust Administration.

"*Currency Agreement*" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"*Deeds of Trust*" means, individually or collectively as the context may require, one or more first priority (subject to Permitted Collateral Encumbrances) mortgages, deeds of trust, trust deeds, deeds to secure indebtedness, debenture, financing statement or other similar document entered into or authorized to be filed by the owner or leaseholder and applicable Operating Lessee of each Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, encumbering each such owner's or leaseholder's fee or leasehold interest, as applicable, in the Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, the Operating Lessee's interest in the Operating Lease in respect of such Mortgaged Property, After-Acquired Property or Replacement Collateral, as applicable, collectively with all additions, improvements, component parts and personal property related thereto and all rents and profits therefrom, each securing the Secured Obligations, in favor of the Collateral Agent for the benefit of the Secured Parties, as the same may be amended, supplemented or otherwise modified from time to time.

"*Default*" means any event that is, or after notice or passage of time or both would be, an Event of Default.

"*Depositary*" means The Depository Trust Company, its nominees and their respective successors.

"*Disqualified Stock*" means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(i)   required to be redeemed prior to the Stated Maturity of the Notes,

(ii)   redeemable at the option of the holder of such class or series of Capital Stock, other than Units, at any time prior to the Stated Maturity of the Notes, or

(iii)   convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes;

provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in Sections 4.10, 4.11 and 4.13, as

applicable and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions prior to FelCor LP's repurchase of such Notes as are required to be repurchased pursuant to Sections 4.11 and 4.13.

"*Environmental Law*" means any applicable law relating to or imposing liability or standards of conduct concerning the environment including laws relating to reclamation of land and waterways and laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes.

"*Equity Offering*" means a public or private offering of Capital Stock (other than Disqualified Stock) of FelCor or FelCor LP; *provided* that the proceeds received by FelCor or FelCor LP directly or indirectly from such offering are not less than $50 million.

"*Escrow Agent*" means the escrow agent from time to time under the Escrow Agreement.

"*Escrow Agreement*" means that certain Escrow Agreement dated as of May 10, 2011 among Escrow Subsidiary, FelCor LP, FelCor, the Collateral Agent, the Trustee and Deutsche Bank Trust Company Americas as Escrow Agent.

"*Escrow Property*" has the meaning provided in the Escrow Agreement.

"*Escrow Subsidiary*" has the meaning provided in the preamble and includes its successors and assigns.

"*Event of Default*" has the meaning provided in Section 6.01.

"*Event of Loss*" means, with respect to any Collateral (each an "*Event of Loss Asset*") having a fair market value in excess of $15 million, any (1) Casualty of such Event of Loss Asset, (2) Condemnation or seizure of such Event of Loss Asset (other than pursuant to foreclosure or confiscation or requisition of the use of such Event of Loss Asset) or (3) settlement in lieu of clause (2) above; *provided* that an "Event of Loss" shall not include any of the foregoing if the Net Loss Proceeds therefrom are not in excess of $3 million in any occurrence or series of related occurrences.

"*Event of Loss Asset*" has the meaning provided for it under the term "Event of Loss."

"*Excess Net Loss Proceeds*" has the meaning provided in Section 4.12.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exchange Notes*" means any securities of FelCor LP containing terms identical to the Notes (except that such Exchange Notes shall be registered under the Securities Act) that are issued and exchanged for such Notes pursuant to the Registration Rights Agreement (or, with respect to Notes issued after the Closing Date, pursuant to a registration rights agreement with substantially the same terms and conditions as the Registration Rights Agreement) and this Indenture.

"*Existing Senior Secured Notes*" means FelCor LP's outstanding 10% Senior Secured Notes due 2014.

"*Existing Senior Secured Notes Indenture*" means that certain Indenture dated as of October 1, 2009, as amended and supplemented, pursuant to which the Existing Senior Secured Notes were issued and are outstanding.

"*fair market value*" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

"*FelCor LP*" means FelCor Lodging Limited Partnership, a Delaware limited partnership and its successors and assigns.

"*FelCor*" means FelCor Lodging Trust Incorporated, a Maryland corporation and its successors and assigns.

"*Four Quarter Period*" has the meaning provided for it under the term "Collateral Hotel Interest Coverage Ratio."

"*Funds From Operations*" for any period means the consolidated net income of FelCor LP, FelCor and their respective Restricted Subsidiaries for such period in conformity with GAAP (without taking into account Unrestricted Subsidiaries) excluding gains or losses from debt restructurings and sales of depreciable operating property, plus depreciation of real property (including furniture and equipment) and amortization related to real property and other non-cash charges related to real property, after adjustments for unconsolidated partnerships and joint ventures plus the minority interest in FelCor LP, if applicable.

"*GAAP*" means generally accepted accounting principles in the United States of America as in effect as of July 1, 2009, including, without limitation, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in this Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of this Indenture shall be made without giving effect to:

> (i) the amortization of any expenses incurred in connection with the offering of the Notes, and

> (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinions Nos. 16 and 17.

"*Global Notes*" has the meaning provided in Section 2.01.

"*Government Securities*" means direct obligations of, obligations guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged and that are not callable or redeemable at the option of the issuer thereof.

"*Grantors*" means each of FelCor LP, FelCor/LAX Hotels, L.L.C., FelCor/LAX Holdings, L.P., FelCor Copley Plaza, L.L.C., FelCor Esmeralda (SPE), L.L.C., FelCor St. Pete (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, DJONT Operations, L.L.C., FelCor Copley Plaza Leasing, L.L.C., FelCor Esmeralda Leasing (SPE), L.L.C., FelCor St. Pete Leasing (SPE), L.L.C., Madison 237 Hotel, L.L.C., Madison 237 Hotel Leasing, L.L.C., Royalton 44 Hotel, L.L.C., Royalton 44 Hotel Leasing, L.L.C. and any other Subsidiaries which own or lease all or any portion of any Mortgaged Property or is the Operating Lessee under any Operating Leases relating thereto.

"*Ground Leases*" means, individually or collectively as the context may require, those certain ground leases as set forth on Schedule IV-2 of the Purchase Agreement, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

"*Guarantee*" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

(i)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise), or

(ii)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include (a) endorsements for collection or deposit in the ordinary course of business or (b) a guarantee by FelCor LP or FelCor of Indebtedness of a Subsidiary of FelCor LP that is recourse (except upon the occurrence of certain events set forth in the instruments governing such Indebtedness, including, without limitation, fraud, misapplication of funds or other customary recourse provisions) solely to assets pledged to secure such Indebtedness, for so long as such guarantee may not be enforced against FelCor LP or FelCor by the holder of such Indebtedness (except upon the occurrence of such an event), *provided* that upon the occurrence of such an event, such guarantee shall be deemed to be the Incurrence of a "Guarantee" and at the time of such Incurrence and during such period as such guarantee may be enforced against FelCor LP or FelCor by the holder of such Indebtedness with respect to such Incurrence, such guarantee shall be deemed to be a "Guarantee" for all purposes under this Indenture. The term "*Guarantee*" used as a verb has a corresponding meaning.

"*Guaranteed Indebtedness*" has the meaning provided in Section 4.07.

"*Guarantors*" means, from and after the date of the Assumption, FelCor and the Subsidiary Guarantors, collectively.

"*Holder*" or "*Noteholder*" means the registered holder of any Note.

"*Incur*" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "*Incurrence*" of Acquired Indebtedness; *provided* that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

"*Indebtedness*" means, with respect to any Person at any date of determination (without duplication):

(i)   all indebtedness of such Person for borrowed money;

(ii)   all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii)   the face amount of letters of credit or other similar instruments (excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

(iv)   all unconditional obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(v)   all Capitalized Lease Obligations;

(vi)   all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; *provided* that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at that date of determination and (B) the amount of such Indebtedness;

(vii)   all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

(viii)   to the extent not otherwise included in this definition or the definition of "Consolidated Interest Expense," obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations of the type described above and, with respect to obligations under any Guarantee, the maximum liability upon the occurrence of the contingency giving rise to the obligation; *provided* that:

(A)   the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount with respect to such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the date of determination in conformity with GAAP, and

(B)   Indebtedness shall not include any liability for federal, state, local or other taxes.

"*Indenture*" means this Indenture as originally executed or as it may be amended or supplemented from time to time by one or more indentures supplemental to this Indenture entered into pursuant to the applicable provisions of this Indenture.

"*Institutional Accredited Investor*" means an institution that is an "accredited investor" as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

"*Insurance Certificate*" means, individually or collectively as the context may require, a certificate or endorsement evidencing the insurance requirements that (i) (A) provides that the insurance has been issued, is in full force and effect, and conveys all the rights and privileges afforded under the insurance policies, (B) provides an unequivocal obligation to give notice in advance to additional interest parties of termination and (C) purports to convey all the privileges of the insurance policies to Collateral Agent as a certificate holder and (ii) otherwise complies with the requirements with respect thereto set forth in Section 4.16 hereof.

"*Intercreditor Agreement*" means an intercreditor agreement in form and substance substantially consistent with the Form of Intercreditor Agreement attached hereto as Exhibit E, with any changes or modifications that in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder.

"*Interest Coverage Ratio*" means, on any Transaction Date, the ratio of:

(i)   the aggregate amount of Consolidated EBITDA for the then most recent Four Quarter Period; to

(ii)   the aggregate Consolidated Interest Expense during such Four Quarter Period.

In making the foregoing calculation,

(A)   *pro forma* effect shall be given to any Indebtedness Incurred or repaid (other than in connection with an Asset Acquisition or Asset Disposition) during the period ("*Reference Period*") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable

judgment of the senior management of FelCor LP or FelCor (as evidenced by an Officers' Certificate), to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

(B)   Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a *pro forma* basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

(C)   *pro forma* effect shall be given to Asset Dispositions and Asset Acquisitions (including giving *pro forma* effect to the application of proceeds of any Asset Disposition and any Indebtedness Incurred or repaid in connection with any such Asset Acquisitions or Asset Dispositions) that occur during such Reference Period but subsequent to the end of the related Four Quarter Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

(D)   *pro forma* effect shall be given to asset dispositions and asset acquisitions (including giving *pro forma* effect to the application of proceeds of any asset disposition and any Indebtedness Incurred or repaid in connection with any such asset acquisitions or asset dispositions) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into FelCor LP or FelCor or any of their respective Restricted Subsidiaries during such Reference Period but subsequent to the end of the related Four Quarter Period and that would have constituted Asset Dispositions or Asset Acquisitions during such Reference Period but subsequent to the end of the related Four Quarter Period had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions and had occurred on the first day of such Reference Period; *provided* that to the extent that clause (C) or (D) of this sentence requires that *pro forma* effect be given to an Asset Acquisition or Asset Disposition, such *pro forma* calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business, or one or more hotel properties, of the Person that is acquired or disposed of to the extent that such financial information is available.

"*Interest Payment Date*" means each semiannual interest payment date on June 1 and December 1 of each year, commencing December l, 2011.

"*Interest Rate Agreement*" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement with respect to interest rates.

"*Investment*" in any Person means any direct or indirect advance, loan or other extension of credit (including without limitation by way of Guarantee or similar arrangement, but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the consolidated balance sheet of FelCor LP, FelCor and their respective Restricted Subsidiaries, and residual liabilities with respect to assigned leaseholds incurred in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property (tangible or intangible) to others or any payment for property or services solely for the account or use of others, or otherwise), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

(i)   the designation of a Restricted Subsidiary as an Unrestricted Subsidiary; and

(ii)   the fair market value of the Capital Stock (or any other Investment), held by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of Section 4.06;

provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall be deemed not to exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made, less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and Section 4.04:

(i)   "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Restricted Subsidiary at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary;

(ii)   the fair market value of the assets (net of liabilities (other than liabilities to FelCor LP or FelCor or any of their respective Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments; and

(iii)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

"*Investment Grade*" means a rating of the Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (*i.e*., BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); *provided*, in each case, such ratings are publicly available; *provided, further*, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by FelCor LP and FelCor, notice of which shall be given to a Responsible Officer of the Trustee and the Paying Agent.

"*Lien*" means any mortgage, deed of trust, pledge, security interest, encumbrance, lien or charge of any kind (including without limitation, any conditional sale or other title retention agreement or, lease in the nature thereof).

"*Line of Credit*" means one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other debt obligations, including without limitation, that certain Revolving Credit Agreement dated as of March 4, 2011, by and among FelCor/JPM Hospitality (SPE), L.L.C., DJONT/JPM Hospitality Leasing (SPE), L.L.C., FelCor/JPM Boca Raton Hotel, L.L.C. and DJONT/JPM Boca Raton Leasing, L.L.C. (collectively, "*Borrowers*"), and JPMorgan Chase Bank, N.A., as Administration Agent, and the other lenders party thereto, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced in whole or in part from time to time, including without limitation any amendment increasing the amount of Indebtedness Incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness Incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders).

"*Loss Proceeds Offer*" has the meaning provided in Section 4.12.

"*Loss Proceeds Offer Payment Date*" has the meaning provided in Section 4.12.

"*Management Agreements*" means, collectively, those certain management agreements as set forth on Schedule IV-4 of the Purchase Agreement, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

"*Manager*" means such Person, in its capacity as manager under the applicable Management Agreement, together with their successor and assign thereunder.

"*Material Agreement*" has the meaning ascribed to such term in Section 4.24.

"*Moody's*" means Moody's Investors Service, Inc. and its successors.

"*Mortgaged Property*" means, individually or collectively as the context may require, (i) those properties listed on Schedule V of the Purchase Agreement which are designated to be encumbered by a Deed of Trust and (ii) the real property that becomes subject Collateral.

"*Net Cash Proceeds*" means:

(a)   with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of:

(i)   brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

(ii)   provisions for all taxes actually paid or payable as a result of such Asset Sale by FelCor LP, FelCor and their respective Restricted Subsidiaries, taken as a whole,

(iii)   payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale (other than in the case of any Collateral Asset Sale) that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, and

(iv)   amounts reserved by FelCor LP, FelCor and their respective Restricted Subsidiaries against any liabilities associated with such Asset Sale, including without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined on a consolidated basis in conformity with GAAP; and

(b)   with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, and, other than in the case of Collateral Asset Sales, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to FelCor LP or FelCor or any of their respective Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of tax paid or payable as a result thereof.

"*Net Loss Proceeds*" means, with respect to any Event of Loss, the proceeds in the form of (i) cash or Temporary Cash Investments, (ii) insurance proceeds, (iii) all proceeds of any Condemnation or (iv) damages awarded by any judgment, in each case received by FelCor LP, FelCor or any of their Restricted Subsidiaries from such Event of Loss, net of:

(a)   reasonable out-of-pocket expenses and fees relating to such Event of Loss (including without limitation legal, accounting and appraisal or insurance adjuster fees); and

(b)   taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements.

"*Non-Collateral Asset Sale*" means any sale, transfer or other disposition, including by way of merger, consolidation or sale-leaseback transaction, in one transaction or a series of related transactions, by FelCor LP or FelCor or any of their Restricted Subsidiaries to any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any assets or properties other than Collateral consisting of:

(i) all or any of the Capital Stock of any Restricted Subsidiary other than (a) any such Capital Stock of any Grantor that constitutes Collateral and (b) sales permitted under Section 4.06(iv);

(ii) all or substantially all of the property and assets of an operating unit or business of FelCor LP or FelCor or any of their respective Restricted Subsidiaries other than such property or assets of any Grantor that constitute Collateral; or

(iii) any other property and assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries outside the ordinary course of business of FelCor LP or FelCor or such Restricted Subsidiary and, in each case, that is not governed by the provisions of this Indenture (a) applicable to Collateral and the Collateral Documents and (b) applicable to mergers, consolidations and sales of assets of FelCor LP and FelCor;

provided that "Non-Collateral Asset Sale" shall not include:

(A) sales or other dispositions of inventory, receivables and other current assets;

(B) sales, transfers or other dispositions of assets with a fair market value not in excess of $2.5 million in any transaction or series of related transactions;

(C) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy the requirements set forth in the second bullet of clause (1) of the second paragraph of Section 4.11;

(D) the sale or other disposition of cash or Cash Equivalents;

(E) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business;

(F) a Restricted Payment that is permitted under Section 4.04; or

(G) the creation of a Lien not prohibited by this Indenture and the sale of assets received as a result of the foreclosure upon a Lien.

"*Non-Collateral Excess Proceeds*" has the meaning provided in Section 4.11.

"*Non-U.S. Person*" means a person who is not a U.S. person, as defined in Regulation S.

"*Note Guarantee*" means, from and after the date of the Assumption, a Guarantee by FelCor and the Subsidiary Guarantors for payment of the Notes by such Person. From and after the date of the Assumption, the Note Guarantees will be senior secured obligations or senior unsecured obligations of each such Person, as applicable, and will be unconditional regardless of the enforceability of the Notes or this Indenture.

"*Note Register*" has the meaning provided in Section 2.04.

"*Notes*" means any of the securities, as defined in the first paragraph of the recitals hereof, that are authenticated and delivered under this Indenture. For all purposes of this Indenture, the term "Notes" shall include the Notes initially issued on the Closing Date, any other Notes issued after the Closing Date under this Indenture and any Exchange Notes. For purposes of this Indenture, all Notes shall vote together as one series of Notes under this Indenture.

"*Offer to Purchase*" means an offer to purchase Notes by FelCor LP, from the Holders commenced by mailing a notice to the Trustee, Registrar, Paying Agent and each Holder stating:

(i)   the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a *pro rata* basis, by lot or otherwise in accordance with the procedures of the depositary in the case of a partial redemption;

(ii)   the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days (20 Business Days in the case of a Collateral Asset Sale Offer Payment Date or Loss Proceeds Offer Payment Date) nor later than 60 days from the date such notice is mailed) ("*Payment Date*");

(iii)   that any Note not tendered will continue to accrue interest pursuant to its terms;

(iv)   that, unless FelCor LP defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(v)   that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder To Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(vi)   that Holders will be entitled to withdraw their election if the Payment Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(vii)   that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, FelCor LP shall

(a)   accept the Notes for payment and in the case of a partial redemption, such Notes or portions thereof tendered pursuant to an Offer to Purchase on a *pro rata* basis, by lot or otherwise in accordance with the procedures of the depositary;

(b)   deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

(c)   promptly thereafter deliver, or cause to be delivered, to the Paying Agent all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the authenticating agent shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of any Note surrendered; *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. FelCor LP shall publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. FelCor LP shall comply with Rule 14e 1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that FelCor LP is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in this Indenture by virtue thereof.

"*Offering Memorandum*" means the final offering memorandum related to the offering of the Notes described in the first paragraph of the Recitals hereof dated April 26, 2011.

"*Officer*" means, with respect to any Person, (i) the Chairman of the Board, the President, any Vice President, the Chief Financial Officer, and (ii) the Treasurer or any Assistant Treasurer, or the Secretary or any Assistant Secretary or Person holding a similar position at the general partner or manager of such Person.

"*Officers' Certificate*" means a certificate signed by one Officer listed in clause (i) of the definition thereof and one Officer listed in clause (ii) of the definition thereof. Each Officers' Certificate (other than certificates provided pursuant to TIA Section 314(a)(4)) shall meet the requirements of Section 10.03.

"*Offshore Global Notes*" has the meaning provided in Section 2.01.

"*Offshore Notes Exchange Date*" has the meaning provided in Section 2.01.

"*Offshore Physical Notes*" has the meaning provided in Section 2.01.

"*Opinion of Counsel*" means a written opinion signed by legal counsel who may be an employee of or counsel to FelCor or FelCor LP. Each such Opinion of Counsel shall meet the requirements of Section 10.03.

"*Paying Agent*" has the meaning provided in Section 2.04, except that, for the purposes of Article Eight, the Paying Agent shall not be FelCor LP, a Subsidiary of FelCor LP, any Guarantor or an Affiliate of any of them. The term "Paying Agent" includes any additional Paying Agent.

"*Payment Date*" has the meaning provided to it under the term "Offer to Purchase."

"*Permanent Offshore Global Notes*" has the meaning provided in Section 2.01.

"*Permitted Investment*" means:

   (i)   an Investment in FelCor LP or FelCor or any of their Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into, or transfer or convey all or substantially all its assets to, FelCor LP or FelCor or any of their Restricted Subsidiaries; *provided* that such Person's primary business is related, ancillary, incidental or complementary to the businesses of FelCor LP or FelCor or any of their respective Restricted Subsidiaries on the date of such Investment;

   (ii)   Temporary Cash Investments;

   (iii)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

   (iv)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.11 or any disposition of assets or rights not constituting an Asset Sale by reason of the threshold contained in the definition thereof;

   (v)   stock, obligations or securities received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business or received in satisfaction of judgment;

(vi)   any Investment of FelCor, FelCor LP or any of their Restricted Subsidiaries existing on the date of this Indenture, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities), in each case, pursuant to the terms of such Investment as in effect on the Closing Date; and

(vii)   Guarantees of Indebtedness permitted to be Incurred by the primary obligor pursuant to Section 4.03

"*Permitted Liens*" means, with respect to any Person:

(i)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation or regulatory requirements, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith; deposits made in the ordinary course of business to secure liability to insurance carriers; good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party; deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure bid, surety or appeal bonds to which such Person is a party; deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; and deposits made by FelCor LP, FelCor or any of their Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(ii)   Liens and landlord's liens imposed by law or the provisions of leases, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 60 days or being contested in good faith by appropriate proceedings, or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(iii)   Liens for taxes, assessments or other governmental charges not yet delinquent or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(iv)   (a) survey exceptions, encumbrances, easements, reservations, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar matters, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, (b) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of FelCor LP, FelCor or any of their Restricted Subsidiaries and do not secure any Indebtedness and (c) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by FelCor LP, FelCor and their Restricted Subsidiaries in the ordinary course of business;

(v)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to FelCor LP, FelCor or a Restricted Subsidiary permitted to be incurred in accordance with Section 4.03 or Liens in favor of FelCor LP, FelCor or any Subsidiary Guarantor;

(vi)   Liens existing on the Closing Date (other than Liens securing Indebtedness);

(vii)   Liens on assets or properties or shares of stock of a Person at the time such Person becomes a Subsidiary or Liens on assets or properties at the time FelCor LP, FelCor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into FelCor LP, FelCor or any of their Restricted Subsidiaries; *provided*, *however*, that in each case such

Liens do not secure Indebtedness and are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary or such acquisition, as the case may be; and *provided*, *further*, that in each case such Liens may not extend to any other property owned by FelCor LP, FelCor or any of their Restricted Subsidiaries;

(viii)   Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (v), (vi) and (vii); *provided*, *however*, that (a) such new Lien shall be substantially limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (v), (vi) and (vii) at the time the original Lien became a Permitted Lien under this indenture, and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(ix)   Liens securing judgments for the payment of money not constituting an Event of Default under clause (f) of Section 6.01 so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(x)   (a) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by FelCor LP, FelCor or any of their Restricted Subsidiaries in the ordinary course of business; and (c) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xi)   Liens that are contractual rights of setoff (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (ii) relating to pooled deposit or sweep accounts of FelCor LP, FelCor or any of their Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of FelCor LP, FelCor and their Restricted Subsidiaries;

(xii)   any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(xiii)   Liens securing the Notes and the related Subsidiary Guarantees of the Notes (and Exchange Notes in respect thereof), and Liens securing Additional Pari Passu Indebtedness;

(xiv)   Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of FelCor LP, FelCor and their Restricted Subsidiaries on deposit with or in possession of such bank;

(xv)   deposits in the ordinary course of business to secure liability to insurance carriers; and

(xvi)   Liens securing Indebtedness incurred in connection with acquisitions of or improvements on furniture, fixtures & equipment ("*FF&E*") in respect of any Restricted Hotel; *provided* that the aggregate principal amount of all Indebtedness secured by such Liens in respect of any individual Restricted Hotel shall not exceed $500,000 at any one time outstanding.

For purposes of this definition, the term "Indebtedness" shall be deemed to include interest, fees, expenses and other similar obligations on such Indebtedness. The foregoing notwithstanding, the Liens set forth in clause (v) above shall not apply to any assets or properties that constitute Collateral.

"*Person*" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

"*Physical Notes*" has the meaning provided in Section 2.01.

"*Pledge Agreement*" means that certain pledge agreement, to be dated as of the date of the Assumption, among FelCor LP, FelCor, the Pledgors and the Collateral Agent as the same may be amended, supplemented or otherwise modified from time to time.

"*Pledged Collateral*" means, from and after the date of the Assumption, the equity interests of the Pledgors being pledged as Collateral to secure the Notes pursuant to the Pledge Agreement.

"*Pledgors*" means, from and after the date of the Assumption, each of FelCor LP, FelCor/LAX Hotels, L.L.C. and FelCor/LAX Holdings, L.P., and any other entity party to the Pledge Agreement after the date hereof as a Pledgor.

"*Preferred Stock*" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) that have a preference on liquidation or with respect to distributions over any other class of Capital Stock, including preferred partnership interests, whether general or limited, or such Person's preferred or preference stock, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such preferred or preference stock.

"*Private Placement Legend*" means the legend initially set forth on the Notes in the form set forth in the first paragraph of Section 2.02.

"*Purchase Agreement*" means the Purchase Agreement, dated as of April 26, 2011, among the FelCor LP, Escrow Subsidiary, the Guarantors and J.P. Morgan Securities LLC for itself and on behalf of the several initial purchasers listed on Schedule I thereto.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Quotation Agent*" means the Reference Treasury Dealer selected by FelCor LP and FelCor.

"*Redemption Date*," when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"*Redemption Price*," when used with respect to any Note to be redeemed, means the price at which such Note is to be redeemed pursuant to this Indenture.

"*Reference Period*" has the meaning provided to it under the term "Interest Coverage Ratio."

"*Reference Treasury Dealer*" means any three nationally recognized investment banking firms selected by FelCor LP and FelCor that are primary dealers of Government Securities.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the FelCor, of the bid and asked prices for the Comparable Treasury Issue with respect to the Notes, expressed in each case as a percentage of its principal amount, quoted in writing to the FelCor by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding the Redemption Date.

"*Registrar*" has the meaning provided in Section 2.04.

"*Registration Rights Agreement*" means the Registration Rights Agreement, dated as of May 10, 2011, among FelCor LP, FelCor, the Subsidiary Guarantors and certain permitted assigns specified therein.

"*Registration Statement*" means the Registration Statement as defined and described in the Registration Rights Agreement.

"*Regular Record Date*" for the interest payable on any Interest Payment Date means the May 15 or November 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"*Regulation S*" means Regulation S under the Securities Act.

"*Release Date*" has the meaning set forth in the Escrow Agreement.

"*Replacement Collateral*" has the meaning provided in Section 4.10.

"*Replacement Pledged Equity*" has the meaning provided in Section 4.10.

"*Replacement Property Collateral*" has the meaning provided in Section 4.10.

"*Report Date*" has the meaning provided for it under the term "Collateral Hotel Interest Coverage Ratio."

"*Responsible Officer*," when used with respect to the Trustee, means the chairman or any vice chairman of the board of directors, the chairman or any vice chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, any assistant vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers with direct responsibility for administering this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject.

"*Restricted Hotels*" means the hotels constituting Collateral and, for the avoidance of doubt, Additional Pari Passu Collateral, Replacement Property Collateral and After-Acquired Property.

"*Restricted Subsidiary*" means any Subsidiary of FelCor LP or FelCor other than an Unrestricted Subsidiary.

"*Rule 144A*" means Rule 144A under the Securities Act.

"*Secured Indebtedness*" means any Indebtedness secured by a Lien upon the property of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than (i) Indebtedness represented by the Notes, any Additional Pari Passu Indebtedness, the Existing Senior Secured Notes and any "Additional Pari Passu Indebtedness" (as defined in the Existing Senior Secured Notes Indenture) and (ii) Indebtedness secured solely by a Stock Pledge to the extent such Indebtedness does not exceed 50% of Adjusted Total Assets.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Secured Parties*" has the meaning set forth in the Pledge Agreement.

"*Senior Indebtedness*" means the following obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, whether outstanding on the Closing Date or thereafter Incurred:

     (i)   all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of FelCor LP and FelCor under a Line of Credit;

     (ii)   all Indebtedness and all other monetary obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than the Notes), including principal and interest on such

Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is expressly subordinated in right of payment to the Notes; and

(iii)   Subsidiary Debt.

Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of FelCor LP and FelCor and their respective Restricted Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

"*Shelf Registration Statement*" means the Shelf Registration Statement as defined in the Registration Rights Agreement.

"*Significant Subsidiary*" means, at any determination date, any Restricted Subsidiary that, together with its Subsidiaries:

(i)   for the most recent fiscal year of FelCor LP and FelCor, accounted for more than 15% of the consolidated revenues of FelCor LP, FelCor and their respective Restricted Subsidiaries, or

(ii)   as of the end of such fiscal year, was the owner of more than 15% of the consolidated assets of FelCor LP, FelCor and their respective Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements thereof for such fiscal year.

"*S&P*" means Standard & Poor's and its successors.

"*Stated Maturity*" means:

(i)   with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable; and

(ii)   with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"*Stock Pledge*" means a security interest in the equity interests of Subsidiaries of FelCor and/or FelCor LP.

"*Subsidiary*" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and the accounts of which would be consolidated with those of such Person in its consolidated financial statements in accordance with GAAP, if such statements were prepared as of such date.

"*Subsidiary Debt*" means all Unsecured Indebtedness of which a Restricted Subsidiary is the primary obligor.

"*Subsidiary Guarantee*" means a Guarantee by each Subsidiary Guarantor for payment of the Notes by such Subsidiary Guarantor. The Subsidiary Guarantee will be an unsecured senior obligation of each Subsidiary Guarantor and will be unconditional regardless of the enforceability of the Notes and this Indenture. Notwithstanding the foregoing, each Subsidiary Guarantee by a Subsidiary Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of FelCor LP or FelCor, of all of the Capital Stock owned by FelCor LP, FelCor and their respective Restricted Subsidiaries in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not then prohibited by this Indenture), (ii) satisfaction or discharge of the obligations under this Indenture or a defeasance under Section 8.02 or 8.03 of this Indenture and (iii) the unconditional and complete release of such Subsidiary Guarantor from its Guarantee of all Guaranteed Indebtedness.

"*Subsidiary Guarantor*" means, from and after the date of the Assumption, FelCor/CSS Holdings, L.P., FelCor Lodging Holding Company, L.L.C., FelCor TRS Borrower 1, L.P., FelCor TRS Borrower 4, L.L.C., FelCor TRS Holdings, L.L.C., FelCor Canada Co., FelCor/St. Paul Holdings, L.P., FelCor Hotel Asset Company, L.L.C., FelCor Copley Plaza, L.L.C., FelCor St. Pete (SPE), L.L.C., FelCor Esmeralda (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., Royalton 44 Hotel, L.L.C., any other Restricted Subsidiary that owns a Restricted Hotel and any Restricted Subsidiary that executes a Subsidiary Guaranty in compliance with Section 4.07.

"*Temporary Cash Investment*" means any of the following:

(i)   direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

(ii)   time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(iii)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above;

(iv)   commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of FelCor LP or FelCor) organized and in existence under the laws of the United States of America or any state of the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P (or such similar equivalent rating);

(v)   securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's (or such similar equivalent rating);

(vi)   money market funds at least 95% of the assets of which constitute Temporary Cash Investments of the kinds described in clauses (i) through (v) of this definition;

(vii)   repurchase obligations of any commercial bank organized under the laws of the United States of America or any state thereof having capital and surplus aggregating at least $500.0 million, having a term of not more than 30 days, with respect to securities referred to in clause (ii) of this definition; and

(viii)   instruments equivalent to those referred to in clauses (i) to (vii) above denominated in euros or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by a Restricted Subsidiary organized in such jurisdiction.

"*Temporary Offshore Global Note*" has the meaning provided in Section 2.01.

"*TIA*" or "*Trust Indenture Act*" means the Trust Indenture Act of 1939, as amended (15 U.S. Code Sections 77aaa-77bbb), as in effect on the date this Indenture was executed, except as provided in Section 9.06.

"*Total Assets*" means the sum of:

      (i)   Undepreciated Real Estate Assets; and

      (ii)   all other assets of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in conformity with GAAP (but excluding intangibles and accounts receivables).

"*Trade Payables*" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

"*Transaction Date*" means, with respect to the Incurrence of any Indebtedness by FelCor LP or FelCor or any of their respective Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

"*Trustee*" means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of Article Seven of this Indenture and thereafter means such successor.

"*Undepreciated Real Estate Assets*" means, as of any date, the cost (being the original cost to FelCor LP or FelCor or any of their respective Restricted Subsidiaries plus capital improvements) of real estate assets of FelCor LP, FelCor and their Restricted Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in conformity with GAAP.

"*United States Bankruptcy Code*" means the Bankruptcy Reform Act of 1978, as amended and as codified in Title 11 of the United States Code, as amended from time to time hereafter, or any successor federal bankruptcy law.

"*Units*" means the limited partnership units of FelCor LP that by their terms are redeemable at the option of the holder thereof and that, if so redeemed, at the election of FelCor are redeemable for cash or Common Stock of FelCor.

"*Unrestricted Subsidiary*" means

      (i)   any Subsidiary of FelCor LP or FelCor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below;

      (ii)   any Subsidiary of an Unrestricted Subsidiary; and

      (iii)   any entity that is designated as an "Unrestricted Subsidiary" pursuant to the Existing Senior Secured Notes Indenture as of the date hereof, which such entities are as follows: DJONT/JPM Leasing, L.L.C., DJONT/JPM Orlando Leasing, L.L.C., DJONT Operations, L.L.C., BHR Operations, L.L.C., DJONT/CMB Deerfield Leasing, L.L.C., DJONT/CMB New Orleans Leasing, L.L.C., DJONT/ CMB SSF Leasing, L.L.C., DJONT/CMB Corpus Leasing, L.L.C., DJONT/JPM Boca Raton Leasing, L.L.C., DJONT/JPM BWI Leasing, L.L.C., DJONT/CMB FCOAM, L.L.C., DJONT/CMB Orsouth Leasing, L.L.C., DJONT/CMB Piscataway Leasing, L.L.C. and DJONT/JPM Phoenix Leasing, L.L.C.

The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of FelCor LP or FelCor) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries (other than Capital Stock of any Subsidiaries of such Subsidiary); *provided* that:

      (A)   any Guarantee by FelCor LP or FelCor or any of their respective Restricted Subsidiaries of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by FelCor LP or FelCor or such Restricted Subsidiary (or all, if applicable) at the time of such designation;

(B)   either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.04; and

(C)   if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under Sections 4.03 and 4.04.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that

(i)   no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(ii)   all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of this Indenture.

Any such designation by the Board of Directors shall be evidenced to the Trustee and Collateral Agent by promptly filing with the Trustee and Collateral Agent a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"*Unsecured Indebtedness*" means any Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that is not Secured Indebtedness.

"*U.S. Global Notes*" has the meaning provided in Section 2.01.

"*U.S. Physical Notes*" has the meaning provided in Section 2.01.

"*Vinoy Marina Leasehold Parcel*" means that certain leasehold estate created by that certain Lease Agreement dated as of September 25, 1989, by and between the City of St. Petersburg, Florida, as lessor, and Vinoy Development Corporation, as lessee, as the same may be amended, assigned, supplemented, restated or otherwise modified from time to time.

"*Voting Stock*" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"*Wholly Owned*" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by individuals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.02. *Incorporation by Reference of Trust Indenture Act*. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"*indenture notes*" means the Notes;

"*indenture note holder*" means a Holder or a Noteholder;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "*institutional trustee*" means the Trustee; and

"*obligor*" on the indenture securities means FelCor LP, the Guarantors or any other obligor on the Notes.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by a rule of the Commission and not otherwise defined herein have the meanings assigned to them therein.

SECTION 1.03. *Rules of Construction*. Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii)   "*or*" is not exclusive;

(iv)   words in the singular include the plural, and words in the plural include the singular;

(v)   provisions apply to successive events and transactions;

(vi)   "*herein*," "*hereof*" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(vii)   all ratios and computations based on GAAP contained in this Indenture shall be computed in accordance with the definition of "GAAP" set forth in Section 1.01; and

(viii) all references to Sections or Articles refer to Sections or Articles of this Indenture unless otherwise indicated.

ARTICLE TWO

NOTES

SECTION 2.01. *Form and Dating*. The Notes and the authentication agent's certificate of authentication shall be until the Assumption substantially in the form annexed hereto as Exhibit A with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, by stock exchange agreements to which Escrow Subsidiary prior to the Assumption and thereafter FelCor LP or the Guarantors are subject or by usage. Escrow Subsidiary prior to the Assumption and thereafter FelCor LP shall approve the form of the Notes and any notation, legend or endorsement on the Notes. Each Note shall be dated the date of its authentication.

The terms and provisions contained in the form of the Notes annexed hereto as Exhibit A shall constitute, and are hereby expressly made, a part of this Indenture. To the extent applicable, Escrow Subsidiary prior to the Assumption and thereafter FelCor LP, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more permanent global Notes in registered form, substantially in the form set forth in Exhibit A (collectively, the "*U.S. Global Notes*"), deposited with the Registrar, as custodian for the Depositary, duly executed by Escrow Subsidiary prior to the Assumption and thereafter FelCor LP and authenticated by the authenticating agent as hereinafter provided. The aggregate principal amount of the U.S. Global Notes may from time to time be increased or decreased by adjustments made on the records of the Registrar, as custodian for the Depositary or its nominee, as hereinafter provided.

Notes offered and sold in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more temporary global Notes in registered form substantially in the form set forth in Exhibit A (the "*Temporary Offshore Global Notes*") deposited with the Registrar, as custodian for the Depositary, duly executed by FelCor LP and authenticated by the Trustee or authenticating agent as hereinafter provided. At any time following 40 days from the initial issuance of a series of notes (the "*Offshore Notes Exchange Date*"), upon receipt by the

Trustee and FelCor LP of a certificate substantially in the form of Exhibit B hereto, one or more permanent global Notes in registered form substantially in the form set forth in Exhibit A (the "*Permanent Offshore Global Notes*," and together with the Temporary Offshore Global Notes, the "*Offshore Global Notes*") duly executed by FelCor LP and authenticated by the Trustee or authenticating agent as hereinafter provided shall be deposited with the Registrar as custodian for the Depositary, and the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Temporary Offshore Global Notes in an amount equal to the principal amount of the beneficial interest in the Temporary Offshore Global Notes transferred.

Notes offered and sold in reliance on Regulation D under the Securities Act shall be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A (the "*U.S. Physical Notes*"). Notes issued pursuant to Section 2.07 in exchange for interests in the Offshore Global Note shall be in the form of permanent certificated Notes in registered form substantially in the form set forth in Exhibit A (the "*Offshore Physical Notes*").

The Offshore Physical Notes and U.S. Physical Notes are sometimes collectively herein referred to as the "*Physical Notes*." The U.S. Global Notes and the Offshore Global Notes are sometimes referred to herein as the "*Global Notes*."

The definitive Notes shall be typed, printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the Officers executing such Notes, as evidenced by their execution of such Notes. Notwithstanding anything in Section 2.07 or Section 2.08 of this Indenture, prior to the date of the Assumption, beneficial interests in the Global Notes shall not be transferred to, or exchanged for, interests in a Physical Note without the consent of Escrow Subsidiary.

SECTION 2.02. *Restrictive Legends*. Unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement pursuant to the Registration Rights Agreement, the U.S. Global Notes, Temporary Offshore Global Notes and each U.S. Physical Note shall bear the following legend on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS ONE YEAR IN THE CASE OF RULE 144A NOTES, AND 40 DAYS IN THE CASE OF REGULATION S NOTES, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A

MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

Each Global Note, whether or not an Exchange Note, shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO Escrow subsidiary OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.08 OF THE INDENTURE.

Each Global Note, whether or not an Exchange Note, shall also include the following legend if such Note is issued with more than de minimis original issue discount for United States federal income tax purposes:

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE. A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH NOTES BY SUBMITTING A REQUEST FOR SUCH INFORMATION TO escrow subsidiary AT THE FOLLOWING ADDRESS: 545 EAST JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062 ATTENTION: GENERAL COUNSEL.

SECTION 2.03. *Execution, Authentication and Denominations.* The Notes shall be executed by two Officers of Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor, as general partner of FelCor LP. The signature of any of these Officers on the Notes may be by facsimile or manual signature in the name and on behalf of Escrow Subsidiary, FelCor or FelCor LP, as the case may be.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. Each Note will be dated the date of its authentication.

The Notes shall be issued in the initial aggregate principal amount of $525,000,000, *provided* that FelCor LP may issue additional Notes hereunder without limitation as to principal amount in accordance with Section 2.15 hereof.

At any time and from time to time after the execution of this Indenture, the Trustee or an authenticating agent shall upon receipt of a Company Order authenticate for original issue Notes in the aggregate principal amount specified in such Company Order; *provided* that the Trustee shall be entitled to receive an Officers' Certificate and an Opinion of Counsel of Escrow Subsidiary or FelCor LP, as the case may be, in connection with such authentication of Notes. Such Company Order shall specify the amount of Notes to be authenticated, the principal amount of each Note to be authenticated, the date on which the original issue of Notes is to be authenticated, the registered holder of each of the said Notes, the CUSIP, if applicable, delivery instruction for each such Note and in case of an issuance of Notes pursuant to Section 2.15, shall certify that such issuance is in compliance with Article Four.

The Trustee or FelCor may appoint an authenticating agent to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the authenticating agent includes authentication by any such authenticating agent. An authenticating agent has the same rights as an Agent to deal with FelCor LP or an Affiliate of FelCor LP.

The Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 in principal amount at maturity and any integral multiple of $1,000 in excess thereof.

SECTION 2.04. *Registrar and Paying Agent.* FelCor LP shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (the "*Registrar*"), an office or agency where Notes may be presented for payment (the "*Paying Agent*") and an office or agency where notices and demands to or upon FelCor LP in respect of the Notes and this Indenture may be served, which shall be in the Borough of Manhattan, The City of New York. FelCor LP shall cause the Registrar to keep a register of the Notes and of their transfer and exchange (the "*Note Register*"). FelCor LP may have one or more co-Registrars and one or more additional Paying Agents.

FelCor LP shall enter into an appropriate agency agreement with any Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Agent. FelCor LP shall give prompt written notice to the Trustee of the name and address of any such Agent and any change in the address of such Agent. If FelCor LP fails to maintain a Registrar, Paying Agent and/or agent for service of notices and demands, the Trustee shall act as such Registrar and Paying Agent for service of notices and demands. FelCor LP may remove any Agent upon 30 days prior written notice to such Agent and the Trustee; *provided* that no such removal shall become effective until (i) the acceptance of an appointment by a successor Agent to such Agent as evidenced by an appropriate agency agreement entered into by FelCor LP and such successor Agent and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as such Agent until the appointment of a successor Agent in accordance with clause (i) of this proviso. Except with respect to Article Eight, FelCor, FelCor LP, any Subsidiary of FelCor or FelCor LP, or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar, and/or agent for service of notice and demands.

FelCor LP initially appoints Deutsche Bank Trust Company Americas as Registrar, Paying Agent, authenticating agent and agent for service of notice and demands. If, at any time, the Trustee is not the Registrar, the Registrar shall make available to the Trustee on or before each Interest Payment Date and at such other times as the Trustee may reasonably request, the names and addresses of the Holders as they appear in the Note Register.

SECTION 2.05. *Paying Agent To Hold Money in Trust.* Not later than each due date of the principal, premium, if any, interest and Additional Interest, if any, on any Notes, FelCor LP shall deposit with the Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and interest so becoming due. FelCor LP shall deposit or otherwise transfer such funds to the Paying Agent by no later than 10:00 a.m., New York City time, on the applicable due date. FelCor LP shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, interest and Additional Interest, if any, on the Notes (whether such money has been paid to it by FelCor LP or any other obligor on the Notes), and such Paying Agent shall promptly notify the Trustee of any default by FelCor LP (or any other obligor on the Notes) in making any such payment. FelCor LP at any time may require a Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may at any time during the continuance of any payment default, upon written request to a Paying Agent, require such Paying Agent to pay all money held by it to

the Trustee and to account for any funds disbursed. Upon doing so, the Paying Agent shall have no further liability for the money so paid over to the Trustee. If FelCor, FelCor LP or any Subsidiary of FelCor or FelCor LP or any Affiliate of any of them acts as Paying Agent, it will, on or before each due date of any principal of, premium, if any, or interest on the Notes, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such principal, premium, if any, interest or Additional Interest, if any, so becoming due until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and will promptly notify the Trustee of its action or failure to act.

SECTION 2.06. *Transfer and Exchange.* The Notes are issuable only in registered form. A Holder may transfer a Note only by written application to the Registrar stating the name of the proposed transferee and otherwise complying with the terms of this Indenture. No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Note Register. Prior to the registration of any transfer by a Holder as provided herein, FelCor LP, the Guarantors, the Trustee and any agent of FelCor LP shall treat the person in whose name the Note is registered as the owner thereof for all purposes whether or not the Note shall be overdue, and neither FelCor LP, the Guarantors, the Trustee nor any such agent shall be affected by notice to the contrary. Furthermore, any Holder of a Global Note shall, by acceptance of such Global Note, agree that transfers of beneficial interests in such Global Note may be effected only through a book entry system maintained by the Holder of such Global Note (or its agent) and that ownership of a beneficial interest in the Note shall be required to be reflected in a book entry. When Notes are presented to the Registrar or a co-Registrar with a request to register the transfer or to exchange them for an equal principal amount of Notes of other authorized denominations (including an exchange of Notes for Exchange Notes), the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met; *provided* that no exchanges of Notes for Exchange Notes shall occur until a Registration Statement shall have been declared effective by the Commission and that any Notes that are exchanged for Exchange Notes shall be cancelled by the Registrar. To permit registrations of transfers and exchanges, FelCor LP shall execute and the authenticating agent shall authenticate Notes at the Registrar's request. No service charge shall be made for any registration of transfer or exchange or redemption of the Notes, but FelCor LP may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or other similar governmental charge payable upon exchanges pursuant to Section 2.11, 3.08, 4.10, 4.11, 4.14 or 9.04).

The Registrar shall not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Notes selected for redemption under Section 3.03 and ending at the close of business on the day of such mailing, (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (iii) to register the transfer of or to exchange a Note between a Regular Record Date and the next succeeding Interest Payment Date.

Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent, FelCor LP and the Guarantors may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal and interest on such Notes and for all other purposes, and none of the Trustee, any Agent, FelCor LP or the Guarantors shall be affected by notice to the contrary.

SECTION 2.07. *Book-Entry Provisions for Global Notes.*

(a)   The U.S. Global Note and Offshore Global Note initially shall (i) be registered in the name of the Depositary for such Global Notes or the nominee of such Depositary, (ii) be delivered to the Registrar as custodian for such Depositary and (iii) bear legends as set forth in Section 2.02.

Members of, or participants in, the Depositary ("*Agent Members*") shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Registrar as its custodian, or under the Global Note, and the Depositary may be treated by FelCor LP, the Guarantors, the Trustee, the Agents and any agent of FelCor LP, the Guarantors or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent FelCor LP, the Guarantors, the Registrar, any Agent or

any agent of FelCor LP or the Guarantors from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Note.

(b)   Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in a Global Note may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 2.08. In addition, U.S. Physical Notes and Offshore Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in the U.S. Global Note or the Offshore Global Note, respectively, if (i) the Depositary notifies FelCor LP that it is unwilling or unable to continue as Depositary for the U.S. Global Note or the Offshore Global Note, as the case may be, and a successor depositary is not appointed by FelCor LP within 90 days of such notice, (ii) an Event of Default has occurred and is continuing and the Registrar has received a request therefor from the Depositary or (iii) in accordance with the rules and procedures of the Depositary and the provisions of Section 2.08.

(c)   Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(d)   In connection with any transfer of a portion of the beneficial interests in the U.S. Global Note or Permanent Offshore Global Note to beneficial owners pursuant to paragraph (b) of this Section, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the U.S. Global Note or Permanent Offshore Global Note in an amount equal to the principal amount of the beneficial interest in the U.S. Global Note or Permanent Offshore Global Note to be transferred, and Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP shall execute, and the authenticating agent shall authenticate and deliver, one or more U.S. Physical Notes or Offshore Physical Notes, as the case may be, of like tenor and amount.

(e)   In connection with the transfer of the entire U.S. Global Note or Offshore Global Note to beneficial owners pursuant to paragraph (b) of this Section, the U.S. Global Note or Offshore Global Note, as the case may be, shall be deemed to be surrendered to the Registrar for cancellation, and Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP shall execute, and the authenticating agent shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the U.S. Global Note or Offshore Global Note, as the case may be, an equal aggregate principal amount of U.S. Physical Notes or Offshore Physical Notes, as the case may be, of authorized denominations.

(f)   Any U.S. Physical Note delivered in exchange for an interest in the U.S. Global Note pursuant to paragraph (b), (d) or (e) of this Section shall, except as otherwise provided by paragraph (f) of Section 2.08, bear the legend regarding transfer restrictions applicable to the U.S. Physical Note set forth in Section 2.02.

(g)   Any Offshore Physical Note delivered in exchange for an interest in the Temporary Offshore Global Note pursuant to paragraph (b), (d) or (e) of this Section shall, except as otherwise provided by paragraph (f) of Section 2.08, bear the legend regarding transfer restrictions applicable to the Offshore Physical Note set forth in Section 2.02.

(h)   The registered Holder of a Global Note may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

SECTION 2.08. *Special Transfer Provisions.* Unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement pursuant to the Registration Rights Agreement, the following provisions shall apply:

(a)   Transfers to Non-QIB Institutional Accredited Investors. The following provisions shall apply with respect to the registration of any proposed transfer of a Note to any Institutional Accredited Investor which is not a QIB (excluding Non-U.S. Persons):

(1)   The Registrar shall register the transfer of any Note, whether or not such Note bears the Private Placement Legend, if (x) the requested transfer is one year after the original issuance of the Notes or (y) the proposed transferee has delivered to the Registrar a certificate substantially in the form of Exhibit C hereto and, an opinion of counsel acceptable to FelCor and FelCor LP that such transfer is in compliance with the Securities Act.

(2)   If the proposed transferor is an Agent Member holding a beneficial interest in the U.S. Global Note, upon receipt by the Registrar of (x) the documents, if any, required by paragraph (1) and (y) instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the U.S. Global Note to be transferred, and Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP shall execute, and the authenticating agent shall authenticate and deliver, one or more U.S. Physical Notes of like tenor and amount.

(b)   Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a U.S. Physical Note or an interest in the U.S. Global Note to a QIB (excluding Non-U.S. Persons):

(i)   If the Note to be transferred consists of (x) U.S. Physical Notes, the Registrar shall register the transfer if such transfer is being made by a proposed transferor who has checked the box provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the form of Note stating, or has other-wise advised FelCor LP and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP and the Guarantors as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A or (y) an interest in the U.S. Global Note, the transfer of such interest may be effected only through the book entry system maintained by the Depositary.

(ii)   If the proposed transferee is an Agent Member, and the Note to be transferred consists of U.S. Physical Notes, upon receipt by the Registrar of the documents referred to in clause (i) and instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the U.S. Physical Notes, to be transferred, and the Registrar shall cancel the U.S. Physical Note so transferred.

(c)   Transfers of Interests in the Temporary Offshore Global Note. The following provisions shall apply with respect to registration of any proposed transfer of interests in the Temporary Offshore Global Note:

(i)   The Registrar shall register the transfer of any Note (x) if the proposed transferee is a Non-U.S. Person and the proposed transferor has delivered to the Registrar a

certificate substantially in the form of Exhibit D hereto or (y) if the proposed transferee is a QIB and the proposed transferor has checked the box provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the form of Note stating, or has otherwise advised FelCor LP and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP and the Guarantors as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A.

(ii)   If the proposed transferee is an Agent Member, upon receipt by the Registrar of the documents referred to in clause (i)(y) above and instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the U.S. Global Note, in an amount equal to the principal amount at maturity of the Temporary Offshore Global Note to be transferred, and the Registrar shall decrease the amount of the Temporary Offshore Global Note in such an amount.

(d)   Transfers of Interests in the Permanent Offshore Global Note or Unlegended Offshore Physical Notes. The following provisions shall apply with respect to any transfer of interests in the Permanent Offshore Global Note or unlegended Offshore Physical Notes. The Registrar shall register the transfer of any such Note without requiring any additional certification.

(e)   Transfers to Non-U.S. Persons at Any Time. The following provisions shall apply with respect to any transfer of a Note to a Non-U.S. Person:

(i)   Prior to 40 days from the initial issuance of a series of Notes, the Registrar shall register any proposed transfer of a Note to a Non-U.S. Person upon receipt of a certificate substantially in the form of Exhibit D hereto from the proposed transferor. On and after 40 days from the initial issuance of a series of Notes, the Registrar shall register any proposed transfer to any Non-U.S. Person if the Note to be transferred is a U.S. Physical Note or an interest in the U.S. Global Note, upon receipt of a certificate substantially in the form of Exhibit D from the proposed transferor.

(ii)   (a) If the proposed transferor is an Agent Member holding a beneficial interest in the U.S. Global Note, upon receipt by the Registrar of (x) the documents, if any, required by paragraph (i) and (y) instructions in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount at maturity of the U.S. Global Note in an amount equal to the principal amount at maturity of the beneficial interest in the U.S. Global Note to be transferred, and (b) if the proposed transferee is an Agent Member, upon receipt by the Registrar of instructions given in accordance with the Depositary's and the Registrar's procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount at maturity of the Offshore Global Note in an amount equal to the principal amount at maturity of the U.S. Physical Notes or the U.S. Global Note, as the case may be, to be transferred, and the Registrar shall cancel the U.S. Physical Note, if any, so transferred or decrease the amount of the U.S. Global Note.

(f)   Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless either (i) the circumstances contemplated by the second sentence of the fourth paragraph of Section 2.01 or paragraph (a)(1)(x) or (e)(ii) of this Section 2.08 exist or (ii) there is delivered to the Registrar an Opinion of Counsel

reasonably satisfactory to FelCor and FelCor LP and the Registrar to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

(g)   General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Note only as provided in this Indenture. The Registrar shall not register a transfer of any Note unless such transfer complies with the restrictions on transfer of such Note set forth in this Indenture. In connection with any transfer of Notes, each Holder agrees by its acceptance of the Notes to furnish the Registrar or FelCor LP such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act; *provided* that the Registrar shall not be required to determine (but may rely on a determination made by FelCor LP with respect to) the sufficiency of any such certifications, legal opinions or other information.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.07 or this Section 2.08. FelCor LP shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

SECTION 2.09. *Replacement Notes*. If a mutilated Note is surrendered to the Registrar or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP shall issue and the authenticating agent shall authenticate a replacement Note of like tenor and amount and bearing a number not contemporaneously outstanding; *provided* that the requirements of this Section 2.09 are met. If required by the Registrar or Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP, an indemnity bond must be furnished that is sufficient to protect Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP, the Guarantors, the Registrar or any other Agent from any cost, expense or loss that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment. FelCor LP may charge such Holder for its expenses and the expenses of the Registrar in replacing a Note. In case any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, FelCor LP in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of Escrow Subsidiary, prior to the date of the Assumption and thereafter FelCor LP and shall be entitled to the benefits of this Indenture.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.10. *Outstanding Notes*. Notes outstanding at any time are all Notes that have been authenticated by the authenticating agent except for those cancelled by the Registrar, those delivered to it for cancellation and those described in this Section 2.10 as not outstanding.

If a Note is replaced pursuant to Section 2.09, it ceases to be outstanding unless and until the Registrar and Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP receive proof satisfactory to them that the replaced Note is held by a bona fide purchaser.

If the Paying Agent (other than FelCor, FelCor LP or an Affiliate of FelCor or FelCor LP) holds on the maturity date money sufficient to pay Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest on them shall cease to accrue.

A Note does not cease to be outstanding because FelCor or FelCor LP or one of their Affiliates holds such Note; *provided* that, in determining whether the Holders of the requisite principal amount of the outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Notes owned by FelCor, FelCor LP, the Guarantors or any other obligor upon the Notes or any Affiliate of FelCor LP or the Guarantors or of such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not FelCor LP or the Guarantors or any other obligor upon the Notes or any Affiliate of FelCor LP or the Guarantors or of such other obligor.

SECTION 2.11. *Temporary Notes.* Until definitive Notes are ready for delivery, Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP may prepare and the authenticating agent shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have insertions, substitutions, omissions and other variations determined to be appropriate by the Officers executing the temporary Notes, as evidenced by their execution of such temporary Notes. If temporary Notes are issued, Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP will cause definitive Notes to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at the office or agency of FelCor LP designated for such purpose pursuant to Section 4.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP shall execute and the authenticating agent shall authenticate and deliver in exchange therefor a like principal amount of definitive Notes of authorized denominations. Until so exchanged, the temporary Notes shall be entitled to the same benefits under this Indenture as definitive Notes.

SECTION 2.12. *Cancellation.* FelCor LP at any time may deliver to the Registrar for cancellation any Notes previously authenticated and delivered hereunder which FelCor LP may have acquired in any manner whatsoever, and may deliver to the Registrar for cancellation any Notes previously authenticated hereunder which Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP has not issued and sold. The Trustee and the Paying Agent shall forward to the Registrar any Notes surrendered to it for transfer, exchange or payment. The Registrar shall cancel all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its normal procedure.

SECTION 2.13. *CUSIP Numbers.* Escrow Subsidiary prior to the date of the Assumption and thereafter FelCor LP in issuing the Notes may use "CUSIP," "CINS" or "ISIN" numbers (if then generally in use), and the Trustee and Registrar shall use CUSIP, CINS or ISIN numbers, as the case may be, in notices of redemption or exchange as a convenience to Holders; *provided* that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on the Notes.

SECTION 2.14. *Defaulted Interest.* If FelCor LP or the Guarantors default in a payment of interest on the Notes, FelCor LP or the Guarantors shall pay, or shall deposit with the Paying Agent money in immediately available funds sufficient to pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date. A special record date, as used in this Section 2.14 with respect to the payment of any defaulted interest, shall mean the 15th day next preceding the date fixed by FelCor LP for the payment of defaulted interest, whether or not such day is a Business Day. At least 15 days before the subsequent special record date, FelCor LP (or, upon the written request of FelCor LP, the Trustee in the name and at the expense of FelCor LP) shall mail to each Holder and to the Trustee a notice that states the subsequent special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.15. *Issuance of Additional Notes.* FelCor LP may, subject to compliance with Article Four of this Indenture, issue additional Notes under this Indenture. The Notes issued on the Closing Date and any additional Notes subsequently issued shall be treated as a single class for all purposes under this Indenture.

ARTICLE THREE

REDEMPTION

SECTION 3.01. *Optional Redemption.*

(a)   Except as provided in this Section 3.01(a), in Section 3.01(b) and Section 3.01(c), FelCor LP will not have the right to redeem any of the Notes prior to June 1, 2015. At any time and from time to time prior to June 1, 2015, FelCor LP and FelCor may, at their option, redeem all or a portion of the Notes at a Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to, but excluding, the Redemption Date.

(b)   Notwithstanding the foregoing, at any time, or from time to time, on or prior to June 1, 2014, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes issued under this Indenture at a Redemption Price (expressed as a percentage of the principal amount thereof) equal to 106.750%, together with accrued and unpaid interest thereon, if any, to, but excluding, the Redemption Date; *provided* that (i) at least 65% of the aggregate principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and (ii) FelCor LP makes such redemption no later than 90 days after the consummation of any such Equity Offering.

Notwithstanding the foregoing, at any time, and from time to time, on and after June 1, 2015, FelCor LP may redeem all or a portion of the Notes, at the following Redemption Prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing June 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to, but excluding, the Redemption Date:

Year	Redemption Price
2015	103.375%
2016	101.688%
2017 and thereafter	100.00%

SECTION 3.02. *Notices to Trustee, Registrar and Paying Agent.* If FelCor LP elects to redeem Notes pursuant to Section 3.01, it shall notify the Trustee, Registrar and Paying Agent in writing of the Redemption Date and the principal amount of Notes to be redeemed in an Officers' Certificate at least 30 days before the Redemption Date (unless a shorter period shall be satisfactory to the Trustee).

SECTION 3.03. *Selection of Notes To Be Redeemed.* If less than all of the Notes are to be redeemed at any time, the Trustee or Registrar shall select the Notes to be redeemed in compliance with the requirements, as certified to it by FelCor LP, of the principal national securities exchange, if any, on which the Notes are listed or, on a *pro rata* basis, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate; *provided* that no Notes of $1,000 in principal amount at maturity shall be redeemed in part. Notwithstanding the foregoing, if less than all the Notes are to be redeemed with the proceeds of an Equity Offering, the Trustee or Registrar shall select the Notes to be redeemed on a *pro rata* basis or on as nearly a *pro rata* basis as practicable (subject to the procedures of the Depositary) unless such method is otherwise prohibited.

The Trustee or Registrar shall make the selection from the Notes outstanding and not previously called for redemption. Notes in denominations of $1,000 in principal amount at maturity may only be redeemed in whole. The Trustee or Registrar may select for redemption portions (equal to $1,000 in principal amount at maturity or any integral multiple thereof) of Notes that have denominations larger than $1,000 in principal amount at maturity. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify FelCor LP and the Registrar promptly in writing of the Notes or portions of Notes to be called for redemption.

SECTION 3.04. *Notice of Redemption.* With respect to any redemption of Notes pursuant to Section 3.01, at least 30 days (or such shorter period as may be permitted by the Depositary) but not more than 60 days before a

Redemption Date, FelCor LP shall mail a notice of redemption by first class mail to each Holder whose Notes are to be redeemed, the Trustee and the Agents. The notice need not set forth the Applicable Premium but only the manner of calculations of the redemption price. FelCor LP and FelCor will notify the Trustee of the Applicable Premium with respect to the Notes promptly after the calculation and none of the Trustee, Registrar or Paying Agent will be responsible for such calculation.

The notice shall identify the Notes to be redeemed and shall state:

(i)   the Redemption Date;

(ii)   the Redemption Price, *provided* that with regard to a redemption pursuant to Section 3.01 (a), the notice need only to set forth the method of calculation thereof;

(iii)   the name and address of the Paying Agent;

(iv)   that Notes called for redemption must be surrendered to the Paying Agent in order to collect the Redemption Price;

(v)   that, unless FelCor LP defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders is to receive payment of the Redemption Price plus accrued interest to the Redemption Date upon surrender of the Notes to the Paying Agent;

(vi)   that, if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 in principal amount at maturity or any integral multiple thereof) of such Note to be redeemed and that, on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount at maturity equal to the unredeemed portion thereof will be reissued; and

(vii)   that, if any Note contains a CUSIP, CINS or ISIN number as provided in Section 2.13, no representation is being made as to the correctness of the CUSIP, CINS or ISIN number either as printed on the Notes or as contained in the notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes.

At FelCor LP's request (which request may be revoked by FelCor LP at any time prior to the time at which the Trustee shall have given such notice to the Holders), made in writing to the Trustee, Registrar and Paying Agent at least 45 days (or such shorter period as shall be satisfactory to the Trustee) before a Redemption Date, the Trustee shall give the notice of redemption in the name and at the expense of FelCor LP; *provided* that the text of the notice of redemption shall be prepared by FelCor LP. If, however, FelCor LP gives such notice to the Holders, FelCor LP shall concurrently deliver to the Trustee, Registrar and Paying Agent an Officers' Certificate stating that such notice has been given.

SECTION 3.05. *Effect of Notice of Redemption.* Once notice of redemption is mailed, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price. Upon surrender of any Notes to the Paying Agent, such Notes shall be paid at the Redemption Price, plus accrued interest and Additional Interest, if any, to the Redemption Date.

Notice of redemption shall be deemed to be given when mailed, whether or not the Holder receives the notice. In any event, failure to give such notice, or any defect therein, shall not affect the validity of the proceedings for the redemption of Notes held by Holders to whom such notice was properly given.

SECTION 3.06. *Deposit of Redemption Price.* No later than 11:00 a.m. on or prior to any Redemption Date, FelCor LP shall deposit with the Paying Agent (or, if FelCor LP is acting as its own Paying Agent, shall segregate and hold in trust as provided in Section 2.05) money sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on that date other than Notes or portions thereof called for redemption on that date that have been delivered by FelCor LP to the Registrar for cancellation.

SECTION 3.07. *Payment of Notes Called for Redemption*. If notice of redemption has been given in the manner provided above, the Notes or portion of Notes specified in such notice to be redeemed shall become due and payable on the Redemption Date at the Redemption Price stated therein, together with accrued interest and Additional Interest, if any, to such Redemption Date, and on and after such date (unless FelCor LP shall default in the payment of such Notes at the Redemption Price and accrued interest and Additional Interest, if any, to the Redemption Date, in which case the principal, until paid, shall bear interest from the Redemption Date at the rate prescribed in the Notes), such Notes shall cease to accrue interest. Upon surrender of any Note for redemption in accordance with a notice of redemption, such Note shall be paid and redeemed by FelCor LP at the Redemption Price, together with accrued interest and Additional Interest, if any, to the Redemption Date; *provided* that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders registered as such at the close of business on the relevant Regular Record Date.

SECTION 3.08. *Notes Redeemed in Part*. Upon surrender of any Note that is redeemed in part, FelCor LP shall execute and the authenticating agent shall authenticate and deliver to the Holder a new Note equal in principal amount to the unredeemed portion of such surrendered Note.

SECTION 3.09. *Special Mandatory Redemption*. Upon the earlier of (x) the date that FelCor LP determines in its sole discretion that it will not purchase Royalton and Morgans and (y) July 10, 2011, Escrow Subsidiary will be required to deliver a notice of redemption calling all of the Notes for redemption no later than the tenth business day thereafter at the Mandatory Redemption Price (the "*Mandatory Redemption*"). The latest Redemption Date is referred to as the "*Outside Date*." The "*Mandatory Redemption Price*" means the Redemption Price equal to 100% of the principal amount of the Notes issued on the Closing Date, *plus* accrued interest thereon from the Closing Date to, but excluding, the Redemption Date. Escrow Subsidiary, FelCor and FelCor LP shall instruct the Escrow Agent to deposit with the Paying Agent on the Redemption Date money sufficient to pay the Mandatory Redemption Price (any shortfall to be provided by Escrow Subsidiary) in accordance with the terms of the Escrow Agreement.

ARTICLE FOUR

COVENANTS

SECTION 4.01. *Payment of Notes*. FelCor LP shall pay the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes and this Indenture. An installment of principal, premium, if any, or interest shall be considered paid on the date due if the Trustee or Paying Agent (other than FelCor LP, a Subsidiary of FelCor LP, a Guarantor or any Affiliate of any of them) holds on that date money designated for and sufficient to pay the installment. If FelCor LP, any Subsidiary of FelCor LP, a Guarantor or any Affiliate of any of them, acts as Paying Agent, an installment of principal, premium, if any, or interest shall be considered paid on the due date if the entity acting as Paying Agent complies with the last sentence of Section 2.05. As provided in Section 6.09, upon any bankruptcy or reorganization procedure relative to FelCor LP or any Guarantor, the Trustee shall serve as the Paying Agent and conversion agent, if any, for the Notes.

FelCor LP shall pay interest on overdue principal, premium, if any, and interest on overdue installments of interest, to the extent lawful, at the rate per annum specified in the Notes.

SECTION 4.02. *Maintenance of Office or Agency*. FelCor LP shall maintain an office or agency where Notes may be surrendered for registration of transfer or exchange or for presentation for payment and where notices and demands to or upon FelCor LP in respect of the Notes and this Indenture may be served. FelCor LP will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time FelCor LP shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations or surrenders, may be made or served at the address of the Trustee set forth in Section 10.02.

FelCor LP may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided* that no such designation or rescission shall in any manner relieve FelCor LP of its obligation to maintain an

office or agency for such purposes. FelCor LP shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

FelCor LP hereby initially designates the Paying Agent, Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005, as agent for FelCor LP, as such office of FelCor LP in accordance with Section 2.04.

SECTION 4.03. *Limitation on Indebtedness*.

(a)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness if, immediately after giving effect to the Incurrence of such additional Indebtedness, the aggregate principal amount of all outstanding Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of Adjusted Total Assets.

(b)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Subsidiary Debt or any Secured Indebtedness if, immediately after giving effect to the Incurrence of such additional Subsidiary Debt or Secured Indebtedness, the aggregate principal amount of all outstanding Subsidiary Debt and Secured Indebtedness of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis is greater than 45% of Adjusted Total Assets.

(c)   Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, Incur any Indebtedness; *provided* that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis would be greater than (i) prior to October 1, 2011, 1.4 to 1, (ii) on or after October 1, 2011 but prior to October 1, 2012, 1.6 to 1 and (iii) thereafter, 2.0 to 1.

(d)   Notwithstanding paragraph (a), (b) or (c) of this Section 4.03, FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur each and all of the following:

(i)   Indebtedness outstanding under any Line of Credit at any time in an aggregate principal amount not to exceed the greater of (a) $250 million or (b) 1.5 times Consolidated EBITDA for the then most recent four fiscal quarters calculated prior to such Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19, less any amount of such Indebtedness under any Line of Credit permanently repaid as provided under Section 4.11;

(ii)   Indebtedness owed to:

(A)   FelCor LP or FelCor evidenced by an unsubordinated promissory note, or

(B)   to any Restricted Subsidiary;

provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to FelCor LP or FelCor or any other Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii);

(iii)   Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii), (iv), (vi) or (vii) of this paragraph (d)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); *provided* that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness *pari passu* with or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if:

(A)   in case the Notes are refinanced in part or the Indebtedness to be refinanced is *pari passu* in right of payment with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is *pari passu* in right of payment with or is expressly made subordinate in right of payment to the remaining Notes,

(B)   in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, and

(C)   such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded;

provided further that in no event may Indebtedness of FelCor LP or FelCor or a Subsidiary Guarantor that is *pari passu* with or subordinated in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this clause (iii);

(iv)   Indebtedness:

(A)   in respect of performance, surety or appeal bonds provided in the ordinary course of business,

(B)   under Currency Agreements and Interest Rate Agreements; *provided* that such agreements (1) are designed solely to protect FelCor LP or FelCor or any of their respective Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (2) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder, and

(C)   arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of FelCor LP or FelCor or any of their respective Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis in connection with such disposition;

(v)   Indebtedness of FelCor LP or FelCor, to the extent the net proceeds thereof are promptly

(A)   used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control, or

(B)   deposited to defease the Notes in accordance with Section 8.02 or 8.03;

(vi)   Guarantees of the Notes and Guarantees of Indebtedness of FelCor LP or FelCor by any of their respective Restricted Subsidiaries, *provided* the guarantee of such Indebtedness is permitted by and made in accordance with Section 4.07; or

(vii) Additional Pari Passu Indebtedness so long as (A) immediately prior to, and after giving effect to, such Incurrence a Default or an Event of Default shall not have occurred and be continuing and (B) such Incurrence is otherwise permitted under paragraphs (a), (b) and (c) above.

(e) Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that FelCor LP or FelCor or any of their respective Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

(f) For purposes of determining any particular amount of Indebtedness under this Section 4.03:

(1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included, and

(2) any Liens granted pursuant to the equal and ratable provisions referred to in Section 4.09 shall not be treated as Indebtedness.

For purposes of determining compliance with this Section 4.03, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (2) of the preceding sentence), each of FelCor LP and FelCor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses; *provided* that FelCor LP and FelCor must classify such item of Indebtedness in an identical fashion; *provided further* that FelCor LP and FelCor may divide and classify an item of Indebtedness in one or more of the types of Indebtedness and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.03.

SECTION 4.04. *Limitation on Restricted Payments.* Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, directly or indirectly,

(i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock held by Persons other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries, other than:

(A) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock, and

(B) *pro rata* dividends or distributions on Common Stock of FelCor LP or any Restricted Subsidiary held by minority stockholders;

(ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of:

(A) FelCor LP, FelCor or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person other than FelCor LP or FelCor or any of their respective Restricted Subsidiaries unless in connection with such purchase the Unrestricted Subsidiary is designated as a Restricted Subsidiary, or

(B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by an Affiliate of FelCor LP or FelCor (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of FelCor LP or FelCor;

(iii) make any voluntary or optional principal payment, redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of FelCor LP or FelCor that is subordinated in right of payment to the Notes; or

(iv)   make an Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (i) through (iv) above being collectively "*Restricted Payments*") if, at the time of, and after giving effect to, the proposed Restricted Payment:

(A)   a Default or Event of Default shall have occurred and be continuing,

(B)   FelCor LP or FelCor could not Incur at least $1.00 of Indebtedness under paragraphs (a), (b) and (c)(iii) of Section 4.03 (for the avoidance of doubt, clause (iii) of such paragraph (c) will be deemed operative at the time of any Restricted Payment), or

(C)   the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after September 30, 2009 shall exceed the sum of:

(1)   95% of the aggregate amount of the Funds From Operations (or, if the Funds From Operations is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by FelCor LP or FelCor or any of their respective Restricted Subsidiaries to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on October 1, 2009 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19, *plus*

(2)   the aggregate Net Cash Proceeds received by FelCor LP or FelCor after September 30, 2009 from the issuance and sale permitted by this Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of FelCor LP or FelCor, including an issuance or sale permitted by this Indenture of Indebtedness of FelCor LP or FelCor for cash sub-sequent to September 30, 2009 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor, or from the issuance to a Person who is not a Subsidiary of FelCor LP or FelCor of any options, warrants or other rights to acquire Capital Stock of FelCor LP or FelCor (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), *plus*

(3)   an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to FelCor LP or FelCor or any of their respective Restricted Subsidiaries or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Funds From Operations) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments") not to exceed, in each case, the amount of Investments previously made by FelCor LP, FelCor and their respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, *plus*

(4)   the purchase price of non-cash tangible assets acquired in exchange for an issuance of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor subsequent to September 30, 2009.

Notwithstanding the foregoing, FelCor LP or FelCor may declare or pay any dividend or make any distribution, so long as FelCor believes in good faith that FelCor qualifies as a REIT under the Code and the declaration or payment of any dividend or the making of any distribution is necessary either to maintain FelCor's status as a REIT under the Code for any calendar year or to enable FelCor to avoid payment of any tax for any calendar year that could be avoided by reason of a distribution by FelCor to its shareholders, with such distribution to be made as and when determined by FelCor, whether during or after the end of, the relevant calendar year, if:

(1)   the aggregate principal amount of all outstanding Indebtedness of FelCor LP or FelCor on a consolidated basis at such time is less than 80% of Adjusted Total Assets, and

(2)   no Default or Event of Default shall have occurred and be continuing.

The foregoing provisions of this Section 4.04 shall not be violated by reason of:

(i)   the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

(ii)   the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of paragraph (d) of Section 4.03;

(iii)   the repurchase, redemption or other acquisition of Capital Stock of FelCor LP or FelCor or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent issuance of, shares of Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(iv)   the making of any principal payment on, or the repurchase, redemption, retirement, defeasance or other acquisition for value of, Indebtedness of FelCor LP or FelCor which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent issuance of, shares of the Capital Stock (other than Disqualified Stock) of FelCor LP or FelCor (or options, warrants or other rights to acquire such Capital Stock);

(v)   payments or distributions, to dissenting stockholders pursuant to applicable law pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of FelCor LP or FelCor;

(vi)   the payment of cash (A) in lieu of the Issuance of fractional shares of Equity Interests upon conversion, redemption or exchange of securities convertible into or exchangeable for Equity Interests of FelCor and (B) in lieu of the Issuance of whole shares of Equity Interests upon conversion, redemption or exchange of securities convertible into or exchangeable for Equity Interests of FelCor in an aggregate amount not to exceed $1 million;

(vii)   the acquisition or re-acquisition, whether by forfeiture or in connection with satisfying applicable payroll withholding tax obligations, of Capital Stock of FelCor or FelCor LP in connection with the administration of their equity compensation programs in the ordinary course of business;

(viii) the declaration or payment of any cash dividend or other cash distribution in respect of Capital Stock of FelCor, FelCor LP or its respective Restricted Subsidiaries constituting Preferred Stock, so long as the Interest Coverage Ratio contemplated by paragraph (c) of Section 4.03 shall be greater than or equal to 1.7 to 1;

(ix)   Investments in any Person or Persons in an aggregate amount not to exceed $100 million;

(x)   Restricted Payments in an aggregate amount not to exceed $50 million, *provided* that at the time of, and after giving effect to, the proposed Restricted Payment FelCor LP and FelCor could have Incurred at least $1.00 of Indebtedness under paragraphs (a), (b) and (c)(iii) of Section 4.03 (for the avoidance of doubt, clause (iii) of such paragraph (c) will be deemed operative at the time of any Restricted Payment); or

(xi)   the repayment, defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated in right of payment or Disqualified Stock of FelCor or FelCor LP (a) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any Subsidiary) of, the Disqualified Stock of FelCor or FelCor LP, or (b) pursuant to a required change of control offer or asset sale offer arising from a Change of Control or Asset Sale, as the case may be, *provided* that such repayment, repurchase, redemption, acquisition or retirement occurs after all notes tendered by holders in connection with a related Offer to Purchase have been repurchased, redeemed or acquired for value;

provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a direct consequence of the actions or payments set forth therein. Each Restricted Payment permitted pursuant to this paragraph (other than the Restricted Payment referred to in clause (ii) of this paragraph, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) of this paragraph, an Investment referred to in clause (ix) of this paragraph or a Restricted Payment referred to in clause (x) of this paragraph), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this Section 4.04 have been met with respect to any subsequent Restricted Payments.

SECTION 4.05.   *Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(i)   pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by FelCor LP or FelCor or any of their respective Restricted Subsidiaries,

(ii)   pay any Indebtedness owed to FelCor LP, FelCor or any other Restricted Subsidiary,

(iii)   make loans or advances to FelCor LP, FelCor or any other Restricted Subsidiary, or

(iv)   transfer its property or assets to FelCor LP, FelCor or any other Restricted Subsidiary.

The foregoing provisions shall not restrict any encumbrances or restrictions:

(1)   existing on the Closing Date as set forth in this Indenture and any other agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; *provided* that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

(2)   existing under or by reason of applicable law;

(3)   existing with respect to any Person or the property or assets of such Person acquired by FelCor LP, FelCor or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

(4)   in the case of clause (iv) of the first paragraph of this Section 4.05,

(A)   that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B)   existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of FelCor LP, FelCor or any Restricted Subsidiary not otherwise prohibited by this Indenture, or

(C)   arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of FelCor LP, FelCor or any Restricted Subsidiary in any manner material to FelCor LP, FelCor and their respective Restricted Subsidiaries taken as a whole;

(5)   with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

(6)   contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(A)   the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by FelCor LP and FelCor), and

(B)   each of FelCor LP and FelCor determines that any such encumbrance or restriction will not materially affect such Persons' ability to make principal or interest payments on the Notes.

Nothing contained in this Section 4.05 shall prevent FelCor LP, FelCor or any Restricted Subsidiary from:

(1)   creating, incurring, assuming or suffering to exist any Liens otherwise permitted in Section 4.09, or

(2)   restricting the sale or other disposition of property or assets of FelCor LP or FelCor or any of their respective Restricted Subsidiaries that secure Indebtedness of FelCor LP, FelCor or any of their respective Restricted Subsidiaries.

SECTION 4.06. *Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries*

. Neither FelCor LP nor FelCor shall sell, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except:

(i)   to FelCor LP, FelCor or a Wholly Owned Restricted Subsidiary;

(ii)   issuances of director's qualifying shares or sales to individuals of shares of Restricted Subsidiaries, to the extent required by applicable law or to the extent necessary to obtain local liquor licenses;

(iii)   if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under Section 4.04 if made on the date of such issuance or sale; or

(iv)   sales of not greater than 20% of the Capital Stock of a newly-created Restricted Subsidiary made in connection with, or in contemplation of, the acquisition or development by such Restricted Subsidiary of one or more properties to any Person that is, or is an Affiliate of, the entity that provides, franchise, management or other services, as the case may be, to one or more properties owned by such Restricted Subsidiary.

SECTION 4.07. *Limitation on Issuances of Guarantees by Restricted Subsidiaries*. Neither FelCor LP nor FelCor will permit any of their respective Restricted Subsidiaries, directly or indirectly, to Guarantee any Indebtedness of FelCor LP, FelCor or any Subsidiary Guarantor ("*Guaranteed Indebtedness*"), unless:

(i)   such Restricted Subsidiary substantially simultaneously executes and delivers a supplemental indenture to this Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary, and

(ii)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

provided that this Section 4.07 shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is:

(A)   *pari passu* with the Notes or Subsidiary Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be *pari passu* in right of payment with, or subordinated in right of payment to, the Subsidiary Guarantee, or

(B)   subordinate in right of payment to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated in right of payment to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated in right of payment to the Notes or Subsidiary Guarantee.

SECTION 4.08. *Limitation on Transactions with Affiliates*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction (including, without limitations, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of FelCor LP or FelCor or with any Affiliate of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, except upon fair and reasonable terms no less favorable to FelCor LP, FelCor or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's length transaction with a Person that is not such a holder or an Affiliate.

The foregoing limitation shall not limit, and shall not apply to: (i) transactions (A) approved by a majority of the independent directors of FelCor or (B) for which FelCor LP, FelCor or any Restricted Subsidiary delivers to the Trustee and the Collateral Agent a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to FelCor LP, FelCor or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between FelCor LP or FelCor and any of their respective Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary fees and expenses to directors of FelCor who are not employees of FelCor; (iv) any payments or other transactions pursuant to any tax sharing agreement between FelCor LP or FelCor and any other Person with which FelCor LP or FelCor files a consolidated tax return or with which FelCor LP or FelCor is part of a consolidated group for tax purposes; (v) any Restricted Payments not prohibited by Section 4.04; (vi) transactions pursuant to agreements or arrangements in effect on the Closing Date or any amendment, modification or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to FelCor, FelCor LP and their Restricted Subsidiaries than the original agreement or arrangement in existence on the Closing Date; (vii) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by FelCor, FelCor LP or any of their Restricted Subsidiaries with officers and employees of FelCor or any of its Restricted Subsidiaries that are Affiliates of FelCor or FelCor LP and the payment of compensation to such officers and employees (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans) so long as such agreement has been approved by the Board of Directors of FelCor; (viii) commission, payroll, travel and similar advances or loans (including payment or cancellation thereof) to officers and employees of FelCor or any of its Restricted Subsidiaries; (ix) any transaction with any Person that is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction; or (x) any transaction with a joint venture, partnership, limited liability company or other entity that would constitute an Affiliate Transaction solely because FelCor LP, FelCor or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity. Notwithstanding the foregoing, any transaction or

series of related transactions covered by the first paragraph of this Section 4.08 and not covered by clauses (ii) through (x) of this paragraph, (a) the aggregate amount of which exceeds $5 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above, and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (i)(B) above.

SECTION 4.09. *Limitation on Liens*. Neither FelCor LP nor FelCor shall, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause to exist any Lien (except a Permitted Lien) that secures obligations under any Indebtedness (any such Lien, an "*Additional Lien*") on any asset or properties of FelCor LP or FelCor or any Restricted Subsidiary that constitutes Collateral (which shall also include for purposes of this Section 4.09, the Vinoy Marina Leasehold Parcel), or any income or profits therefrom, or assign or convey any right to receive income therefrom, other than (i) the Notes and the Note Guarantee of any Guarantor and (ii) any Additional Pari Passu Indebtedness to the extent the Incurrence of such Indebtedness is permitted under Section 4.03; *provided* that the foregoing shall not prohibit FelCor LP or FelCor or any Restricted Subsidiary from, directly or indirectly, creating, incurring assuming or otherwise causing to exist any such Additional Lien with respect to any asset or property that does not constitute Collateral (or any income or profits therefrom, or right to receive income therefrom).

SECTION 4.10. *Limitation on Collateral Asset Sales*. Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, consummate any Collateral Asset Sale, unless:

(i)   FelCor LP, FelCor or such Restricted Subsidiary, as the case may be, receives cash consideration at the time of such Collateral Asset Sale at least equal to the fair market value of the Collateral sold or disposed of as certified to the Collateral Agent by a nationally recognized independent appraiser selected by FelCor LP; or

(ii)   FelCor LP, FelCor or such Restricted Subsidiary pledges to the Collateral Agent as replacement collateral owned or leased real property (such pledge of owned or leased real property consisting of either (a) the pledge to the Collateral Agent of owned or leased real property already owned thereby as replacement collateral or (b) the purchase and subsequent pledge of new owned or leased real property, in each case within 60 days of such sale) (in each case, the "*Replacement Property Collateral*"), so long as (1) the Replacement Property Collateral in such Collateral Asset Sale has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Collateral Agent within 30 days of such substitution) at least equal to the value of the Collateral as of the date of disposition of such Collateral, (2) the Replacement Property Collateral in such Collateral Asset Sale has a Collateral EBITDA that is no worse than the Collateral EBITDA of the Collateral sold for the then most recent four fiscal quarters prior to such Collateral Asset Sale for which reports have been filed with the Commission or provided to the Trustee pursuant to Section 4.19, (3) the Replacement Property Collateral is owned by a Subsidiary Guarantor that is a Wholly-Owned Subsidiary of FelCor LP or FelCor and all the equity interests in any such Wholly Owned Subsidiary (the "*Replacement Pledged Equity*"), along with the Replacement Property Collateral, are pledged to the Collateral Agent for the benefit of the Holders, (4) the Collateral Agent has a first priority Lien in the Replacement Property Collateral and the Replacement Pledged Equity (collectively, the "*Replacement Collateral*") and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for transactions of similar size and scope, as determined by a nationally recognized real estate firm or law firm selected by FelCor LP, so long as (x) after giving effect to such sale or disposition no more than 50% of the Restricted Hotels constituting Collateral prior to the sale or disposition would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral) and (5) the granting of a Lien on such Replacement Collateral is permitted by the terms of all other material Indebtedness of FelCor LP and FelCor and their Restricted Subsidiaries and the Trustee and the Collateral Agent receives a legal opinion to that effect; *provided* that in the case of clause (4) and (5) above, the Collateral Agent and/or the Trustee will have received the deliverables required thereby as promptly as practical, but in no event more than 120 days following such sale.

Notwithstanding the foregoing, in the event that any Net Cash Proceeds from a Collateral Asset Sale are not invested or applied as provided in clause (ii) set forth in the preceding paragraph within 120 days of such sale, FelCor LP or FelCor or any of their Restricted Subsidiaries will within 15 Business Days thereafter apply any Net Cash Proceeds not so applied (the "*Collateral Excess Proceeds*") to either (i) together with any additional cash that may be required, defease or discharge all the Notes and any Additional Pari Passu Indebtedness secured by a Lien on such Collateral permitted hereby required to be paid under Section 8.02 or Section 8.03 or (ii) make the Offer to Purchase described in the next paragraph with such Collateral Excess Proceeds; *provided* that such application of the Collateral Excess Proceeds shall not be required until the aggregate amount thereof exceeds $20 million.

If FelCor LP or FelCor or a Subsidiary Guarantor makes an Offer to Purchase the Notes after the consummation of a Collateral Asset Sale it will offer to purchase all the Notes and any Additional Pari Passu Indebtedness at a price in cash (the "*Collateral Asset Sale Payment*"), in each case *pro rata* in proportion to the respective principal amounts of the Notes and such Additional Pari Passu Indebtedness required to be repaid, equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 15 Business Days after the expiration of the 120-day period described in the immediately preceding paragraph, FelCor LP or FelCor will send a notice describing such Collateral Asset Sale and the Offer to Purchase, which notice will include the date of consummation for such Offer to Purchase (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the "*Collateral Asset Sale Offer Payment Date*").

On the Collateral Asset Sale Payment Date, FelCor LP and FelCor will:

        (1)   accept for payment all Notes and Additional Pari Passu Indebtedness issued by them or portions thereof properly tendered pursuant to the Offer to Purchase;

        (2)   deposit with the Paying Agent an amount equal to the aggregate Collateral Asset Sale Payment in respect of all Notes and Additional Pari Passu Indebtedness or portions thereof so tendered; and

        (3)   deliver, or cause to be delivered, to the Registrar for cancellation the Notes so accepted together with an Officers' Certificate to the Registrar stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP and FelCor.

If the aggregate principal amount of Notes and such other Additional Pari Passu Indebtedness tendered into such Offer to Purchase exceeds the amount of Collateral Excess Proceeds, then the Notes and such other Additional Pari Passu Indebtedness will be purchased on a *pro rata* basis based on the principal amount of Notes and such other Additional Pari Passu Indebtedness tendered. Upon completion of each Offer to Purchase, any remaining Collateral Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Collateral Excess Proceeds.

SECTION 4.11. *Limitation on Non-Collateral Asset Sales*. Neither FelCor LP nor FelCor shall, and neither FelCor LP or FelCor shall permit any of their respective Restricted Subsidiaries to, consummate any Non-Collateral Asset Sale, unless:

        (i)   the consideration received by FelCor LP, FelCor or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of, and

        (ii)   at least 75% of the consideration received consists of cash or Temporary Cash Investments; *provided*, with respect to the sale of one or more hotel properties, that up to 75% of the consideration may consist of indebtedness of the purchaser of such hotel properties; *provided*, *further*, that such indebtedness is secured by a first priority Lien on the hotel property or properties sold.

In the event and to the extent that the Net Cash Proceeds received by FelCor LP, FelCor or such Restricted Subsidiary from one or more Non-Collateral Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of FelCor LP, FelCor and their

respective Restricted Subsidiaries has been filed with the Commission or provided to the Trustee pursuant to Section 4.19), then FelCor LP or FelCor shall or shall cause the relevant Restricted Subsidiary to:

(i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets:

(A) apply an amount equal to such excess Net Cash Proceeds to permanently reduce Senior Indebtedness of FelCor LP, FelCor or any Restricted Subsidiary or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than FelCor LP, FelCor or any of their respective Restricted Subsidiaries, or

(B) invest an equal amount, or the amount not so applied pursuant to the foregoing clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a Restricted Subsidiary having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, FelCor LP or FelCor or any of their respective Restricted Subsidiaries existing on the date of such investment, and

(ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this Section 4.11.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "*Non-Collateral Excess Proceeds*." If, as of the first day of any calendar month, the aggregate amount of Non-Collateral Excess Proceeds not previously subject to an Offer to Purchase pursuant to this Section 4.11 totals at least $10 million, FelCor LP must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders of the Notes and all holders of other Indebtedness that is *pari passu* with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, on a *pro rata* basis, an aggregate principal amount of Notes and such other Indebtedness equal to the Non-Collateral Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes and such other Indebtedness plus, in each case, accrued interest and Additional Interest (if any) to the Payment Date.

If the aggregate principal amount of the Notes and the other Indebtedness that is *pari passu* with the Notes tendered into such Offer to Purchase exceeds the amount of Non-Collateral Excess Proceeds, then the Notes and the other Indebtedness that is *pari passu* with the Notes will be purchased on a *pro rata* basis based on the principal amount of the Notes and the other Indebtedness that is *pari passu* with the Notes tendered. Upon completion of each Offer to Purchase, any remaining Non-Collateral Excess Proceeds subject to such Offer to Purchase will no longer be deemed to be Non-Collateral Excess Proceeds.

SECTION 4.12. *Events of Loss*. In the case of an Event of Loss with respect to any Event of Loss Asset, FelCor LP, FelCor or the affected Restricted Subsidiary, as the case may be, shall, within 360 days after the receipt of any Net Loss Proceeds received from such Event of Loss, either:

(i) grant a Lien in favor of the Collateral Agent on Replacement Collateral so long as (a) the Replacement Collateral has a fair market value (as determined by the report or analysis of a nationally recognized independent appraiser selected by FelCor LP and delivered to the Trustee within such 360-day period) at least equal to the lesser of (1) the value of the Event of Loss Asset immediately prior to the date of the Event of Loss or (2) the value of the Event of Loss Asset as of the Closing Date, (b) the Replacement Collateral is owned by a Subsidiary Guarantor that is a Wholly Owned Subsidiary of FelCor LP or FelCor and Replacement Collateral (subject to clause (c) below) is pledged to the Collateral Agent for the benefit of the Holders, and (c) the Collateral Agent has a first priority Lien on the Replacement Collateral and receives such Collateral Documents, title insurance, surveys, environmental reports, legal opinions and other documents and instruments as are reasonable and customary for transactions of similar size and

scope, as determined by a nationally recognized real estate firm or law firm selected by FelCor LP (or in lieu thereof, such Replacement Collateral will be encumbered for the benefit of the Notes in a manner that is not materially worse than the manner in which the Event of Loss Asset was so encumbered, so long as (x) after giving effect to such Event of Loss no more than 50% of the Restricted Hotels constituting Collateral prior to the sale or disposition would not constitute Collateral and (y) commercially reasonable efforts are taken with respect to such Replacement Collateral in order for it to constitute Collateral); or

(ii)   rebuild, repair, replace or construct improvements to the affected property or facility (or enter into a binding agreement to do so within 360 days after the execution of such agreement) (an "*Acceptable Event of Loss Commitment*");

provided that in either of clauses (i) and (ii) above, any such action shall be permitted by the terms of all other material Indebtedness of FelCor LP, FelCor and their Restricted Subsidiaries and the Trustee receives a legal opinion to that effect; *provided*, *further*, that in the event any Acceptable Event of Loss Commitment is later cancelled or terminated for any reason before the Net Loss Proceeds are applied in connection therewith, or such Net Loss Proceeds are not actually so invested or paid in accordance with clause (ii) above by the end of such 360-day period, then such Net Loss Proceeds shall be applied in accordance with the immediately succeeding paragraph.

In the event that FelCor LP, FelCor or any of their Restricted Subsidiaries is not able to, or for any reason does not, comply with the immediately preceding paragraph, FelCor LP or FelCor will use any remaining Net Loss Proceeds (the "*Excess Net Loss Proceeds*") to make an offer (a "*Loss Proceeds Offer*") to Holders and to holders of Additional Pari Passu Indebtedness to purchase the maximum principal amount of Notes and Additional Pari Passu Indebtedness, in each case *pro rata* in proportion to the respective principal amount thereof outstanding, that may be purchased from the Excess Net Loss Proceeds at a price in cash equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase; *provided* that such application of Excess Net Loss Proceeds shall not be required until the aggregate amount thereof exceeds $30 million.

If FelCor LP or FelCor makes a Loss Proceeds Offer, within 15 Business Days after the earlier of (a) the election to make the Loss Proceeds Offer and (b) the expiration of the 360-day period described in the first paragraph of this Section (or, if applicable, within 15 Business Days after the cancellation or termination of any Accept-able Event of Loss Commitment before the Net Proceeds are applied in connection therewith), FelCor LP or FelCor will send a notice in accordance with Section 10.02 describing such Event of Loss, the Loss Proceeds Offer and the date of consummation for such Loss Proceeds Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the "*Loss Proceeds Offer Payment Date*"), pursuant to the procedures required by this Indenture and described in such notice.

FelCor LP and FelCor will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, FelCor LP and FelCor will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in this Indenture by virtue thereof.

On the Loss Proceeds Offer Payment Date, FelCor LP or FelCor will

(1)   accept for payment such principal amount of Notes and Additional Pari Passu Indebtedness or portions thereof required to be purchased by it under to the Loss Proceeds Offer or portions thereof properly tendered pursuant to the Loss Proceeds Offer;

(2)   deposit with the Paying Agent an amount equal to the aggregate Loss Proceeds Offer Payment in respect of all Notes and to the relevant agent for the Additional Pari Passu Indebtedness accepted for payment in the Loss Proceeds Offer; and

(3)   deliver, or cause to be delivered, to the Registrar for cancellation the Notes so accepted together with an Officers' Certificate to the Registrar stating that such Notes or portions thereof have been tendered to, and purchased by, FelCor LP or FelCor.

SECTION 4.13. *Repurchase of Notes upon a Change of Control*

.

(a)   If a Change of Control occurs, each Holder of Notes shall have the right to require FelCor LP to repurchase all or any part of such Holder's Notes pursuant to an offer (a "*Change of Control Offer*") on the terms set forth in this Indenture. In the Change of Control Offer, FelCor LP shall offer payment (a "*Change of Control Payment*") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase (the "*Change of Control Payment Date*," which date shall be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, FelCor LP shall mail a notice to each Holder stating that a Change of Control has occurred and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Section 4.13 and described in such notice.

The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer and shall state:

(i)   that the Change of Control Offer is being made pursuant to this Section 4.13;

(ii)   the amount of the Change of Control Payment and the Change of Control Payment Date;

(iii)   that any Note not tendered or accepted for payment shall continue to accrue interest;

(iv)   that, unless FelCor LP defaults in making such payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(v)   that Holders electing to have a Note purchased pursuant to any Change of Control Offer shall be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, or transfer by book-entry transfer, to FelCor LP, a Depositary, if appointed by FelCor LP, or a Paying Agent at the address specified in the notice at least three days before the Change of Control Payment Date;

(vi)   that Holders shall be entitled to withdraw their election if FelCor LP, the Depositary or the Paying Agent, as the case may be, receives, not later than one (1) Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased; and

(vii)   that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer); *provided* that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

(b)   On the Change of Control Payment Date, the Company shall, to the extent lawful:

(1)   accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)   deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

(3)   promptly thereafter deliver, or cause to be delivered, to the Registrar all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by FelCor LP.

(c)   The Paying Agent shall promptly (but in any case not later than five days after the Change of Control Payment Date) mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the authenticating agent shall promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note shall be in a principal amount of $1,000 or an integral multiple of $1,000. If the Change of Control Payment Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer. FelCor LP shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. Subject to Section 4.13(d) below, the provisions described herein that require FelCor LP to make a Change of Control Offer following a Change of Control shall be applicable regardless of whether any other provisions of this Indenture are applicable.

(d)   FelCor LP shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by FelCor LP and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(e)   FelCor LP shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, FelCor LP shall comply with the applicable securities laws or regulations and shall not be deemed to have breached its obligations under this Section 4.13 by virtue of such compliance.

SECTION 4.14.   *Existence*. Subject to Articles Four and Five of this Indenture, FelCor LP and the Guarantors shall do or cause to be done all things necessary to preserve and keep in full force and effect their existence and the existence of each Restricted Subsidiary in accordance with the respective organizational documents of FelCor LP, the Guarantors and each Restricted Subsidiary and the rights (whether pursuant to charter, partnership certificate, agreement, statute or otherwise), material licenses and franchises of FelCor LP, the Guarantors and each Restricted Subsidiary; *provided* that neither FelCor nor FelCor LP shall be required to preserve any such right, license or franchise, or the existence of any Restricted Subsidiary or Subsidiary Guarantor, if the maintenance or preservation thereof is no longer desirable in the conduct of the business of FelCor LP, the Guarantors and their Restricted Subsidiaries taken as a whole.

SECTION 4.15.   *Payment of Taxes and Other Claims*. FelCor and FelCor LP shall pay or discharge and shall cause each of their respective Restricted Subsidiaries to pay or discharge, or cause to be paid or discharged, before the same shall become delinquent (i) all material taxes, assessments and governmental charges levied or imposed upon (a) FelCor and FelCor LP or any such Restricted Subsidiary, (b) the income or profits of any such Restricted Subsidiary which is a corporation or (c) the property (including, without limitation, the Collateral, of FelCor, FelCor LP or any such Restricted Subsidiaries and (ii) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of FelCor, FelCor LP or any such Restricted Subsidiary; *provided* that FelCor and FelCor LP shall not be required to pay or discharge, or cause to be paid or discharged, any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

SECTION 4.16.   *Maintenance of Properties and Insurance*. FelCor and FelCor LP shall cause all properties used or useful in the conduct of their business or the business of any of their Restricted Subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and

shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of FelCor or FelCor LP may be necessary so that the business carried on in connection therewith may be properly conducted at all times; *provided* that nothing in this Section 4.16 shall prevent FelCor, FelCor LP or any such Restricted Subsidiary from discontinuing the use, operation or maintenance of any of such properties or disposing of any of them, if such discontinuance or disposal is, in the judgment of FelCor, FelCor LP, desirable in the conduct of the business of FelCor, FelCor LP or such Restricted Subsidiary.

Each of FelCor and FelCor LP shall provide or cause to be provided, for itself and its Restricted Subsidiaries, insurance (including appropriate self-insurance) against loss or damage of the kinds customarily insured against by corporations similarly situated and owning like properties, with reputable insurers or with the government of the United States of America, or an agency or instrumentality thereof, in such amounts, with such deductibles and by such methods as shall be customary for corporations similarly situated in the industry in which FelCor, FelCor LP or such Restricted Subsidiary, as the case may be, is then conducting business. Without limiting the foregoing, such insurance coverages shall include without limitation (a) physical hazard on an "all risk" basis coverage and explosion insurance in an amount equal to the full replacement cost of the fully operational Mortgaged Property, (b) commercial general liability insurance against claims for bodily injury, death or property damage occurring on, in or about the Mortgaged Property and the Collateral located thereon or used in connection therewith, (c) workers' compensation insurance as required by applicable law, and if the Mortgaged Property is located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968 or the Flood Disaster Protection Act of 1973, each as amended or any successor laws, flood insurance in compliance with applicable laws.

SECTION 4.17. *Notice of Defaults*. In the event that FelCor LP becomes aware of any Default or Event of Default, FelCor LP, promptly after it becomes aware thereof, shall give written notice thereof to the Trustee and the Collateral Agent.

SECTION 4.18. *Compliance Certificates*.

(a) FelCor and FelCor LP shall deliver to the Trustee, within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal quarter. In the case of the Officers' Certificate delivered within 90 days of the end of FelCor's and FelCor LP's fiscal year, such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer that a review has been conducted of the activities of FelCor and FelCor LP and their Restricted Subsidiaries and FelCor's and FelCor LP's and their Restricted Subsidiaries' performance under this Indenture and that, to the knowledge of such Officers, FelCor and FelCor LP have complied with all conditions and covenants under this Indenture. For purposes of this Section 4.18, such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture. If they do know of such a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status. The first certificate to be delivered pursuant to this Section 4.18(a) shall be for the first fiscal quarter beginning after the execution of this Indenture.

(b) Within 90 days of the end of each of FelCor and FelCor LP's fiscal years, FelCor and FelCor LP shall deliver to the Trustee a list of all Significant Subsidiaries. The Trustee shall have no duty with respect to any such list except to keep it on file and available for inspection by the Holders.

SECTION 4.19. *Commission Reports and Reports to Holders*. Whether or not FelCor or FelCor LP is then required to file reports with the Commission, FelCor and FelCor LP shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if they were subject thereto; *provided* that, if filing such documents by FelCor LP or FelCor with the Commission is not permitted under the Exchange Act, FelCor LP or FelCor shall provide such documents to the Trustee and upon written request supply copies of such documents to any prospective Holder within the time period specified by the Commission as if FelCor LP and FelCor were then permitted to file such documents with the Commission; *provided, further*, that if the rules and regulations of the Commission permit FelCor LP and FelCor to file combined reports or information pursuant to the Exchange Act, FelCor LP and FelCor may file combined reports and information. FelCor LP and FelCor shall supply the Trustee and each Holder who makes a written request for copies, copies of such reports and other information. Delivery of such reports, information and documents to the

Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including FelCor or FelCor LP's compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). In addition, upon the written request of any Holder or any prospective purchaser of the Notes designated by a Holder, FelCor LP shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act. FelCor LP also shall comply with the other provisions of TIA Section 314(a). In addition, substantially concurrently with the filing of the reports and other information with the Commission and/or delivery thereof to the Trustee, in each case as set forth in this Section 4.19, FelCor LP shall deliver to the Trustee a certificate of the chief financial officer or treasurer of FelCor LP setting forth in reasonable detail the calculation of the Collateral Hotel EBITDA, the Collateral Hotel Interest Expense and the Collateral Hotel Interest Coverage Ratio as of the end of such year or period, as the case may be.

SECTION 4.20. *Waiver of Stay, Extension or Usury Laws.* FelCor LP covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive FelCor LP from paying all or any portion of the principal of, premium, if any, or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and (to the extent that it may lawfully do so) FelCor LP hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 4.21. *Limitation on Sale-Leaseback Transactions.* Neither FelCor LP nor FelCor shall, and neither FelCor LP nor FelCor shall permit any of their respective Restricted Subsidiaries to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby any of them sells or transfers such assets or properties and then or thereafter leases such assets or properties or any substantial part thereof.

The foregoing restriction shall not apply to any sale-leaseback transaction with respect to any assets or properties (other than the Collateral) if:

> (i)   the lease is for a period, including renewal rights, of not in excess of three years;

> (ii)   the lease secures or relates to industrial revenue or pollution control bonds;

> (iii)   the transaction is solely between FelCor LP or FelCor and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

FelCor LP or FelCor or any of their respective Restricted Subsidiaries, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (i)(A) or (B) of the second paragraph of Section 4.11.

SECTION 4.22. *Investment Grade Rating.* Notwithstanding anything to the contrary in this Indenture, Sections 4.04, 4.05, 4.06, 4.07, 4.08, 4.09 and 4.21 and clauses (iii) and (iv) of Section 5.01 shall not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

SECTION 4.23. *Post-Closing Covenant.* From and after the date of the Assumption, with respect to the portion of the Collateral and Mortgaged Property securing the Notes for which a valid and perfected security interest or Lien in favor of the Collateral Agent has not been created on or prior to the Closing Date, FelCor LP and FelCor shall, and shall cause each of the Grantors to, use commercially reasonable efforts to, as soon as reasonably practicable, but in any event, within 90 days following the Closing Date (*provided* if such 90th day shall not be a Business Day, then upon the preceding Business Day), complete those actions required to create and perfect substantially all of such Liens in such portion of the Collateral and the Mortgaged Property, including, without limitation, each of the following:

(a) a Deed of Trust in favor of the Collateral Agent for its benefit and for the benefit of the Secured Parties granted by the applicable Grantor owning the fee or leasehold estate in the Mortgaged Property and the applicable Grantor which is the operating lessee (each an "Operating Lessee") under the respective operating lease (each an "Operating Lease") for such Mortgaged Property listed on Schedule IV-1 of the Purchase Agreement encumbering such Grantors' respective interests in such Mortgaged Property, duly executed and acknowledged by such party, in form for recording in the appropriate recording office of the political subdivision where such Mortgaged Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof and such financing statements and other similar statements as are contemplated in respect of each such Deed of Trust by the local counsel opinion referred to in item (j) below, and any other instruments necessary to grant the interests purported to be granted by each such Deed of Trust (and to record such Deed of Trust in the appropriate recording office) under the laws of any applicable jurisdiction, which Deeds of Trust and financing statements and other instruments shall be effective to create a valid and enforceable first priority lien on such Mortgaged Property and related improvements and personal property owned by such mortgagors in favor of the Collateral Agent for its benefit and for the benefit of the Secured Parties, subject, on the date such Deed of Trust is executed, only to Permitted Collateral Encumbrances (as defined below);

(b) such consents, approvals, amendments, supplements, estoppels, tenant subordination agreements, memoranda of lease or other instruments as shall be reasonably necessary and commercially reasonably obtainable in order for the applicable party to grant the lien contemplated in (a) above;

(c) with respect to each Deed of Trust encumbering any Mortgaged Property, a policy of title insurance (or irrevocable commitment to issue such a policy) insuring (or irrevocably committing to insure) the lien of such Deed of Trust as a valid and enforceable first priority mortgage or deed of trust lien, as applicable, on the real property and fixtures described therein, in respect of the Notes in accordance with subparagraph (d) below (individually, a "*Title Policy*," and, collectively, "*Title Policies*"); and which Title Policies shall (1) be issued by Stewart Title Company, Chicago Title Insurance Company or another title insurance company of similar reputation in the industry, (2) include such coinsurance or re-insurance as shall be customary for transactions of a similar size and type (3) have been supplemented by such endorsements as are available at commercially reasonable premium costs (including, without limitation, endorsements on matters relating to usury, first loss, last dollar, non-imputation, public road access, doing business, variable rate, contiguity (where appropriate), "tie-in" or "cluster," environmental lien, address, subdivision, survey, any special use of the Mortgaged Property or improvements or equipment related thereto, and so called comprehensive coverage over covenants and restrictions); it being understood that, where such endorsements are not available at commercially reasonable costs and rates, FelCor LP, to the extent available at a commercially reasonable expense, will obtain a PZR report or letters from the appropriate governmental authorities or other evidence as to zoning, or local or special counsel opinions relating to usury and such matters, and (4) contain only such exceptions to title as follows:

(i) Liens of the type described in clauses (ii), (iii) and (iv) of the definition of Permitted Liens; *provided* any proceeding brought in connection therewith shall have the effect of preventing the forfeiture or sale of the applicable Mortgaged Property subject to such Lien; and

(ii) zoning and other municipal ordinances which are not violated in any material respect by the existing improvements and the present use made by the applicable Grantor (such items, collectively, with clause (i), the "*Permitted Collateral Encumbrances*");

(d) the amount of insurance to be purchased under the Title Policies shall be in an aggregate amount not to exceed the lesser of the principal amount of the Notes issued at Closing Date and the fair market value of the Mortgaged Properties as reasonably determined by FelCor LP and accepted by the Title Company issuing the Title Policies;

(e)　　with respect to each Mortgaged Property, a survey of the Mortgaged Property (a) in such form as shall be required by the title insurance company to issue the so‑called comprehensive endorsement required under paragraph (c) hereof and to remove the standard survey exception from such Title Policy with respect to the site (b) complying with the minimum detail requirements of the American Land Title Association and such additional Table A items as are customarily delivered in transactions of a similar size and type (as such requirements and items are in effect on the date of delivery of such survey, it being expressly understood that such requirements and items shall not apply to the survey of any Mortgaged Property located in New York, New York to the extent the same are not customarily delivered in transactions of a similar size and type in New York, New York) certified to the Collateral Agent and dated (or redated) not earlier than six months prior to the date of delivery thereof, or if earlier, accompanied by an officer's certificate stating that there have been no material changes to the applicable Mortgaged Property since the date of the survey, unless there shall have occurred any material exterior change in the property affected thereby during such period, in which event such survey shall be dated or redated to a date after the completion of such change, which survey shall locate all improvements, public streets and recorded easements affecting such Mortgaged Property and in such form as shall be required by the title insurance company to issue the Title Policy;

(f)　　policies or Insurance Certificates (including, without limitation, evidence of flood insurance) covering the Mortgaged Properties, and any other assets of the applicable Grantor as required by the Deeds of Trust, which policies or certificates reflect the Collateral Agent, for its benefit and the benefit of the Secured Parties as additional insured and loss payee and mortgagee, as applicable and appropriate, and shall otherwise bear endorsements of the character required hereby;

(g)　　such affidavits, certificates and instruments of indemnification and other items (including a so-called "gap" indemnification) as shall be reasonably required to induce the title insurance company to issue the Title Policies with respect to each Mortgaged Property;

(h)　　checks or wire transfers to the title insurance company in respect of amounts in payment of required recording cost and transfer taxes due in respect of the execution, delivery or recording of the Deeds of Trust and related documents, together with a check or wire transfer for the title insurance company in payment of its premium, search and examination charges, applicable survey costs and any other amounts then due in connection with the issuance of its Title Policies;

(i)　　with respect to each Mortgaged Property, a completed FEMA Standard Flood Hazard Determination and if the area in which any improvements located on the Mortgaged Property is designated a special flood hazard area in any Flood Insurance Rate Map published by FEMA (or successor agency), a signed notice by either FelCor LP, FelCor or the applicable Grantor for the Flood Hazard Determination, and evidence of flood insurance complying with the terms of hereof;

(j)　　the opinions, addressed to the Collateral Agent and the Trustee, of local counsel in each of the following jurisdictions where Mortgaged Property is located, in each case substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date: (a) Akin Gump Strauss Hauer & Feld LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of California, (b) Baker & Hostetler LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of Florida, (c) Adler Pollock & Sheehan P.C., local counsel to FelCor, FelCor LP and the applicable Grantors in the Commonwealth of Massachusetts, and (d) Gibson, Dunn & Crutcher LLP, local counsel to FelCor, FelCor LP and the applicable Grantors in the State of New York; and to the extent applicable, an opinion of corporate counsel, if any Grantor thereunder is organized in a state other than the one in which the Mortgaged Property is located;

(k)　　with respect to each Mortgaged Property (a) to the extent applicable, a duly authorized and fully executed "comfort letter" for each franchise agreement in form and substance customarily provided by the applicable franchisor and substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date, and (b) a duly authorized and fully executed consent agreement of manager, in form and substance customarily provided by the applicable manager and substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date;

(l)	with respect to each Mortgaged Property, as applicable, (a) a duly authorized and fully executed estoppel, subordination and attornment agreement, in form and substance substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date from each tenant and guarantor under those space leases listed on Schedule IV-5 of the Purchase Agreement, *provided*, *however*, that no such agreement shall be required with respect to the Master Lease associated with the Asia de Cuba Restaurant identified on said schedule, and (b) a duly authorized and fully executed estoppel and subordination agreement, in form and substance substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date from each Operating Lessee under the Operating Leases; and

(m)	with respect to each Mortgaged Property subject to a Ground Lease, a duly authorized and fully executed landlord estoppel and, where required, consent agreements from each landlord thereunder, in form and content provided for in the Ground Lease or otherwise in form and substance substantially consistent with the form delivered to the Collateral Agent on or prior to the Closing Date.

SECTION 4.24.	*Additional Collateral.* Concurrently with the acquisition by any of FelCor LP, FelCor or any Subsidiary of either FelCor LP or FelCor (including, without limitation, any Grantor) of a fee or leasehold interest in any real property interest located on, in or adjacent to, any Mortgaged Property or any such fee or leasehold real property interest in any asset or property which becomes a part of the operations of any Mortgaged Property, wherever located, (individually or collectively, as the context may require, the "*After-Acquired Property*"), the applicable Person, as the case may be, shall deliver to Collateral Agent all such Collateral Documents and other deliverables in the same manner and satisfying the same requirements as applicable to with respect to the Mortgaged Property as set forth in Section 4.23.

ARTICLE FIVE

SUCCESSOR CORPORATION

SECTION 5.01.	*Consolidation, Merger and Sale of Assets.* From and after the date of the Assumption, neither FelCor LP nor FelCor will merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into FelCor LP or FelCor unless:

(i)	FelCor LP or FelCor shall be the continuing Person, or the Person (if other than FelCor LP or FelCor) formed by such consolidation or into which FelCor LP or FelCor is merged or that acquired or leased such property and assets of FelCor LP or FelCor shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of FelCor LP or FelCor on the Notes and under this Indenture;

(ii)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii)	immediately after giving effect to such transaction on a *pro forma* basis FelCor LP or FelCor, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under paragraphs (a), (b) and (c) of Section 4.03; *provided* that this clause (iii) shall not apply to a consolidation or merger among Wholly Owned Restricted Subsidiaries, of FelCor or FelCor LP with or into one or more Wholly Owned Restricted Subsidiaries or of one or more Wholly Owned Restricted Subsidiaries with or into FelCor or FelCor LP; *provided* that, in connection with any such merger or consolidation, no consideration (other than Capital Stock (other than Disqualified Stock) in the surviving Person or FelCor LP or FelCor) shall be issued or distributed to the holders of Capital Stock of FelCor LP or FelCor; and

(iv) FelCor LP or FelCor delivers to the Trustee and the Collateral Agent an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this Section 5.01 and that all conditions precedent provided for herein relating to such transaction have been complied with; *provided* that clause (iii) above shall not apply if, in the good faith determination of the Board of Directors of FelCor LP or FelCor, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of domicile of FelCor LP or FelCor; and *provided*, *further*, that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

SECTION 5.02. *Successor Substituted.* Upon any consolidation or merger, or any sale, conveyance, transfer, lease or other disposition of all or substantially all of the property and assets of FelCor LP in accordance with Section 5.01 of this Indenture, the successor Person formed by such consolidation or into which FelCor LP is merged or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, FelCor LP under this Indenture with the same effect as if such successor Person had been named as FelCor LP herein and thereafter the predecessor corporation shall be relieved of all obligations and covenants under this Indenture and the Notes; *provided* that FelCor LP shall not be released from its obligation to pay the principal of, premium, if any, or interest on the Notes in the case of a lease of all or substantially all of its property and assets.

The provisions of this Article shall not apply to the Assumption, which shall be expressly permitted hereby.

ARTICLE FIVE A

ACTIVITIES OF ESCROW SUBSIDIARY

Notwithstanding anything else in this Indenture to the contrary, prior to the Assumption, Escrow Subsidiary will not:

(a) make any Restricted Payment or any Permitted Investment except in connection with the Assumption and the transactions contemplated thereby, including any Investment deemed to exist by virtue of the Escrow Agreement;

(b) create, incur, issue, assume, guarantee or otherwise become directly liable, contingently or otherwise, with respect to any Indebtedness except the Notes in an aggregate principal amount not to exceed $525.0 million;

(c) consummate an Asset Sale an Asset Sale except in connection with the Assumption and the transactions contemplated by the Escrow Agreement, including the related release to FelCor LP of the Escrow Property;

(d) enter into or permit to exist any Affiliate Transactions or engage in any business other than in connection with the issuance of the Notes, the Escrow Agreement, the Assumption and the transactions contemplated thereby;

(e) create, incur, assume or suffer to exist any Lien of any kind against or upon any of its property or assets, or any proceeds, income or profit therefrom which secure any Indebtedness other than as contemplated by the Escrow Agreement; and

(f) other than in connection with the Assumption and the related release of the Escrow Property, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons, whether in a single transaction or a series of related transactions.

ARTICLE SIX

DEFAULT AND REMEDIES

SECTION 6.01. *Events of Default.* An "*Event of Default*" shall occur with respect to this Indenture if :

(a)   default in the payment of principal of, or premium, if any, on any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)   default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)   default in the performance or breach of the provisions of this Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with Section 4.10, Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)   FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in this Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)   there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

(i)   an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or

(ii)   the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)   any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance):

(i)   shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and

(ii)   there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)   a court having jurisdiction in the premises enters a decree or order for:

(i)   relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

(ii)   appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

(iii)   the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   FelCor LP or FelCor or any Significant Subsidiary:

(i)   commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law,

(ii)   consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary, or

(iii)   effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and this Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (i) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor, FelCor LP or any Subsidiary Guarantor, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given (a) to FelCor by the Trustee or (b) to FelCor and the Trustee by the Holders of at least 25% in aggregate principal amount of the then out-standing Notes or (ii) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by FelCor LP, FelCor or any Subsidiary Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give Collateral Agent on behalf of itself, the Trustee and the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by this Indenture and any such Collateral Document.

SECTION 6.02. *Acceleration*. If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01 that occurs with respect to FelCor LP or FelCor) occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to FelCor LP, FelCor and the Collateral Agent (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest and Additional Interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) of Section 6.01 has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to such clause (e) shall be remedied or cured by FelCor LP, FelCor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

If an Event or Default specified in clause (g) or (h) of Section 6.01 occurs with respect to FelCor LP or FelCor, the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to FelCor LP, FelCor, the Trustee and the Collateral Agent, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(i)   all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and

(ii)   the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

SECTION 6.03.   *Other Remedies*. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, or interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Collateral Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

SECTION 6.04.   *Waiver of Past Defaults.* Subject to Sections 6.02, 6.07 and 9.02, the Holders of at least a majority in aggregate principal amount of the outstanding Notes, by notice to the Trustee and the Collateral Agent, may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, or interest on any Note as specified in clause (a) or (b) of Section 6.01 or in respect of a covenant or provision of this Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 6.05.   *Control by Majority*. The Holders of at least a majority in aggregate principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

SECTION 6.06.   *Limitation on Suits*. A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy hereunder unless:

(1)   such Holder has previously given the Trustee written notice of a continuing Event of Default;

(2)   the Holders of at least 25% in aggregate principal amount of outstanding Notes shall have made a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders have offered the Trustee indemnity and/or security satisfactory to the Trustee in its sole discretion against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)   the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)   during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes do not give the Trustee a direction that is inconsistent with such written request.

(6)   For purposes of Section 6.05 and this Section 6.06, the Trustee shall comply with TIA Section 316(a) in making any determination of whether the Holders of the required aggregate principal amount of outstanding Notes have concurred in any request or direction of the Trustee to pursue any remedy available to the Trustee or the Holders with respect to this Indenture or the Notes or otherwise under the law.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

SECTION 6.07.   *Rights of Holders To Receive Payment.*   Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of such Holder except to the extent that the institution or prosecution thereof or the entry of judgment thereon would, under applicable law, result in the surrender, impairment, waiver or loss of any Lien upon any property subject to such Lien in favor of the Secured Parties.

SECTION 6.08.   *Collection Suit by Trustee.*   If an Event of Default in payment of principal, premium or interest specified in clause (a), (b) or (c) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against FelCor LP, the Guarantors or any other obligor of the Notes for the whole amount of principal, premium, if any, and accrued interest and Additional Interest, if any, remaining unpaid, together with interest on overdue principal, premium, if any, and, to the extent that payment of such interest is lawful, interest on overdue installments of interest and Additional Interest, if any, in each case at the rate specified in the Notes, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the compensation, out-of-pocket expenses (to the extent reasonable), disbursements of the Trustee, its agents and counsel.

SECTION 6.09.   *Trustee May File Proofs of Claim.*   The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, out-of-pocket expenses (to the extent reasonable), disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07) and the Holders allowed in any judicial proceedings relative to FelCor LP (or any other obligor of the Notes), its creditors or its property and shall be entitled and empowered to collect and receive any monies, securities or other property payable or deliverable upon conversion or ex-change of the Notes or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, out-of-pocket expenses (to the extent reasonable), disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07.   Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.10.   *Priorities.*   If the Trustee collects any money pursuant to this Article Six, it shall pay out the money in the following order:

First: to the Trustee, the Collateral Agent and the Agents for all amounts due under Section 7.07;

Second: subject to any obligations under an Intercreditor Agreement, to Holders for amounts then due and unpaid for principal of, premium, if any, and interest and Additional Interest, if any, on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest and Additional Interest, if any, respectively; and

Third: to FelCor LP or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee, upon prior written notice to FelCor LP, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

SECTION 6.11. *Undertaking for Costs*. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 of this Indenture, or a suit by Holders of more than 10% in principal amount of the outstanding Notes.

SECTION 6.12. *Restoration of Rights and Remedies*. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then, and in every such case, subject to any determination in such proceeding, FelCor LP, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of FelCor LP, the Guarantors, Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.13. *Rights and Remedies Cumulative*. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes in Section 2.09, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.14. *Delay or Omission Not Waiver*. No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article Six or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

ARTICLE SEVEN

TRUSTEE

SECTION 7.01. *General*. The duties and responsibilities of the Trustee shall be as provided by the TIA and as set forth herein. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. The Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Article Seven.

SECTION 7.02. *Certain Rights of Trustee*. Subject to TIA Sections 315(a) through (d):

(1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document;

(2)   before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel, which shall conform to Section 10.04. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(3)   the Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care;

(4)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee security and/or indemnity satisfactory to it in its sole discretion against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(5)   the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Holders of a majority in principal amount at maturity of the outstanding Notes relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; *provided* that the Trustee's conduct does not constitute gross negligence or bad faith;

(6)   whenever in the administration of this Indenture the Trustee shall deem it desirable that a making be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(7)   the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of FelCor LP personally or by agent or attorney;

(8)   the Trustee shall not be deemed to have notice, or charged with having knowledge, of an Event of Default except any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification at the Corporate Trust Office referencing the Notes and this Indenture or obtained actual knowledge; and

(9)   the rights, privileges, protections, immunities and benefits given to the Trustee including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by each Agent and its respective officers, employees, agents, custodians and other Persons employed to act hereunder.

SECTION 7.03. *Individual Rights of Trustee*. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with FelCor LP, the Guarantors, or their Affiliates with the same rights it would have if it were not the Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to TIA Sections 310(b) and 311.

SECTION 7.04. *Trustee's Disclaimer*. The Trustee (i) makes no representation as to the validity or adequacy of this Indenture or the Notes, (ii) shall not be accountable for FelCor LP's use or application of the proceeds from the Notes, (iii) shall not be responsible for any statement in the Notes other than its certificate of authentication and (iv) shall have no responsibility for any information or statements contained in any offering or other disclosure documents prepared in connection with the offering and the sale of the Notes other than the information provided by the Trustee to FelCor or FelCor LP, other than its certificate of authentication.

SECTION 7.05. *Notice of Default*. If any Default or any Event of Default occurs and is continuing and if such Default or Event of Default is known to a Responsible Officer of the Trustee, the Trustee shall mail to each Holder in the manner and to the extent provided in TIA Section 313(c) and to the Escrow Agent notice of the Default or Event of Default within 45 days after it occurs, unless such Default or Event of Default has been cured; *provided*,

however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on any Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.

SECTION 7.06. *Reports by Trustee to Holders.* At any time after the Notes have been registered under the Securities Act, within 60 days after each May 15, beginning with May 15, 2012, the Trustee shall mail to each Holder as provided in TIA Section 313(c) a brief report dated as of such May 15 but only if required by TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the 12 months preceding the reporting date, no report need be transmitted). The Trustee also shall comply with TIA Section 313(b)(2). The Trustee shall also transmit by mail all reports as required by TIA Section 313(c).

A copy of each report at the time of its mailing to the Holders of Notes shall be mailed to FelCor LP and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA Section 313(d). FelCor LP shall promptly notify the Trustee when the Notes are listed on any stock exchange.

SECTION 7.07. *Compensation and Indemnity.* FelCor LP shall pay to the Trustee such compensation as has been agreed in the fee proposal dated April 25, 2011 as may be amended from time to time. The compensation of the Trustee shall not be limited by any law on compensation of a trustee of an express trust. FelCor LP shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses and advances incurred or made by the Trustee. Such expenses shall include the reasonable compensation and expenses of the Trustee's agents and counsel.

FelCor LP shall indemnify the Trustee and its officers, directors, employees and agents and save Trustee and its officers, directors, employees and agents harmless from and against any and all Claims (as hereinafter defined) and Losses (as hereinafter defined) which may be incurred by Trustee or any of such officers, directors, employees or agents as a result of Claims asserted against Trustee or any of such officers, directors, employees or agents as a result of or in connection with Trustee's capacity as such under this Indenture by any person or entity. For the purposes hereof, the term "*Claims*" shall mean all claims, lawsuits, causes of action, investigations or other legal actions and proceedings of whatever nature brought against (whether by way of direct action, counterclaim, cross action or impleader) Trustee or any such officer, director, employee or agent, even if groundless, false or fraudulent, so long as the claim, lawsuit, cause of action or other legal action or proceeding is alleged or determined, directly or indirectly, to arise out of, result from, relate to or be based upon, in whole or in part: (a) the acts or omissions of FelCor LP or any Guarantor, (b) the appointment of Trustee as trustee under this Indenture, (c) the performance by Trustee of its powers and duties under this Indenture, or (d) the application of any Environmental Law to any Collateral or the operation thereof; and the term "*Losses*" shall mean losses, costs, damages, expenses, judgments and liabilities of whatever nature (including but not limited to attorneys', accountants' and other professionals' fees, litigation and court costs and expenses and amounts paid in settlement), directly or indirectly resulting from, arising out of or relating to one or more Claims. Upon the written request of Trustee or any such officer, director, employee or agent (each referred to hereinafter as an "*Indemnified Party*"), FelCor LP shall assume the investigation and defense of any Claim, including the employment of counsel acceptable to the applicable Indemnified Party and the payment of all expenses related thereto and notwithstanding any such assumption, the Indemnified Party shall have the right, and FelCor LP shall pay the cost and expense thereof, to employ separate counsel with respect to any such Claim and participate in the investigation and defense thereof in the event that such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to such Indemnified Party which are different from or additional to those available to FelCor LP. FelCor LP hereby agrees that the indemnifications and protections afforded Trustee in this section shall survive the termination of this Indenture. Notwithstanding the foregoing, no indemnification shall be available hereunder to the extent that a court of competent jurisdiction determines in a non-appealable order that the Loss or Claim for which such indemnification is sought was directly caused by the negligence or bad faith of the Indemnified Party.

To secure FelCor LP's payment obligations in this Section 7.07, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Notes.

If the Trustee incurs expenses or renders services after the occurrence of an Event of Default specified in clause (g) or (h) of Section 6.01, the expenses and the compensation for the services will be intended to constitute expenses of administration under Title 11 of the United States Bankruptcy Code or any applicable federal or state law for the relief of debtors.

The provisions of this Section shall survive the termination of this Indenture.

SECTION 7.08. *Replacement of Trustee.* A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

The Trustee may resign at any time by so notifying FelCor LP in writing at least 30 days prior to the date of the proposed resignation. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee upon 30 days prior written notice to Trustee and may appoint a successor Trustee with the consent of FelCor LP. FelCor LP may at any time remove the Trustee, by Company Order given at least 30 days prior to the date of the proposed removal; *provided*, *however*, that in the case of bankruptcy of FelCor LP, the Trustee will have the right to appoint a successor Trustee within 10 Business Days after giving notice of resignation if FelCor LP has not already appointed a successor Trustee.

If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, FelCor LP shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by FelCor LP. If the successor Trustee does not deliver its written acceptance required by the next succeeding paragraph of this Section 7.08 within 30 days after notice is given by FelCor LP or the Trustee, as the case may be, of such resignation or removal, the retiring Trustee, FelCor LP or the Holders of a majority in principal amount of the outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to FelCor LP. Immediately after the delivery of such written acceptance, subject to the lien provided in Section 7.07, (i) the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, (ii) the resignation or removal of the retiring Trustee shall become effective and (iii) the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.

If the Trustee is no longer eligible under Section 7.10, any Holder who satisfies the requirements of TIA Section 310(b) may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

FelCor LP shall give notice of any resignation and any removal of the Trustee and each appointment of a successor Trustee to all Holders. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

Notwithstanding replacement of the Trustee pursuant to this Section 7.08, FelCor LP's obligation under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09. *Successor Trustee by Merger, Etc.* If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation or national banking association, the resulting, surviving or transferee corporation or national banking association without any further act shall be the successor Trustee with the same effect as if the successor Trustee had been named as the Trustee herein.

SECTION 7.10. *Eligibility.* This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1). The Trustee shall have a combined capital and surplus of at least $25,000,000 as set forth in its most recent filed annual report of condition.

SECTION 7.11. *Money Held in Trust.* The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree with FelCor LP. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law and except for money held in trust under Article Eight of this Indenture.

SECTION 7.12. *Force Majeure.* The Trustee and Agents shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of either the Trustee or Agents (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

SECTION 7.13. *Patriot Act.* The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act the Trustee and Agents, like all financial institutions and in order to help fight the funding of terrorism and money laundering, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account. The parties to this agreement agree that they will provide the Trustee and Agents with such information as they may request in order to satisfy the requirements of the USA Patriot Act.

SECTION 7.14. *Escrow Authorization.* Each Holder, by its acceptance of a Note, consents and agrees to the terms of the Escrow Agreement, including related documents thereto, as the same may be in effect or may be amended from time to time in writing by the parties thereto (*provided* that no amendment that would materially adversely affect the rights of the Holders may be effected without the consent of each Holder of Notes affected thereby), and authorizes and directs the Collateral Agent to enter into the Escrow Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. Escrow Subsidiary shall do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Escrow Agreement, to assure and confirm to the Collateral Agent the security interest contemplated by the Escrow Agreement or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purpose herein expressed. Escrow Subsidiary shall take, or shall cause to be taken, upon request of the Trustee, any and all actions reasonably required or as requested by the Collateral Agent to cause the Escrow Agreement to create and maintain, as security for the obligations of Escrow Subsidiary under this Indenture and the Notes as provided in the Escrow Agreement, valid and enforceable first priority perfected liens in and on all the Escrow Property, in favor of the Collateral Agent for its benefit and the benefit of the Trustee and Agents and the ratable benefit of the Holders, superior to and prior to the rights of third Persons and subject to no other Liens.

SECTION 7.15. *Withholding Taxes.* The Trustee, as agent for FelCor LP, shall exclude and withhold from each payment of principal and interest and other amounts due hereunder or under the Notes any and all with-holding taxes applicable thereto as required by law. The Trustee agrees to act as such withholding agent and, in connection therewith, whenever any present or future taxes or similar charges are required to be withheld with respect to any amounts payable in respect of the Notes, to withhold such amounts and timely pay the same to the appropriate authority in the name of and on behalf of the Holders of the Notes, that it will file any necessary withholding tax returns or statements when due. FelCor LP or the Trustee shall, as promptly as possible after the payment of the taxes described above, deliver to each Holder of a Note appropriate documentation showing the payment thereof, together with such additional documentary evidence as such Holders may reasonably request from time to time.

ARTICLE EIGHT

DISCHARGE OF INDENTURE

SECTION 8.01. *Termination of Company's Obligations.* Except as otherwise provided in this Section 8.01, FelCor LP may terminate its obligations under the Notes and this Indenture if:

(1)   all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or Notes that are paid pursuant to Section 4.01 or Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to FelCor LP, as provided in

Section 8.05) have been delivered to the Registrar for cancellation and FelCor LP has paid all sums payable by it hereunder; or

(2)   (A) the Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Registrar for giving the notice of redemption, (B) FelCor LP irrevocably deposits in trust with the Paying Agent during such one-year period as trust funds solely for the benefit of the Holders for that purpose, money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal, premium, if, any, and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (C) after giving pro forma effect to such deposit, no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit, (D) after pro forma effect to such deposit, such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor or FelCor LP is a party or by which they are bound and (E) FelCor and FelCor LP have delivered to the Trustee, Collateral Agent and Registrar an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with.

With respect to the foregoing clause (i), FelCor LP's obligations under Section 7.07 shall survive. With respect to the foregoing clause (ii), FelCor LP's obligations in Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 2.14, 4.01, 4.02, 7.07, 7.08, 8.04, 8.05 and 8.06 and FelCor LP's optional redemption rights shall survive until the Notes are no longer outstanding. Thereafter, only FelCor LP's obligations in Sections 7.07, 8.05 and 8.06 shall survive. After any such irrevocable deposit, as confirmed by the Paying Agent to the Trustee in writing, the Trustee upon request shall acknowledge in writing the discharge of FelCor LP's and the Guarantors' obligations under the Notes, the Note Guarantees, the Collateral Documents and this Indenture except for those surviving obligations specified above.

SECTION 8.02. *Defeasance and Discharge of Indenture.* FelCor LP, FelCor and the Subsidiary Guarantors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes or any Subsidiary Guarantee pursuant to Article Eleven on the 123rd day after the date of the deposit referred to in clause (A) of this Section 8.02, and the provisions of this Indenture will no longer be in effect with respect to the Notes, and the Trustee, at the expense of FelCor LP, shall execute proper instruments acknowledging the same; *provided* that the following conditions shall have been satisfied:

(A)   with reference to this Section 8.02, FelCor LP has deposited or caused to be deposited with the Paying Agent (or another agent satisfying the requirements of Section 7.10 of this Indenture), and specifically pledged to the Paying Agent for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (1) money in an amount, (2) U.S. Government Obligations that, through the payment of interest, premium, if any, and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (A), money in an amount or (3) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Paying Agent, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee and the Paying Agent, the principal of, premium, if any, and accrued interest on the outstanding Notes at the Stated Maturity of such principal or interest; *provided* that the Paying Agent shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes;

(B)   such material deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their respective Restricted Subsidiaries is a party or by which FelCor LP is bound;

(C)   immediately after giving effect to such deposit on a *pro forma* basis, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit;

(D)   FelCor LP shall have delivered to the Trustee, Registrar and Paying Agent (1) either (x) a ruling directed to the Paying Agent received from the Internal Revenue Service to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of FelCor LP's exercise of its option under this Section 8.02 and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised or (y) an Opinion of Counsel to the same effect as the ruling described in clause (x) above accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of this Indenture such that a ruling from the Internal Revenue Service is no longer required and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(E)   if the Notes are then listed on a national securities exchange, FelCor LP shall have delivered to the Trustee, Registrar and Paying Agent an Opinion of Counsel to the effect that such deposit defeasance and discharge will not cause the Notes to be delisted; and

(F)   FelCor LP has delivered to the Trustee, Registrar and Collateral Agent an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02 have been complied with.

FelCor LP's obligations in Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 2.14, 4.01, 4.02, 7.07, 7.08, 8.05 and 8.06 and FelCor LP's redemption rights shall survive until the Notes are no longer outstanding. Thereafter, only FelCor LP's obligations in Sections 7.07, 8.05 and 8.06 shall survive. If and when a ruling from the Internal Revenue Service or an Opinion of Counsel referred to in clause (D)(1) of this Section 8.02 is able to be provided specifically without regard to, and not in reliance upon, the continuance of FelCor LP's obligations under Section 4.01, then FelCor LP's obligations under such Section 4.01 shall cease upon delivery to the Trustee, Collateral Agent and Registrar of such ruling or Opinion of Counsel and compliance with the other conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.02.

After any such irrevocable deposit, as confirmed by the Paying Agent to the Trustee in writing, the Trustee upon request shall acknowledge in writing the discharge of FelCor LP's obligations under the Notes, the Note Guarantees, this Indenture and the Collateral Documents except for those surviving obligations in the immediately preceding paragraph.

SECTION 8.03. *Defeasance of Certain Obligations*. FelCor LP may omit to comply with any term, provision or condition set forth in clause (iii) or (iv) under Section 5.01 and Sections 4.03 through 4.19 and Section 4.21, clauses (c) and (d) under Section 6.01 with respect to such clause (iii) or (iv) under Section 5.01 and Sections 4.03 through 4.19 and Section 4.21 and Article Twelve, and clauses (e) and (f) under Section 6.01 shall be deemed not to be Events of Default, in each case with respect to the outstanding Notes if:

(i)   with reference to this Section 8.03, FelCor LP has irrevocably deposited or caused to be irrevocably deposited with the Paying Agent (or another agent satisfying the requirements of Section 7.10), and specifically pledged to the Paying Agent for the benefit of the Holders as security for payment of the principal of, premium, if any, and interest, if any, on the Notes, and dedicated solely to, the benefit of the Holders, in and to (A) money in an amount, (B) U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment referred to in this clause (i), money in an amount or (C) a combination thereof in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants ex-pressed in a written certification thereof delivered to the Trustee and Paying Agent, to pay and discharge, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Paying Agent, the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity of such principal or interest; *provided* that the Paying Agent shall have been irrevocably instructed to apply such money or

the proceeds of such U.S. Government Obligations to the payment of such principal, premium, if any, and interest with respect to the Notes;

(ii)   such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which FelCor LP, FelCor or any of their Restricted Subsidiaries is a party or by which FelCor LP, FelCor or any of their Restricted Subsidiaries is bound;

(iii)   after giving pro forma effect to the deposit referred to in clause (i) above, no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

(iv)   FelCor LP has delivered to the Trustee an Opinion of Counsel to the effect that (A) the creation of the defeasance trust does not violate the Investment Company Act of 1940, (B) the Holders have a valid first-priority security interest in the trust funds and (C) the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(v)   if the Notes are then listed on a national securities exchange, FelCor LP shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit defeasance and discharge will not cause the Notes to be delisted; and

(vi)   FelCor LP has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance contemplated by this Section 8.03 have been complied with.

SECTION 8.04.   *Application of Trust Money.* Subject to Section 8.06, the Trustee or Paying Agent shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.01, 8.02 or 8.03, as the case may be, and shall apply the deposited money and the money from U.S. Government Obligations in accordance with the Notes and this Indenture to the payment of principal of, premium, if any, and interest on the Notes; but such money need not be segregated from other funds except to the extent required by law.

SECTION 8.05.   *Repayment to Company*. Subject to Sections 7.07, 8.01, 8.02 and 8.03, the Trustee and the Paying Agent shall promptly pay to FelCor LP upon request set forth in an Officers' Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to FelCor LP upon request any money held by them for the payment of principal, premium, if any, or interest that remains unclaimed for two years; *provided* that the Trustee or such Paying Agent before being required to make any payment may cause to be published at the expense of FelCor LP once in a newspaper of general circulation in The City of New York or mail to each Holder entitled to such money at such Holder's address (as set forth in the Note Register) notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or mailing) any unclaimed balance of such money then remaining will be repaid to FelCor LP. After payment to FelCor LP, Holders entitled to such money must look to FelCor LP for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.06.   *Reinstatement*. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be, by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, FelCor LP's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01, 8.02 or 8.03, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.01, 8.02 or 8.03, as the case may be; *provided* that, if FelCor LP has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, FelCor LP shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE NINE

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 9.01. *Without Consent of Holders.* FelCor, FelCor LP, the Pledgor (if applicable) and the Subsidiary Guarantors when authorized by a resolution of their Board of Directors, and the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes or the Collateral Documents without notice to or the consent of any Holder:

(1)   to cure any ambiguity, defect or inconsistency in this Indenture; *provided* that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect;

(2)   to comply with Section 4.07 or Article Five;

(3)   to comply with any requirements of the Commission in connection with the qualification of this Indenture under the TIA;

(4)   to evidence and provide for the acceptance of appointment hereunder by a successor Trustee;

(5)   to secure or Guarantee the Notes;

(6)   to make any change that, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, does not materially and adversely affect the rights of any Holder; or

(7)   to add any Collateral to secure the Notes and to release any Collateral pursuant to the terms hereof or the Collateral Documents.

SECTION 9.02. *With Consent of Holders.* Subject to Sections 6.04 and 6.07 and without prior notice to the Holders, FelCor, FelCor LP, the Pledgor (if applicable) and the Subsidiary Guarantors, when authorized by their Board of Directors (as evidenced by a Board Resolution), and the Trustee and the Collateral Agent may amend this Indenture, the Notes and the Collateral Documents with the written consent of the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding (except that any amendment or supplement to Article Twelve or any other provision of this Indenture relating to the Collateral shall require consents from Holders of not less than 66-2/3% of the aggregate principal amount at maturity of the Notes then outstanding), and the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding by written notice to the Trustee and the Collateral Agent may waive future compliance by FelCor, FelCor LP, or the Pledgor (if applicable) with any provision of this Indenture or the Notes (except that any waiver of compliance with Article Twelve or any other provision of this Indenture relating to the Collateral shall require consents from Holders of not less than 66-2/3% of the aggregate principal amount at maturity of the Notes then outstanding).

Notwithstanding the provisions of this Section 9.02, without the consent of each Holder affected, an amendment or waiver, including a waiver pursuant to Section 6.04, may not:

(i)   change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(ii)   reduce the principal amount of, or premium, if any, or interest on, any Note;

(iii)   change the place of payment of principal of, or premium, if any, or interest on, any Note;

(iv)   impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

(v)   reduce the percentage of outstanding Notes, the consent of whose Holders is necessary to modify or amend this Indenture;

(vi)   waive a Default in the payment of principal of, premium, if any, or interest on the Notes;

(vii)   voluntarily release a Guarantor of the Notes;

(viii)   release the Liens created by the Collateral Documents on all or substantially all of the Collateral (other than in accordance with the terms of this Indenture and the Collateral Documents);

(ix)   make any change in the provisions of this Indenture or any Collateral Document dealing with the application of proceeds of the Collateral that would have a materially adverse effect on the Holders;

(x)   after the time an Offer to Purchase is required to have been made under Section 4.10, Section 4.11, after a Loss Proceeds Offer is required to have been made under Section 4.12, or after the time a Change of Control Offer is required to have been made under Section 4.13, reduce the purchase amount or price or extend the latest date or purchase date thereunder;

(xi)   modify any of the provisions of this Section 9.02, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby; or

(xii)   reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, FelCor LP shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. FelCor LP shall mail supplemental indentures to Holders upon request. Any failure of FelCor LP to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

SECTION 9.03. *Revocation and Effect of Consent*. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the Note of the consenting Holder, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note or portion of its Note. Such revocation shall be effective only if FelCor LP or a tabulation agent receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver shall become effective on receipt by FelCor LP or a tabulation agent of written consents from the Holders of the requisite percentage in principal amount of the outstanding Notes.

FelCor LP may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then, notwithstanding the last two sentences of the immediately preceding paragraph, those persons who were Holders at such record date (or their duly designated proxies) and only those persons shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder unless it is of the type described in any of clauses (i) through (ix) of Section 9.02. In case of an amendment or waiver of the type described in clauses (i) through (ix) of Section 9.02, the amendment or waiver shall bind each Holder who has consented to it and every subsequent Holder of a Note that evidences the same indebtedness as the Note of the consenting Holder.

SECTION 9.04. *Notation on or Exchange of Notes*. If an amendment, supplement or waiver changes the terms of a Note, FelCor may require the Holder to deliver it to the Registrar. The Registrar may place an appropriate notation on the Note about the changed terms and return it to the Holder and the Registrar may place an appropriate notation on any Note thereafter authenticated. Alternatively, if FelCor LP or the Registrar so determines, FelCor LP in exchange for the Note shall issue and the authenticating agent shall authenticate a new Note that reflects the changed terms.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.05. *Trustee To Sign Amendments, Etc.* The Trustee and the Collateral Agent shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture. Subject to the preceding sentence, the Trustee and the Collateral Agent shall sign such amendment, supplement or waiver if the same does not adversely affect the rights of the Trustee or the Collateral Agent. The Trustee and the Collateral Agent may, but shall not be obligated to, execute any such amendment, supplement or waiver that affects the Trustee's or the Collateral Agent's own rights, duties or immunities under this Indenture or otherwise.

SECTION 9.06. *Conformity with Trust Indenture Act*. Every supplemental indenture executed pursuant to this Article Nine shall conform to the requirements of the TIA as then in effect.

ARTICLE TEN

MISCELLANEOUS

SECTION 10.01. *Trust Indenture Act of 1939*. Prior to the effectiveness of the Registration Statement, this Indenture shall incorporate and be governed by the provisions of the TIA that are required to be part of and to govern indentures qualified under the TIA. After the effectiveness of the Registration Statement, this Indenture shall be subject to the provisions of the TIA that are required to be a part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 10.02. *Notices*. Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by first class mail or by any overnight delivery service addressed as follows:

if to Escrow Subsidiary, FelCor, FelCor LP, the Pledgor or any Subsidiary Guarantor:

> c/o FelCor Lodging Trust Incorporated
> 545 East John Carpenter Freeway
> Suite 1300
> Irving, Texas 75062
> Attention: General Counsel

if to the Trustee:

> Wilmington Trust Company
> 1100 North Market Street
> Wilmington, DE 19890
> Attention: Corporate Trust Administration

if to the Collateral Agent, Paying Agent or Registrar:

> Deutsche Bank Trust Company Americas
> Trust & Securities Services
> 60 Wall Street, MS NYC60-2710
> New York, New York 10005
> Attn: Corporates Team Deal Manager - FelCor Lodging
> Tel: 201-593-3533
> Fax: 732-578-4635

With a copy to:

> Deutsche Bank Trust Company Americas
> c/o Deutsche Bank National Trust Company
> Trust & Securities Services
> 100 Plaza One, Mailstop JCY03-0699
> Jersey City, New Jersey 07311
> Attn: Corporates Team Deal Manager - FelCor Lodging
> Tel: 201-593-3533
> Fax: 732-578-4635

Notice to the Trustee, Collateral Agent, Registrar or Paying Agent shall only be deemed received when actually received in accordance with the notice provisions above, or by a Responsible Officer of the Trustee or other Agent as applicable.

FelCor, FelCor LP, the Pledgor or a Subsidiary Guarantor or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed to him at his address as it appears on the Note Register by first class mail and shall be sufficiently given to him if so mailed within the time prescribed. Copies of any such communication or notice to a Holder shall also be mailed to the Trustee and each Agent at the same time.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Except for a notice to the Trustee, which is deemed given only when received, and except as otherwise provided in this Indenture, if a notice or communication is mailed in the manner provided in this Section 10.02, it is duly given, whether or not the addressee receives it.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as reasonably provided shall constitute a sufficient notification for every purpose hereunder.

SECTION 10.03. *Certificate and Opinion as to Conditions Precedent*. Upon any request or application by FelCor LP to the Trustee to take any action under this Indenture, FelCor LP shall furnish to the Trustee:

> (i)   an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

> (ii)   an Opinion of Counsel stating that, in the opinion of such Counsel, all such conditions precedent have been complied with.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such eligible and qualified Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer of FelCor LP may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of FelCor LP stating the information on which counsel is relying unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

SECTION 10.04. *Statements Required in Certificate or Opinion.* Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)   a statement that each person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(ii)   a brief statement as to the nature and scope of the examination or investigation upon which the statement or opinion contained in such certificate or opinion is based;

(iii)   a statement that, in the opinion of each such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)   a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with; *provided*, *however*, that, with respect to matters of fact, an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

SECTION 10.05. *Rules by Trustee, Paying Agent or Registrar.* The Trustee may make reasonable rules, direction by or for action by or at a meeting of Holders. The Paying Agent or Registrar may make reasonable rules for its functions.

SECTION 10.06. *Payment Date Other Than a Business Day.* If an Interest Payment Date, Redemption Date, Payment Date, Stated Maturity or date of maturity of any Note shall not be a Business Day, then payment of principal of, premium, if any, interest or Additional Interest, if any, on such Note, as the case may be, need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Payment Date, or Redemption Date, or at the Stated Maturity or date of maturity of such Note; *provided* that no interest shall accrue for the period from and after such Interest Payment Date, Payment Date, Redemption Date, Stated Maturity or date of maturity, as the case may be.

SECTION 10.07. *Governing Law.* The laws of the State of New York shall govern this Indenture and the Notes. The Trustee, the Agents, FelCor LP and the Holders agree to submit to the jurisdiction of the courts of the State of New York in any action or proceeding arising out of or relating to this Indenture or the Notes. Notwithstanding the foregoing, the situs of the trusts created hereunder shall be deemed to be the Corporate Trust Office at which location the trusts shall be administered.

SECTION 10.08. *No Adverse Interpretation of Other Agreements.* This Indenture may not be used to interpret another indenture, loan or debt agreement of FelCor LP, the Guarantors or any Subsidiary of any such Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 10.09. *No Recourse Against Others.* No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of FelCor LP, the Guarantors or the Pledgors contained in this

Indenture, or in any of the Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator or against any past, present or future limited partner, stockholder, other equity holder (other than a general partner), officer, director, employee or controlling person, as such, of FelCor LP, FelCor, the Subsidiary Guarantors or the Pledgors or of any successor Person, either directly or through FelCor LP or any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

SECTION 10.10. *Successors*. All agreements of FelCor LP, FelCor, the Pledgor or the Subsidiary Guarantors in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 10.11. *Duplicate Originals*. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 10.12. *Separability*. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10.13. *Table of Contents, Headings, Etc.* The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

ARTICLE ELEVEN

GUARANTEE OF THE NOTES

SECTION 11.01. *Guarantee*. Subject to the provisions of this Article Eleven, from and after the date of the Assumption, each Guarantor, jointly and severally, hereby unconditionally guarantees to each Holder and to the Trustee on behalf of the Holders and the Agents: (i) the due and punctual payment of the principal of, premium if any, on and interest on the Notes, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Notes, to the extent lawful, and the due and punctual performance of all other obligations of FelCor LP to the Holders, the Trustee or any Agent, all in accordance with the terms of such Note and this Indenture and (ii) in the case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, at Stated Maturity, by acceleration, redemption or otherwise. Each Guarantor hereby waives diligence, presentment, filing of claims with a court in the event of merger or bankruptcy of FelCor LP, any right to require a proceeding first against FelCor LP, the benefit of discussion, protest or notice with respect to any such Note or the debt evidenced thereby and all demands whatsoever (except as specified above), and covenants that this Article Eleven will not be discharged as to any such Note except by payment in full of the principal thereof and interest thereon and as provided in Sections 8.01 and 8.02. The maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Article Eleven. In the event of any declaration of acceleration of such obligations as provided in Article Eleven, such obligations (whether or not due and payable) shall become due and payable immediately by the Guarantor for the purpose of this Article Eleven. In addition, without limiting the foregoing provisions, upon the effectiveness of an acceleration under Article Six, the Trustee shall promptly make a demand for payment on the Notes under the Guarantees provided for in this Article Eleven.

Each Guarantor hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against performance or enforcement of such Guarantor's obligations under this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy of the Holders against FelCor LP, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from FelCor LP, directly or indirectly, in cash or other property or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and the principal of, premium if any, and accrued interest on the Notes shall not have been paid in full,

such amount shall be deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders, and shall immediately be paid to the Trustee for the benefit of the Holders to be credited and applied upon the principal of, premium, if any, and accrued interest on the Notes. Each Guarantor acknowledges that it will receive direct and indirect benefits from the issuance of the Notes pursuant to this Indenture and that the waiver set forth in this paragraph is knowingly made in contemplation of such benefits. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

The Guarantee set forth in this Section 11.01 shall not be valid or become obligatory for any purpose with respect to a Note until the certificate of authentication on such Note shall have been signed by or on behalf of the Trustee or authenticating agent.

SECTION 11.02. *Obligations of Guarantor Unconditional.* Nothing contained in this Article Eleven or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among each Guarantor and the Holders of the Notes, the obligation of each Guarantor, which is absolute and unconditional, upon failure by FelCor LP, to pay to the Holders of the Notes and principal of, premium, if any, and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of each Guarantor, nor shall anything herein or therein prevent the Holder of any Note or the Trustee on their behalf from exercising all remedies otherwise permitted by applicable law upon default under this Indenture.

Without limiting the generality of the foregoing, nothing contained in this Article Eleven will restrict the right of the Trustee or the Holders of the Notes to take any action to declare the Guarantees to be due and payable prior to the stated maturity of the Notes pursuant to Section 6.02 or to pursue any rights or remedies hereunder.

SECTION 11.03. *Notice to Trustee.* Each Guarantor shall give prompt written notice to the Trustee of any fact known to such Guarantor which would prohibit the making of any payment to or by the Trustee in respect of the Guarantee pursuant to the provisions of this Article Eleven.

SECTION 11.04. *This Article Not To Prevent Events of Default.* The failure to make a payment on account of principal, of premium, if any, or interest on the Notes by reason of any provision of this Article Eleven will not be construed as preventing the occurrence of an Event of Default.

SECTION 11.05. *Trustee's Compensation Not Prejudiced.* Nothing in this Article Eleven will apply to amounts due to the Trustee or any Agent pursuant to other sections in this Indenture.

SECTION 11.06. *Payments May Be Paid Prior to Dissolution.* Nothing contained in this Article Eleven or elsewhere in this Indenture shall prevent (i) a Guarantor from making payments of principal of, premium if any, and interest on the Notes, or from depositing with the Paying Agent any monies for such payments or (ii) the application by the Paying Agent of any monies deposited with it for the purpose of making such payments of principal of, premium, if any, and interest on the Notes to the Holders entitled thereto, each Guarantor shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of such Guarantor.

SECTION 11.07. *Release of Guarantee.* Any Note Guarantee provided pursuant to this Article Eleven or Section 4.17 by a Subsidiary Guarantor shall be automatically and unconditionally released and discharged upon (i) the sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor or all or substantially all of the assets of such Subsidiary Guarantor, if, in each case, as a result of such sale or disposition, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP; *provided* such sale or other disposition is in compliance with the terms of this Indenture, (ii) the consolidation or merger of any such Subsidiary Guarantor with any person other than FelCor LP or a Subsidiary of FelCor LP, if, as a result of such consolidation or merger, such Subsidiary Guarantor ceases to be a subsidiary of FelCor LP; *provided* such consolidation or merger is in compliance with this Indenture, (iii) a defeasance under Section 8.02 or 8.03 of this Indenture, (iv) the designation of a Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; *provided* such designation is in compliance with the terms of this Indenture, (v) the unconditional and complete release of each Subsidiary Guarantor in accordance with Article Nine of this Indenture, or (vi) the unconditional and complete release of a Subsidiary Guarantor from its Guarantee

provided pursuant to Section 4.17 of all Guaranteed Indebtedness, except a discharge or release by or as a result of payment under such Note Guarantee.

ARTICLE TWELVE

SECURITY

SECTION 12.01. *Security*. From and after the date of the Assumption, the due and punctual payment of FelCor LP's obligations under this Indenture and the Notes, when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, call for redemption or otherwise, and performance of all other obligations of FelCor LP and the Guarantors, to the Holders, the Trustee or the Collateral Agent under this Indenture (including, without limitation, the Note Guarantees) and in respect of the Notes or the Collateral Documents, according to the terms hereof or thereof, shall be secured by the Collateral Documents. The Collateral Documents will create a valid and perfected first priority security interest on the property constituting the Collateral as set forth in the Collateral Documents, subject to Liens permitted thereby.

The Collateral shall secure FelCor LP's obligations and performance of all other obligations of FelCor LP and the Guarantors, up to the amount outstanding from time to time under the Notes and any amounts owed to the Trustee and the Agents.

SECTION 12.02. *[Reserved]*.

SECTION 12.03. *Further Assurances.* From and after the date of the Assumption, FelCor LP and FelCor shall, and shall cause each of its Restricted Subsidiaries to, use its commercially reasonable efforts to do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect their existing rights, licenses, permits and insurances that are material to any Restricted Hotel to the extent consistent with their ordinary course ownership and asset management of a hotel and comply in all material respects with all of their material agreements applicable to all Restricted Hotels. FelCor LP and its Restricted Subsidiaries will promptly notify the Trustee and the Collateral Agent of the giving or receipt of any notice of any material default under any material agreement applicable to the Restricted Hotels. FelCor, FelCor LP and the Restricted Subsidiaries will do or cause to be done all acts and things which may be reasonably required, or which the Collateral Agent may reasonably request, to assure and confirm the Collateral Agent holds enforceable and perfected first priority liens (subject to Liens permitted under this Indenture and the Collateral Documents as applicable) upon all real and personal property (including After-Acquired Property relating to the Restricted Hotels) that is subject to any Lien securing the Notes to the extent required by the Collateral Documents.

SECTION 12.04. *Recording and Opinions.* FelCor LP and the Pledgors will cause, at their own expense, the Collateral Documents, this Indenture and all amendments or supplements hereto to be registered, recorded and filed or re-recorded, re-filed and renewed in such manner and in such place or places, if any, as may be required by law in order fully to preserve and protect the Liens created by the Collateral Documents on all parts of the Collateral and to effectuate and preserve the security of the Holders and all rights of the Trustee and the Collateral Agent.

FelCor LP and the Pledgors shall furnish to the Trustee and Collateral Agent, promptly after the execution and delivery of the Collateral Documents, an Opinion of Counsel either (i) stating that, in the opinion of such counsel, the Collateral Documents have been properly recorded, registered and filed to the extent necessary to make effective the security interest intended to be created by the Collateral Documents, and reciting the details of such action or referring to prior opinions of counsel in which such details are given, and stating that as to the Collateral Documents such recording, registering and filing are the only recordings, registrations and filings necessary to give notice thereof and that no re-recordings, re-registrations or re-filings are necessary to maintain such notice, and further stating that all financing statements, continuation statements and other instruments of further assurance have been executed and filed that are necessary fully to preserve and protect the rights of the Collateral Agent on behalf of the Holders and the Trustee hereunder and under the Collateral Documents, or (ii) stating that, in the opinion of such counsel, no such action is necessary to make such security interest effective. To the extent applicable, FelCor LP and the Pledgors shall comply with Trust Indenture Act § 314(b) within three months following each anniversary date of the Closing Date.

SECTION 12.05. *Release and Disposition of Collateral.*

(a)   The parties hereto agree and acknowledge that the Collateral may be released by the Collateral Agent at any time in accordance with the terms of the Collateral Documents, and the Collateral so released shall automatically be released as security for this Indenture and the Notes without any action on the part of the Trustee or the Holders, except as may be provided in the Collateral Documents. In addition, the Collateral shall be automatically released and terminated in whole upon (i) payment of all principal, premium, if any, interest and all other obligations under this Indenture and the Notes, (ii) a redemption of all of the Notes effected by FelCor LP in accordance with Article Three, (iii) legal defeasance or actual defeasance effected by FelCor LP in accordance with Section 8.02 or Section 8.03, (iv) a satisfaction and discharge effected by FelCor LP in accordance with Section 8.01; or (v) by consent of Holders of not less than 66-2/3% of the aggregate principal amount of the Notes then outstanding. The Liens on the Collateral will terminate and be discharged in part, as to any property that (A) is sold, transferred or otherwise disposed of by FelCor, FelCor LP or one of its Restricted Subsidiaries in a transaction not prohibited by this Indenture, at the time of such sale, transfer or disposition, to the extent of the interest sold, transferred or disposed of or (B) is owned or at any time acquired by a Guarantor that has been released from its Note Guarantee (and any guarantee of other Note Obligations), concurrently with the release of such Note Guarantee (and any guarantee of other Note Obligations). In connection with any release of any Mortgaged Property located in the State of New York, the parties hereto agree to reasonably cooperate, to the extent requested by FelCor LP, to enable it to minimize any mortgage recording tax liabilities related to such Mortgaged Property, including without limitation, to cause the Notes to be severed and to cause the Collateral Documents relating to such Mortgaged Property to be assigned on a non-recourse basis without termination, at the expense of and as directed by FelCor LP;

(b)   The release of all or any portion of the Collateral from the Lien under the Collateral Documents pursuant to the terms hereof and of the Collateral Documents will not be deemed to impair the security interest under this Indenture in contravention of the provisions hereof. To the extent applicable, FelCor LP and the Pledgors shall cause Trust Indenture Act Section 314(d) relating to the release of property from the Lien under the Collateral Documents to be complied with. Any certificate or opinion required by Trust Indenture Act Section 314(d) may be made by an Officer of FelCor, in its capacity as general partner of FelCor LP, except in cases in which Trust Indenture Act Section 314(d) requires that such certificate or opinion be made by an independent Person. It is expressly understood that this Section 12.05(b) relates only to obligations under the TIA and shall not restrict or otherwise affect the Pledgors' or FelCor LP's rights or abilities to obtain a release of the Collateral pursuant to the terms of the Collateral Documents or as otherwise permitted hereunder.

(c)   To the extent applicable, FelCor LP shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities or relating to the substitution therefore of any property or securities to be subjected to the Lien created by the Collateral Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of FelCor LP except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be a nationally recognized independent engineer, appraiser or other expert selected by FelCor LP. Notwithstanding anything to the contrary in this Section 12.05, FelCor LP shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including "no action" letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to released Collateral.

SECTION 12.06. *Disposition of Collateral Without Release.* Notwithstanding Section 12.05 hereof relating to releases of Collateral, but subject to and in accordance with the provisions of the Collateral Documents and this Indenture, so long as the Collateral Agent or the Trustee have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, FelCor LP and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter and repair the Collateral and to collect, invest and dispose of any income therefrom.

SECTION 12.07. *Enforcement of Claims Against Collateral.* Notwithstanding any other rights of the Secured Parties to enforce claims against the Collateral pursuant to the Collateral Documents, if the Notes become due and payable prior to their final Stated Maturity for any reason or are not paid in full at the final Stated Maturity and no payment has been made following a demand on FelCor LP, the Collateral Agent has the right to foreclose or otherwise realize upon the relevant Collateral in accordance with the terms of the Collateral Documents. The proceeds received by the Collateral Agent upon a foreclosure or realization will be applied by the Collateral Agent in accordance with Section 6.10 hereto.

SECTION 12.08. *Authorization of Actions To Be Taken by the Collateral Agent.*

(a)   Subject to the provisions of the Collateral Documents, the Collateral Agent shall have power to institute and to maintain such suits and proceedings directed in writing by the Holders to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of the Collateral Documents or this Indenture, and such suits and proceedings as the Collateral Agent is directed to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or governmental enactment, rule, or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security hereunder or be prejudicial to the interest of the Holders or the Collateral Agent). Notwithstanding anything herein or in any of the Collateral Documents to the contrary, the Collateral Agent assumes no responsibility for the validity, perfection, priority or enforceability of the security interest in any of the Collateral and shall have no obligation to take any action to procure or maintain such validity, perfection, priority or enforceability.

(b)   Notwithstanding the foregoing, FelCor LP and the Guarantors may, among other things, without any release or consent by the Trustee or the Collateral Agent, use and dispose of the Collateral in any lawful manner not inconsistent with the provisions of this Indenture or any of the Collateral Documents, including, without limitation, (i)(x) selling or otherwise disposing of inventory in the ordinary course of business and (y) to dispose of obsolete equipment or equipment that is damaged, worn out or otherwise no longer useful in the business of the Grantors as long as such equipment is replaced with equipment of at least equal functionality and such replacement equipment becomes Collateral pursuant to the terms of the Collateral Documents; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of this Indenture of any of the Collateral Documents; (iii) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (iv) granting a license of any intellectual property; (v) making cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by this Indenture and the Collateral Documents; and (vi) abandoning any intellectual property which is no longer used or useful in FelCor LP's or any Guarantor's business.

SECTION 12.09. *Appointment of Collateral Agent.* The Trustee (at the direction of Escrow Subsidiary and FelCor LP) and each Holder hereby appoints Deutsche Bank Trust Company Americas (and any of its successors and assigns in such capacity) as a collateral agent (together with such successors and assigns the "*Collateral Agent*") to act under the Collateral Documents and to be named as agent for the Secured Parties for the creation and perfection of the security interest in the Collateral for the benefit of the Trustee, the Agents and the Holders. The Trustee on its own behalf and on behalf of the Holders hereby authorizes the Collateral Agent to enter into the Pledge Agreement and all other Collateral Documents on behalf and for the benefit of the Trustee, the Agents and the Holders.

SECTION 12.10. *Equal and Ratable Lien Sharing by Holders of Notes and Holders of Additional Pari Passu Indebtedness; Intercreditor Agreement.*

(a)   Notwithstanding (1) anything to the contrary contained in this Indenture or the Collateral Documents, (2) the time of incurrence of any Additional Pari Passu Indebtedness, (3) the order or method of attachment or perfection of any Liens securing any Additional Pari Passu Indebtedness, (4) the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral, (5) the time of taking possession or control over any Collateral or (6) the rules for determining priority under any law governing relative priorities of Liens:

(i)   all Liens at any time granted by FelCor LP, FelCor or any Restricted Subsidiary in the Collateral to secure the Notes shall secure, equally and ratably, all liabilities of FelCor LP, FelCor or any Restricted Subsidiary under or in respect of any Additional Pari Passu Indebtedness;

(ii)   all proceeds of all Liens at any time granted by FelCor LP, FelCor or any Restricted Subsidiary in the Collateral to secure the Notes shall be allocated and distributed equally and ratably on account of all liabilities of FelCor LP, FelCor or any Restricted Subsidiary under or in respect of any Additional Pari Passu Indebtedness as described in the security documents that shall amend the Pledge Agreement and the other Collateral Documents to join the holders of such Additional Pari Passu Indebtedness; and

(iii)   the provisions of the Pledge Agreement and the other Collateral Documents will be subject to the provisions of an Intercreditor Agreement which shall provide that the Collateral Agent shall maintain all possessory Collateral and shall control the disposition of any portion of the Collateral.

SECTION 12.11. *Duties of Collateral Agent.*

(a)   Collateral Agent is authorized to take all such action as is provided or permitted to be taken by it hereunder or under the Collateral Documents. As to any matters not expressly provided for herein or in written instructions given as expressly provided in the Collateral Documents (including, without limitation, the timing and methods of realization upon the Collateral) Collateral Agent shall act or refrain from acting in accordance with written instructions from the Trustee (acting pursuant to Section 6.05), or in the absence of such instructions, Collateral Agent may refrain from acting; *provided* that Collateral Agent shall not be obligated to comply with any instructions to the extent that such Agent determines that such instructions are in conflict with any applicable law, regulation or duty (including a duty of confidentiality), or this Indenture or any Collateral Document. Collateral Agent may refrain from acting in accordance with any instructions and requests until it has received to its satisfaction: (i) such compensation for its services to be rendered and (ii) such payment and/or indemnity as it may require against the costs, expenses and liabilities to be incurred in complying with the instruction or request.

(b)   Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the security interests in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder. Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture or the Collateral Document by FelCor LP or any of the Grantors.

(c)   The obligations of Collateral Agent hereunder are only those expressly set forth herein. In any case in which Collateral Agent is authorized, but not otherwise directed pursuant to and in accordance with the terms of the Collateral Documents, to exercise any power or right, Collateral Agent may refrain from such exercise unless directed in writing by the Trustee (acting pursuant to Section 6.05) to act in the manner specified in such direction. Without limiting the generality of the foregoing, Collateral Agent shall not be required to take any action except as expressly provided in the Collateral Document or this Indenture.

(d)   Collateral Agent may consult with or otherwise engage legal counsel (who may be counsel for FelCor LP), independent public accountants and other experts selected by it in connection with any matter arising under this Indenture and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. The costs of such legal counsel, independent public accountants and other experts reasonably incurred by them shall be at the cost of FelCor LP.

(e)   Collateral Agent may act in respect of the Collateral Documents through its personnel and agents. Neither Agent shall be responsible for the negligence or misconduct of any Agent that it selects with due care.

(f)   Neither Collateral Agent nor any of its directors, officers, agents, or employees shall be liable for any action taken or not taken by it in connection herewith (i) with the consent or at the request of the Secured Parties or (ii) in accordance with a notice or written instructions received from the Secured Parties pursuant to a provision hereof that permits such a notice or written instructions to be given by the Secured Parties , in each case, in the absence of its own gross negligence or wilful misconduct. Neither Collateral Agent nor any of its directors, officers,

agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Indenture or any Collateral Document; (ii) the performance or observance of any of the covenants or agreements of FelCor LP or any Guarantor; or (iii) the validity, effectiveness or genuineness of this Indenture or any Collateral Document, or any other instrument or writing furnished in connection therewith. Collateral Agent shall not incur any liability by acting in reliance upon any direction, notice, consent, certificate, statement, or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Collateral Agent shall be entitled to conclusively rely upon, and shall not be bound to make any investigation into, the facts or matters set forth on any document provided to them hereunder or any Collateral Document, including information provided to it by the trustee, agent or representative of any Additional Pari Passu Indebtedness with respect such indebtedness. Collateral Agent shall not have liability to FelCor LP, any Grantor or any Secured Party for actions taken or omitted to be taken in reliance on such information, except to the extent that such liability arises from such Agent's gross negligence or wilful misconduct.

(g) Collateral Agent may resign at any time (effective upon acceptance by a successor Collateral Agent of its appointment hereunder) without assigning any reason therefor by giving written notice thereof to all Secured Parties and FelCor LP. Upon any such resignation, the Secured Parties shall have the right to appoint a successor Collateral Agent. If no successor Collateral Agent shall have been so appointed by the Secured Parties, and shall have accepted such appointment, within thirty (30) days after the retiring Collateral Agent gives notice of resignation, the retiring Collateral Agent may, on behalf of the Secured Parties, appoint a successor Collateral Agent , which shall be a commercial bank or trust company organized or licensed under the laws of the United States of America or of any State thereof and having a combined capital and surplus of at least US$250,000,000. If no successor Collateral Agent is appointed within such thirty (30) day period, the retiring Collateral Agent, FelCor LP or the Secured Parties may petition any court of competent jurisdiction for the appointment of a successor Collateral Agent. The resigning Collateral Agent shall execute any and all assignments, financing statements, amendments and any other documents reasonably necessary to fully vest such successor Collateral Agent with all of its rights in and to the Collateral. Upon the acceptance of its appointment as Collateral Agent hereunder by a successor Collateral Agent, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations hereunder. After any retiring Collateral Agent's resignation hereunder as Collateral Agent, the provisions of this Section 12.11 and Article 7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent, as the case may be.

(h) FelCor LP shall pay to Collateral Agent for its own account fees in the amounts and at the times previously agreed upon between FelCor LP and such Agent.

(i) Notwithstanding the other provisions herein, Collateral Agent may refuse to act on any notice, direction or instruction from the Secured Parties which, in such Agent's opinion, (i) is contrary to law or the provisions of this Indenture or (ii) may expose such Agent to liability (unless such Agent shall have been provided indemnity and/or security to its satisfaction for such liability by the Secured Parties giving such notice, direction or instruction).

(j) Collateral Agent shall hold the benefit of all Collateral under the Collateral Documents as, and for purposes of enforcing the provisions of the Collateral Documents, all rights and claims under the Collateral Documents shall be vested in it as, trustee for the Secured Parties, as is hereby acknowledged by parties hereto.

(k) Each of FelCor LP and the Grantors covenants with Collateral Agent that it will comply with and perform and observe all the provisions of the Collateral Documents to which it is a party and which are expressed to be binding on it. Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless Collateral Agent has actually received written notice in accordance with Section 10.2 from a Secured Party or FelCor LP referring to this Indenture, describing such Event of Default and stating that such notice is a "notice of default." Notwithstanding such notification of any Event of Default, Collateral Agent is not required to take any action until it receives a written direction from the requisite Secured Parties directing Collateral Agent to commence and pursue the exercise of remedies.

(l)   FelCor LP, in accordance with the provisions of Section 7.07, shall indemnify Collateral Agent and its officers, directors, employees, representatives and agents and save them harmless from and against all Claims and Losses as a result of or in connection with (a) their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or the taking of any acts in accordance with the terms of this Indenture or its usual practice; (b) this Indenture or the Collateral Documents, (c) any instruction or other direction upon which such Agent may rely under this Indenture or the Collateral Documents or (d) the application of any Environmental Law to any Collateral; *provided* that this indemnity shall not apply in respect of an Indemnified Party to the extent but only to the extent that any such Losses incurred or suffered by or brought against such Indemnified Party arise directly from the wilful misconduct or gross negligence of such Indemnified Party. This indemnity shall survive the termination or expiry of this Indenture or the resignation or removal of Collateral Agent.

(m)   In the event that Collateral Agent is required to acquire title to an asset, or take any managerial action of any kind in regard thereto, in order to perform any obligation under any Collateral Document, which in Collateral Agent's sole determination may cause Collateral Agent to incur potential liability under any Environmental Law, Collateral Agent reserves the right, instead of taking such action, to either resign as Collateral Agent or arrange for transfer of the title or control of the asset to a court-appointed receiver.

(n)   If any sum received by Collateral Agent, including any sum received as proceeds from the enforcement of the Collateral (a "*Sum*"), must be converted from the currency in which that Sum is paid (the "*First Currency*") into another currency in which that Sum is due or as requested by a Secured Party (the "*Second Currency*"), then FelCor LP and the Grantors shall, as an independent obligation, within five (5) Business Days after demand, indemnify Collateral Agent, on a joint and several basis against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between the rate of exchange used to convert that Sum from the First Currency into the Second Currency.

(o)   Notwithstanding anything in this Indenture or any of the Collateral Documents to the contrary, in no event shall the Collateral Agent or any officer, director, employee, representative or agent of the Collateral Agent be liable under or in connection with this Indenture or any of the Collateral Documents for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits or loss of opportunity, whether or not foreseeable, even if the Collateral Agent has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first written above.

FELCOR ESCROW HOLDINGS, L.L.C.

By: /s/ Allison S. Navitskas
Allison S. Navitskas
Vice President

WILMINGTON TRUST COMPANY, as Trustee

By: /s/ Joshua C. Jones
Joshua C. Jones
Financial Services Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as
Collateral Agent, Registrar and Paying Agent

By: Deutsche Bank National Trust Company

By: /s/ Cynthia J. Powell
        Cynthia J. Powell
        Vice President

By: /s/ Wanda Camacho
        Wanda Camacho
        Vice President

[FACE OF NOTE]

6.75% Senior Secured Note due 2019

CUSIP No. _____

No. $_____

FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*FelCor LLC*" which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of _____ ($_____), [or such greater or lesser principal amount as may from time to time be reflected on the books and records of the Registrar (but in no event may such amount exceed the aggregate principal amount of Notes authenticated pursuant to Section 2.02 of the Indenture referred to below and then outstanding pursuant to Section 2.08 of the Indenture)][1] on June 1, 2019.

Interest Payment Dates: June 1 and December 1, commencing December 1, 2011.

Regular Record Dates: May 15 and November 15.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

---

[1]   Use if Global Note

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first written above.

FELCOR ESCROW HOLDINGS, L.L.C.

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

<center>(Authenticating Agent's Certificate of Authentication)</center>

This is one of the 6.75% Senior Secured Notes due 2019 described in the within-mentioned Indenture.

Date:

              DEUTSCHE BANK TRUST COMPANY AMERICAS, as
              Authenticating Agent

              By: Deutsche Bank National Trust Company

By: _____
         Name:
         Title:

By: _____
         Name:
         Title:

<center>A-3</center>

[REVERSE SIDE OF NOTE]

FELCOR ESCROW HOLDINGS, L.L.C.

6.75% Senior Secured Note due 2019

1. Principal and Interest.

FelCor LLC will pay the principal of this Note on June 1, 2019.

Interest on the Notes will be payable semi-annually in cash on each June 1 and December 1 commencing on December 1, 2011 (each, an "*Interest Payment Date*"), to the Holders of record of the Notes at the close of business on May 15 and November 15 immediately preceding the applicable Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If an exchange offer registered under the Securities Act is not consummated and a shelf registration statement under the Securities Act with respect to resales of the Notes is not declared effective by the Commission on or before 180 days after the Closing Date in accordance with the terms of the Registration Rights Agreement, interest due on the Notes will accrue at an annual rate of 0.5% ("*Additional Interest*") plus the interest rate specified on the face hereof until the exchange offer is consummated or the shelf registration statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Closing Date.

This Note will bear interest at a rate of 6.75% per annum.

FelCor LLC shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum that is 2% in excess of the rate otherwise payable.

2. Method of Payment.

FelCor LLC will pay interest (except defaulted interest) on the principal amount of the Notes as provided above on each June 1 and December 1 to the persons who are Holders (as reflected in the Note Register at the close of business on such May 15 and November 15 immediately preceding the Interest Payment Date), in each case, even if the Note is canceled on registration of transfer or registration of exchange after such record date; *provided* that, with respect to the payment of principal, FelCor LLC will make payment to the Holder that surrenders this Note to a Paying Agent on or after June 1, 2019.

FelCor LLC will pay principal, premium, if any, and as provided above, interest in money of the United States that at the time of payment is legal tender for payment of public and private debts at the office or agency of the Company maintained for such purpose within the City and State of New York, or, at the option of FelCor LLC and payment of interest may be made by check mailed to the Holders at their addresses set forth in the Note Register, and *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on all Global Notes. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3. Paying Agent and Registrar.

Initially, the Collateral Agent will act as authenticating agent, Paying Agent and Registrar. FelCor LLC may change any authenticating agent, Paying Agent or Registrar without notice. FelCor LLC, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar.

4.   Indenture; Limitations.

FelCor LLC issued the Notes under an Indenture dated as of May 10, 2011 (the "*Indenture*"), between FelCor LLC and Wilmington Trust Company, as Trustee (the "*Trustee*") and Deutsche Bank Trust Company Americas, a New York banking corporation, as collateral agent ("*Collateral Agent*"), registrar ("*Registrar*") and paying agent ("*Paying Agent*"). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are general secured obligations of FelCor LLC.

5.   Redemption.

Except as provided below, FelCor LLC may not redeem any of the Notes prior to June 1, 2015.

At any time and from time to time prior to June 1, 2015, FelCor LLC may, at its option, redeem all or a portion of the Notes at a Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to the Redemption Date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 30 (or such shorter period as may be permitted by the Depositary) nor more than 60 days prior to, but excluding, the Redemption Date.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to June 1, 2014, FelCor LLC may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes at a Redemption Price of 106.75% of the principal amount thereof, together with accrued and unpaid interest and Additional Interest, if any, thereon, if any, to, but excluding, the Redemption Date; *provided* that

(i)   at least 65% of the principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and

(ii)   FelCor LLC makes such redemption not more than 90 days after the consummation of any such Equity Offering.

Notwithstanding the foregoing, at any time, and from time to time, on and after June 1, 2015, FelCor LP may redeem all or a portion of the Notes, at the following Redemption Prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing June 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to, but excluding, the Redemption Date:

Year	Redemption Price
2015	103.375%
2016	101.688%
2017 and thereafter	100.000%

Notice of any optional redemption will be mailed at least 30 (or such shorter period as may be permitted by the Depositary) but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its last address as it appears in the Note Register. Notes in original principal amount greater than $1,000 may be redeemed in part. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption, unless FelCor LLC defaults in the payment of the amount due upon redemption.

Upon the earlier of (x) the date that FelCor LP determines in its sole discretion that it will not purchase Royalton and Morgans and (y) July 10, 2011, Escrow Subsidiary will be required to deliver a notice of redemption

calling all of the Notes for redemption no later than the tenth business day thereafter at the Mandatory Redemption Price (the "*Mandatory Redemption*"). The latest Redemption Date is referred to as the "*Outside Date*." The "*Mandatory Redemption Price*" means the Redemption Price equal to 100% of the principal amount of the note issued on the Closing Date, *plus* accrued interest thereon from the Closing Date to, but excluding, the Redemption Date. Escrow Subsidiary, FelCor and FelCor LP shall instruct the Escrow Agent to deposit with the Paying Agent on the Redemption Date money sufficient to pay the Mandatory Redemption Price (any shortfall to be provided by Escrow Subsidiary) in accordance with the terms of the Escrow Agreement.

6.   Repurchase upon Change in Control.

Upon the occurrence of any Change of Control, each Holder shall have the right to require the repurchase of its Notes by FelCor LLC in cash pursuant to the offer described in the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "*Change of Control Payment*").

A notice of such Change of Control will be mailed within 30 days after any Change of Control occurs to each Holder at his last address as it appears in the Note Register. Notes in original denominations larger than $1,000 may be sold to FelCor LLC in part. On and after the Change of Control Payment Date, interest ceases to accrue on Notes or portions of Notes surrendered for purchase by FelCor LLC, unless FelCor LLC defaults in the payment of the Change of Control Payment.

7.   Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of $1,000 of principal amount at maturity and multiples of $1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

8.   Persons Deemed Owners.

A Holder shall be treated as the owner of a Note for all purposes.

9.   Unclaimed Money.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to FelCor LLC at its request. After that, Holders entitled to the money must look to FelCor LLC for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

10.   Discharge Prior to Redemption or Maturity.

If FelCor LLC deposits with the Paying Agent money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes (a) to redemption or maturity, FelCor LLC will be discharged from the Indenture and the Notes, except in certain circumstances for certain sections thereof, and (b) to the Stated Maturity, FelCor LLC will be discharged from certain covenants set forth in the Indenture.

11.   Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture, the Notes or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then out-standing, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without notice to or the consent of any

Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

12.   Restrictive Covenants.

The Indenture imposes certain limitations on the ability of FelCor LLC and its respective Restricted Subsidiaries, among other things, to Incur additional Indebtedness, make Restricted Payments, use the proceeds from Collateral Asset Sales and Non-Collateral Assets Sales and Events of Loss, engage in transactions with Affiliates or merge, consolidate or transfer substantially all of their assets. Within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), FelCor LLC must report to the Trustee on compliance with such limitations.

13.   Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

14.   Defaults and Remedies.

The following events constitute "*Events of Default*" under the Indenture:

(a)   default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)   default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)   default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LLC or the failure by FelCor LLC to make or consummate an Offer to Purchase in accordance with Section 4.10 or Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)   FelCor LLC defaults in the performance of or breaches any other covenant or agreement of FelCor LLC in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)   there occurs with respect to any issue or issues of Indebtedness of FelCor LLC or any Significant Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)   any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance) (i) shall be rendered against FelCor LLC or any Significant Subsidiary and shall not be paid or discharged, and (ii) there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)   a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of FelCor LLC or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LLC or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LLC or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of FelCor LLC or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   FelCor LLC or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LLC or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LLC or any Significant Subsidiary or (iii) effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (a) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor LLC, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given, by certified mail, (1) to FelCor LLC by the Trustee or (2) to FelCor LLC and the Trustee by the holders of at least 25% in aggregate principal amount of the then out-standing notes or (b) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by the Indenture and any such Collateral Document.

If an Event of Default (other than an Event of Default described in subparagraphs (g) or (h) above that occurs with respect to FelCor LLC) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable. If an Event of Default described in subparagraphs (g) or (h) above occurs with respect to FelCor LLC, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power.

15.   Trustee Dealings with FelCor LLC.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for FelCor LLC or its Affiliates and may otherwise deal with FelCor LLC or its Affiliates as if it were not the Trustee.

16.   No Recourse Against Others.

No incorporator or any past, present or future limited partner, shareholder, other equity holder, officer, member, director, employee or controlling person as such, of FelCor LLC or of any successor Person shall have any liability for any obligations of FelCor LLC under the Notes or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

17.   Authentication.

This Note shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Note.

18.   Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

FelCor LLC will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to FelCor Escrow Holdings, L.L.C., 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062 or at such other address provided for in the Indenture.

19.   Guarantee.

Repayment of principal and interest on the Notes is guaranteed on a senior basis by the Guarantors pursuant to Article Eleven of the Indenture.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____ (Please print or typewrite name and address including zip code of assignee) the within Note and all rights thereunder, hereby irrevocably constituting _____ _____ and appointing _____ attorney to transfer said Note on the books of FelCor LLC with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED

ON ALL NOTES OTHER THAN EXCHANGE NOTES,

PERMANENT OFFSHORE GLOBAL NOTES AND

OFFSHORE PHYSICAL NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the shelf registration statement with respect to resales of the Notes is declared effective or (ii) two years after the original issuance of the Notes, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[   ]   (a)   this Note is being transferred in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

or

[   ]   (b)   this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.08 of the Indenture shall have been satisfied.

Date: _____   _____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LLC as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____   _____

NOTICE: To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have this Note purchased by FelCor LLC pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, check the Box: ☐

If you wish to have a portion of this Note purchased by FelCor LLC pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, state the amount (in principal amount at maturity): $_____.

Date: _____

Your Signature: _____
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: _____

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Form of Certificate

_____, _____

FelCor Escrow Holdings, L.L.C.
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attn: Corporates Team Deal Manager - FelCor Lodging

Re: FelCor Escrow Holdings, L.L.C. ("*FelCor LLC*")
6.75% Senior Secured Notes Due 2019 (the "*Notes*")

Dear Sirs:

This letter relates to U.S. $_____ principal amount at maturity of Notes represented by a Note (the "*Legended Note*") which bears a legend outlining restrictions upon transfer of such Legended Note. Pursuant to Section 2.01 of the Indenture (the "*Indenture*") dated as of May 10, 2011, relating to the Notes, we hereby certify that we are (or we will hold such securities on behalf of) a person outside the United States to whom the Notes could be transferred in accordance with Rule 903 or Rule 904 of Regulation S promulgated under the U.S. Securities Act of 1933, as amended. Accordingly, you are hereby requested to exchange the legended certificate for an unlegended certificate representing an identical principal amount at maturity of Notes, all in the manner provided for in the Indenture.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By: _____
                    Authorized Signatory

EXHIBIT C

Form of Certificate to Be

Delivered in Connection with

Transfers to Non-QIB Accredited Investors

_____, __

FelCor Escrow Holdings, L.L.C.
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attn: Corporates Team Deal Manager - FelCor Lodging


Re: FelCor Escrow Holdings, L.L.C. ("*FelCor LLC*")
6.75% Senior Secured Notes Due 2019 (the "*Notes*")


Dear Sirs:

In connection with our proposed purchase of $_____ aggregate principal amount at maturity of the Notes, we confirm that:

1.   We understand that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Indenture dated as of May 10, 2011, relating to the Notes (the "*Indenture*") and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the "*Securities Act*").

2.   We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Notes, we will do so only (A) to FelCor LP, FelCor or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you a signed letter substantially in the form of this letter, and, if this letter relates to a proposed transfer in respect of an aggregate principal amount of Notes less than $100,000, an opinion of counsel acceptable to FelCor LP and FelCor that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Notes from us a notice advising such purchaser that resales of the Notes are restricted as stated herein.

3.   We understand that, on any proposed resale of any Notes, we will be required to furnish to you such certifications, legal opinions and other information as you may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4.   We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5.   We are acquiring the Notes purchased by us for our own account or for one or more accounts (each of which is an institutional "*accredited investor*") as to each of which we exercise sole investment discretion.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferee]

By: _____
Authorized Signatory

Form of Certificate To Be Delivered

in Connection with Transfers

Pursuant to Regulation S

_____, ____

FelCor Escrow Holdings, L.L.C.
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attn: Corporates Team Deal Manager - FelCor Lodging

> Re: FelCor Escrow Holdings, L.L.C. ("*FelCor LLC*")
> 6.75% Senior Secured Notes Due 2019 (the "*Notes*")

Dear Sirs:

In connection with our proposed sale of U.S.$_____ aggregate principal amount at maturity of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, we represent that:

(1)   the offer of the Notes was not made to a person in the United States;

(2)   at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3)   no directed selling efforts have been made by us in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: _____
Authorized Signatory

Exhibit 4.2

FELCOR ESCROW HOLDINGS, L.L.C.,
FELCOR LODGING LIMITED PARTNERSHIP,
FELCOR LODGING TRUST INCORPORATED,

and

the other parties named herein

and

WILMINGTON TRUST COMPANY,
as Trustee

and
DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collateral Agent, Registrar and Paying Agent

_____

First Supplemental Indenture

Dated as of May 23, 2011

Supplemental Indenture to the Indenture
dated as of May 10, 2011
with respect to the
6.75% Senior Secured Notes due 2019

First Supplemental Indenture (this "First Supplemental Indenture"), dated as of May 23, 2011 among FelCor Escrow Holdings, L.L.C., a Delaware limited liability company, ("Escrow Subsidiary"), FelCor Lodging Trust Incorporated, a Maryland corporation ("FelCor"), FelCor Lodging Limited Partnership, a Delaware limited partnership ("FelCor LP"), each Subsidiary Guarantor (as defined in the Indenture), Wilmington Trust Company, a federal savings bank, as trustee (the "*Trustee*") and Deutsche Bank Trust Company Americas, a New York banking corporation, as collateral agent ("*Collateral Agent*") registrar ("*Registrar*") and paying agent ("*Paying Agent*").

<p style="text-align:center">W I T N E S S E T H</p>

WHEREAS, Escrow Subsidiary executed and delivered to the Trustee and Collateral Agent an indenture dated as of May 10, 2011 (as amended, supplemented or otherwise modified, the "Indenture"), pursuant to which Escrow Subsidiary issued and has outstanding $525,000,000 aggregate principal amount of 6.75% Senior Secured Notes due 2019 (the "Notes");

WHEREAS, pursuant to the terms of the Escrow Agreement dated as of May 10, 2011 among FelCor LP, FelCor, Escrow Subsidiary, the Trustee, the Collateral Agent and the Escrow Agent (the "Escrow Agreement"), Escrow Subsidiary, FelCor LP, FelCor and the Subsidiary Guarantors are executing and delivering a supplemental indenture to the Indenture providing for (a) the assumption of all rights and obligations of Escrow Subsidiary under the Indenture by FelCor LP and (b) a Guarantee by FelCor and each Subsidiary Guarantor; and

WHEREAS, Section 9.01 of the Indenture provides that a supplemental indenture may be entered into by Escrow Subsidiary, FelCor, FelCor LP, and the Subsidiary Guarantors to secure the Notes without notice to or the consent of any Holder;

WHEREAS, the date of this First Supplemental Indenture shall be deemed the "date of the Assumption" as such term is used in the Indenture;

WHEREAS, FelCor and FelCor LP are using certain proceeds from the offering of the Notes to refinance (the "Refinancing") the indebtedness incurred by FelCor LP in connection with the acquisition (the "Acquisition") of two separate hotels located in New York (the "New York Hotels");

WHEREAS, in connection with the Refinancing (i) FelCor has arranged for the notes (the "Existing Note"), evidencing the existing indebtedness secured by the New York Hotels and the related mortgage, to be assigned to the Collateral Agent pursuant to that certain allonge from Deutsche Bank AG, New York Branch and the Assignment of Mortgage between Deutsche Bank AG, New York Branch and the Collateral Agent, both dated of even date herewith, (ii) pursuant to an assumption agreement, the Existing Note will be assumed by FelCor LP and (iii) FelCor LP will execute a $41,000,000 promissory note in favor of the Collateral Agent, dated of even date herewith (the "Gap Note");

WHEREAS, the Existing Note, together with the Gap Note, shall be consolidated and amended and restated into that certain $131,000,000 consolidated, amended and restated promissory note made by FelCor LP in favor of the Collateral Agent, dated of even date herewith, in the form attached hereto as Exhibit E (the "New York Hotel Note") to evidence the portion of the same indebtedness evidenced by the Notes which is allocable to the New York Hotels and is not a separate obligation of any obligor under the Indenture separate from the Notes;

WHEREAS, pursuant to certain omnibus assignment and assumption agreements by and between FelCor LP and Royalton 44 Hotel, L.L.C. ("Royalton") and FelCor LP and Madison 237 Hotel, L.L.C. ("Morgans"), each dated of even date herewith (each an "Assignment Agreement" and collectively, the

"Assignment Agreements") and certain other related documents, (i) FelCor LP will, among other things, transfer all of its rights, title and interests in and to certain Assigned Interests (as such term is defined in each Assignment Agreement), including the New York Hotels, to Royalton and Morgans, respectively and (ii) Royalton and Morgans will assume all obligations under the New York Hotel Note (collectively, the "New York Hotel Transfers"); provided, however, that FelCor LP shall remain an obligor under the New York Hotel Note; and

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Escrow Subsidiary, FelCor, FelCor LP, each Subsidiary Guarantor, the Trustee and the Collateral Agent mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

SECTION 1.   Definitions. For all purposes of the Indenture and this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this First Supplemental Indenture as a whole and not to any particular Article, Section or subdivision;

(b)   capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings assigned to them in the Indenture; and

(c)   capitalized terms defined in this First Supplemental Indenture and used in Section 12.12 which is added to the Indenture pursuant to Section 6 hereof shall have the meanings assigned to them in this First Supplemental Indenture.

SECTION 2.   Addition of Guarantors. Each Guarantor hereby executes this First Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Guarantor under the Indenture, including without limitation, those set forth in Article XI thereof. Upon its execution hereof, each Guarantor hereby acknowledges that it shall be a Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date of the Indenture. Further, each Guarantor hereby waives and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Guarantor under its Guarantee. For purposes of clarification, Royalton and Morgans are direct obligors with respect to the obligations evidenced by the New York Hotel Note, rather than guarantors of such obligations.

SECTION 3.   [Reserved].

SECTION 4.   Mandatory Exchange of Global Notes. On the date of the Assumption, the beneficial interests in the Global Notes representing the Notes issued on May 10, 2011 shall be automatically exchanged for beneficial interests in the U.S. Global Notes and the Offshore Global Notes, as applicable, substantially in the form of Exhibit A hereto and the Notes issued on May 10, 2011 shall be cancelled.

SECTION 5.   Restrictive Legends. From and after the date of the Assumption, unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement

pursuant to the Registration Rights Agreement, the U.S. Global Notes, Temporary Offshore Global Notes and each U.S. Physical Note shall bear the following legend on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS ONE YEAR IN THE CASE OF RULE 144A NOTES, AND 40 DAYS IN THE CASE OF REGULATION S NOTES, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2),(3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

Each Global Note, whether or not an Exchange Note, shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO FELCOR LP OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE

DEPOSITORY TRUST COMPANY OR SUCH OTHER REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.08 OF THE INDENTURE.

Each Global Note, whether or not an Exchange Note, shall also include the following legend if such Note is issued with more than de minimis original issue discount for United States federal income tax purposes:

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE. A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH NOTES BY SUBMITTING A REQUEST FOR SUCH INFORMATION TO FELCOR LP AT THE FOLLOWING ADDRESS: 545 EAST JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062 ATTENTION: GENERAL COUNSEL.

SECTION 6. Amendment to Section 12. Section 12 of the Indenture is hereby amended by adding the following Section 12.12:

"SECTION 12.12. *New York Hotel Note.*

(a) Without prejudice to the provisions of this Indenture and the Collateral documents, the debt of FelCor LP, Royalton and Morgans evidenced by the New York Hotel Note (as defined in the First Supplemental Indenture) is separate evidence of the portion of the same indebtedness evidenced by the Notes which is allocable to the New York Hotels (as defined in the First Supplemental Indenture) and is not a separate obligation of any obligor under this Indenture separate from the Notes. The New York Hotel Note cannot be negotiated or enforced except in conjunction with, and as separate evidence of and without prejudice to, the same Indebtedness evidenced by the Notes.

(b) The New York Hotel Note does not contain any covenants, other than the payment covenant, and it is the intent of the parties that there are no other covenants. The New York Hotel Note does not bear interest as a separate obligation of the makers thereof apart from the interest accruing under the Notes allocable to the portion of the indebtedness evidenced thereby which is also evidenced by the New York Hotel Note.

(c) The existence of the New York Hotel Note does not and shall not constitute a violation of any covenant set forth in this Indenture. For purposes of clarity, (i) while the New York Hotel Note represents indebtedness of FelCor LP, Royalton and Morgans (as each is defined in the First Supplemental Indenture), the New York Hotel Note shall not be considered "Indebtedness" for purposes of this Indenture and (ii) the New York Mortgage (as defined below in paragraph (e)) securing the New York

Note shall be considered a "Permitted Lien" under this Indenture. Additionally, the New York Hotel Transfers (as defined in the First Supplemental Indenture) do not and shall not constitute (i) a violation of any covenant set forth in this Indenture or (ii) an Event of Default hereunder.

(d)   The New York Hotel Note shall not constitute a "Collateral Document" under this Indenture.

(e)   As provided in that certain consolidated, amended and restated mortgage and security agreement of even date herewith, by and among FelCor LP, Royalton 44 Hotel Leasing, L.L.C. and Madison 237 Hotel Leasing, L.L.C., as mortgagors and the Collateral Agent, as mortgagee (the "New York Mortgage"), the Secured Amount (as defined in the New York Mortgage) shall be reduced only by the last and final sums the Trustee or Paying Agent receives in payment of the Notes under any provision of this Indenture, including under Article Three; provided, however, that any amounts received may be applied to the New York Hotel Note at FelCor LP's election, if either or both of the New York Hotels are simultaneously (i) released under this Indenture pursuant to Section 12.05 or (ii) are otherwise severed and assigned, and are no longer Collateral.

(f)   In the event that either or both of the New York Hotels are sold, assigned or otherwise transferred in compliance with Section 4.10 of this Indenture, then at FelCor LP's election, the New York Hotel Note may also be sold, assigned or otherwise transferred on a non-recourse basis in connection therewith, provided that the debt under the Notes shall be correspondingly reduced; provided, that notwithstanding anything to the contrary contained in this clause (g), if only one such New York Hotel is sold, assigned or otherwise transferred in compliance with Section 4.10 of the Indenture, then the New York Hotel Note may be severed into two notes in such amounts as specified by FelCor LP, in which case (i) the note evidencing the portion of the indebtedness attributable to the New York Hotel, as determined by FelCor LP, that is being so sold, assigned or otherwise transferred shall, at FelCor LP's election, also be sold, assigned or otherwise transferred to the mortgage lender to the purchaser of said hotel on a non-recourse basis in connection therewith and (ii) the note evidencing the portion of the indebtedness attributable to the New York Hotel that is not being so sold, assigned or otherwise transferred shall thereafter be deemed the New York Hotel Note for all purposes under the Indenture. For purposes of this paragraph (f), the parties agree to reasonably cooperate, to the extent requested by FelCor LP, to enable it to minimize any mortgage recording tax liabilities related to the New York Hotels or either New York Hotel, including without limitation, to cause the New York Hotel Note to be severed and to cause the Collateral Documents and the New York Hotel Note (or the severed portion thereof) relating to the applicable New York Hotel(s) to be assigned to the mortgage lender to the purchaser of said hotel on a non-recourse basis without termination, at the expense of and as directed by FelCor LP.

(g)   For purposes of Article 5 of this Indenture, upon any sale, conveyance, transfer, lease or other disposition of all or substantially all of the property and assets of FelCor LP in accordance with Section 5.01, the parties agree to reasonably cooperate, to the extent requested by FelCor LP, to enable it to minimize any mortgage recording tax liabilities related to the New York Hotels or either New York Hotel, including without limitation, to cause the New York Hotel Note to be severed and to cause the Collateral Documents and the New York Hotel Note (or the severed portion thereof) relating to the applicable New York Hotel(s) to be assigned on a non-recourse basis without termination, at the expense of and as directed by FelCor LP.

(h)   For purposes of Sections 8.01 and 8.02 of this Indenture, to the extent that FelCor LP's obligations under the Notes, the Note Guarantees, this Indenture and Collateral Documents are to be discharged or to be defeased, as part of any financings to provide the funds necessary for such discharge or defeasance, the parties agree to reasonably cooperate, to the extent requested by FelCor LP, to enable it to minimize any mortgage recording tax liabilities related to the New York Hotels, including without limitation, to cause the New York Hotel Note to be severed and to cause the Collateral Documents and

the New York Hotel Note relating to the New York Hotels to be assigned on a non-recourse basis without termination, at the expense of and directed by FelCor LP.

(i)   The rights and remedies under this Indenture, the Notes and the Collateral Documents, including the New York Mortgage, are the only rights and remedies available under and in connection with the indebtedness that is also evidenced by the New York Hotel Note and any rights and remedies that may exist under the New York Hotel Note shall not be construed as additional rights and remedies and shall not be enforceable separately from, and shall not prejudice, the rights and remedies under this Indenture and the Notes. In the case of an Event of Default under this Indenture, the New York Hotel Note shall not constitute a separate obligation of any obligor.

(j)   Notwithstanding anything contained in Article Nine, FelCor LP and the Subsidiary Guarantors that are parties to the New York Hotel Note may amend, supplement or terminate the New York Hotel Note at any time in their sole and absolute discretion so long as such amendment, supplement or termination does not, in the good faith opinion of the Board of Directors as evidenced by a Board Resolution, materially and adversely affect the rights and remedies of any Holder and Collateral Agent will execute and deliver any document reasonably requested and prepared by FelCor to confirm same. In the event such amendment, supplement, or termination of the New York Hotel Note does have an material and adverse effect on the rights and remedies of any Holder, the consent of Holders holding a majority in aggregate principal amount of the Notes then outstanding shall be required in order to approve such amendment, supplement or termination."

SECTION 7.   Exhibits. On the date of the Assumption, Exhibits A, B, C and D to the Indenture shall be superseded in their entirely by Exhibits A, B, C and D attached hereto.

SECTION 8.   Assumption of Rights and Obligations of Escrow Subsidiary. FelCor LP hereby assumes all of the rights and obligations of Escrow Subsidiary under the Indenture and the Notes and confirms and acknowledges the concurrent release and discharge of Escrow Subsidiary from all such rights and obligations. Escrow Subsidiary will be automatically released of all rights and obligations under the Indenture and the Notes upon effectiveness of this First Supplemental Indenture.

SECTION 9.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIRST SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 10.   The Trustee. Neither the Trustee nor the Collateral Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by Escrow Subsidiary, FelCor, FelCor LP and the Subsidiary Guarantors.

SECTION 11.   Successors and Assigns. All agreements of Escrow Subsidiary, FelCor, FelCor LP and the Subsidiary Guarantors in this First Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

SECTION 12.   Separability. In case any provision of this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 13.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 14.   Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated
       General Partner

By: /s/Jonathan H. Yellen
           _____
           Jonathan H. Yellen
           Executive Vice President, General Counsel and
           Secretary

FELCOR LODGING TRUST INCORPORATED

By: /s/Jonathan H. Yellen
           _____
           Jonathan H. Yellen
           Executive Vice President, General Counsel and
           Secretary

FELCOR ESCROW HOLDINGS, L.L.C.

By: /s/Jonathan H. Yellen
           _____
           Jonathan H. Yellen
           Executive Vice President, General Counsel and
           Secretary

FELCOR CANADA CO.

FELCOR/CSS HOLDINGS, L.P.

    By: FelCor/CSS Hotels, L.L.C.,
        General Partner

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR/ST. PAUL HOLDINGS, L.P.

    By: FelCor/CSS Hotels, L.L.C.,
        General Partner

FELCOR ST. PETE (SPE), L.L.C.

FELCOR TRS BORROWER 1, L.L.C.

    By: FelCor TRS Borrower GP 1, L.L.C.,
        General Partner

FELCOR TRS BORROWER 4, L.L.C.

FELCOR TRS HOLDINGS, L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL ASSOCIATES,
A TEXAS LIMITED PARTNERSHIP

    By: FelCor/LAX Holdings, L.P.,
        General Partner

        By: FelCor/LAX Hotels, L.L.C.,
           General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

By: /s/Jonathan H. Yellen
          Jonathan H. Yellen
          Executive Vice President, General Counsel and Secretary

WILMINGTON TRUST COMPANY, as Trustee

By: /s/Joshua C. Jones
        Joshua C. Jones
        Financial Services Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collageral Agent, Registrar and Paying Agent

By: Deutsche Bank National Trust Company

        By: /s/ Cynthia J. Powell
              Cynthia J. Powell
              Vice President

        By: /s/ Wanda Camacho
              Wanda Camacho
              Vice President

[FACE OF NOTE]

6.75% Senior Secured Note due 2019

CUSIP No. _____

No. $ _____

FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*" which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of _____ ($_____), [or such greater or lesser principal amount as may from time to time be reflected on the books and records of the Registrar (but in no event may such amount exceed the aggregate principal amount of Notes authenticated pursuant to Section 2.02 of the Indenture referred to below and then outstanding pursuant to Section 2.08 of the Indenture)][1] Use if Global Note on June 1, 2019.

Interest Payment Dates: June 1 and December 1, commencing December 1, 2011.

Regular Record Dates: May 15 and November 15.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

_____

[1] Use if Global Note

IN WITNESS WHEREOF, FelCor LP has caused this Note to be signed manually or by facsimile by its duly authorized officers.

FELCOR LODGING LIMITED PARTNERSHIP

By: FELCOR LODGING TRUST INCORPORATED
as general partner

By: _____

          Name:
          Title:

(Authenticating Agent's Certificate of Authentication)

This is one of the 6.75% Senior Secured Notes due 2019 described in the within-mentioned Indenture.

Date:


DEUTSCHE BANK TRUST COMPANY AMERICAS, as Authenticating Agent

By: Deutsche Bank National Trust Company

By: _____
       Name:
       Title:


[REVERSE SIDE OF NOTE]

FelCor Lodging Limited Partnership

6.75% Senior Secured Note due 2019

1. Principal and Interest.

FelCor LP will pay the principal of this Note on June 1, 2019.

Interest on the Notes will be payable semi-annually in cash on each June 1 and December 1 commencing on December 1, 2011 (each, an "*Interest Payment Date*"), to the Holders of record of the Notes at the close of business on May 15 and November 15 immediately preceding the applicable Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If an exchange offer registered under the Securities Act is not consummated and a shelf registration statement under the Securities Act with respect to resales of the Notes is not declared effective by the Commission on or before 180 days after the Closing Date in accordance with the terms of the Registration Rights Agreement, interest due on the Notes will accrue at an annual rate of 0.5% ("*Additional Interest*") plus the interest rate specified on the face hereof until the exchange offer is consummated or the shelf registration statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Closing Date.

This Note will bear interest at a rate of 6.75% per annum.

FelCor LP shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum that is 2% in excess of the rate otherwise payable.

2. Method of Payment.

FelCor LP will pay interest (except defaulted interest) on the principal amount of the Notes as provided above on each June 1 and December 1 to the persons who are Holders (as reflected in the Note Register at the close of business on such May 15 and November 15 immediately preceding the Interest Payment Date), in each case, even if the Note is canceled on registration of transfer or registration of exchange after such record date; *provided* that, with respect to the payment of principal, FelCor LP will make payment to the Holder that surrenders this Note to a Paying Agent on or after June 1, 2019.

FelCor LP will pay principal, premium, if any, and as provided above, interest in money of the United States that at the time of payment is legal tender for payment of public and private debts at the office or agency of the Company maintained for such purpose within the City and State of New York, or, at the option of FelCor LP and payment of interest may be made by check mailed to the Holders at their addresses set forth in the Note Register, and *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on all Global Notes. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3.   <u>Paying Agent and Registrar</u>.

Initially, the Collateral Agent will act as authenticating agent, Paying Agent and Registrar. FelCor LP may change any authenticating agent, Paying Agent or Registrar without notice. FelCor LP, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar.

4.   <u>Indenture; Limitations</u>.

FelCor LP issued the Notes under an Indenture dated as of May 10, 2011, as supplemented by the First Supplemental Indenture dated as of May [23], 2011 (collectively, the "*Indenture*"), among FelCor LP, FelCor, Escrow Subsidiary, the Subsidiary Guarantors, Wilmington Trust Company, as Trustee (the "*Trustee*") and Deutsche Bank Trust Company Americas, a New York banking corporation, as collateral agent ("*Collateral Agent*"), registrar ("*Registrar*") and paying agent ("*Paying Agent*"). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are general secured obligations of FelCor LP.

5.   <u>Redemption</u>.

Except as provided below, FelCor LP may not redeem any of the Notes prior to June 1, 2015.

At any time and from time to time prior to June 1, 2015, FelCor LP may, at its option, redeem all or a portion of the Notes at a Redemption Price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to the Redemption Date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 30 (or such shorter period as may be permitted by the Depositary) nor more than 60 days prior to, but excluding, the Redemption Date.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to June 1, 2014, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes at a Redemption Price of 106.75% of the principal amount thereof, together with accrued and unpaid interest and Additional Interest, if any, thereon, if any, to, but excluding, the Redemption Date; *provided* that

        (i)   at least 65% of the principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and

        (ii)   FelCor LP makes such redemption not more than 90 days after the consummation of any such Equity Offering.

Notwithstanding the foregoing, at any time, and from time to time, on and after June 1, 2015, FelCor LP may redeem all or a portion of the Notes, at the following Redemption Prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing June 1 of the years indicated below, in each case together with accrued and unpaid interest thereon to, but excluding, the Redemption Date:

Year	Redemption Price
2015	103.375%
2016	101.688%
2017 and thereafter	100.000%

Notice of any optional redemption will be mailed at least 30 (or such shorter period as may be permitted by the Depositary) but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its last address as it appears in the Note Register. Notes in original principal amount greater than $1,000 may be redeemed in part. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption, unless FelCor LP defaults in the payment of the amount due upon redemption.

6.   Repurchase upon Change in Control.

Upon the occurrence of any Change of Control, each Holder shall have the right to require the repurchase of its Notes by FelCor LP in cash pursuant to the offer described in the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "*Change of Control Payment*").

A notice of such Change of Control will be mailed within 30 days after any Change of Control occurs to each Holder at his last address as it appears in the Note Register. Notes in original denominations larger than $1,000 may be sold to FelCor LP in part. On and after the Change of Control Payment Date, interest ceases to accrue on Notes or portions of Notes surrendered for purchase by FelCor LP, unless FelCor LP defaults in the payment of the Change of Control Payment.

7.   Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of $1,000 of principal amount at maturity and multiples of $1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

8.   Persons Deemed Owners.

A Holder shall be treated as the owner of a Note for all purposes.

9.   Unclaimed Money.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to FelCor LP at its request. After that, Holders entitled to the money must look to FelCor LP for payment, unless an abandoned property law

designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

10. Discharge Prior to Redemption or Maturity.

If FelCor LP deposits with the Paying Agent money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes (a) to redemption or maturity, FelCor LP will be discharged from the Indenture and the Notes, except in certain circumstances for certain sections thereof, and (b) to the Stated Maturity, FelCor LP will be discharged from certain covenants set forth in the Indenture.

11. Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture, the Notes or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then out-standing, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

12. Restrictive Covenants.

The Indenture imposes certain limitations on the ability of FelCor LP, FelCor and their respective Restricted Subsidiaries, among other things, to Incur additional Indebtedness, make Restricted Payments, use the proceeds from Collateral Asset Sales and Non-Collateral Assets Sales and Events of Loss, engage in transactions with Affiliates or merge, consolidate or transfer substantially all of their assets. Within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), FelCor LP and FelCor must report to the Trustee on compliance with such limitations.

13. Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

14. Defaults and Remedies.

The following events constitute "*Events of Default*" under the Indenture:

(a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with Section 4.10 or Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)   FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)   there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)   any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance) (i) shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and (ii) there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)   a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   FelCor LP or FelCor or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary or (iii) effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (a) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor LP, FelCor or any Significant Subsidiary, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given, by certified mail, (1) to FelCor by the Trustee or (2) to FelCor and the Trustee by the holders of at least 25% in aggregate principal amount of the then out-standing notes or (b) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by the Indenture and any such Collateral Document.

If an Event of Default (other than an Event of Default described in subparagraphs (g) or (h) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable. If an Event of Default described in subparagraphs (g) or (h) above occurs with respect to FelCor LP or FelCor, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power.

15.   Trustee Dealings with FelCor LP.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for FelCor LP or its Affiliates and may otherwise deal with FelCor LP or its Affiliates as if it were not the Trustee.

16.   No Recourse Against Others.

No incorporator or any past, present or future limited partner, shareholder, other equity holder, officer, member, director, employee or controlling person as such, of FelCor LP or of any successor Person shall have any liability for any obligations of FelCor LP under the Notes or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

17.   Authentication.

This Note shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Note.

18.   Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

FelCor LP will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to FelCor Lodging Limited Partnership, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062 or at such other address provided for in the Indenture.

19.   <u>Guarantee</u>.

Repayment of principal and interest on the Notes is guaranteed on a senior basis by the Guarantors pursuant to Article Eleven of the Indenture.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer (s) unto

Insert Taxpayer Identification No.

_____ (Please print or typewrite name and address including zip code of assignee) the within Note and all rights thereunder, hereby irrevocably constituting _____ _____ and appointing _____ attorney to transfer said Note on the books of FelCor LP with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED
ON ALL NOTES OTHER THAN EXCHANGE NOTES,
PERMANENT OFFSHORE GLOBAL NOTES AND
OFFSHORE PHYSICAL NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the shelf registration statement with respect to resales of the Notes is declared effective or (ii) two years after the original issuance of the Notes, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[   ]   (a)   this Note is being transferred in compliance with the
                      exemption from registration under the Securities Act of 1933, as
                      amended, provided by Rule 144A thereunder.

or

[   ]   (b)   this Note is being transferred other than in accordance with
                      (a) above and documents are being furnished which comply with the
                      conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.08 of the Indenture shall have been satisfied.

Date: _____   _____
                                  NOTICE: The signature to this assignment must
                                  correspond with the name as written upon the face
                                  of the within-mentioned instrument in every particular,
                                  without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____

_____
NOTICE: To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have this Note purchased by FelCor LP pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, check the Box:

If you wish to have a portion of this Note purchased by FelCor LP pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, state the amount (in principal amount at maturity): $_____.

Date: _____

Your Signature:

_____
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:

_____

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Form of Certificate

_____, _____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attn: Corporates Team Deal Manager - FelCor Lodging

> Re: FelCor Lodging Limited Partnership ("*FelCor LP*")
>   6.75% Senior Secured Notes Due 2019 (the "*Notes*")

Dear Sirs:

This letter relates to U.S. $_____ principal amount at maturity of Notes represented by a Note (the "*Legended Note*") which bears a legend outlining restrictions upon transfer of such Legended Note. Pursuant to Section 2.01 of the Indenture dated as of May 10, 2011, as supplemented by the First Supplemental Indenture dated as of May [23], 2011 (collectively, the "*Indenture*"), relating to the Notes, we hereby certify that we are (or we will hold such securities on behalf of) a person outside the United States to whom the Notes could be transferred in accordance with Rule 903 or Rule 904 of Regulation S promulgated under the U.S. Securities Act of 1933, as amended. Accordingly, you are hereby requested to exchange the legended certificate for an unlegended certificate representing an identical principal amount at maturity of Notes, all in the manner provided for in the Indenture.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By: _____
Authorized Signatory

EXHIBIT C

**Form of Certificate to Be
Delivered in Connection with
Transfers to Non-QIB Accredited Investors**

_____, __

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005
Attn: Corporates Team Deal Manager - FelCor Lodging

> Re: FelCor Lodging Limited Partnership ("*FelCor LP*")
>   6.75% Senior Secured Notes Due 2019 (the "*Notes*")

Dear Sirs:

In connection with our proposed purchase of $_____ aggregate principal amount at maturity of the Notes, we confirm that:

1. We understand that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Indenture dated as of May 10, 2011, as supplemented by the First Supplemental Indenture dated as of May [23], 2011 (collectively, the "*Indenture*") and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the "*Securities Act*").

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Notes, we will do so only (A) to FelCor LP, FelCor or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you a signed letter substantially in the form of this letter, and, if this letter relates to a proposed transfer in respect of an aggregate principal amount of Notes less than $100,000, an opinion of counsel acceptable to FelCor LP and FelCor that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Notes from us a notice advising such purchaser that resales of the Notes are restricted as stated herein.

3.   We understand that, on any proposed resale of any Notes, we will be required to furnish to you such certifications, legal opinions and other information as you may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4.   We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5.   We are acquiring the Notes purchased by us for our own account or for one or more accounts (each of which is an institutional "*accredited investor*") as to each of which we exercise sole investment discretion.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferee]

By:

_____
Authorized Signatory

**Form of Certificate To Be Delivered
in Connection with Transfers
Pursuant to Regulation S**

_____, ____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2710
New York, New York 10005

Attn: Corporates Team Deal Manager - FelCor Lodging

> Re: FelCor Lodging Limited Partnership ("*FelCor LP*")
> 6.75% Senior Secured Notes Due 2019 (the "*Notes*")

Dear Sirs:

In connection with our proposed sale of U.S.$_____ aggregate principal amount at maturity of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, we represent that:

(1)   the offer of the Notes was not made to a person in the United States;

(2)   at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3)   no directed selling efforts have been made by us in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: _____
        Authorized Signatory

Exhibit 4.3

REGISTRATION RIGHTS AGREEMENT

Dated May 10, 2011

AMONG

FELCOR LODGING LIMITED PARTNERSHIP,

FELCOR LODGING TRUST INCORPORATED,

SUBSIDIARY GUARANTORS NAMED HEREIN,

and

J.P. MORGAN SECURITIES LLC

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**") is made and entered into as of May 10, 2011, among FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "**Operating Partnership**"), FELCOR LODGING TRUST INCORPORATED, a Maryland corporation (the "**Company**"), the Subsidiary Guarantors (as defined below) and J.P. Morgan Securities LLC on its own behalf and as representative of the other Initial Purchasers named in Schedule A hereto (collectively, the "**Initial Purchasers**").

This Agreement is made pursuant to the Purchase Agreement dated as of April 26, 2011, among Escrow Subsidiary, the Operating Partnership, the Company, the Subsidiary Guarantors and the Initial Purchasers (the "**Purchase Agreement**"), which provides for the sale by Escrow Subsidiary to the Initial Purchasers of $525,000,000 aggregate principal amount of 6.75% Senior Secured Notes due 2019 of Escrow Subsidiary (the "**Notes**") to be issued pursuant to the Indenture (as defined below). Upon satisfaction of the Release Conditions (as defined in the Purchase Agreement), the Operating Partnership, the Company, the Subsidiary Guarantors (and together with the Company, the "**Guarantors**") the Trustee and the Collateral Agent will execute a supplemental indenture substantially in the form set forth in the indenture (the "**Supplemental Indenture**"), the Operating Partnership will assume Escrow Subsidiary's rights and obligations under the Indenture and the Notes will be unconditionally guaranteed (the "**Guarantees**") on a senior basis by the Guarantors. Unless the context otherwise requires, reference in this Agreement to a "Note," an "Exchange Note," or a "Registrable Note" shall include a reference to the related Guarantee. In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Operating Partnership and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights with respect to the Notes set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement. This Agreement will not become operative unless and until the Release Date (as defined in the Purchase Agreement) occurs.

In consideration of the foregoing, the parties hereto agree as follows:

1.   Definitions. As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"**1933 Act**" shall mean the Securities Act of 1933, as amended from time to time.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"**Closing Date**" shall mean the Closing Date as defined in the Purchase Agreement.

"**Company**" shall have the meaning set forth in the preamble to this Agreement.

"**Escrow Subsidiary**" shall mean FelCor Escrow Holdings L.L.C.

"**Exchange Notes**" shall mean Notes issued by the Operating Partnership under the Indenture containing terms identical to the Notes (except that (i) interest thereon shall accrue from the last date on which interest was paid on the Notes or, if no such interest has been paid, from May 10, 2011, (ii) the Exchange Notes will not contain restrictions on transfer and (iii) certain provisions relating to an increase in the stated rate of interest thereon shall be eliminated) and to be offered to Holders of Notes in exchange for Notes pursuant to the Exchange Offer.

"**Exchange Offer**" shall mean the exchange offer by the Operating Partnership and the Guarantors of Exchange Notes for Registrable Notes pursuant to Section 2(a) hereof.

"**Exchange Offer Registration**" shall mean a registration under the 1933 Act effected pursuant to Section 2(a) hereof.

"**Exchange Offer Registration Statement**" shall mean an exchange offer registration statement on Form S-4 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**FINRA**" means the Financial Industry Regulatory Authority, Inc.

"**Guarantors**" means the Company and the Subsidiary Guarantors.

"**Holder**" shall mean any Initial Purchaser, for so long as it owns any Registrable Notes, and its successors, assigns and direct and indirect transferees who become registered owners of Registrable Notes under the Indenture; *provided* that for purposes of Sections 4 and 5 of this Agreement, the term "Holder" shall include Participating Broker-Dealers (as defined in Section 4(a)).

"**Indenture**" shall mean the Indenture relating to the Notes dated as of May 10, 2011 between the Escrow Subsidiary and Wilmington Trust Company, as trustee, Deutsche Bank Trust Company Americas, as collateral agent and Deutsche Bank Trust Company Americas, as Registrar and Paying Agent, as amended by the Supplemental Indenture and as may be further amended or supplemented from time to time in accordance with the terms thereof.

"**Initial Purchasers**" shall have the meaning set forth in the preamble to this Agreement.

"**Majority Holders**" shall mean the Holders of a majority of the aggregate principal amount of outstanding Registrable Notes; *provided* that whenever the consent or approval of Holders of a specified percentage of Registrable Notes is required hereunder, Registrable Notes held by the Operating Partnership or any of its affiliates (as such term is defined in Rule 405 under the 1933 Act) (other than the Initial Purchasers or subsequent holders of Registrable Notes if such subsequent holders are deemed to be such affiliates solely by reason of their holding of such Registrable Notes) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount.

"**Notes**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Operating Partnership**" shall have the meaning set forth in the preamble of this Agreement.

"**Person**" shall mean an individual, partnership, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

"**Prospectus**" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Notes covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

"**Purchase Agreement**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Registrable Notes**" shall mean the Notes other than the Exchanges Notes; *provided*, *however*, that a Note shall cease to be a Registrable Note (i) when a Registration Statement with respect to such Note shall have been declared effective under the 1933 Act and such Note shall have been disposed of pursuant to such Registration Statement or (ii) when such Note shall have ceased to be outstanding.

"**Registrar**" shall mean Deutsche Bank Trust Company Americas, as registrar under the Indenture.

"**Registration Expenses**" shall mean any and all expenses incident to performance of or compliance by the Operating Partnership, the Company and the Subsidiary Guarantors with this Agreement, including without limitation: (i) all SEC, stock exchange or FINRA registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Notes or Registrable Notes), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee and its counsel, (vii) the fees and disbursements of counsel for the Operating Partnership, the Company and the Subsidiary Guarantors and, in the case of a Shelf Registration Statement, the reasonable fees and disbursements of one counsel for the Holders (which counsel shall be selected by the Majority Holders and which counsel may also be counsel for the Initial Purchasers) and (viii) the fees and disbursements of the independent public accountants of the Operating Partnership and the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, but excluding fees and expenses of counsel to the underwriters (other than reasonable fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Notes by a Holder.

"**Registration Statement**" shall mean any registration statement of the Operating Partnership and the Guarantors that covers any of the Exchange Notes or Registrable Notes pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Shelf Registration**" shall mean a registration effected pursuant to Section 2(b) hereof.

"**Shelf Registration Statement**" shall mean a "shelf" registration statement of the Operating Partnership and the Guarantors pursuant to the provisions of Section 2(b) of this Agreement which covers all of the Registrable Notes (but no other Notes unless approved by the Holders whose Registrable Notes are covered by such Shelf Registration Statement) on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**Subsidiary Guarantors**" shall mean each of (i) FelCor/CSS Holdings, L.P., a Delaware limited partnership, (ii) FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, (iii) FelCor TRS Borrower 1, L.P., a Delaware limited partnership, (iv) FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, (v) FelCor TRS Holdings, L.L.C., a Delaware limited liability company, (vi) FelCor Canada Co., a Nova Scotia unlimited liability company, (vii) FelCor/St. Paul Holdings, L.P., a Delaware limited partnership, (viii) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, (ix) FelCor Copley Plaza, L.L.C., a Delaware limited liability company, (x) FelCor St. Pete (SPE), L.L.C., a Delaware limited liability company, (xi) FelCor Esmeralda (SPE), L.L.C., a Delaware limited liability company, (xii) Los Angeles International Airport Hotel Associates, a Texas limited partnership, (xiii) Madison 237 Hotel, L.L.C., a Delaware limited liability company, (xiv) Royalton 44 Hotel, L.L.C., a Delaware limited liability company, and each other entity that becomes a Subsidiary Guarantor in accordance with the terms of the Indenture.

"**Trustee**" shall mean the trustee with respect to the Notes under the Indenture.

"**Underwritten Registration**" or "**Underwritten Offering**" shall mean a registration in which Registrable Notes are sold to an Underwriter (as hereinafter defined) for reoffering to the public.

2.   Registration Under The 1933 Act. (a) To the extent not prohibited by any applicable law or applicable interpretation of the Staff of the SEC, the Operating Partnership and the Guarantors shall cause to be filed after the Closing Date an Exchange Offer Registration Statement covering the offer by the Operating Partnership and the Guarantors to the Holders to exchange all of the Registrable Notes for Exchange Notes, use their commercially reasonable efforts to have such Registration Statement declared effective by the SEC, and to have such Exchange Offer Registration Statement remain effective until the closing of the Exchange Offer. The Operating Partnership and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement has been declared effective by the SEC and use their commercially reasonable efforts to have the Exchange Offer consummated not later than 180 days after the Closing Date. The Operating Partnership and the Guarantors shall commence the Exchange Offer by mailing the related exchange offer Prospectus and accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law:

(i)   that the Exchange Offer is being made pursuant to this Agreement and that all Registrable Notes validly tendered will be accepted for exchange;

(ii)   the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date such notice is mailed) (the "**Exchange Dates**");

(iii) that any Registrable Note not tendered will remain outstanding and continue to accrue interest in accordance with the terms of the Notes, but will not retain any rights under this Agreement;

(iv) that Holders electing to have a Registrable Note exchanged pursuant to the Exchange Offer will be required to surrender such Registrable Note, together with the enclosed letters of transmittal, to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice prior to the close of business on the last Exchange Date; and

(v) that Holders will be entitled to withdraw their election, not later than the close of business on the last Exchange Date, by sending to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice a telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Notes delivered for exchange and a statement that such Holder is withdrawing his election to have such Notes exchanged.

As soon as practicable after the last Exchange Date, the Operating Partnership shall:

(i) accept for exchange Registrable Notes or portions thereof tendered and not validly withdrawn pursuant to the Exchange Offer; and

(ii) deliver, or cause to be delivered, to the Registrar for cancellation all Registrable Notes or portions thereof so accepted for exchange by the Operating Partnership and issue, and cause the Trustee or the authenticating agent to promptly authenticate and mail to each Holder, an Exchange Note equal in principal amount to the principal amount of the Registrable Notes surrendered by such Holder.

The Operating Partnership and the Guarantors shall use their commercially reasonable efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the 1933 Act, the 1934 Act and other applicable laws and regulations in connection with the Exchange Offer. The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the Staff of the SEC. The Operating Partnership shall inform the Initial Purchasers, if requested by the Initial Purchasers, of the names and addresses of the Holders to whom the Exchange Offer is made, and the Initial Purchasers shall have the right, subject to applicable law, to contact such Holders and otherwise facilitate the tender of Registrable Notes in the Exchange Offer.

(b)   In the event that (i) the Operating Partnership determines that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated as soon as practicable after the last Exchange Date because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (ii) the Exchange Offer is not for any other reason consummated on or prior to 180 days after the Closing Date, or (iii) in the opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a Prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Notes, the Operating Partnership and the Guarantors shall cause to be filed as soon as practicable after such determination, date or notice of such opinion of counsel is given to the Operating Partnership, a Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Notes and use their commercially reasonable efforts to have such Shelf Registration Statement declared effective by the SEC. In the event the Operating Partnership and the Guarantors are required to file a Shelf Registration Statement solely as a result of the matters referred to in clause (iii) of the preceding sentence, the Operating Partnership and the Guarantors shall file and use their commercially reasonable efforts to have declared effective by the SEC both an Exchange Offer Registration Statement pursuant to Section 2(a) with respect to all Registrable Notes and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Notes held by the Initial Purchasers after completion of the Exchange Offer. The Operating Partnership and the Guarantors agree to use their commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the date that is one year after the first date on which such Shelf Registration Statement becomes effective or such earlier date when all of the Registrable Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Operating Partnership and the Guarantors further agree to supplement or amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Operating Partnership and the Guarantors for such Shelf Registration Statement or by the 1933 Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by a Holder with respect to information relating to such Holder, and to use its commercially reasonable efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as thereafter practicable. The Operating Partnership agrees to furnish to the Holders of Registrable Notes copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c)   The Operating Partnership and the Guarantors shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a) or Section 2(b). Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder's Registrable Notes pursuant to the Shelf Registration Statement.

(d)   An Exchange Offer Registration Statement pursuant to Section 2(a) hereof or a Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC; *provided*, *however*, that, if, after it has been declared effective, the offering of Registrable Notes pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Notes pursuant to such Registration Statement may legally resume. As provided for in the Indenture, in the event that the Exchange Offer is not consummated, and if a Shelf Registration Statement is required hereby, the Shelf Registration Statement is not declared effective on or prior to 180 days after the Closing Date, the interest rate on the Notes (and the Exchange Notes) will increase by 0.5% per annum until the Exchange Offer is consummated or a Shelf Registration Statement is declared effective.

(e)   Without limiting the remedies available to the Initial Purchasers and the Holders, the Operating Partnership and the Guarantors acknowledge that any failure to comply with their respective obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the respective obligations of the Operating Partnership and the Guarantors under Section 2(a) and Section 2(b) hereof.

3.   Registration Procedures. In connection with the obligations of the Operating Partnership and the Guarantors with respect to the Registration Statements pursuant to Section 2(a) and Section 2(b) hereof, the Operating Partnership and the Guarantors shall as expeditiously as possible:

(a)   prepare and file with the SEC a Registration Statement on the appropriate form under the 1933 Act, which form (x) shall be selected by the Operating Partnership and (y) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Notes by the selling Holders thereof and (z) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 hereof;

(b)   prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the 1933 Act; to keep each Prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Registrable Notes or Exchanges Notes;

(c)   in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, to counsel for the Initial Purchasers, to counsel for the Holders and to each Underwriter of an Underwritten Offering of Registrable Notes, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Notes; and the Operating Partnership and the Guarantors consent to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Notes and any such Underwriters in connection with the offering and sale of the Registrable Notes covered by and in the manner described in such Prospectus or any amendment or supplement thereto in accordance with applicable law;

(d)   use their commercially reasonable efforts to register or qualify the Registrable Notes under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Notes covered by a Registration Statement shall reasonably request in writing by the time the applicable Registration Statement is declared effective by the SEC, to cooperate with such Holders in connection with any filings required to be made with the FINRA and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Notes owned by such Holder; *provided*, *however*, that none of the Operating Partnership or any Guarantor shall be required to (i) qualify as a foreign corporation or as a broker or dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction that it is already not so subject;

(e)   in the case of a Shelf Registration, notify each Holder of Registrable Notes, counsel for the Holders and counsel for the Initial Purchasers promptly and, if requested by any such Holder or counsel, confirm such advice in writing (i) when such Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority for amendments and supplements to such Registration Statement and Prospectus or for additional information after such Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of such Registration Statement and the closing of any sale of Registrable Notes covered thereby, the representations and warranties of the Operating Partnership and the Guarantors contained in any underwriting agreement, securities sales agreement or other similar agreement, if

any, relating to the offering cease to be true and correct in any material respect or if the Operating Partnership receives any notification with respect to the suspension of the qualification of the Registrable Notes for sale in any jurisdiction or the initiation of any proceeding for such purpose, (v) of the happening of any event during the period a Shelf Registration Statement is effective such that such Registration Statement or the related Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make statements therein not misleading and (vi) of any determination by the Operating Partnership and the Guarantors that a post-effective amendment to such Registration Statement would be appropriate;

(f)   make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment and provide immediate notice to each Holder of the withdrawal of any such order;

(g)   in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(h)   in the case of a Shelf Registration, cooperate with the selling Holders of Registrable Notes to facilitate the timely preparation and delivery of certificates representing Registrable Notes to be sold and not bearing any restrictive legends and enable such Registrable Notes to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders may reasonably request at least one business day prior to the closing of any sale of Registrable Notes;

(i)   in the case of a Shelf Registration, upon the occurrence of any event contemplated by Section 3(e)(v) or (vi) hereof, use its commercially reasonable efforts to prepare and file with the SEC a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Notes, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Operating Partnership and the Guarantors agree to notify the Holders to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holders hereby agree to suspend use of the Prospectus upon receipt of such notice until the Operating Partnership and the Guarantors have amended or supplemented the Prospectus to correct such misstatement or omission;

(j)   a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus after initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel, upon request, (and, in the case of a Shelf Registration Statement, the Holders and their counsel) and make such of the representatives of the Operating Partnership and the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) available for discussion of such document, and shall not at any time file or make any amendment to the Registration Statement, any Prospectus or any amendment of or supplement to a Registration Statement or a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) shall not have previously been advised and furnished a copy or to which the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) shall reasonably object;

(k)   cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended (the "**TIA**"), in connection with the registration of the Exchange Notes or Registrable Notes, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use its commercially reasonable efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(l)   in the case of a Shelf Registration, make available for inspection by a representative of the Holders of the Registrable Notes, any Underwriter participating in any disposition pursuant to such Shelf Registration Statement, and attorneys and accountants designated by the Holders, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Company, the Operating Partnership and their subsidiaries, and cause the respective officers, directors and employees of the Operating Partnership and the Guarantors to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with a Shelf Registration Statement;

(m)   in the case of a Shelf Registration, use their commercially reasonable efforts to cause all Registrable Notes to be listed on any securities exchange or any automated system on which similar securities issued by the Operating Partnership or the Guarantors are then listed if requested by the Majority Holders, to the extent such Registrable Notes satisfy applicable listing requirements;

(n)   use their commercially reasonable efforts to cause the Exchange Notes or Registrable Notes, as the case may be, to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act);

(o)   if reasonably requested by any Holder of Registrable Notes covered by a Registration Statement in order to accurately reflect information regarding such Holder or such Holder's plan of distribution as required by such Registration Statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such required information with respect to such Holder as such Holder reasonably requests to be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Operating Partnership has received notification of the matters to be incorporated in such filing; and

(p)   in the case of a Shelf Registration, use their commercially reasonable efforts to enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority of the Registrable Notes being sold) in order to expedite or facilitate the disposition of such Registrable Notes including, but not limited to, an Underwritten Offering and in such connection, (i) to the extent possible, make such representations and warranties to the Holders and any Underwriters of such Registrable Notes with respect to the business of the Company, the Operating Partnership and their subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those contained in the Purchase Agreement), and confirm the same if and when requested, (ii) obtain opinions of counsel to the Company, the Operating Partnership and the Subsidiary Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Holders and such Underwriters and their respective counsel) addressed to each selling Holder and Underwriter of Registrable Notes covering the matters customarily covered in opinions requested in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those opinions required in the Purchase Agreement), (iii) obtain "cold comfort" letters from the independent certified public accountants of the Company and the Operating Partnership (and, if necessary, any other certified public accountant of any subsidiary of the Company or the Operating Partnership, or of any business acquired by the Company or the Operating Partnership for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each

selling Holder and Underwriter of Registrable Notes, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with Underwritten Offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Notes being sold or the Underwriters, and which are customarily delivered in Underwritten Offerings, to evidence the continued validity of the representations and warranties of the Company, the Operating Partnership and the Subsidiary Guarantors made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in an underwriting agreement.

In the case of a Shelf Registration Statement, the Operating Partnership may require each Holder of Registrable Notes to furnish to the Operating Partnership such information regarding such Holder and the proposed distribution by such Holder of such Registrable Notes as the Operating Partnership may from time to time reasonably request in writing.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Operating Partnership of the happening of any event of the kind described in Section 3(e)(v) or (vi) hereof, such Holder will forthwith discontinue disposition of Registrable Notes pursuant to a Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(i) hereof, and, if so directed by the Operating Partnership, such Holder will deliver to the Operating Partnership (at its expense) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Notes current at the time of receipt of such notice. The Operating Partnership may suspend the availability of any Shelf Registration Statement for not more than two times during any 365 day period and any such suspensions may not exceed 30 days for each suspension. If the Operating Partnership shall give any such notice to suspend the disposition of Registrable Notes pursuant to a Registration Statement, the Operating Partnership and the Guarantors shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Operating Partnership and the Guarantors shall have made available to the Holders copies of the supplemented or amended Prospectus necessary to resume such dispositions.

The Holders of Registrable Notes covered by a Shelf Registration Statement who desire to do so may sell such Registrable Notes in an Underwritten Offering; *provided* that the Company, the Operating Partnership and the Subsidiary Guarantors shall be required to use their commercially reasonable efforts to make an Underwritten Offering only upon the request of Holders of at least 25% of the Registrable Notes outstanding at the time such request is delivered to the Operating Partnership. In the case of any Underwritten Offering, the Operating Partnership shall (x) provide written notice to the Holders of all Registrable Notes of such

Underwritten Offering at least 30 days prior to the filing of a prospectus for such Underwritten Offering, (y) specify a date, which shall be no earlier than 10 days following the date of such notice, by which each such Holder must inform the Operating Partnership of its intent to participate in such Underwritten Offering and (z) include reasonable procedures that are customary to underwritten offerings of the type contemplated herein that such Holder must follow in order to participate in such Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers (each, an "**Underwriter**" and, collectively, the "**Underwriters**") that will administer the offering will be selected by the Majority Holders of the Registrable Notes included in such offering and shall be approved by the Operating Partnership, which approval shall not be unreasonably withheld.

4.   Participation of Broker-Dealers In Exchange Offer. (a) The Staff of the SEC has taken the position that any broker-dealer that receives Exchange Notes for its own account in the Exchange Offer in exchange for Notes that were acquired by such broker-dealer as a result of market-making or other trading activities (a "**Participating Broker-Dealer**"), may be deemed to be an "underwriter" within the meaning of the 1933 Act and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchanges Notes.

The Operating Partnership and the Guarantors understand that it is the Staff's position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Notes, without naming the Participating Broker-Dealers or specifying the amount of Exchange Notes owned by them, such Prospectus may be delivered by Participating Broker-Dealers to satisfy their prospectus delivery obligation under the 1933 Act in connection with resales of Exchange Notes for their own accounts, so long as the Prospectus otherwise meets the requirements of the 1933 Act.

(b)   In light of the above, notwithstanding the other provisions of this Agreement, the Operating Partnership and the Guarantors agree that the provisions of this Agreement as they relate to a Shelf Registration shall also apply to an Exchange Offer Registration to the extent, and with such reasonable modifications thereto as may be, reasonably requested by the Initial Purchasers or by one or more Participating Broker-Dealers, in each case as provided in clause (ii) below, in order to expedite or facilitate the disposition of any Exchange Notes by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above; *provided* that:

(i)   None of the Company, the Operating Partnership or any Subsidiary Guarantor shall be required to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement, as would otherwise be contemplated by Section 3(i), for a period exceeding 180 days after the last Exchange Date (as such period may be extended pursuant to the penultimate paragraph of Section 3 of this Agreement) and Participating Broker-Dealers shall not be authorized by the Operating Partnership or the Guarantors to deliver and shall not deliver such Prospectus after such period in connection with the resales contemplated by this Section 4; and

(ii) the application of the Shelf Registration procedures set forth in Section 3 of this Agreement to an Exchange Offer Registration, to the extent not required by the positions of the Staff of the SEC or the 1933 Act and the rules and regulations thereunder, will be in conformity with the reasonable request to the Operating Partnership by the Initial Purchasers or with the reasonable request in writing to the Operating Partnership by one or more broker-dealers who certify to the Initial Purchasers, the Operating Partnership and the Guarantors in writing that they anticipate that they will be Participating Broker-Dealers; and *provided further* that, in connection with such application of the Shelf Registration procedures set forth in Section 3 to an Exchange Offer Registration, the Operating Partnership and the Guarantors shall be obligated (x) to deal only with one entity representing the Participating Broker-Dealers, which shall be J.P. Morgan Securities LLC unless it elects not to act as such representative, (y) to pay the fees and expenses of only one counsel representing the Participating Broker-Dealers, which shall be counsel to the Initial Purchasers unless such counsel elects not to so act and (z) to cause to be delivered only one, if any, "cold comfort" letter with respect to the Prospectus in the form existing on the last Exchange Date and with respect to each subsequent amendment or supplement, if any, effected during the period specified in clause (i) above.

(c) The Initial Purchasers shall have no liability to the Company, the Operating Partnership or the Subsidiary Guarantors or any Holder with respect to any request that it may make pursuant to Section 4(b) above.

5. <u>Indemnification and Contribution</u>. (a) The Company, the Operating Partnership and each Subsidiary Guarantor, jointly and severally, agree to indemnify and hold harmless each Initial Purchaser, each Holder and each person, if any, who controls any Initial Purchaser or any Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is under common control with, or is controlled by, any Initial Purchaser or any Holder, from and against all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Initial Purchaser, any Holder or any such controlling or affiliated person in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Exchange Notes or Registrable Notes were registered under the 1933 Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Operating Partnership and the Guarantors shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, except insofar as such losses,

claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Initial Purchaser or any Holder furnished to the Operating Partnership and the Guarantors in writing by such Initial Purchaser or such Holder expressly for use therein. In connection with any Underwritten Offering permitted by Section 3, the Company, the Operating Partnership and each Subsidiary Guarantor will also indemnify the Underwriters, if any, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders, if requested in connection with any Registration Statement.

(b)   Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and the other selling Holders, and each of their respective directors, officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and any other selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Company, the Operating Partnership and each Subsidiary Guarantor to the Initial Purchasers and the Holders, but only with reference to information relating to such Holder furnished to the Company and the Operating Partnership in writing by such Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

(c)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or paragraph (b) above, such person (the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party does not, within a reasonable period of time after request of such indemnified party, retain counsel to represent such indemnified party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (A) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Initial Purchasers and all persons, if any, who control the Initial Purchasers within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, (B) the

reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, the Operating Partnership, the Subsidiary Guarantors, their respective directors and officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership and the Subsidiary Guarantors within the meaning of either such Section and (C) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Holders and all persons, if any, who control any Holders within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In such case involving the Initial Purchasers and persons who control the Initial Purchasers, such firm shall be designated in writing by J.P. Morgan Securities LLC. In such case involving the Holders and such persons who control Holders, such firm shall be designated in writing by the Majority Holders. In all other cases, such firm shall be designated by the Operating Partnership. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party for such fees and expenses of counsel in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (A) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (B) does not include any statements as to an admission of fault, culpability or failure to act by or on behalf of any indemnified party.

(d)   If the indemnification provided for in paragraph (a) or paragraph (b) of this Section 5 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company, the Operating

Partnership, the Subsidiary Guarantors and the Holders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Operating Partnership and the Subsidiary Guarantors or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 5(d) are several in proportion to the respective number of Registrable Notes of such Holder that were registered pursuant to a Registration Statement.

(e) The Company, the Operating Partnership, the Subsidiary Guarantors and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Notes were sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Initial Purchaser, any Holder or any person controlling any Initial Purchaser or any Holder, or by or on behalf of the Company, the Operating Partnership, the Subsidiary Guarantors, their respective officers or directors or any person controlling the Company, the Operating Partnership or the Subsidiary Guarantors, (iii) acceptance of any of the Exchange Notes and (iv) any sale of Registrable Notes pursuant to a Shelf Registration Statement.

6. Miscellaneous.

(a) Effectiveness. Notwithstanding anything to the contrary in this Agreement, the provisions of this Agreement shall not become operative until the Release Date. In the event that the Release Date does not occur prior to July 10, 2011, this Agreement shall be terminated and be of no force or effect.

(b)   <u>No Inconsistent Agreements</u>. None of the Company, the Operating Partnership or the Subsidiary Guarantors has entered into, and on or after the date of this Agreement will enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Notes in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the other issued and outstanding securities of the Company, the Operating Partnership and the Subsidiary Guarantors under any such agreements.

(c)   <u>Amendments and Waivers</u>. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Operating Partnership has obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Notes affected by such amendment, modification, supplement, waiver or consent; provided, however, that no amendment, modification, supplement, waiver or consents to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Notes unless consented to in writing by such Holder.

(d)   <u>Notices</u>. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Operating Partnership by means of a notice given in accordance with the provisions of this Section 6(d), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; and (ii) if to the Company, the Operating Partnership or the Subsidiary Guarantors initially at the Operating Partnership's address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(d).

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt is confirmed, if faxed; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the person giving the same to the Trustee, at the address specified in the Indenture.

(e)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; *provided* that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Notes in violation of the terms of the Purchase Agreement. If any transferee of any Holder shall acquire Registrable Notes, in any manner, whether by operation of law or otherwise, such Registrable Notes shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Notes such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof. The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Company, the Operating Partnership or the Subsidiary Guarantors with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

(f)   Purchases and Sales of Notes. The Company shall not, and shall use its commercially reasonable efforts to cause its affiliates (as defined in Rule 405 under the 1933 Act) not to, purchase and then resell or otherwise transfer any Notes other than Notes acquired and cancelled.

(g)   Third Party Beneficiary. The Holders shall be third party beneficiaries to the agreements made hereunder between the Company, the Operating Partnership and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder.

(h)   Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(i)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(j)   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(k)   Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FELCOR LODGING TRUST INCORPORATED

By: /s/ Allison S. Navitskas
     Name: Allison S. Navitskas
     Title: Vice President

FELCOR LODGING LIMITED PARTNERSHIP

     By: FelCor Lodging Trust Incorported,
              General Partner

By: /s/ Allison S. Navitskas
     Name: Allison S. Navitskas
     Title: Vice President

FELCOR CANADA CO.

FELCOR/CSS HOLDINGS, L.P.

> By: FelCor/CSS Hotels, L.L.C.,
> General Partner

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR/ST. PAUL HOLDINGS, L.P.

> By: FelCor/CSS Hotels, L.L.C.,
> General Partner

FELCOR ST. PETE (SPE), L.L.C.

FELCOR TRS BORROWER 1, L.L.C.

> By: FelCor TRS Borrower GP 1, L.L.C.,
> General Partner

FELCOR TRS BORROWER 4, L.L.C.

FELCOR TRS HOLDINGS, L.L.C.

LOS ANGELES INTERNATIONAL AIRPORT HOTEL ASSOCIATES, A TEXAS LIMITED PARTNERSHIP

> By: FelCor/LAX Holdings, L.P., General Partner

> > By: FelCor/LAX Hotels, L.L.C.,
> > General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

By: /s/Allison Navitskas
_____

    Name: Allison Navitskas
    Title: Vice President

Signature Page to the Registration Rights Agreement

The foregoing Registration Rights Agreement is hereby confirmed and accepted as of the date hereof by:

J.P. MORGAN SECURITIES LLC

For itself and on behalf of the several Initial Purchasers listed on Schedule A hereto

By: /s/ Meghann Dotson
    Name: Meghann Dotson
    Title: Vice President

Schedule A

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.

Exhibit 4.4

Execution Copy

FELCOR LODGING LIMITED PARTNERSHIP,
as Issuer,
FELCOR LODGING TRUST INCORPORATED
FELCOR/ST. PAUL HOLDINGS, L.P.
FELCOR/CSS HOLDINGS, L.P.
FELCOR HOTEL ASSET COMPANY, L.L.C.
FELCOR LODGING HOLDING COMPANY, L.L.C.
FELCOR CANADA CO.
FELCOR TRS HOLDINGS, L.L.C.
FELCOR TRS BORROWER 1, L.P.
FELCOR TRS BORROWER 4, L.L.C.,
as Guarantors,
FELCOR HOLDINGS TRUST
as Pledgor

AND

U.S. BANK NATIONAL ASSOCIATION,
as Trustee and Collateral Agent

Fourth Supplemental Indenture

Dated as of March 3, 2011

Supplemental Indenture to the Indenture
dated as of October 1, 2009
with respect to the
10% Senior Secured Notes due 2014

This Fourth Supplemental Indenture (this "*Fourth Supplemental Indenture*"), dated as of March 3, 2011, is by and among FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, FelCor Canada Co., a Nova Scotia unlimited liability company, FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, FelCor/CSS Holdings, L.P., a Delaware limited partnership, FelCor/St. Paul Holdings, L.P., a Delaware limited partnership, FelCor TRS Holdings, L.L.C., a Delaware limited liability company, FelCor TRS Borrower 1, L.P., a Delaware limited partnership (collectively, the "*Subsidiary Guarantors*," and together with FelCor, the "*Guarantors*"), FelCor Holdings Trust, a Massachusetts business trust as a pledgor (the "*Pledgor*"), and U.S. Bank National Association, as trustee and collateral agent under the indenture referred to below (in such capacities, the "*Trustee*" and the "*Collateral Agent*").


W I T N E S S E T H


Whereas, FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), executed and delivered to the Trustee an indenture dated as of October 1, 2009 (the "*Original Indenture*"), and pursuant to that certain Second Supplemental Indenture dated as of October 13, 2009, FelCor LP assumed all rights and obligations of Escrow Subsidiary under the Original Indenture and Escrow Subsidiary was released of all rights and obligations under the Original Indenture;

Whereas, pursuant to the Original Indenture, as amended and supplemented to date (collectively, the "*Indenture*"), FelCor LP has issued and outstanding $636,000,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the "*Notes*");

Whereas, FelCor, FelCor LP, the Subsidiary Guarantors, the Pledgor, the Trustee and the Collateral Agent desire to further amend the Indenture to clarify their original intentions with respect to limitations on Liens; and

Whereas, Section 9.01(1) of the Indenture provides that FelCor, FelCor LP, the Pledgor, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, without notice to or the consent of any Holder, to cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not adversely affect the interests of the Holders in any material respect without notice to or the consent of any Holder.

Now Therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, FelCor, FelCor LP, the Pledgor, each Subsidiary Guarantor, and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

SECTION 1.   Definitions. For all purposes of the Indenture and this Fourth Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Fourth Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

(b)   capitalized terms used but not defined in this Fourth Supplemental Indenture shall have the meanings assigned to them in the Indenture.


AMENDMENTS


SECTION 2.   Amendment to Section 4.09. Section 4.09 of the Indenture is hereby amended and restated in its entirety as follows:

"Section 4.09. *Limitations on Liens.* Neither FelCor LP nor FelCor shall, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause to exist any

Lien (except a Permitted Lien) that secures obligations under any Indebtedness (any such Lien, an "*Additional Lien*") on any asset or properties of FelCor LP or FelCor or any Restricted Subsidiary that constitutes Collateral, Additional Restricted Assets or any income or profits therefrom, or assign or convey any right to receive income therefrom, other than (i) the Notes and the Note Guarantee of any Guarantor, (ii) any Additional Pari Passu Indebtedness to the extent the incurrence of such Indebtedness is permitted under Section 4.03; provided that the foregoing shall not prohibit FelCor LP or FelCor or any Restricted Subsidiary from, directly or indirectly, creating, incurring, assuming or otherwise causing to exist any such Additional Lien with respect to any asset or property that does not constitute Collateral or Additional Restricted Assets (or any income or profits therefrom, or right to receive income therefrom)."

SECTION 3.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FOURTH SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 4.   Successors and Assigns. All agreements of FelCor, FelCor LP, the Pledgor, and the Subsidiary Guarantors in this Fourth Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this Fourth Supplemental Indenture shall bind its successors.

SECTION 5.   Separability. In case any provision of this Fourth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 6.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 7.   Counterparts. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP
a Delaware limited partnership

By: FELCOR LODGING TRUST INCORPORATED,
        as general partner

By: /s/ Allison S. Navitskas
Name: Allison S. Navitskas
Title: Vice President

FELCOR LODGING TRUST INCORPORATED
a Maryland corporation

By: /s/ Allison S. Navitskas
Name: Allison S. Navitskas
Title: Vice President

FELCOR/ST. PAUL HOLDINGS, L.P., a Delaware limited partnership

By: FelCor/CSS Hotels, L.L.C., a Delaware limited liability company and its general partner

FELCOR/CSS HOLDINGS, L.P., a Delaware limited partnership

By: FelCor/CSS Hotels, L.L.C., a Delaware limited liability company and its general partner

FELCOR HOTEL ASSET COMPANY, L.L.C., a Delaware limited liability company

FELCOR LODGING HOLDING COMPANY, L.L.C., a Delaware limited liability company

FELCOR CANADA CO., a Nova Scotia unlimited liability company

FELCOR TRS HOLDINGS, L.L.C., a Delaware limited liability company

FELCOR TRS BORROWER 1, L.P., a Delaware limited partnership

By: FELCOR TRS BORROWER GP 1, L.L.C., a Delaware limited liability company and its general partner

FELCOR TRS BORROWER 4, L.L.C., a Delaware limited liability company

By: /s/ Allison Navitskas
_____
Name: Allison Navitskas
Title: Vice President

FELCOR HOLDINGS TRUST, a Massachusetts business trust

By: /s/ Larry Mundy
_____
Name: Larry Mundy
Title: Trustee

By: /s/ Les Johnson
_____
Name: Les Johnson
Title: Trustee

U.S. BANK NATIONAL ASSOCIATION, as Trustee and as Collateral Agent

By: /s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

Exhibit 4.5

Execution Version

FELCOR LODGING LIMITED PARTNERSHIP,
as Issuer,

FELCOR LODGING TRUST INCORPORATED
FELCOR/ST. PAUL HOLDINGS, L.P.
FELCOR/CSS HOLDINGS, L.P.
FELCOR HOTEL ASSET COMPANY, L.L.C.
FELCOR LODGING HOLDING COMPANY, L.L.C.
FELCOR CANADA CO.
FELCOR TRS HOLDINGS, L.L.C.
FELCOR TRS BORROWER 1, L.P.
FELCOR TRS BORROWER 4, L.L.C.
FELCOR COPLEY PLAZA, L.L.C.
FELCOR ST. PETE (SPE), L.L.C.
FELCOR ESMERALDA (SPE), L.L.C.
LOS ANGELES INTERNATIONAL AIRPORT HOTEL ASSOCIATES,
a Texas limited partnership,
MADISON 237 HOTEL, L.L.C.
ROYALTON 44 HOTEL, L.L.C.,
as Guarantors,

FELCOR HOLDINGS TRUST
as Pledgor

AND

U.S. BANK NATIONAL ASSOCIATION,
as Trustee and Collateral Agent

Fifth Supplemental Indenture

Dated as of May 23, 2011

Supplemental Indenture to the Indenture
dated as of October 1, 2009
with respect to the
10% Senior Secured Notes due 2014

This Fifth Supplemental Indenture (this "*Fifth Supplemental Indenture*"), dated as of May 23, 2011, is by and among FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, FelCor Canada Co., a Nova Scotia unlimited liability company, FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, FelCor/CSS Holdings, L.P., a Delaware limited partnership, FelCor/St. Paul Holdings, L.P., a Delaware limited partnership, FelCor TRS Holdings, L.L.C., a Delaware limited liability company, FelCor TRS Borrower 1, L.P., a Delaware limited partnership, FelCor Copley Plaza, L.L.C., a Delaware limited liability company, FelCor St. Pete (SPE), L.L.C., a Delaware limited liability company, FelCor Esmeralda (SPE), L.L.C., a Delaware limited liability company, Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., a Delaware limited liability company, Royalton 44 Hotel, L.L.C., a Delaware limited liability company (collectively, the "*Subsidiary Guarantors*," and together with FelCor, the "*Guarantors*"), FelCor Holdings Trust, a Massachusetts business trust as a pledgor (the "*Pledgor*"), and U.S. Bank National Association, as trustee and collateral agent under the indenture referred to below (in such capacities, the "*Trustee*" and the "*Collateral Agent*").

W I T N E S S E T H

Whereas, FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), executed and delivered to the Trustee an indenture dated as of October 1, 2009 (the "*Original Indenture*"), and pursuant to that certain Second Supplemental Indenture dated as of October 13, 2009, FelCor LP assumed all rights and obligations of Escrow Subsidiary under the Original Indenture and Escrow Subsidiary was released of all rights and obligations under the Original Indenture;

Whereas, pursuant to the Original Indenture, as amended and supplemented to date (collectively, the "*Indenture*"), FelCor LP has issued and outstanding $636,000,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the "*Notes*");

Whereas, Escrow Subsidiary executed and delivered to Wilmington Trust Company, a federal savings bank, as trustee and Deutsche Bank Trust Company Americas, a New York banking corporation, as collateral agent registrar and paying agent, an indenture, dated May 10, 2011 (the "*New Indenture*"), pursuant to which Escrow Subsidiary has issued and outstanding $525,000,000 aggregate principal amount of 6.75% Senior Secured Notes due 2019 (the "*New Notes*");

Whereas, pursuant to a supplemental indenture to be entered into of even date herewith, FelCor LP will assume all rights and obligations of Escrow Subsidiary under the New Indenture; and certain subsidiaries of FelCor LP, not previously identified as Subsidiary Guarantors under the Indenture, will be required to guarantee the New Notes;

Whereas, pursuant to Section 4.07 of the Indenture, a Restricted Subsidiary (as defined in the Indenture) shall not guarantee the indebtedness of FelCor LP unless it simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary; and

Whereas, FelCor, FelCor LP, the Subsidiary Guarantors, the Pledgor, the Trustee and the Collateral Agent desire to amend the Indenture to add FelCor Copley Plaza, L.L.C., FelCor St. Pete (SPE), L.L.C., FelCor Esmeralda (SPE), L.L.C., Los Angeles International Airport Hotel Associates, a Texas limited partnership, Madison 237 Hotel, L.L.C., and Royalton 44 Hotel, L.L.C. as additional Subsidiary Guarantors (collectively, the "*New Guarantors*").

Now, **Therefore**, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, FelCor, FelCor LP, the Pledgor, each Subsidiary Guarantor, and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

SECTION 1. **Definitions**. For all purposes of the Indenture and this Fifth Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Fifth Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

(b)   capitalized terms used but not defined in this Fifth Supplemental Indenture shall have the meanings assigned to them in the Indenture.

AMENDMENTS

SECTION 2.   Addition of New Subsidiary Guarantors. The New Guarantors hereby execute this Fifth Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Subsidiary Guarantor under the Indenture, including without limitation, those set forth in Article Eleven thereof. Upon its execution hereof, each New Guarantor hereby acknowledges that it shall be a Subsidiary Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date hereof. Further, the New Guarantors hereby waive and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such New Guarantor under its Subsidiary Guarantee.

SECTION 3.   New York Law to Govern. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIFTH SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 4.   The Trustee. The shall not be responsible in any manner whatsoever for or in any respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recital contained herein, all of which recitals are made solely by FelCor, FelCor LP and the Subsidiary Guarantors.

SECTION 5.   Successors and Assigns. All agreements of FelCor, FelCor LP, the Pledgor, and the Subsidiary Guarantors in this Fifth Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this Fifth Supplemental Indenture shall bind its successors.

SECTION 6.   Separability. In case any provision of this Fifth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 7.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 8.   Counterparts. The parties may sign any number of copies of this Fifth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
          General Partner

By: /s/ Allison S. Navitskas
          Allison S. Navitskas
          Vice President and Assistant Secretary

FELCOR LODGING TRUST INCORPORATED

By: /s/ Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President, General Counsel and Secretary

FELCOR/ST. PAUL HOLDINGS, L.P.

By: FelCor/CSS Hotels, L.L.C.,
       General Partner

FELCOR/CSS HOLDINGS, L.P.

By: FelCor/CSS Hotels, L.L.C.,
       General Partner

FELCOR HOTEL ASSET COMPANY, L.L.C.

FELCOR LODGING HOLDING COMPANY, L.L.C.

FELCOR CANADA CO.

FELCOR TRS HOLDINGS, L.L.C.

FELCOR TRS BORROWER 1, L.P.

By: FELCOR TRS BORROWER GP 1, L.L.C.,
       General Partner

FELCOR TRS BORROWER 4, L.L.C.

FELCOR COPLEY PLAZA, L.L.C.

FELCOR ST. PETE (SPE), L.L.C.

FELCOR ESMERALDA (SPE), L.L.C.

**LOS ANGELES INTERNATIONAL AIRPORT ASSOCIATES,
A TEXAS LIMITED PARTNERSHIP**

    By: FelCor/LAX Holdings, L.P.,
           General Partner

        By: FelCor/LAX Hotels, L.L.C.,
              General Partner

MADISON 237 HOTEL, L.L.C.

ROYALTON 44 HOTEL, L.L.C.

By: /s/ Jonathan H. Yellen
       Jonathan H. Yellen
       Executive Vice President, General Counsel and Secretary

FELCOR HOLDINGS TRUST

By: /s/ Lester C. Johnson
Name: Lester C. Johnson
Title: Trustee

By: /s/ Larry Mundy
Name: Larry Mundy
Title: Trustee

U.S. BANK NATIONAL ASSOCIATION,
as Trustee and as Collateral Agent

By: /s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

Exhibit 10.1

IN CONSULTATION WITH LOCAL COUNSEL IN [   ],
THIS INSTRUMENT WAS PREPARED BY
AND, ONCE FILED, RETURN TO:

Athy A. Mobilia, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, NY 10005

(Space above this line for recording purposes only.)

[_____] and
[_____]
together, as mortgagor

to

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Collateral Agent, as mortgagee

**[FEE AND] LEASEHOLD MORTGAGE, ASSIGNMENT OF LEASES AND RENTS,
SECURITY AGREEMENT AND FIXTURE FILING**

[Maximum Principal Indebtedness For _____ Recording Tax Purposes is $_____]

COLLATERAL INCLUDES FIXTURES

Dated:	As of [ ] ___, 2011
Effective:	May [23], 2011
Location:	[_____]
	[_____]
County:	[_____]

TABLE OF CONTENTS

ARTICLE 5

FURTHER ASSURANCES

ARTICLE 6

DUE ON SALE/ENCUMBRANCE

ARTICLE 7

PREPAYMENT; RELEASE OF PROPERTY

ARTICLE 8

DEFAULT

ARTICLE 9

RIGHTS AND REMEDIES UPON DEFAULT

ARTICLE 10

INDEMNIFICATIONS

ARTICLE 11

WAIVERS AND OTHER MATTERS

ARTICLE 12

CROSS-COLLATERALIZATION

ARTICLE 13

MORTGAGEE AND NOTICES

ARTICLE 14

APPLICABLE LAWS

ARTICLE 15

MISCELLANEOUS PROVISIONS

ARTICLE 16

THIRD PARTY GRANTOR PROVISIONS

ARTICLE 17

STATE SPECIFIC PROVISIONS

[EXHIBIT [A/B]: LEGAL DESCRIPTION OF [FEE] LAND]
[EXHIBIT [A/B]: DESCRIPTION OF [   ] GROUND LEASE]
[EXHIBIT [B/C]: DESCRIPTION OF [   ] GROUND LEASE]

SCHEDULE I: MAJOR LEASE

**[FEE AND] LEASEHOLD MORTGAGE, ASSIGNMENT OF LEASES AND RENTS,
SECURITY AGREEMENT AND FIXTURE FILING**

THIS [FEE AND] LEASEHOLD MORTGAGE, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING (this "**Security Instrument**") is entered into this [__] day of [_____], 2011 to be effective as of [__] day of [_____], 2011, to be effective as of May [17], 2011 (the "**Effective Date**"), by [_____] a [_____] [_____] ("**Owner**"), and [_____], a [_____] [_____] ("**Operator**") (Owner and Operator are collectively and together with their permitted successors and assigns, individually or collectively (as the context requires) referred to herein as "**Mortgagor**"), whose address is c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel, as mortgagor, to **DEUTSCHE BANK TRUST COMPANY AMERICAS** ("**Deutsche Bank**"), as Collateral Agent ("**Collateral Agent**") under the Indenture for its benefit and the benefit of the Secured Parties (as hereinafter defined) (Collateral Agent, in such capacity, together with its successors and assigns, "**Mortgagee**"), whose address is 60 Wall Street, MS NYC60-2710, New York, New York 10005, Attn: Corporates Deal Team Manager-FelCor Lodging, as mortgagee.

RECITALS:

A.   Pursuant to (i) that certain Indenture, dated as of May 10, 2011 (the "**Original Indenture**"), among FelCor Escrow Holdings, L.L.C., a Delaware limited liability company (a wholly-owned subsidiary of FelCor Lodging Limited Partnership, a Delaware limited partnership (the "**Partnership**") (the "**Issuer**"), Wilmington Trust Company, as trustee (in such capacity, together with its successors and assigns, the "**Indenture Trustee**"), the Collateral Agent and Deutsche Bank, in its capacities as registrar and paying agent, and (ii) that certain Purchase Agreement dated April 26, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "**Purchase Agreement**") among the Issuer, the Partnership, FelCor Lodging Trust Incorporated, a Maryland corporation ("**FelCor**", and together with the Partnership, the "**Companies**"), certain subsidiaries of the Companies party thereto, and J.P. Morgan Securities LLC, for itself and as representative of those certain parties named in Schedule I thereto (collectively, the "**Initial Purchasers**"), the Issuer has issued or will issue $525,000,000.00 aggregate principal amount of its 6.75% Senior Secured Notes due 2019 (the "**2019 6.75% Senior Secured Notes**"; together with any additional Notes and the Exchange Notes (as Notes and Exchange Notes are defined in the Indenture) issued pursuant to the Indenture from time to time, collectively, the "**Indenture Notes**") upon the terms and subject to the conditions set forth therein.

B.   Pursuant to that certain First Supplemental Indenture to the Indenture dated as of the Effective Date (the "**First Supplemental Indenture**"; the Original Indenture, as modified by the First Supplemental Indenture. and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the "**Indenture**") by and among the Issuer, the Partnership, FelCor, the Subsidiary Guarantors (as defined in the Indenture), the Indenture Trustee, the Collateral Agent and Deutsche Bank, in its capacities as registrar and paying agent, the Partnership has assumed the rights and obligations of the Issuer under the Indenture and the Subsidiary Guarantors guaranteed the Indenture Notes and certain of the Partnership's obligations under the Indenture in accordance with the terms set forth therein.

C.   The Companies own, directly or indirectly, 100% of the issued and outstanding ownership interests in Mortgagor.

D.   The Mortgagee has been appointed to serve as Collateral Agent under the Indenture and, in such capacity, to enter into this Security Instrument.

E.   Mortgagor and the Companies are part of a group of related companies, and Mortgagor has received and/or expects to receive substantial direct and indirect benefit from the proceeds of the Indenture Notes issued pursuant to the Indenture (which benefits are hereby acknowledged) and is, therefore, willing to enter into this Security Instrument.

F.   It is a condition to the obligations of the (x) Initial Purchasers to purchase the 2019 6.75% Senior Secured Notes under the Purchase Agreement and (y) the Mortgagee to enter into the Indenture, that the Mortgagor

shall have executed and delivered this Security Instrument to the Mortgagee for its own benefit and for the benefit of the Secured Parties.

G. The Mortgagor is entering into this Security Instrument to create a lien on and a security interest in the Property (as hereinafter defined) and to secure the performance and payment of the Secured Obligations (as hereinafter defined).

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Mortgagor hereby covenants and agrees with the Mortgagee as follows:

ARTICLE 1

DEFINED TERMS

Section 1.1. DEFINED TERMS. The following terms in this Security Instrument shall have the following meanings:

"**Accounts Receivable**" shall have the meaning assigned to such term in ***Section 2.1(p)*** hereof.

"**Applicable Laws**" shall mean all existing and future federal, state and local laws, orders, ordinances, governmental rules and regulations and court orders applicable in the jurisdiction in which the Property is located.

"**Affiliate**" shall have the meaning assigned to such term in the Indenture.

"**attorneys' fees**", "**legal fees**" and "**counsel fees**" shall include any and all attorneys', paralegal and law clerk fees and disbursements, including, but not limited to, fees and disbursements at the pre-trial, trial and appellate levels incurred or paid by any Secured Party in protecting its interest in the Property, the Leases and the Rents and enforcing its rights hereunder.

"**Awards**" shall have the meaning assigned to such tern in ***Section 2.1(j)*** hereof.

"**Bankruptcy Code**" shall have the meaning assigned to such term in ***Section 2.1(g)*** hereof.

"**Business Day**" shall have the meaning assigned to such term in the Indenture.

"**Collateral**" shall have the meaning assigned to such term in ***Section 2.6*** hereof.

"**Collateral Agent**" shall have the meaning assigned to such term in the preamble hereto and shall include any successors and assigns.

"**Collateral Documents**" shall have the meaning assigned to such term in the Indenture.

"**Creditors Rights Laws**" shall have the meaning assigned to such term in ***Section 2.1(h)*** hereof.

"**Credit Parties**" shall mean, collectively, the Companies and the Subsidiary Guarantors.

"**Default Rate**" shall have the meaning assigned to such term in ***Section 9.3*** hereof.

"**Event of Default**" shall have the meaning assigned to such term in ***Section 8.1*** hereof.

"**Event of Loss**" shall have the meaning assigned to such term in the Indenture.

"**[Fee] Land**" shall have the meaning assigned to such term in ***Section 2.1[(a)]*** hereof.

["**Fee Owner**"] shall have the meaning assigned to such term in *Section 2.1[(b)]* hereof.

"**FelCor**" shall have the meaning assigned to such term in the recitals hereto.

["**Franchise Agreement**" shall mean that certain [franchise agreement] dated as of [   ], [   ], between [   ] and Operator, as may be amended, restated, supplemented or otherwise modified from time to time.]

["**Franchisor**" shall mean [INSERT NAME OF FRANCHISOR, AS APPLICABLE], in its capacity as [Franchisor] under the Franchise Agreement, and shall include any successors and assigns pursuant thereto.]

["**Ground Leasehold Estate**"] shall have the meaning assigned to such term in *Section 2.1[(b)]* hereof.

["**Ground Lease**"] shall have the meaning assigned to such term in *Section 2.1[(b)]* hereof.

"**Improvements**" shall have the meaning assigned to such term in *Section 2.1(d)* hereof.

"**Indemnified Party**" means, individually or collectively, as the context may require, Collateral Agent, the Secured Parties, the Initial Purchasers and any Person (a) who is or will have been involved in the origination of the Secured Obligations, (b) whose name the encumbrance created by this Security Instrument is or will have been recorded or (c) who may hold or acquire or will have held a full or partial interest in the Indenture Notes, as well as the respective directors, officers, shareholders, partners, members, employees, agents, servants, representatives, contractors, subcontractors, Affiliates, subsidiaries, participants, successors and assigns of any and all of the foregoing.

"**Indenture**" shall have the meaning assigned to such term in the recitals hereto.

"**Indenture Notes**" shall have the meaning assigned to such term in the recitals hereto.

"**Indenture Trustee**" shall have the meaning assigned to such term in the recitals hereto.

"**Initial Purchasers**" shall have the meaning assigned to such term in the recitals hereto.

"**Instrument**" shall have the meaning assigned to such term in the Uniform Commercial Code.

"**Insurance Proceeds**" shall have the meaning assigned to such term in *Section 2.1[(i)]* hereof.

"**Issuer**" shall have the meaning assigned to such term in the recitals hereto.

["**Land**"] shall have the meaning assigned to such term in *Section 2.1[(b)]* hereof.

["**Leasehold Land**"] shall have the meaning assigned to such term in *Section 2.1[(b)]* hereof.

"**Leases**" shall have the meaning assigned to such term in *Section 2.1(h)* hereof.

"**Losses**" shall have the meaning assigned to such term in the Indenture.

"**Lien**" shall have the meaning assigned to such term in the Indenture.

"**Major Lease**" means: (a) the Operating Lease, and (b) those Leases as set forth on **Schedule I** attached hereto, and any amendment, supplement, modification or replacement thereof; and (c) any instrument guaranteeing or providing credit support for any Major Lease.

"**Management Agreement**" shall mean that certain [management agreement] dated as of [   ], [   ], between [   ] and Operator, as may be amended, restated, supplemented or otherwise modified from time to time.]

["**Manager**"] shall mean [INSERT NAME OF MANAGER, AS APPLICABLE], in its capacity as [Manager] under the Management Agreement, and shall include any successors and assigns pursuant thereto.

"**Material Adverse Effect**" means (a) a material adverse effect upon the condition, financial or otherwise, business, prospects, net worth or results of operations of the Mortgagor, Companies, and the Subsidiaries, taken as a whole, (b) a material impairment of the rights and remedies of Mortgagee or any Secured Party under any Note Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Credit Party of any Note Document to which it is a party.

"**Mortgagee**" shall have the meaning assigned to such term in the preamble hereto and shall include any successors and assigns.

"**Mortgagor**" shall have the meaning assigned to such term in the preamble hereto and shall include any successors and assigns.

"**Net Loss Proceeds**" shall have the meaning assigned to such term in the Indenture.

"**Note Documents**" shall mean the Indenture Notes, the Indenture, the Collateral Documents and any other documents or instruments entered into in connection with the foregoing.

"**Operating Lease**" shall have the meaning assigned to such term in *Section 2.1[(g)]* hereof.

"**Operating Leasehold Estate**" shall have the meaning assigned to such term in *Section 2.1[(g)]* hereof.

"**Operator**" shall have the meaning assigned to such term in the preamble hereto.

"**Original Indenture**" shall have the meaning assigned to such term in the recitals hereto.

"**Other Charges**" shall mean any and all present and future real estate, property and other taxes, assessments and special assessments, levies, fees, all water and sewer rents and charges and all other governmental charges imposed upon or assessed against, and all claims (including, without limitation, claims for landlords', carriers', mechanics', workmens', repairmens', laborers', materialmens', suppliers' and warehousemens' Liens and other claims arising by operation of law), judgments or demands against, all or any portion of the Property or other amounts of any nature which, if unpaid, might result in, or permit the creation of, a Lien on the Property or which might result in foreclosure of all or any portion of the Property.

"**Other Mortgages**" shall have the meaning assigned to such term in *Section 12.1* hereof.

"**Other Properties**" shall have the meaning assigned to such term in *Section 12.1* hereof.

"**Owner**" shall have the meaning assigned to such term in the preamble hereto.

"**Partnership**" shall have the meaning assigned to such term in the recitals hereto.

"**Permitted Liens**" shall have the meaning assigned to the term "Permitted Collateral Encumbrances" in Section 4.23(c)(ii) of the Indenture.

"**Person**" shall have the meaning assigned to such term in the Indenture.

"**Personal Property**" shall have the meaning assigned to such term in *Section 2.1(f)* hereof.

"**Pledge Agreement**" shall have the meaning assigned to such term in the Indenture.

"**Proceeds**" shall have the meaning assigned to such term in the Uniform Commercial Code .

"**Property**" shall have the meaning assigned to such term in *Section 2.1* hereof.

"**Purchase Agreement**" shall have the meaning assigned to such term in the recitals hereto.

"**Recorder**" shall mean [   ].

"**Renewal Lease**" shall have the meaning assigned to such term in *Section 4.3(b)* hereof.

"**Rents**" shall have the meaning assigned to such term in *Section 2.1[(h)]* hereof.

["**Secured Amount**" shall have the meaning assigned to such term in *Section 3.5* hereof.]

"**Security Instrument**" shall have the meaning assigned to such term in the preamble hereto.

"**Secured Obligations**" shall have the meaning assigned to such term in the Pledge Agreement.

"**Secured Parties**" shall have the meaning assigned to such term in the Pledge Agreement.

"**State**" shall mean the State in which the Land is located.

"**Tangible Chattel Paper**" shall have the meaning assigned to such term in the Uniform Commercial Code.

"**Taxes**" shall have the meaning assigned to such term in *Section 4.2* hereof.

"**Tenant**" shall mean any tenant, lessee, sublessee, franchisee, licensee, grantee or obligee, as applicable.

"**Third Party Borrower**" shall have the meaning assigned to such term in *Section 19.1* hereof.

"**Uniform Commercial Code**" means the Uniform Commercial Code as in effect from time to time in the state in which the Property is located; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Mortgagee's security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the state in which the Property is located, the term "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

"**Work Charge**" shall have the meaning assigned to such term in *Section 4.5(a)* hereof.

All capitalized terms used herein but not defined herein shall have the meaning assigned to such terms in the Indenture. The rules of construction set forth in Section 1.03 of the Indenture shall be applicable to this Security Instrument mutatis mutandis. Unless the context clearly indicates a contrary intent or unless otherwise specifically provided herein, words used in this Security Instrument may be used interchangeably in singular or plural form.

ARTICLE 2

GRANTS OF SECURITY

Section 2.1. PROPERTY MORTGAGED. Pursuant to the terms of *Sections 2.2, 2.6* and *2.8* below, in order to secure the due and punctual payment and performance of all of the Secured Obligations for the benefit of the Secured Parties, Mortgagor does hereby irrevocably MORTGAGE, GRANT, BARGAIN, SELL, PLEDGE, ASSIGN, WARRANT, TRANSFER and CONVEY, subject to the Permitted Liens, to Mortgagee, and does hereby grant a security interest in and lien upon all of the following property, rights, interests, and estates now owned or hereafter acquired by Mortgagor (collectively, the "**Property**"), subject to the Permitted Liens, if any:

(a)   Land. The fee interest in the real property described in **Exhibit A** attached hereto and made a part hereof (collectively, the "**[Fee] Land**");]

(b)   Ground Lease. [That/Those] certain ground lease[s] as more particularly described on **Exhibit [A/B]** [and **Exhibit [B/C]**] attached hereto (as amended, restated, supplemented or otherwise modified from time to time, [individually and collectively, as the context may require,] the "**Ground Lease**"), and the leasehold estate[s] created thereby (the "**Ground Leasehold Estate**") in the real property described in the Ground Lease [and described [respectively] in **Exhibit [A/B]** [and **Exhibit [B/C]**] attached hereto ([collectively,] the "**[Leasehold] Land**", [the Leasehold Land and the Fee Land are sometimes referred to herein collectively as, the "**Land**")], including any and all credits, deposits, options, proceeds, privileges and rights of Owner as tenant under the Ground Lease, including, but not limited to, the right, if any, to renew or extend the Ground Lease for succeeding term or terms, and also including all the right, title, claim or demand whatsoever of Owner either in law or in equity, in possession or expectancy, of, in and to Owner's right, as tenant under the Ground Lease, to elect under Section 365(h)(1) of the Bankruptcy Code to terminate or treat the Ground Lease as terminated or to consent to the transfer of the interest of lessor under the Ground Lease (together with any future owners(s) of the lessor's interest in the Ground Lease, collectively, the "**Fee Owner**") in the Leasehold Land and the Improvements (as hereinafter defined) free and clear of the Ground Lease under Section 363 of the Bankruptcy Code in the event (i) of the bankruptcy, reorganization or insolvency of the Fee Owner, and (ii) (A) the rejection of the Ground Lease by the Fee Owner, as debtor in possession, or by a trustee for the Fee Owner, pursuant to Section 365 of the Bankruptcy Code or (B) any attempt by the Fee Owner, as debtor in possession, or by a trustee for the Fee Owner, to transfer the Fee Owner's interest in the Leasehold Land and the Improvements under Section 363 of the Bankruptcy Code.]

(c)   Additional Land. All additional lands, estates and development rights hereafter acquired by Mortgagor for use in connection with the Land and the development of the Land and all additional lands and estates therein which may, from time to time, by supplemental mortgage or otherwise be expressly made subject to the Lien of this Security Instrument;

(d)   Improvements. The buildings, structures, fixtures, additions, enlargements, extensions, modifications, repairs, replacements and improvements of every kind or description now or hereafter attached, erected or located on the Land, including, without limitation, (i) all attachments, railroad tracks, foundations, sidewalks, drives, roads, curbs, streets, ways, alleys, passages, passageways, sewer rights, parking areas, driveways, fences and walls and (ii) all materials now or hereafter located on the Land intended for the construction, reconstruction, repair, replacement, alteration, addition or improvement of or to such buildings, fixtures, structures and improvements, all of which materials shall be deemed to be part of the Improvements (as defined herein) immediately upon delivery thereof on the Land and to be part of the Improvements immediately upon their incorporation therein (collectively, the "**Improvements**");

(e)   Easements. All easements, rights-of-way or use, rights, strips and gores of land, streets, ways, alleys, passages, sewer rights, water, water courses, water rights and powers, air rights and development rights, and all estates, rights, titles, interests, privileges, liberties, servitudes, tenements, hereditaments and appurtenances of any nature whatsoever, in any way now or hereafter belonging, relating or pertaining to the Land and the Improvements, including, but not limited to, the reversions and remainders, and all land lying in the bed of any street, road or avenue, opened or proposed, in front of or adjoining the Land, to the center line thereof and all the estates, rights, titles, interests, dower and rights of dower, curtesy and rights of curtesy, property, possession, claim and demand whatsoever, both at law and in equity, of Mortgagor of, in and to the Land and the Improvements, and every part and parcel thereof, with the appurtenances thereto;

(f)   Fixtures and Personal Property. All machinery, apparatus, equipment, fittings, fixtures (including, but not limited to, all heating, air-conditioning, plumbing, lighting, communications and elevator fixtures, inventory and goods), inventory and articles of personal property and accessions thereof and renewals, replacements thereof and substitutions therefor (including, but not limited to, beds, bureaus, chiffonniers, chests, chairs, desks, lamps, mirrors, bookcases, tables, rugs, carpeting, drapes, draperies, curtains, shades, venetian blinds, screens, paintings, hangings, pictures, divans, couches, luggage carts, luggage racks, stools, sofas, chinaware, linens, pillows, blankets, glassware, silverware, food carts, cookware, dry cleaning facilities, dining room wagons, keys or other entry systems, bars, bar fixtures, liquor and other drink dispensers, icemakers, radios, television sets, intercom and paging equipment, electric and electronic equipment, dictating equipment, private telephone systems, medical equipment,

potted plants, heating, lighting and plumbing fixtures, fire prevention and extinguishing apparatus, cooling and air-conditioning systems, elevators, escalators, fittings, plants, apparatus, stoves, ranges, refrigerators, laundry machines, tools, machinery, engines, dynamos, motors, boilers, incinerators, switchboards, conduits, compressors, vacuum cleaning systems, floor cleaning, waxing and polishing equipment, call systems, brackets, electrical signs, bulbs, bells, ash and fuel, conveyors, cabinets, lockers, shelving, spotlighting equipment, dishwashers, garbage disposals, washers and dryers), other customary hotel equipment and other tangible property of every kind and nature whatsoever owned by Mortgagor, or in which Mortgagor has or shall have an interest, now or hereafter located upon the Land and the Improvements, or appurtenant thereto, or usable in connection with the present or future operation and occupancy of the Land and the Improvements and all building equipment, materials and supplies of any nature whatsoever owned by Mortgagor, or in which Mortgagor has or shall have an interest, now or hereafter located upon the Land or the Improvements, or appurtenant thereto, or usable in connection with the present or future operation and occupancy of the Land and the Improvements (hereinafter collectively called the "**Personal Property**"), and the right, title and interest of Mortgagor in and to any of the Personal Property which may be subject to any security interests, as defined in the Uniform Commercial Code, or equipment leases superior in priority to the Lien of this Security Instrument and all proceeds and products of all of the above;

(g) Operating Lease. That certain Lease Agreement dated as of [DESCRIPTION OF OPERATING LEASE BETWEEN OWNER AND OPERATOR AND ALL AMENDMENTS THEREOF TO BE INSERTED] (as amended, assigned, and extended and in effect from time to time, the "**Operating Lease**"), and the leasehold estate created thereby (the "**Operating Leasehold Estate**"), including all assignments, modifications, extensions and renewals from time to time of the Operating Lease and all credits, deposits, options, privileges and rights of Operator as tenant under the Operating Lease, including, but not limited to, rights of first refusal, if any, and the right, if any, to renew or extend the Operating Lease for a succeeding term or terms, and also including all the right title, claim or demand whatsoever of Operator either in law or in equity, in possession or expectancy, of, in and to Operator's rights, as tenant under the Operating Lease, to elect under Section 365(h)(1) of the Bankruptcy Code, Title 11 U.S.C.A. § 101 *et seq.* (the "**Bankruptcy Code**") to terminate or treat the Operating Lease as terminated in the event (i) of the bankruptcy, reorganization or insolvency of the lessor thereunder, and (ii) the rejection of the Operating Lease by the lessor thereunder, as debtor in possession, or by a trustee for the lessor thereunder, pursuant to Section 365 of the Bankruptcy Code;

(h) Leases and Rents. All leases, subleases, rental agreements, tenancies, occupancy or concession agreements, registration cards and agreements, if any, and other agreements whether or not in writing affecting the use, enjoyment or occupancy of the Land and/or the Improvements heretofore or hereafter entered into (including, without limitation, the Operating Lease) and all extensions, amendments and modifications thereto, whether before or after the filing by or against Mortgagor of any petition for relief under Creditor's Rights Laws (defined below) (collectively, the "**Leases**"), and all right, title and interest of Mortgagor, its successors and assigns therein and thereunder, including, without limitation, any guaranties of the lessees' obligations thereunder, cash, guaranty agreements, letters of credit, bonds, sureties or securities deposited thereunder to secure the performance by the lessees of their obligations thereunder and all rents, additional rents, revenues, issues, registration fees, advance rental payments, payments incident to assignment, sublease or surrender of a Lease, claims for forfeited deposits and claims for damages, now due or hereafter to become due, with respect to any Lease, any indemnification against, or reimbursement for, sums paid and costs and expenses incurred by the Mortgagor under any Lease or otherwise, and any award in the event of the bankruptcy of any Tenant under or guarantor of a Lease, if any, and profits (including all oil and gas or other mineral royalties and bonuses and all rents, revenues, bonus money, royalties, rights and benefits accruing to Mortgagor under all present and future oil, gas and mineral leases on any parts of the Land and the Improvements) from the Land and the Improvements, all income, rents, room rates, issues, profits, revenues, deposits, accounts and other benefits from the operation of the hotel on the Land and/or the Improvements, including, without limitation, all revenues and credit card receipts collected from guest rooms, restaurants, bars, mini-bars, meeting rooms, banquet rooms and recreational facilities and otherwise, all receivables, customer obligations, installment payment obligations and other obligations now existing or hereafter arising or created out of sale, lease, sublease, license, concession or other grant of the right of the possession, use or occupancy of all or any portion of the Land and/or Improvements, or personalty located thereon, or rendering of services by Mortgagor or any operator or manager of the hotel or the commercial space located in the Improvements or acquired from others, including, without limitation, from the rental of any office space, retail space, commercial space, guest room or other space, halls, stores or offices, including any deposits securing reservations of such space, exhibit or sales space of every kind, license, lease, sublease and concession fees and rentals, health club membership fees, food and beverage

wholesale and retail sales, service charges, vending machine sales and proceeds, if any, from business interruption or other loss of income insurance relating to the use, enjoyment or occupancy of the Land and/or the Improvements whether paid or accruing before or after the filing by or against Mortgagor of any petition for relief under Creditors Rights Laws (the "**Rents**"), and all proceeds from the sale or other disposition of the Leases and the right to receive and apply the Rents to the payment of the Secured Obligations. As used herein, the term "**Creditors Rights Laws**" shall mean any existing or future laws of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to its debts or debtors;

(i) Insurance Proceeds. All insurance proceeds and any unearned premiums on and in respect of the Property under any insurance policies covering the Property whether or not required by this Security Instrument, the Indenture or any other Notes Documents, including, without limitation, the right to receive and apply the proceeds of any insurance, judgments, or settlements made in lieu thereof, for damage to the Property (collectively, the "**Insurance Proceeds**");

(j) Condemnation Awards. All condemnation awards or payments, including interest thereon, which may heretofore and hereafter be made with respect to the Property by reason of any taking or condemnation, whether from the exercise of the right of eminent domain (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of the right) (collectively, the "**Awards**");

(k) [Reserved.]

(l) Tax Certiorari. All refunds, rebates or credits in connection with reduction in real estate taxes and assessments charged against the Property as a result of tax certiorari or any applications or proceedings for reduction;

(m) Rights. The right, in the name and on behalf of Mortgagor, to appear in and defend any action or proceeding brought with respect to the Property and to commence any action or proceeding to protect the interest of Mortgagee or Secured Parties in the Property;

(n) Agreements. All other agreements, management agreements, operating agreements, franchise agreements, license agreements, contracts, certificates, chattel paper (whether tangible or electronic), instruments, franchises, permits, licenses, plans, specifications and other documents (including electronic documents), now or hereafter entered into, and all rights therein and thereto, respecting or pertaining to the use, occupation, construction, management or operation of any part of the Land and Improvements or any business or activity conducted on any part of the Land and Improvements, including, but not limited to, the Management Agreement [and Franchise Agreement] and any and all agreements executed in connection therewith, and all right, title and interest of Mortgagor therein and thereunder, including, without limitation, all reserves, deferred payments, deposits, and refunds of every kind, nature or character relating thereto, and the right, during the occurrence of any Event of Default, to receive and collect any sums payable to Mortgagor thereunder;

(o) Intangibles. All trade names, trademarks, service marks, logos, copyrights, goodwill, books and records, tenant or guest lists, advertising materials, telephone exchange numbers identified in such materials, and all other general intangibles relating to or used in connection with the operation of the Land, the Improvements and the Personal Property;

(p) Mortgagor Accounts. All right, title and interest of Mortgagor, if any, arising from the operation of the Land and the Improvements in and to all payments for goods or property sold, leased or occupied or for services rendered, whether or not yet earned by performance, and not evidenced by an instrument or chattel paper (hereinafter referred to as "**Accounts Receivable**"), including, without limiting the generality of the foregoing, (i) all accounts, contract rights, book debts, and notes arising from the operation of a hotel on the Land and the Improvements or arising from the sale, lease or exchange of goods or other property and/or the performance of services, (ii) Mortgagor's rights to payment from any consumer credit/charge card organization or entities which sponsor and administer such cards, such as the American Express Card, the Visa Card and the MasterCard or other similar credit cards, (iii) Mortgagor's rights in, to and under all purchase orders for goods, services or other property, (iv) Mortgagor's rights to any goods, services or other property represented by any of the foregoing, (v) monies due

to or to become due to Mortgagor under all contracts for the sale, lease or exchange of goods or other property and/ or the performance of services including the right to payment of any interest or finance charges in respect thereto (whether or not yet earned by performance on the part of Mortgagor) and (vi) all collateral security and guaranties of any kind given by any Person with respect to any of the foregoing. Accounts Receivable shall include those now existing or hereafter created, substitutions therefor, proceeds (whether cash or non-cash, movable or immovable, tangible or intangible) received upon the sale, exchange, transfer, collection or other disposition or substitution thereof and any and all of the foregoing and proceeds therefrom;

(q)   Security Interests. All right, title and interest of the Owner and Operator under the Operating Lease as secured party in the personal property and collateral pursuant to any security interest granted by lessees or by operation of Applicable Laws thereunder;

(r)   Miscellaneous. To the extent not set forth in this *Section 2.1*, the Collateral defined in *Section 2.6* below;

(s)   Proceeds. All proceeds of any of the foregoing items set forth in *subsections (a)* through *(r)* above, including, without limitation, Insurance Proceeds, Awards which may at any time be converted into cash or liquidation claims; and

(t)   Other Rights. Any and all other rights of Mortgagor in and to the items set forth in *subsections (a)* through *(s)* above.

Section 2.2.   ASSIGNMENT OF LEASES AND RENTS. (a) Mortgagor hereby absolutely and unconditionally assigns, transfers, and sets over to Mortgagee all of Mortgagor's right, title and interest in and to all current and future Leases and Rents and the right, subject to Applicable Laws, to collect all sums payable to the Mortgagor thereunder and apply the same as the Mortgagee may, in its sole discretion, determine to be appropriate to protect the security afforded by this Security Instrument (including the payment of reasonable costs and expenses in connection with the maintenance, operation, improvement, insurance, taxes and upkeep of the Property), which is not conditioned upon the Mortgagee being in possession of the Land; it being intended by Mortgagor that this assignment constitutes a present, absolute, effective, irrevocable and complete assignment and not an assignment for additional security only. Subject to the terms of *Section 9.1(i)* of this Security Instrument, Mortgagee grants to Mortgagor a revocable license to (i) collect, receive, use and enjoy the Rents and Mortgagor shall hold the Rents, or a portion thereof sufficient to discharge all current sums due on the Secured Obligations, for use in the payment of such sums, and (ii) enforce the terms of the Leases. The foregoing license shall not be revoked until the occurrence and during the continuance of an Event of Default in accordance with *Section 9.1(i)* of this Security Instrument.

(b)   The Mortgagor acknowledges that the Mortgagee has taken all reasonable actions necessary to obtain, and that upon recordation of this Security Instrument the Mortgagee shall have, to the extent permitted under Applicable Laws, a valid and fully perfected, first priority, present assignment of the Rents arising out of the Leases and all security for such Leases, subject to the Permitted Liens, and in the case of security deposits, rights of depositors as required under Applicable Laws. The Mortgagor acknowledges and agrees that upon recordation of this Security Instrument, the Mortgagee's interest in the Rents shall be deemed to be fully perfected, "choate" and enforced as to the Mortgagor and all third parties, including, without limitation, any subsequently appointed trustee in any case under the Bankruptcy Code, without the necessity of commencing a foreclosure action with respect to this Security Instrument, making formal demand for the Rents, obtaining the appointment of a receiver or taking any other affirmative action.

(c)   Without limitation of the absolute nature of the assignment of the Rents hereunder, the Mortgagor and the Mortgagee agree that (a) this Security Instrument shall constitute a "security agreement" for purposes of Section 552(b) of the Bankruptcy Code, (b) the security interest created by this Security Instrument extends to property of the Mortgagor acquired before the commencement of a case in bankruptcy and to all amounts paid as Rents, and (c) such security interest shall extend to all rents acquired by the estate after the commencement of any case in bankruptcy.

Section 2.3.   [RESERVED]

Section 2.4. <u>COLLECTION OF RENTS BY THE MORTGAGEE</u>.

(a)   Any Rents receivable by the Mortgagee hereunder, after payment of all proper costs and expenses as the Mortgagee may, in its sole discretion, determine to be appropriate (including the payment of reasonable costs and expenses in connection with the maintenance, operation, improvement, insurance, taxes and upkeep of the Property), shall be applied in accordance with the provisions of ***Section 9.2*** of this Security Instrument. The Mortgagee shall be accountable to the Mortgagor only for Rents actually received by the Mortgagee. The collection of such Rents and the application thereof shall not cure or waive any Event of Default or waive, modify or affect notice of Event of Default or invalidate any act done pursuant to such notice.

(b)   The Mortgagor hereby irrevocably authorizes and directs the Tenant under each Lease to rely upon and comply with any and all notices or demands from the Mortgagee for payment of Rents to the Mortgagee and the Mortgagor shall have no claim against any Tenant for Rents paid by such Tenant to the Mortgagee pursuant to such notice or demand.

Section 2.5.   <u>IRREVOCABLE INTEREST</u>. All rights, powers and privileges of the Mortgagee herein set forth are coupled with an interest and are irrevocable, subject to the terms and conditions hereof, and the Mortgagor shall not take any action under the Leases or otherwise which is inconsistent with this Security Instrument or any of the terms hereof and any such action inconsistent herewith or therewith shall be void.

Section 2.6.   <u>SECURITY AGREEMENT</u>. This Security Instrument is both a real property mortgage and a "security agreement" within the meaning of the Uniform Commercial Code. The Property includes both real and personal property and all other rights and interests, whether tangible or intangible in nature, of Mortgagor in the Property. By executing and delivering this Security Instrument, Mortgagor hereby grants to Mortgagee for the benefit of the Secured Parties, as security for the Secured Obligations, a security interest in the following properties, assets and rights of Mortgagor, wherever located, whether now owned or hereafter acquired or arising, and all Proceeds and products thereof (all of the same being hereinafter called the "**Collateral**"): all personal and fixture property of every kind and nature, including all goods (including inventory, equipment and any accessions thereto), Instruments (including promissory notes), documents (including, if applicable, electronic documents), accounts, chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and Insurance Proceeds, all general intangibles (including all payment intangibles) and all of the Insurance Proceeds of any of the foregoing (as each of the foregoing terms is defined in the Uniform Commercial Code).

Section 2.7.   <u>FIXTURE FILING</u>. Without in any manner limiting the generality of any of the other provisions of this Security Instrument: (a) some portions of the goods described or to which reference is made herein are or are to become fixtures on the [[Fee] Land described or to which reference is made herein or on **Exhibit A**] [and] [the Leasehold Land described or to which reference is made herein or on **Exhibit [B/C]**] attached to this Security Instrument; (b) this Security Instrument is to be filed of record in the real estate records as a financing statement and shall constitute a "fixture filing" for purposes of the Uniform Commercial Code; and (c) Owner is the record [fee] owner of the [Ground Leasehold Estate in the] real estate or interests in the real estate constituting the Property hereunder, subject to the Permitted Liens. Information concerning the security interest herein granted may be obtained at the addresses set forth on the first page hereof. This Security Instrument shall be effective as a financing statement filed as a fixture filing with respect to all fixtures included within the Property and is to be filed for record in the real property or other applicable records in the office of the Recorder where the Property (including said fixtures) is situated. This Security Instrument shall also be effective as a financing statement covering as extracted minerals or the like (including oil and gas) and accounts subject to the applicable provisions of the Uniform Commercial Code of the State in which the Property is located. The address of the Debtor (Mortgagor) is set forth on the first page hereof and the address of the Secured Party (Mortgagee) is set forth below. In that regard, the following information is provided:

Name of First Debtor:	[ ]
Type of Organization:	[ ]
State:	[ ]
Organizational ID Number:	[ ]
Name of Secured Party:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Collateral Agent
Address of Secured Party:	Trust & Securities Services 60 Wall Street, MS NYC60-2710 New York, New York 10005 Attn: Corporates Team Deal Manager - FelCor Lodging
[Name and Address of Fee Owner [if First Debtor has Ground Leasehold Estate:]]	[ ]
Name of Second Debtor:	[ ]
Type of Organization:	[ ]
State:	[ ]
Organizational ID Number:	[ ]
Name of Secured Party:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Collateral Agent
Address of Secured Party:	Trust & Securities Services 60 Wall Street, MS NYC60-2710 New York, New York 10005 Attn: Corporates Team Deal Manager - FelCor Lodging
[Name and Address of Fee Owner [if Second Debtor has Leasehold Estate:]]	[ ]

Section 2.8. CONDITIONS TO GRANT. TO HAVE AND TO HOLD the above granted and described Property unto Mortgagee for the use and benefit of Mortgagee and the Secured Parties and their successors and assigns, forever to secure the Secured Obligations; provided, however, these presents are upon the express condition that, upon final payment and performance of the Secured Obligations or the full and final release of this Security Instrument, these presents and the estate hereby granted shall cease, terminate and be void.

Section 2.9. GRANTS TO MORTGAGEE. This Security Instrument and the grants, assignments and transfers made to Mortgagee in this *Article 2* shall inure to Mortgagee solely in its capacity as Collateral Agent for its own benefit and the benefit of the Secured Parties.

Section 2.10. HOMESTEAD. None of the Property forms any part of any property owned, used or claimed by Mortgagor as a residence or business homestead. None of the Property is exempt from forced sale under Applicable Laws and, to the extent applicable, the state in which Land and Improvements are located. Mortgagor hereby disclaims and renounces each and every claim to the Property as a homestead.


ARTICLE 3

SECURED OBLIGATIONS


Section 3.1. SECURED OBLIGATIONS. This Security Instrument and the grants, assignments and transfers made in *Article 2* are given for the purpose of securing the Secured Obligations, including any advances made by Mortgagee or any Secured Party for the construction, improvement, operation, repair, maintenance, preservation or operation of the Property and the security for payment of the Secured Obligations, whether such future advances are obligatory or are made at Mortgagee's or such Secured Party's option, for any purpose and the Property is collateral security for the payment and performance in full when due of the Secured Obligations.

Section 3.2. PAYMENT OF OBLIGATIONS. Mortgagor will pay and perform the Secured Obligations at the time and in the manner provided in the Indenture and the other Note Documents, subject to and as required by the terms and provisions thereof including, without limitation, any non-recourse provisions expressly set forth therein.

Section 3.3. INCORPORATION BY REFERENCE. All the covenants, conditions and agreements contained in the Indenture and the other Note Documents are hereby made a part of this Security Instrument to the same extent and with the same force as if fully set forth herein.

Section 3.4. FUTURE ADVANCES. This Security Instrument shall secure all of the Secured Obligations, including, without limitation, future advances whenever hereafter made with respect to or under the Indenture or the other Note Documents and shall secure not only Secured Obligations with respect to presently existing indebtedness under the Indenture and the other Note Documents but also any and all other indebtedness which may hereafter be owing by the Mortgagor to the Secured Parties under the Indenture and the other Note Documents however incurred, whether interest, discount or otherwise, and whether the same shall be deferred, accrued or capitalized, including future advances and re-advances pursuant to the Indenture or the other Note Documents, whether such advances are obligatory or to be made at the option of the Secured Parties, or otherwise, and any extensions, refinancings, modifications or renewals of all such Secured Obligations whether or not the Mortgagor executes any extension agreement or renewal instrument and, in each case, to the same extent as if such future advances were made on the date of the execution of this Security Instrument.

Section 3.5. [MAXIMUM AMOUNT OF INDEBTEDNESS. The maximum aggregate amount of all indebtedness that is, or under any contingency may be, secured at the date hereof or at any time hereafter by this Security Instrument is $[   ] (the "**Secured Amount**"), plus, to the extent permitted by Applicable Laws, collection costs, sums advanced for the payment of taxes, assessments, maintenance and repair charges, insurance premiums and any other costs incurred to protect the security encumbered hereby or the lien hereof, and expenses incurred by the Mortgagee by reason of any Event of Default by the Mortgagor under the terms hereof, together with interest thereon, all of which amount shall be secured hereby.]

Section 3.6. LAST DOLLAR SECURED. So long as the aggregate amount of the Secured Obligations exceeds the Secured Amount, any payments and repayments of the Secured Obligations shall not be deemed to be applied against or to reduce the Secured Amount.

ARTICLE 4

PROPERTY AND COLLATERAL REPRESENTATIONS AND COVENANTS

Mortgagor represents, warrants, covenants and agrees as follows:

Section 4.1. INSURANCE. Mortgagor shall obtain and maintain, or cause to be obtained and maintained, in full force and effect at all times insurance with respect to Mortgagor and the Property as required pursuant to Section 4.16 of the Indenture.

Section 4.2. TAXES AND OTHER CHARGES. Mortgagor shall pay and discharge all real estate and personal property taxes, assessments, water rates or sewer rents (collectively, "**Taxes**"), ground rents, maintenance charges, impositions (other than Taxes), and any Other Charges now or hereafter levied or assessed or imposed against the Property or any part thereof in accordance with the provisions of the Indenture.

Section 4.3. LEASES.

(a)   Mortgagor hereby represents and warrants that, as of the Effective Date: (i) Operator is the lessor under all Major Leases (except with respect to the Operating Lease, under which the Operator is the lessee), (ii) to the best of Mortgagor's knowledge, no Person (other than hotel guests or with respect to Permitted Liens) has any possessory interest in any Property or right to occupy the same except under and pursuant to the provisions of the Major Leases and the Management Agreement; (iii) to the best of Mortgagor's knowledge, the Major Leases are in full force and effect and there are no material defaults by Mortgagor or any Tenant under any Major Lease, and there

are no conditions that, with the passage of time or the giving of notice, or both, would constitute material defaults under any Major Lease; (iv) with respect to each Major Lease, to the best of Mortgagor's knowledge, (u) no Rent has been paid more than one (1) month in advance of its due date, (v) there are no offsets or defenses to the payment of any portion of the Rents, (w) all work to be performed by Mortgagor under each Major Lease has been performed as required and has been accepted by the applicable Tenant, and any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements required to be given by Mortgagor to any Tenant have already been received by such Tenant, (x) there has been no prior sale, transfer or assignment, hypothecation or pledge of any Major Lease or of the Rents received therein which is still in effect, (y) no Tenant under any Major Lease has sublet all or any portion of the premises demised thereby, nor does anyone except such Tenant and its employees occupy such leased premises other than with respect to Permitted Liens, and (z) no Tenant under any Major Lease has a right or option pursuant to such Major Lease or otherwise to purchase all or any part of the Property; or any right or option for additional space which constitutes Property.

(b)   Mortgagor hereby covenants and agrees that it shall not enter into a proposed Lease, including the renewal or extension of an existing Lease (each, a "**Renewal Lease**"), unless such proposed Lease or Renewal Lease (i) provides for rental rates and terms comparable to existing local market rates and terms (taking into account the type and quality of the Tenant) as of the date such Lease or Renewal Lease is executed by Mortgagor (unless, in the case of a Renewal Lease, the rent payable during such renewal, or a formula or other method to compute such rent, is provided for in the original Lease), (ii) is an arms-length transaction with a bona fide, independent third party Tenant, (iii) would not cause a Material Adverse Effect, and (iv) is subject and subordinate to the this Security Instrument. At Mortgagee's request, Mortgagor shall promptly deliver to Mortgagee copies of all Leases and Renewal Leases which are entered into pursuant to this *Section 4.3(b)* together with Mortgagor's certification that they have satisfied all of the conditions of this *Section 4.3(b)*.

(c)   Mortgagor hereby covenants and agrees that it (i) shall observe and perform in all material respects all the obligations imposed upon the lessor under the Major Leases and shall not knowingly do or permit to be done anything to impair the value of any of the Major Leases as security for the Secured Obligations; (ii) shall promptly send copies to Mortgagee of all notices of default which Mortgagor shall send or receive with respect to the Major Leases; (iii) shall enforce all of the material terms, covenants and conditions contained in the Major Leases upon the part of the Tenant thereunder to be observed or performed; (iv) shall not collect any of the Rents more than one (1) month in advance (provided security deposits shall not be deemed Rents collected in advance); and (v) shall not execute any other assignment of the lessor's interest in any of the Major Leases or the Rents therefrom, except for Permitted Liens (as such term is defined in the Indenture).

(d)   Mortgagor may, without the consent of Mortgagee, amend, modify or waive the provisions of any Lease or Renewal Lease or terminate, reduce rents under, accept a surrender of space under, or shorten the term of, any Lease or Renewal Lease (including any guaranty, letter of credit or other credit support with respect thereto); provided (i) that such action (taking into account, in the case of a termination, reduction in rent, surrender of space or shortening of term, and the planned alternative use of the affected space) would not cause a Material Adverse Effect, and (ii) that such Lease or Renewal Lease, as amended, modified or waived, is otherwise in compliance with the requirements of this Security Instrument and any subordination agreement binding upon Mortgagee with respect to such Lease or Renewal Lease. A termination of a Lease or Renewal Lease with a Tenant who is in default beyond applicable notice and grace periods shall not be considered an action which constitutes a Material Adverse Effect unless it causes a breach, default or failure of performance under the Management Agreement [or Franchise Agreement, as applicable]. At Mortgagee's request, Mortgagor shall promptly deliver to Mortgagee copies of all Leases, Renewal Leases, amendments, modifications and waivers which are entered into pursuant to this *Section 4.3 (d)* together with a certification with respect to each that it has satisfied all of the conditions of this *Section 4.3(d)*.

Section 4.4.   TITLE.

(a)   [Owner has good and marketable[fee title to] [leasehold estate in] the Property, subject only to the Permitted Liens, and has the right to mortgage, grant, bargain, sell, pledge, assign, warrant, transfer and convey the same.] Subject to the Permitted Liens, Mortgagor shall forever warrant, defend and preserve the title and the validity and priority of the Lien of this Security Instrument and shall forever warrant and forever defend the same to Mortgagee and the Secured Parties, as applicable, against the claims of all Persons whatsoever. Operator possesses a good and valid leasehold estate in and to the Operating Leasehold Estate and leases the Operating Leasehold Estate

free and clear of all liens, encumbrances and charges whatsoever, except for the Permitted Liens. This Security Instrument, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (a) a valid, perfected first priority Lien on the Property, subject only to Permitted Liens and (b) perfected security interests in and to, and perfected collateral assignments of, all personalty (including the Leases), all in accordance with the terms thereof, in each case subject only to any applicable Permitted Liens.

Section 4.5. PAYMENT FOR LABOR AND MATERIALS.

(a)   Subject to *Section 4.5(b)* below, Mortgagor will promptly pay (or cause to be paid) when due all bills and costs for labor, materials, and specifically fabricated materials incurred in connection with the Property (each, a "**Work Charge**") and never permit to exist beyond the due date thereof in respect of the Property or any part thereof any Lien or security interest with respect to any Work Charge other than a Lien permitted pursuant to Section 4.23(c)(i) of the Indenture, even though inferior to the Liens and the security interests hereof, and in any event never permit to be created or exist in respect of the Property or any part thereof any other or additional Lien or security interest with respect to any Work Charge other than the Liens or security interests hereof except for the Liens permitted pursuant to Section 4.23(c)(i) of the Indenture. Mortgagor represents there are no claims for payment for work, labor or materials affecting the Property which are or may become a Lien prior to, or of equal priority with, the Liens created by the Note Documents.

(b)   After prior written notice to Mortgagee, Mortgagor, at its own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the validity of any Work Charge, the applicability of any Work Charge to Mortgagor or to the Property or any alleged non-payment of any Work Charge, provided that (i) no Event of Default has occurred and is continuing; (ii) such proceeding shall be permitted under and be conducted in accordance with the provisions of any instrument to which Mortgagor is subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all Applicable Laws; (iii) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost during the duration of such legal proceeding; (iv) Mortgagor shall promptly upon final determination thereof pay (or cause to be paid) any such Work Charge determined to be valid, applicable and unpaid; (v) such proceeding shall suspend the collection of such contested Work Charge from the Property or Mortgagor shall have paid the same (or shall have caused the same to be paid) under protest; and (vi) Mortgagor shall furnish (or cause to be furnished) such security as may be required in the proceeding by Applicable Laws, or as may be reasonably requested by Mortgagee, to insure payment of such Work Charge, together with all interest and penalties payable in connection therewith. Mortgagee may apply any such security or part thereof, as necessary to pay for such Work Charge at any time when, in the sole but reasonable judgment of Mortgagee, the validity, applicability and non-payment of such Work Charge is finally established or the Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost during or as a result of such legal proceeding or Work Charge.

Section 4.6. MAINTENANCE AND USE OF PROPERTY, WASTE, USE. Mortgagor shall cause the Property to be maintained in a good and safe condition and repair in accordance with the terms of the Indenture. Subject to the terms of the Indenture, the Improvements and the Personal Property shall not be removed, demolished or materially altered or expanded (except for normal replacement of the Personal Property) without the consent of Mortgagee. Subject to the terms of the Indenture, Mortgagor shall promptly repair, replace or rebuild any part of the Property which may be destroyed by any casualty, or become damaged, worn or dilapidated or which may be affected by any condemnation and shall complete and pay for any structure at any time in the process of construction or repair on the Land. Subject to the terms of the Indenture, Mortgagor shall not initiate, join in, acquiesce in, or consent to any change in any private restrictive covenant, zoning law or other public or private restriction, limiting or defining the uses which may be made of the Property or any part thereof. Subject to the provisions of the Indenture with respect thereto, if, under Applicable Laws relating to zoning, the use of all or any portion of the Property is or shall become a nonconforming use, Mortgagor will not cause or permit the nonconforming use to be discontinued or the nonconforming Improvement to be abandoned without the express written consent of Mortgagee. Mortgagor shall not commit or suffer any waste of the Property or make any change in the use of the Property which will in any way materially increase the risk of fire or other hazard arising out of the operation of the Property, or take any action that might invalidate or give cause for cancellation of any policy, or do or permit to be done thereon anything that may in any way impair the value of the Property or the security of

this Security Instrument. Mortgagor will not, without the prior written consent of Mortgagee, permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Land, regardless of the depth thereof or the method of mining or extraction thereof. The Property shall be used only for a hotel and any ancillary uses relating thereto, and for no other uses without the prior written consent of Mortgagee.

Section 4.7. <u>CHIEF EXECUTIVE OFFICE; CHANGE OF NAME; JURISDICTION OF ORGANIZATION; STATUS OF MORTGAGOR</u>. Each Mortgagor will not effect any change (i) to its legal name, (ii) in its identity (including its trade name or names) or organizational structure, (iii) in its organizational identification number, if any, (iv) in its jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction), or (v) in its principal place of business set forth on the first page of this Security Instrument, unless (A) it shall have given the Mortgagee written notice at least thirty (30) days prior to the effective date of any such change, clearly describing such change and providing such other information in connection therewith as the Mortgagee may reasonably request, and, in the case of a change in Mortgagor's structure not permitted by the Indenture, without first obtaining the prior written consent of Mortgagee, and (B) it shall have taken or will promptly take all action necessary to maintain the perfection and priority of the security interest of the Mortgagee in the Collateral at all times following such change. Each Mortgagor's exact legal name is correctly set forth in the first paragraph of this Security Instrument and the signature block at the end of this Security Instrument. Each Mortgagor is an organization of the type specified in the first paragraph of this Security Instrument. Each Mortgagor is incorporated in or organized under the laws of [_____] and authorized to do business in the state of [_____]. Each Mortgagor's principal place of business and chief executive office, and the place where the Mortgagor keeps its books and records, including recorded data of any kind or nature, regardless of the medium or recording, including software, writings, plans, specifications and schematics, has been for the preceding four months (or, if less, the entire period of the existence of Mortgagor) c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: General Counsel. Each Mortgagor's organizational identification number, if any, assigned by the state of incorporation or organization is correctly set forth in *Section 2.7* of this Security Instrument. If a Mortgagor does not now have an organizational identification number and later obtains one, Mortgagor promptly shall notify the Mortgagee of such organizational identification number.

Section 4.8. <u>EVENT OF LOSS</u>. If there shall occur any Event of Loss (or, in the case of any condemnation, taking or other proceeding in the nature thereof, upon the occurrence thereof or notice of the commencement of any proceeding therefor), the Mortgagor shall promptly send to the Mortgagee a written notice setting forth the nature and extent thereof. Any Net Loss Proceeds which derive from such Event of Loss shall be applied, allocated and distributed in accordance with the provisions of Section 4.12 of the Indenture.

Section 4.9. <u>OPERATING LEASE</u>.

(a) Mortgagor hereby represents and warrants, as of the Effective Date: (i) the Operating Lease is in full force and effect and has not been modified or amended in any manner whatsoever, except as specified in *Section 2.1[(g)]* hereof; (ii) to the best of Mortgagor's knowledge, there are no material defaults under the Operating Lease by any party thereunder, and no event has occurred which but for the passage of time, or the giving of notice, or both would constitute a material default under the Operating Lease; (iii) neither Owner nor Operator, under the Operating Lease, has commenced any action or given or received any notice for the purpose of terminating the Operating Lease; (iv) to the best of Mortgagor's knowledge, the applicable interests of Owner and Operator in the Operating Lease are not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, this Security Instrument; (v) this Security Instrument encumbers the Operator's leasehold interest in the Property as tenant under the Operating Lease and Owner's [fee/leasehold] interest in the Property (and the Owner's interest, as landlord, in the Operating Lease); (vi) the Owner's [fee/leasehold] interest is subject and subordinate to this Security Instrument; (vii) the Operating Lease requires Owner or Operator, as applicable, to use reasonable efforts to give notice of any default by Owner or Operator to Mortgagee and the Operating Lease further provides that any notice of termination given under the Operating Lease is not effective against Mortgagee or any Secured Party unless a copy of the notice has been delivered to Mortgagee in the manner described in the Operating Lease; (viii) under the terms of the Operating Lease, Mortgagee is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of Operator under the Operating Lease) to cure any default under the Operating

Lease, which is curable after the receipt of notice of any default, before Owner may terminate the Operating Lease; (ix) under the terms of the Operating Lease and the applicable Note Documents, taken together, any Net Loss Proceeds will be applied in accordance with the terms of the Indenture; (x) the Operating Lease does not impose restrictions on subletting; and (xi) the Operating Lease or a memorandum thereof has been duly recorded.

(b)   Notwithstanding the terms of Section [__] of the Operating Lease, by its execution of this Security Instrument, Owner hereby consents to Operator entering into this Security Instrument and mortgaging and encumbering its interest in the Operating Lease in favor of Mortgagee hereby.

(c)   The Owner and Operator hereby agree that the Operating Lease is subject and subordinate to all of the terms and provisions of this Security Instrument (including any and all extensions, renewals, replacements, refinancings, additions to, consolidations, amendments and modifications hereof) and to the rights of Mortgagee hereunder.

(d)   Each of Owner and Operator hereby covenant and agree, so long as the Secured Obligations remain outstanding, to:

(i)   promptly perform and/or observe in all material respects all of the non-monetary covenants and agreements required to be performed and observed by it under the Operating Lease and do all things necessary to preserve and to keep unimpaired its rights thereunder;

(ii)   promptly notify Mortgagee of any event of default under the Operating Lease;

(iii)   promptly enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by Owner or Operator, as applicable, under the Operating Lease; and

(iv)   maintain the Operating Lease in full force and effect while the Secured Obligations remain outstanding.

(e)   Mortgagee acknowledges and agrees that the Operating Lease shall automatically terminate upon Mortgagee (or its nominee or a purchaser of the Property in connection with a foreclosure or pursuant to a deed in lieu thereof) obtaining title to the Property pursuant to a foreclosure of this Security Instrument, deed in lieu thereof or pursuant to the exercise of any other remedies available to Mortgagee after an Event of Default.

Section 4.10.   MANAGEMENT AGREEMENT.

(a)   Operator hereby represents and warrants, as of the Effective Date: (i) the Management Agreement is in full force and effect, and to the best of Operator's knowledge, there is no material default thereunder by any party thereunder, (ii) to the best of Operator's knowledge, no event has occurred that, with the passage of time and/or the giving of notice or both would constitute a material default thereunder, (iii) except to the extent nonpayment would not have a Material Adverse Effect, no management fees under the Management Agreement are accrued and unpaid except as provided or permitted under the express terms of the Management Agreement; and (iv) under the terms of the Management Agreement, and the applicable Note Documents, taken together, any Net Loss Proceeds will be applied in accordance with the terms of the Indenture.

(b)   Operator hereby covenants and agrees that, so long as the Secured Obligations remain outstanding, Operator shall (i) diligently perform and observe in all material respects all of the material terms, covenants and conditions of the Management Agreement on the part of the Operator to be performed and observed and Operator shall do all things necessary to keep unimpaired the rights of Operator under the Management Agreement except to the extent failure to do so would not have a Material Adverse Effect; and (ii) reasonably promptly notify Mortgagee of the giving of any notice by the Manager to Operator of any material default by Operator in the performance or observance of any of the terms, covenants or conditions of the Management Agreement on the part of Operator to be so performed and observed and deliver to Mortgagee a true copy of each such notice.

Section 4.11. [FRANCHISE AGREEMENT].

(a)	Operator hereby represents and warrants, as of the Effective Date: (i) the Franchise Agreement is in full force and effect, and, except to the extent nonpayment would not have a Material Adverse Effect, all franchise fees, reservation fees, royalties and other sums due and payable thereunder have been paid in full to date (except as may be permitted under the express terms of the Franchise Agreement), (ii) to the best of Operator's knowledge, there is no material default under the Franchise Agreement by any party thereunder, (iii) there exists no property improvement plan with respect to the Property pursuant to which improvements or repairs to the Property required by the Franchisor remain incomplete or unsatisfied in any material respect in accordance with such plan or other requirements of the Franchisor in any material respect, and (iv) under the terms of the Franchise Agreement, and the applicable Note Documents, taken together, any Net Loss Proceeds will be applied in accordance with the terms of the Indenture.

(b)	Operator hereby covenants and agrees that so long as the Secured Obligations remain outstanding, Operator shall, (i) pay all sums required to be paid by Operator, in its capacity as franchisee, under the Franchise Agreement except to the extent nonpayment would not have a Material Adverse Effect, (ii) diligently perform, observe and enforce in all material respects all of the material terms, covenants and conditions of the Franchise Agreement on the part of the Operator, in its capacity as franchisee, to be performed, observed and enforced and do all things necessary to keep unimpaired the rights of the Operator, in its capacity as franchisee, under the Franchise Agreement, and (iii) reasonably promptly notify Grantee of the giving of any notice to Operator of any material default by Operator, in its capacity as franchisee, in the performance or observance of any of the terms, covenants or conditions of the Franchise Agreement on the part of Operator, in its capacity as franchisee, to be performed and observed and deliver to Grantee a true copy of each such notice.

Section 4.12. [GROUND LEASE].

(a)	Mortgagor hereby represents and warrants, as of the Effective Date, (i) Mortgagor has delivered a true and correct copy of each Ground Lease to Mortgagee prior to or simultaneously with its execution of this Security Instrument; (ii) the Ground Lease is in full force and effect and has not been modified or amended in any manner whatsoever, except as specified in [**Exhibit [A/B]** [and **Exhibit [B/C]**] attached hereto]; (iii) the Mortgagor enjoys the quiet and peaceful possession of the Ground Leasehold Estate subject only to Permitted Liens; (iv) to the best of Mortgagor's knowledge, there is no material default under the Ground Leasehold by any party thereunder, and no event has occurred which but for the passage of time, or the giving of notice, or both would constitute a material default under the Ground Lease; (v) except to the extent nonpayment would not have a Material Adverse Effect, all rents, additional rents, and other sums due and payable under the Ground Lease have been paid in full except as permitted under the express terms of the Ground Lease, (vi) to the best of Mortgagor's knowledge, no Person has commenced any action or given or received any notice for the purpose of terminating such Ground Lease, (vii) the consummation of the transactions contemplated hereby will not result in any breach of, or constitute a default under, the Ground Lease, (viii) all actions which must be taken for Mortgagee to have the rights of a leasehold mortgagee or mortgagee pursuant to the Ground Lease have been taken and completed, (ix) the Mortgagor or any Affiliate thereof has not granted any other leasehold mortgage or made any other assignment, pledge or hypothecation of its interest under the Ground Lease; (x) the Ground Lease or a memorandum thereof has been duly recorded; (xi) the Ground Lease permits the interest of the lessee thereunder to be encumbered by the Security Instrument; (xii) the Ground Lease is not subject to any Liens (other than Permitted Liens) superior to, or of equal priority with, the Security Instrument; (xiii) the Ground Lease, either by its express terms or after giving effect to any estoppel and consent agreement, [(v) cannot be cancelled, terminated, surrendered or amended without the prior written consent of Mortgagee, (w) requires Fee Owner to enter into a new lease on similar terms and conditions upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a proceeding under the Bankruptcy Code or any other Creditors Rights Laws; (x) is assignable upon notice to, but without the consent of, the Fee Owner and, in the event that it is so assigned, it is further assignable upon notice to, but without the need to obtain the consent of Fee Owner, (y) provides that notice of termination given under the Ground Lease is not effective against Mortgagee or any Secured Party unless a copy of such notice has been delivered to Mortgagee in the manner described in the Ground Lease and (z) provides that Mortgagee is permitted a reasonable opportunity

(including, where necessary, sufficient time to gain possession of the interest of the Mortgagor under the Ground Leases) to cure any default under the Ground Lease, which is curable after the receipt of notice of any default, before Fee Owner may terminate the Ground Lease;] (xiv) the Ground Lease has a term which extends [not less than twenty-five (25) years] beyond the date on which no Secured Obligations continue to be outstanding; (xv) under the terms of the Ground Lease, and the applicable Note Documents, taken together, any Net Loss Proceeds will be applied in accordance with the terms of the Indenture; and [(xvi) the Ground Lease does not impose restrictions on subletting.]

(b)   Mortgagor hereby covenants and agrees that, so long as the Secured Obligations remain outstanding, it shall (i) except to the extent nonpayment would not have a Material Adverse Effect, pay all rents, additional rents and other sums required to be paid by Mortgagor, as tenant under and pursuant to the provisions of the Ground Lease, (ii) diligently perform and observe in all material respects all of the terms, covenants and conditions of the Ground Lease to be performed and observed on the part of such Mortgagor, as tenant thereunder, (iii) reasonably promptly notify Mortgagee of the giving of any notice by Fee Owner to Mortgagor of any material default by Mortgagor, as tenant thereunder, and deliver to Mortgagee a true copy of each such notice within five (5) days of Mortgagor's receipt and (iv) reasonably promptly notify Mortgagee of any notice of bankruptcy, reorganization or insolvency of Fee Owner, and deliver to Mortgagee a true copy of such notice.

(c)   In the event of any uncured default by the Mortgagor in the performance of any of its obligations under the Ground Lease, including, without limitation, any uncured default in the payment of rent and other charges and impositions made payable by the lessee thereunder, then, in the case of an uncured default in the payment of any monetary obligation, [Mortgagee has the right, but not the obligation, without notice, to make payment to cure such default, or, in the case of an uncured default in the performance of any non-monetary obligation, Mortgagee has the right, but not the obligation, to cause the default or defaults to be remedied and otherwise exercise any and all of the rights of the Mortgagor thereunder in the name of and on behalf of the Mortgagor]. Mortgagor shall, on demand, reimburse Mortgagee for all advances made and reasonable expenses incurred by Mortgagee in curing any such default (including, without limitation, reasonable attorneys' fees), together with interest thereon computed at the Default Rate (as hereinafter defined) from the date that an advance is made or expense is incurred, to and including the date the same is paid.

(d)   Notwithstanding anything to the contrary contained herein with respect to the Ground Lease:

(i)   the Lien of this Security Instrument attaches to all of the Mortgagor's rights and remedies at any time arising under or pursuant to subsection 365(h) of the Bankruptcy Code, including, without limitation, all of the Mortgagor's rights, as debtor, to remain in possession of the related Property which is subject to the Ground Lease;

(ii)   The Mortgagor shall not, without Mortgagee's written consent, elect to treat a Ground Lease as terminated under subsection 365(h)(1) of the Bankruptcy Code. Any such election made without Mortgagee's prior written consent shall be void;

(iii)   As security for the Secured Obligations, Mortgagor unconditionally assigns, transfers and sets over to Mortgagee for the benefit of the Secured Parties all of Mortgagor's claims and rights to the payment of damages arising from any rejection of the Ground Lease by Fee Owner under the Bankruptcy Code. Mortgagee and Mortgagor shall proceed jointly or in the name of Mortgagor in respect of any claim, suit, action or proceeding relating to the rejection of the Ground Lease, including, without limitation, the right to file and prosecute any proofs of claim, complaints, motions, applications, notices and other documents in any case in respect of Fee Owner under the Bankruptcy Code. This assignment constitutes a present, irrevocable and unconditional assignment of the foregoing claims, rights and remedies, and shall continue in effect until all of the Secured Obligations shall have been satisfied and discharged in full. Any amounts received by Mortgagee or Mortgagor as damages arising out of the rejection of the Ground Lease as aforesaid shall be applied to all costs and expenses of Mortgagee (including, without limitation, reasonable attorneys' fees and costs) incurred in connection with the exercise of any of its rights or remedies in accordance with the applicable provisions hereof;

(iv)   Upon or anytime after the rejection of the Ground Lease by Fee Owner, pursuant to the Bankruptcy Code, Mortgagor shall not, without the prior written consent of Mortgagee, effect, or seek to cause, any offset of the amount of damages caused by such rejection, as against any rent or other amounts due under such Ground Lease. Mortgagor shall request such consent of Mortgagee in writing prior to seeking any such offset. If Mortgagee has failed to object to any such proposed offset within ten (10) Business Days after receiving notice thereof from the Mortgagor, the Mortgagor may proceed to offset damages only up to the amounts set forth in Mortgagor's notice to Mortgagee;

(v)   If any action, proceeding, motion or notice shall be commenced or filed in respect of the Fee Owner of all or any part the Property subject to the Ground Lease in connection with any case under the Bankruptcy Code, Mortgagee and Mortgagor shall cooperatively conduct and control any such litigation with counsel agreed upon between Mortgagor and Mortgagee in connection with such litigation. Mortgagor shall, upon demand, pay to Mortgagee all reasonable costs and expenses (including attorneys' fees and costs) actually paid or actually incurred by Mortgagee or any Secured Party in connection with the cooperative prosecution or conduct of any such proceedings. All such costs and expenses shall be secured by the Lien of this Security Instrument; and

(vi)   Mortgagor shall reasonably promptly, after obtaining knowledge of such filing, notify Mortgagee in writing of any filing by or against Fee Owner of a petition under the Bankruptcy Code, such notice setting forth any information available to Mortgagor as to the date of such filing, the court in which such petition was filed, and the relief sought in such filing. Mortgagor shall promptly deliver to Mortgagee any and all notices, summons, pleadings, applications and other documents received by Mortgagor in connection with any such petition and any proceedings relating to such petition.

ARTICLE 5

FURTHER ASSURANCES

Section 5.1. COMPLIANCE WITH INDENTURE. Mortgagor shall comply with all covenants set forth in the Indenture relating to acts or other further assurances to be made on the part of Mortgagor in order to protect and perfect the Lien or security interest hereof upon, and in the interest of Mortgagee and Secured Parties in, the Property.

Section 5.2. AUTHORIZATION TO FILE FINANCING STATEMENTS; POWER OF ATTORNEY. Mortgagor hereby irrevocably authorizes the Mortgagee at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto and continuations thereof that (a) indicate the Collateral (i) as all assets of the Mortgagor or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Uniform Commercial Code of the State or such jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) provide any other information required by part 5 of Article 9 of the Uniform Commercial Code of the State or such other jurisdiction for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether the Mortgagor is an organization, the type of organization and any organizational identification number issued to the Mortgagor and, (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. The Mortgagor agrees to furnish any such information to the Mortgagee promptly upon the Mortgagee's request. Mortgagor also ratifies its authorization for Mortgagee to have filed any like initial financing statements, amendments thereto and continuations thereof, if filed prior to the date of this Security Instrument. Mortgagor hereby irrevocably constitutes and appoints Mortgagee and any officer or agent of Mortgagee, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of Mortgagor or in Mortgagor's own name to execute in Mortgagor's name any such documents and otherwise to carry out the purposes of this *Section 5.2*, to the extent that Mortgagor's authorization above is not sufficient and Mortgagor fails or refuses to promptly execute such documents. To the extent permitted by Applicable Laws, Mortgagor hereby ratifies all acts said attorneys-in-fact have lawfully done in the past or shall lawfully do or cause to be done in the future by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable until final payment and performance of the Secured Obligations or the full and final release of this Security Instrument.

Section 5.3. <u>RECORDING OF SECURITY INSTRUMENT, ETC</u>. Mortgagor, upon execution and delivery of this Security Instrument and thereafter, from time to time, will cause this Security Instrument and any of the other Note Documents creating a Lien or evidencing the Lien hereof upon the Property and each instrument of further assurance to be filed, registered or recorded in such manner and in such places as may be required by Applicable Laws in order to publish notice of and fully to protect and perfect the Lien hereof upon, and the interest of Mortgagee in, the Property. Mortgagor will pay all taxes, filing, registration or recording fees, and all expenses incident to the preparation, execution, acknowledgment and/or recording of this Security Instrument and the other Note Documents, including any instrument of further assurance and any modification or amendment of the foregoing documents, and all federal state, county and municipal taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Security Instrument and the other Note Documents, including any instrument of further assurance and any modification or amendment of the foregoing documents, except where prohibited by Applicable Laws so to do.

Section 5.4. <u>ADDITIONS TO PROPERTY</u>. All right, title and interest of the Mortgagor in and to all extensions, amendments, relocations, retakings, improvements, betterments, renewals, substitutes and replacements of, and all additions and appurtenances to, the Property hereafter acquired by or released to the Mortgagor or constructed, assembled or placed by the Mortgagor upon the Land, and all conversions of the security constituted thereby, immediately upon such acquisition, release, construction, assembling, placement or conversion, as the case may be, and in each such case without any further mortgage, conveyance, assignment or other act by the Mortgagor, shall become subject to the Lien and security interest of this Security Instrument as fully and completely and with the same effect as though now owned by the Mortgagor and specifically described in the grant of the Property above, but at any and all times the Mortgagor will execute and deliver to the Mortgagee any and all such further assurances, mortgages, deeds of trust, conveyances or assignments thereof as the Mortgagee may reasonably require for the purpose of expressly and specifically subjecting the same to the Lien and security interest of this Security Instrument.

Section 5.5. <u>ADDITIONAL SECURITY</u>. Without notice to or consent of the Mortgagor and without impairment of the Lien and rights created by this Security Instrument, the Mortgagee may accept (but the Mortgagor shall not be obligated to furnish) from the Mortgagor or from any other Person, additional security for the Secured Obligations. Neither the giving hereof nor the acceptance of any such additional security shall prevent the Mortgagee from resorting, first, to such additional security, and, second, to the security created by this Security Instrument without affecting the Mortgagee's Lien and rights under this Security Instrument.

Section 5.6. <u>STAMP AND OTHER TAXES</u>. The Mortgagor shall pay any United States documentary stamp taxes, with interest and fines and penalties, and any mortgage recording taxes, with interest and fines and penalties, that may hereafter be levied, imposed or assessed under or upon or by reason hereof or the Secured Obligations or any instrument or transaction affecting or relating to either thereof, and in default thereof, the Mortgagee may advance the same and the amount so advanced shall be payable by the Mortgagor to the Mortgagee, upon demand.

Section 5.7. <u>CERTAIN TAX LAW CHANGES</u>. In the event of the passage after the date hereof of any law deducting from the value of real property, for the purpose of taxation, amounts in respect of any Lien thereon or changing in any way the laws for the taxation of mortgages or debts secured by mortgages for state or local purposes or the manner of the collection of any taxes, and imposing any taxes, either directly or indirectly, on this Security Instrument or any other Note Document, the Mortgagor shall promptly pay to the Mortgagee such amount or amounts as may be necessary from time to time to pay any such taxes, assessments or other charges resulting therefrom; <u>provided</u>, that if any such payment or reimbursement shall be unlawful or taxable to the Mortgagee, or would constitute usury or render the indebtedness wholly or partially usurious under Applicable Laws, the Mortgagor shall pay or reimburse the Mortgagee for payment of the lawful and non-usurious portion thereof.

Section 5.8. <u>PROCEEDS OF TAX CLAIM</u>. In the event that the proceeds of any tax claim are paid after the Mortgagee has exercised its right to foreclose the Lien hereof, such proceeds shall be paid to the Mortgagee to satisfy any deficiency remaining after such foreclosure. The Mortgagee shall retain its interest in the proceeds of any tax claim during any redemption period. The amount of any such proceeds in excess of any deficiency claim of the Mortgagee shall in a reasonably prompt manner be released to the Mortgagor.

ARTICLE 6

DUE ON SALE/ENCUMBRANCE

Section 6.1. <u>NO SALE/ENCUMBRANCE</u>. Except as and to the extent permitted by the Indenture and except for any Permitted Liens, Mortgagor shall not cause or permit a sale, conveyance, mortgage, deed, grant, bargain, encumbrance, pledge, assignment, or grant of any options with respect to, or any other transfer or disposition (directly or indirectly, voluntarily or involuntarily, by operation of Applicable Laws or otherwise, and whether or not for consideration or of record) of a legal or beneficial interest in the Property or any part thereof or interest therein.

ARTICLE 7

PREPAYMENT; RELEASE OF PROPERTY

Section 7.1. <u>PREPAYMENT</u>. The Secured Obligations may not be prepaid in whole or in part except in strict accordance with the express terms and conditions of the Indenture Notes and the Indenture.

Section 7.2. <u>RELEASE OF PROPERTY</u>

. Mortgagor shall not be entitled to a release of any portion of the Property from the Lien of this Security Instrument except in accordance with the express terms and conditions of the Indenture.

ARTICLE 8

DEFAULT

Section 8.1. <u>EVENT OF DEFAULT</u>. The term "**Event of Default**" as used in this Security Instrument shall have the meaning assigned to such term in the Indenture and the occurrence of an "Event of Default" under the Indenture shall constitute an "**Event of Default**" hereunder.

ARTICLE 9

RIGHTS AND REMEDIES UPON DEFAULT

Section 9.1. <u>REMEDIES</u>. Upon the occurrence and during the continuance of any Event of Default, Mortgagor agrees that Mortgagee may take such action, without notice or demand, as it deems advisable to protect and enforce its rights against Mortgagor, and in and to the Property, including, but not limited to, such actions as are available under Applicable Laws and the following actions, each of which may be pursued alternatively, concurrently or otherwise, at such time and in such order as Mortgagee may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of Mortgagee:

        (a)   Mortgagee may declare the Secured Obligations to be immediately due and payable. Notwithstanding the foregoing, if and to the extent the Indenture provides for automatic acceleration of the principal amount of the outstanding Secured Obligations upon the occurrence of certain Events of Default, such provisions with respect to automatic acceleration shall govern and control, without any further notice, demand or other action by the Secured Parties, Mortgagee or any other Person.

        (b)   Reserved.

        (c)   With respect to foreclosure, judicial or otherwise, with respect to any of the Property:

            (i)   Mortgagee may institute proceedings, judicial or otherwise, for the complete foreclosure of this Security Instrument under any applicable provision of Applicable Laws, in which case the Property or any interest therein may be sold for cash or upon credit in one or more parcels or in several interests or portions and in any order or manner. Mortgagee may personally,

or by its agents or attorneys, (A) enter into and upon and take possession of all or any part of the Property together with the books, records and accounts of the Mortgagor relating thereto and exclude the Mortgagor, its agents and servants wholly therefrom, (B) use, operate, manage and control the Property and conduct the business thereof, (C) maintain and restore the Property, (D) make all necessary or proper repairs, renewals and replacements and such useful alterations thereto and thereon as the Mortgagee may deem advisable, (E) manage, lease and operate the Property and carry on the business thereof and exercise all rights and powers of the Mortgagor with respect thereto either in the name of the Mortgagor or otherwise or (F) collect and receive all Rents. Subject to *Section 10.1* hereof, the Mortgagee shall be under no liability for or by reason of any such taking of possession, entry, removal or holding, operation or management except that any amounts so received by the Mortgagee shall be applied in accordance with the provisions of the Indenture.

(ii)   Mortgagee may with or without entry, to the extent permitted and pursuant to the procedures provided by Applicable Laws, institute proceedings for the partial foreclosure of this Security Instrument, conducting the sale as herein provided, and without declaring the whole Secured Obligations due, and provided that if sale is made because of an Event of Default as hereinabove mentioned, such sale may be made subject to the unmatured part of the Indenture Notes and/or the Secured Obligations secured hereby, and it is agreed that such sale, if so made, shall not in any manner affect any other Secured Obligations secured hereby, but as to such other Secured Obligations this Security Instrument and the Liens created hereby shall remain in full force and effect just as though no sale had been made under the provisions of this *Section 9.1(c) (ii)*. It is further agreed that several sales may be made hereunder without exhausting the right of sale for any remaining Secured Obligations secured hereby, it being the purpose to provide for a foreclosure and sale of the Property for any matured portion of any of the Secured Obligations secured hereby or other items provided for herein without exhausting the power to foreclose and to sell the Property for any remaining Secured Obligations secured hereby, whether matured at the time or subsequently maturing.

(iii)   Mortgagee may sell the Property in whole or in part and in such parcels and order as Mortgagee may determine, and the right of sale hereunder shall not be exhausted by one or more sales, but successive sales may be had until all of the Property has been legally sold.

(iv)   Mortgagee and/or one or more Secured Parties may become the purchaser at any such sale if it is the highest bidder, and shall have the right, after paying or accounting for all costs of said sale or sales, to credit the amount of the bid upon the amount of the Secured Obligations owing, in lieu of cash payment.

(v)   It shall not be necessary for the Mortgagee to have constructively in its possession any part of the real or personal Property covered by this Security Instrument, and the title and right of possession of said Property shall pass to the purchaser or purchasers at any sale hereunder as fully as if the same had been actually present and delivered. Likewise, on foreclosure of this Security Instrument whether by power of sale herein contained or otherwise, Mortgagor or any Person claiming any part of the Property by, through or under Mortgagor, shall not be entitled to a marshalling of assets or a sale in inverse order of alienation.

(vi)   The recitals and statements of fact contained in any notice or in any conveyance to the purchaser or purchasers at any sale hereunder shall be prima facie evidence of the truth of such facts, and all prerequisites and requirements necessary to the validity of any such sale shall be presumed to have been performed.

(vii)   To the extent permitted by Applicable Laws, any sale under the powers granted by this Security Instrument shall be a perpetual bar against Mortgagor, its heirs, successors, assigns and legal representatives.

(viii) Mortgagee may sell for cash or upon credit the Property or any part thereof and all estate, claim, demand, right, title and interest of Mortgagor therein and rights of redemption thereof, pursuant to power of sale or otherwise, at one or more sales, as an entirety or in parcels, at such time and place, upon such terms and after such notice thereof as may be required or permitted by Applicable Laws.

(ix) In the event of a sale, by foreclosure, power of sale or otherwise, of less than all of Property, this Security Instrument shall continue as a Lien and security interest on the remaining portion of the Property unimpaired and without loss of priority.

(d) In the event any sale hereunder is not completed or is defective in the opinion of Mortgagee or the holder of any part of the Secured Obligations, to the extent permitted by Applicable Laws, such sale shall not exhaust the power of sale hereunder, and Mortgagee or such holder shall have the right to cause a subsequent sale or sales to be made.

(e) In the event of a foreclosure under the powers granted by this Security Instrument, Mortgagor and all other Persons in possession of any part of the Property shall be deemed tenants at will of the purchaser at such foreclosure sale and shall be liable for a reasonable rental for the use of the Property; and if any such tenants refuse to surrender possession of the Property upon demand, the purchaser shall be entitled to institute and maintain the statutory action of forcible entry and detainer and procure a writ of possession thereunder, and Mortgagor expressly waives all damages sustained by reason thereof.

(f) Mortgagee may institute an action, suit or proceeding in equity for the specific performance of any covenant, condition or agreement contained herein or in the Indenture Notes, the Indenture or in the other Note Documents.

(g) Mortgagee may recover judgment on the Indenture Notes either before, during or after any proceedings for the enforcement of this Security Instrument or the other Note Documents.

(h) Mortgagee may apply for and shall be entitled to the appointment of a receiver, trustee, liquidator or conservator of the Property, without notice and without regard for the adequacy of the security for the Secured Obligations and without regard for the solvency of any Mortgagor or Guarantor or any other guarantor or indemnitor under the Indenture or any other Person liable for the payment of the Secured Obligations.

(i) The license granted to Mortgagor under ***Section 2.2*** hereof shall automatically be revoked and, to the extent permitted by Applicable Laws, Mortgagee may enter into or upon the Property, either personally or by its agents, nominees or attorneys and dispossess Mortgagor and its agents and servants therefrom, without liability for trespass, damages or otherwise and exclude Mortgagor and its agents or servants wholly therefrom, and take possession of all books, records and accounts relating thereto and Mortgagor agrees to surrender possession of the Property and of such books, records and accounts to Mortgagee upon demand, and thereupon Mortgagee may (i) use, operate, manage, control, insure, maintain, repair, restore and otherwise deal with all and every part of the Property and conduct the business thereat; (ii) complete any construction on the Property in such manner and form as Mortgagee deems advisable; (iii) make alterations, additions, renewals, replacements and improvements to or on the Property; (iv) exercise all rights and powers of Mortgagor with respect to the Property, whether in the name of Mortgagor or otherwise, including, without limitation, the right to make, cancel, enforce or modify Leases, obtain and evict Tenants, and demand, sue for, collect and receive all Rents of the Property and every part thereof; (v) require Mortgagor to pay monthly in advance to Mortgagee, or any receiver appointed to collect the Rents, the fair and reasonable rental value for the use and occupation of such part of the Property as may be occupied by Mortgagor; (vi) require Mortgagor to vacate and surrender possession of the Property to Mortgagee or to such receiver and, in default thereof, Mortgagor may be evicted by summary proceedings or otherwise; and (vii) apply the receipts from the Property to the payment of the Secured Obligations, in such order, priority and proportions as Mortgagee shall deem appropriate in its sole discretion after deducting therefrom all reasonable expenses (including attorneys' fees) incurred in connection with the aforesaid operations and all amounts necessary to pay the Taxes, Other Charges, insurance and other

expenses in connection with the Property, as well as just and reasonable compensation for the services of Mortgagee and Secured Parties, and their respective counsel, agents and employees. Notwithstanding the provisions of this ***Section 9.1(i)*** hereof, no credit shall be given by Mortgagee for any sum or sums received from the rents, issues and profits of the Property until the money collected is actually received by Mortgagee at its principal office, or at such other place as Mortgagee shall designate in writing, and no such credit shall be given for any uncollected rents or other uncollected amounts or bills, nor shall such credit be given for any rents, issues and profits derived from the Property after foreclosure or other transfer of the Property (or part thereof from which rents, issues and/or profits are derived pursuant to the Security Instrument or by agreement) to Mortgagee or any other third party. Receipt of rents, issues and/or profits by Mortgagee shall not be deemed to constitute a pro-tanto payment of the indebtedness evidenced by, or arising under, this Security Instrument, the Indenture Notes, the Indenture or any of the other Note Documents, but shall be applied as provided in ***Section 9.2***.

(j)   To the extent permitted by Applicable Laws, Mortgagee may exercise any and all rights and remedies granted to a secured party upon an uncured default under the Uniform Commercial Code, including, without limiting the generality of the foregoing: (i) the right to take possession of the Collateral (including, without limitation, the Personal Property) or any part thereof, and to take such other measures as Mortgagee may deem necessary for the care, protection and preservation of the Collateral (including, without limitation, the Personal Property); and (ii) request Mortgagor at its expense to assemble the Collateral (including, without limitation, the Personal Property) and make it available to Mortgagee at a convenient place acceptable to Mortgagee. Any notice of sale, disposition or other intended action by Mortgagee with respect to the Collateral (including, without limitation, the Personal Property) sent to Mortgagor in accordance with the provisions hereof at least five (5) days prior to such action shall constitute commercially reasonable notice to Mortgagor.

(k)   Mortgagee may apply any sums then deposited or held in escrow or otherwise by or on behalf of Mortgagee in accordance with the terms of the Indenture, this Security Instrument or any other Note Document, to the payment of the following items in any order in its sole discretion: (i) Taxes and Other Charges; (ii) insurance premiums; (iii) interest on the unpaid principal balance of the Indenture Notes; (iv) amortization of the unpaid principal balance of the Indenture Notes; (v) all other sums payable pursuant to the Indenture Notes, the Indenture, this Security Instrument and the other Note Documents, including, without limitation, advances made by Mortgagee or any Secured Party pursuant to the terms of this Security Instrument.

(l)   Mortgagee may surrender the insurance policies maintained pursuant to the Indenture, collect the unearned insurance premiums for such insurance policies and apply such sums as a credit on the Secured Obligations in such priority and proportion as Mortgagee in its discretion shall deem proper, and in connection therewith, Mortgagor hereby appoints Mortgagee as its agent and attorney-in-fact (which is coupled with an interest and is therefore irrevocable) for Mortgagee to collect such insurance premiums.

(m)   Mortgagee may apply the undisbursed balance of any deposit made by Mortgagor with Mortgagee in connection with the restoration of the Property after a casualty thereto or condemnation thereof, together with interest thereon, to the payment of the Secured Obligations in such order, priority and proportions as Mortgagee shall deem to be appropriate in its discretion.

(n)   Mortgagee may pursue such other remedies as Mortgagee may have under Applicable Laws.

Section 9.2.   <u>APPLICATION OF PROCEEDS</u>. The purchase money, proceeds and avails of any disposition of the Property, and/or any part thereof, or any other sums collected by Mortgagee on behalf of Secured Parties pursuant to this Security Instrument shall be applied by Mortgagee as follows:

<u>FIRST</u>:   To the Indenture Trustee for all amounts due under Section 7.07 of the Indenture;

<u>SECOND</u>: To the Collateral Agent and Indenture Trustee for all amounts due under this Security Instrument;

THIRD: To the Noteholders (as such term is defined in the Indenture) for amounts then due and unpaid for principal, premium, if any, and interest on the Indenture Notes in respect of which or for the benefit of which such money has been collected ratably, without preference or priority of any kind, according to the amounts due and payable on such Indenture Notes for principal, premium, if any, and interest, respectively; and

FOURTH: To the Partnership or any of the obligors of the Indenture Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

Section 9.3. RIGHT TO CURE DEFAULTS. Upon the occurrence and during the continuance of any Event of Default, Mortgagee may, but without any obligation to do so and without notice to or demand on Mortgagor and without releasing Mortgagor from any obligation hereunder, make any payment or do any act required of Mortgagor hereunder in such manner and to such extent as Secured Parties may deem necessary to protect the security hereof. Mortgagee is authorized to enter upon the Property for such purposes, or appear in, defend, or bring any action or proceeding to protect its interest in the Property or to foreclose this Security Instrument or collect the Secured Obligations, and the reasonable cost and expense thereof (including attorneys' fees to the extent permitted by Applicable Laws) with interest as provided in this *Section 9.3*, shall constitute a portion of the Secured Obligations and shall be due and payable to Mortgagee on behalf of Secured Parties upon demand. All such costs and expenses incurred by Mortgagee or any Secured Party remedying such Event of Default or such failed payment or act or in appearing in, defending, or bringing any such action or proceeding shall bear interest at the rate of interest specified in Section 2.14 of the Indenture, if any (the "**Default Rate**"), for the period after notice from Mortgagee or any Secured Party that such cost or expense was incurred to the date of payment to Mortgagee or such Secured Party. All such costs and expenses incurred by Mortgagee or any Secured Party together with interest thereon calculated at the Default Rate shall be deemed to constitute a portion of the Secured Obligations and be secured by this Security Instrument and the other Note Documents and shall be immediately due and payable upon demand by Mortgagee or such Secured Party therefor.

Section 9.4. ACTIONS AND PROCEEDINGS. Mortgagee has the right to appear in and defend any action or proceeding brought with respect to the Property and to bring any action or proceeding, in the name and on behalf of Mortgagor, which Mortgagee, in its discretion, decides should be brought to protect its interest in the Property.

Section 9.5. RECOVERY OF SUMS REQUIRED TO BE PAID. Mortgagee and Secured Parties shall have the right from time to time to take action to recover any sum or sums which constitute a part of the Secured Obligations as the same become due, without regard to whether or not the balance of the Secured Obligations shall be due, and without prejudice to the right of Mortgagee and Secured Parties thereafter to bring an action of foreclosure, or any other action, for a default or defaults by Mortgagor existing at the time such earlier action was commenced.

Section 9.6. ADDITIONAL PROVISIONS. With respect to the Collateral, from the Effective Date until the Secured Obligations are paid and performed in full or this Security Instrument is otherwise released by written instrument executed by Mortgagee and authorized to be recorded in the applicable public records of the jurisdiction in which the Property is located, Mortgagee is hereby irrevocably appointed the true and lawful attorney of the Mortgagor (coupled with an interest), in its name and stead, to make all necessary conveyances, assignments, transfers and deliveries of the Collateral, and for that purpose Mortgagee may execute all necessary instruments of conveyance, assignment, transfer and delivery, and may substitute one or more Persons with such power, Mortgagor hereby ratifying and confirming all that its said attorney or such substitute or substitutes shall lawfully do by virtue hereof. Notwithstanding the foregoing, Mortgagor, if so requested by Mortgagee, shall ratify and confirm any such sale or sales by executing and delivering to Mortgagee or to such purchaser or purchasers all such instruments as may be advisable, in the judgment of Mortgagee, for such purpose, and as may be designated in such request. To the extent permitted by Applicable Laws, any such sale or sales made under or by virtue of this *Section 9.6* shall operate to divest all the estate, right, title, interest, claim and demand whatsoever, whether at law, or in equity, of Mortgagor in and to the properties and rights so sold, and shall be a perpetual bar both at law and in equity against Mortgagor and against any and all Persons claiming or who may claim the same, or any part thereof, from, through or under Mortgagor. Upon any sale made under or by virtue of this *Section 9.6*, Mortgagee may, to the extent permitted by Applicable Laws, bid for and acquire the Property or any part thereof and in lieu of paying

cash therefor may make settlement for the purchase price by crediting upon the Secured Obligations secured hereby the net sales price after deducting therefrom the expenses of the sale and the cost of the auction and any other sums which Mortgagee is authorized to deduct by Applicable Laws or under this Security Instrument. At any sale pursuant to this *Section 9.6*, whether made under power herein granted, under or as otherwise authorized by Applicable Laws, or by virtue of any judicial proceeding or any other legal right, remedy or recourse, it shall not be necessary for Mortgagee to be physically present, or to have constructive possession of, the Property, and the title to and right of possession of any such property shall pass to the purchaser thereof as completely as if the same had been actually presented and delivered to the purchaser at such sale.

Section 9.7. OTHER RIGHTS, ETC.

(a) The failure of Secured Parties or Mortgagee to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Security Instrument or any other Note Document. Mortgagor shall not be relieved of Mortgagor's obligations hereunder by reason of (i) the failure of Secured Parties or Mortgagee to comply with any request of Mortgagor or any guarantor or indemnitor with respect to the Indenture to take any action to foreclose this Security Instrument or otherwise enforce any of the provisions hereof or of the Indenture Notes or the other Note Documents, (ii) the release, regardless of consideration, of less than the whole of the Property, or of any Person liable for the Secured Obligations or any portion thereof unless, in connection with such release, Mortgagee releases of record this Security Instrument in its entirety, or (iii) any written agreement or stipulation by Mortgagee or Secured Parties extending the time of payment or otherwise modifying or supplementing the terms of the Indenture Notes, this Security Instrument or the other Note Documents (except to the extent of any such modification).

(b) It is agreed that the risk of loss or damage to the Property is on Mortgagor, and none of Mortgagee nor Secured Parties shall have any liability whatsoever for decline in the value of the Property, for failure to maintain the insurance policies required to be maintained pursuant to the Indenture or for failure to determine whether insurance in force is adequate as to the amount of risks insured. Possession by Mortgagee shall not be deemed an election of judicial relief if any such possession is requested or obtained with respect to any Property or collateral not in Mortgagee's possession.

(c) Mortgagee or Secured Parties may resort for the payment of the Secured Obligations to any other security held by Mortgagee or Secured Parties in such order and manner as Mortgagee or Secured Parties, in their discretion, may elect. Mortgagee or Secured Parties may take action to recover the Secured Obligations, or any portion thereof, or to enforce any covenant hereof without prejudice to the right of Mortgagee or Secured Parties thereafter to foreclose this Security Instrument. The rights of Mortgagee and Secured Parties under this Security Instrument shall be separate, distinct and cumulative and none shall be given effect to the exclusion of the others. No act of Secured Parties or Mortgagee shall be construed as an election to proceed under any one provision herein to the exclusion of any other provision. None of Secured Parties or Mortgagee shall be limited exclusively to the rights and remedies herein stated but shall be entitled to every right and remedy now or hereafter afforded at law or in equity.

(d) In the event of a foreclosure sale, whether made under the terms hereof, or under judgment of a court, the Collateral may, at the option of Mortgagee, be sold as a whole with the Land and Improvements.

Section 9.8. RIGHT TO RELEASE ANY PORTION OF THE PROPERTY. Subject to the provisions of the Indenture, Mortgagee may release any portion of the Property for such consideration as Mortgagee may require without, as to the remainder of the Property, in any way impairing or affecting the Lien or priority of this Security Instrument, or improving the position of any subordinate lien holder with respect thereto, except to the extent that the obligations hereunder shall have been reduced by the actual monetary consideration, if any, received by Mortgagee or any Secured Party for such release, and may accept by assignment, pledge or otherwise any other property in place thereof as Mortgagee may require without being accountable for so doing to any other lien holder. This Security Instrument shall continue as a Lien and security interest in the remaining portion of the Property.

Section 9.9. RIGHT OF ENTRY. Upon reasonable notice to Mortgagor, Mortgagee and its agents shall have the right to enter and inspect the Property at all reasonable times.

Section 9.10. BANKRUPTCY.

(a) Upon the occurrence and during the continuance of an Event of Default, Mortgagee shall have the right to proceed in its own name or in the name of Secured Parties or in the name of Mortgagor in respect of any claim, suit, action or proceeding relating to the rejection of any Lease, including, without limitation, the right to file and prosecute, to the exclusion of Mortgagor, any proofs of claim, complaints, motions, applications, notices and other documents, in any case in respect of the lessee under such Lease under the Bankruptcy Code.

(b) If there shall be filed by or against Mortgagor a petition under the Bankruptcy Code, as the same may be amended from time to time, and Mortgagor, as lessor under any Lease, shall determine to reject such Lease pursuant to Section 365(a) of the Bankruptcy Code, then Mortgagor shall give Mortgagee not less than ten (10) days' prior notice of the date on which Mortgagor shall apply to the bankruptcy court for authority to reject the Lease. Mortgagee shall have the right, but not the obligation, to serve upon Mortgagor within such ten-day period a notice stating that (i) Mortgagee demands that Mortgagor assume and assign the Lease to Mortgagee pursuant to Section 365 of the Bankruptcy Code and (ii) Mortgagee covenants to cure or provide adequate assurance of future performance under the Lease. If Mortgagee serves upon Mortgagor the notice described in the preceding sentence, Mortgagor shall not seek to reject the Lease and shall comply with the demand provided for in clause (i) of the preceding sentence within thirty (30) days after the notice shall have been given, subject to the performance by Mortgagee of the covenant provided for in clause (ii) of the preceding sentence.

Section 9.11. SALE OF OPERATING LEASE. The word "sale" as used in this *Article 9* with respect to the Operating Lease [or the Ground Lease, as applicable] shall mean the sale, transfer, assignment or conveyance for value of the leasehold interest of the Mortgagor in such Lease, together with all of the Mortgagor's right, title and interest in and to the other items comprising the Property.

Section 9.12. SUBROGATION. If any or all of the proceeds of the Indenture Notes have been used to extinguish, extend or renew any indebtedness heretofore existing against all or any portion of the Property, then, to the extent of the funds so used, Mortgagee and Secured Parties shall be subrogated to all of the rights, claims, Liens, titles, and interests existing against the Property heretofore held by, or in favor of, the holder of such indebtedness and such former rights, claims, Liens, titles, and interests, if any, are not waived but rather are continued in full force and effect in favor of Mortgagee and Secured Parties and are merged with the Lien and security interest created herein as cumulative security for the payment and performance of the Secured Obligations.

ARTICLE 10

INDEMNIFICATIONS

Section 10.1. GENERAL INDEMNIFICATION. The terms and conditions of the second paragraph of Section 7.07 of the Indenture regarding indemnification are hereby incorporated herein by reference, and are hereby made a part of this Security Instrument to the same extent and with the same force as if fully set forth herein; provided the terms "Trustee" and "Indemnified Party" as used therein shall, solely for purposes herein, be replaced with the term "Indemnified Party" (as defined in this Security Instrument), the term "Indenture" as used therein shall, solely for purposes herein, be replaced with the term "Security Instrument", and the term "Claims" as used therein shall, solely for purposes herein, be amended to exclude subsection (b) thereof and include: (a) any accident, injury to or death of persons or loss of or damage to property occurring in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (b) any use, nonuse or condition in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (c) performance of any labor services or the furnishing of any materials or other property in respect of the Property or any part thereof; (d) any failure of the Property to be in compliance with any Applicable Laws; (e) any and all claims and demands whatsoever which may be asserted against Mortgagee or any Secured Party by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in the Operating Lease or any Lease [(including the Ground Lease)]; or (f) the payment of any commission charge or brokerage fee to anyone which may be payable in connection with the Secured Obligations.

Section 10.2. MORTGAGE AND/OR INTANGIBLE TAX. Mortgagor shall, at its sole cost and

expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified Party and directly or indirectly arising out of or in any way relating to any tax on the making and/or recording of this Security Instrument or any other Note Document.

Section 10.3. MORTGAGEE'S RIGHTS. Mortgagee and any other Person designated by Mortgagee, including, but not limited to, any representative of a governmental authority, and any environmental consultant, and any receiver appointed by any court of competent jurisdiction, shall have the right, but not the obligation, to enter upon the Property at all reasonable times to assess any and all aspects of the environmental condition of the Property and its use, including, but not limited to, conducting any environmental assessment or audit (the scope of which shall be determined in Mortgagee's sole (but reasonable) discretion) and taking samples of soil, groundwater or other water, air, or building materials, and conducting other invasive testing. Mortgagor shall cooperate with and provide access to Mortgagee and any such Person designated by Mortgagee. Mortgagee agrees that it shall not exercise its rights under this *Section 10.3* more frequently than once per calendar year unless Mortgagee reasonably believes that an Event of Default has occurred and is continuing.

ARTICLE 11

WAIVERS AND OTHER MATTERS

Section 11.1. WAIVER OF COUNTERCLAIM. Mortgagor hereby waives the right to assert a counterclaim, other than a mandatory or compulsory counterclaim, in any action or proceeding brought against it by Mortgagee or any Secured Party arising out of or in any way connected with this Security Instrument, the Property, the Indenture Notes, the Indenture, any of the other Note Documents, or the Secured Obligations.

Section 11.2. MARSHALLING AND OTHER MATTERS. Mortgagor hereby waives, to the extent permitted by Applicable Laws, the benefit of all Applicable Laws now or hereafter in force regarding homestead, dower, elective or distributive share, appraisement, valuation, stay, extension, reinstatement and redemption and all rights of marshalling in the event of any sale hereunder of the Property or any part thereof or any interest therein and all other rights and exemptions of every kind, all of which are hereby expressly waived. Further, Mortgagor hereby expressly waives any and all rights of redemption (statutory or otherwise) and the equity of redemption from sale under any order or decree of foreclosure of this Security Instrument on behalf of Mortgagor, and on behalf of each and every Person acquiring any interest in or title to the Property subsequent to the date of this Security Instrument and on behalf of all Persons to the extent permitted by Applicable Laws.

Section 11.3. WAIVER OF NOTICE. Mortgagor shall not be entitled to any notices of any nature whatsoever from Secured Parties or Mortgagee except with respect to matters for which this Security Instrument or the Indenture or any other Note Documents specifically and expressly provides for the giving of notice by Secured Parties or Mortgagee to Mortgagor and except with respect to matters for which Mortgagor is not permitted by Applicable Laws to waive its right to receive notice, and Mortgagor hereby expressly waives presentment, demand, protest, notice of protest and non-payment, or other notice of default, notice of acceleration and intention to accelerate or other notice of any kind from Secured Parties or Mortgagee with respect to any matter for which this Security Instrument or Applicable Laws do not specifically and expressly provide for the giving of notice by Secured Parties or Mortgagee to Mortgagor.

Section 11.4. WAIVER OF STATUTE OF LIMITATIONS. Mortgagor hereby expressly waives and releases to the fullest extent permitted by Applicable Laws, the pleading of any statute of limitations as a defense to payment or performance of the Secured Obligations.

Section 11.5. SOLE DISCRETION OF MORTGAGEE. Whenever pursuant to this Security Instrument, Mortgagee exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Mortgagee, the decision of Mortgagee to approve or disapprove or to decide whether arrangements or terms are satisfactory or not satisfactory shall (except as is otherwise specifically provided herein or in the Indenture) be in the sole discretion of Mortgagee and shall be final and conclusive.

Section 11.6. WAIVER OF TRIAL BY JURY. MORTGAGOR HEREBY IRREVOCABLY WAIVES,

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SECURITY INSTRUMENT OR ANY OTHER NOTE DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). MORTGAGOR CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER.

Section 11.7. WAIVER OF FORECLOSURE DEFENSE. Mortgagor hereby waives any defense Mortgagor might assert or have by reason of Mortgagee's failure to make any Tenant of the Property a party defendant in any foreclosure proceeding or action instituted by Mortgagee.

Section 11.8. MORTGAGOR'S KNOWLEDGE. MORTGAGOR SPECIFICALLY ACKNOWLEDGES AND AGREES (a) THAT IT HAS A DUTY TO READ THIS SECURITY INSTRUMENT AND THAT IT IS CHARGED WITH NOTICE AND KNOWLEDGE OF THE TERMS HEREOF, (b) THAT IT HAS IN FACT READ THIS SECURITY INSTRUMENT AND IS FULLY INFORMED AND HAS FULL NOTICE AND KNOWLEDGE OF THE TERMS, CONDITIONS AND EFFECTS OF THIS SECURITY INSTRUMENT, (c) THAT IT HAS BEEN REPRESENTED BY LEGAL COUNSEL OF ITS CHOICE THROUGHOUT THE NEGOTIATIONS PRECEDING ITS EXECUTION OF THIS SECURITY INSTRUMENT AND HAS RECEIVED THE ADVICE OF SUCH COUNSEL IN CONNECTION WITH ENTERING INTO THIS SECURITY INSTRUMENT, AND (d) THAT IT RECOGNIZES THAT CERTAIN OF THE TERMS OF THIS SECURITY INSTRUMENT PROVIDE FOR (i) CERTAIN WAIVERS AND (ii) THE ASSUMPTION BY ONE PARTY OF, AND/OR RELEASE OF THE OTHER PARTY FROM, CERTAIN LIABILITIES THAT SUCH PARTY MIGHT OTHERWISE BE RESPONSIBLE FOR UNDER APPLICABLE LAWS. MORTGAGEE FURTHER AGREES AND COVENANTS THAT IT WILL NOT CONTEST THE VALIDITY OR ENFORCEABILITY OF ANY SUCH PROVISIONS OF THIS SECURITY INSTRUMENT ON THE BASIS THAT THE PARTY HAD NO NOTICE OR KNOWLEDGE OF SUCH PROVISION OR THAT SUCH PROVISIONS ARE NOT "CONSPICUOUS."

Section 11.9. USURY SAVINGS PROVISIONS. It is the intent of Mortgagee, Secured Parties and Mortgagor in the execution of the Indenture and the other Note Documents and any other written or oral agreement by Mortgagor in favor of Mortgagee and Secured Parties to contract in strict compliance with Applicable Laws with respect to usury. In furtherance thereof, Mortgagee, Secured Parties and Mortgagor stipulate and agree that none of the terms and provisions contained in the Indenture and the other Note Documents or in any other written or oral agreement by Mortgagor, the Companies or the Issuer in favor of Mortgagee and Secured Parties, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, or interest at a rate in excess of the maximum interest rate permitted to be charged by Applicable Laws; that neither Mortgagor nor any guarantors, endorsers or other Persons now or hereafter becoming liable for payment of the Secured Obligations are agreeing to pay at a rate in excess of the maximum interest that may be lawfully charged under Applicable Laws; and that the provisions of this subsection shall control over all other provisions of the Indenture, the other Note Documents or any other oral or written agreements which may be in apparent conflict herewith. Mortgagee and Secured Parties expressly disavow any intention to charge or collect excessive unearned interest or finance charges in the event the maturity of the Secured Obligations or the remaining Secured Obligations are accelerated. If the maturity of the Secured Obligations or the remaining Secured Obligations shall be accelerated for any reason or if the principal of the Secured Obligations or the remaining Secured Obligations are paid prior to the maturity of the Indenture Notes or the Secured Obligations, as applicable, and as a result thereof the interest received for the actual period of existence of the Indenture Notes or the Secured Obligations, as applicable, exceeds the applicable maximum lawful rate, Mortgagee and Secured Parties shall, at Mortgagee's option, either refund to Mortgagor the amount of such excess or credit the amount of such excess against the principal balance of the Secured Obligations then outstanding and thereby shall render inapplicable any and all penalties of any kind provided by Applicable Laws as a result of such excess interest. In the event that Mortgagee and Secured Parties shall contract for, charge or receive any amount or amounts and/or any other thing of value which are determined to constitute interest which would increase the effective interest rate on the Indenture Notes or the Secured Obligations to a rate in excess of that permitted to be charged by Applicable Laws, an amount equal to interest in excess of the lawful rate shall, upon such determination, at the option of Mortgagee, be either immediately returned to Mortgagor or credited

against the Secured Obligations then outstanding, in which event any and all penalties of any kind under Applicable Laws as a result of such excess interest shall be inapplicable.

ARTICLE 12

CROSS-COLLATERALIZATION

Section 12.1. CROSS-COLLATERALIZATION. Mortgagor acknowledges that the Secured Obligations are secured by this Security Instrument together with those certain other Deeds of Trust (as defined in the Indenture) now or hereafter given by Mortgagor or certain Affiliates of Mortgagor to Mortgagee or to certain trustees in trust and for the benefit of Mortgagee (whether one or more, collectively, the "**Other Mortgages**") securing the Secured Obligations and encumbering the real and personal property more particularly described in the Other Mortgages (such real and personal property, collectively, the "**Other Properties**"), all as more particularly set forth in the Indenture. Upon the occurrence and during the continuance of an Event of Default, Mortgagee shall have the right to institute (or, if applicable, with respect to Other Mortgages, direct the trustees appointed pursuant to such Other Mortgages) to institute a proceeding or proceedings for the total or partial foreclosure of this Security Instrument and any or all of the Other Mortgages whether by court action, power of sale or otherwise, under Applicable Laws, for all of the Secured Obligations and the Lien and the security interest created by the Other Mortgages shall continue in full force and effect without loss of priority as a Lien and security interest securing the payment of that portion of the Secured Obligations then due and payable but still outstanding. Mortgagor acknowledges and agrees that the Property and the Other Properties are located in one or more states and/or counties, and therefore Mortgagee shall be permitted to, or as the case may be, to direct certain named trustees to, enforce payment and performance of the Secured Obligations and the performance of any term, covenant or condition of the Indenture, this Security Instrument, the Other Mortgages or the other Note Documents and exercise any and all rights and remedies under the Indenture, this Security Instrument, the other Note Documents or the Other Mortgages or, as provided by law or at equity, by one or more proceedings, whether contemporaneous, consecutive or both, to be determined by Mortgagee, in its sole discretion, in any one or more of the states or counties in which the Property or any of the Other Properties are located. Neither the acceptance of this Security Instrument, the Other Mortgages or the other Note Documents nor the enforcement thereof in any one state or county, whether by court action, foreclosure, power of sale or otherwise, shall prejudice or in any way limit or preclude enforcement by court action, foreclosure, power of sale or otherwise, of the Indenture Notes, this Security Instrument, the Other Mortgages or the other Note Documents through one or more additional proceedings in that state or county or in any other state or county. Any and all sums received by Mortgagee or any Secured Party under the Indenture Notes, this Security Instrument, and the other Note Documents shall be applied to the Secured Obligations in such order and priority as Mortgagee shall determine, in its sole discretion, without regard to any portion of the Secured Obligations allocated to any Property or any of the Other Properties or the appraised value of the Property or any of the Other Properties.

ARTICLE 13

MORTGAGEE AND NOTICES

Section 13.1. FAILURE TO ACT. Notwithstanding anything to the contrary contained herein or in any other Note Document, the failure of Mortgagee to take any action hereunder or under any other Note Document shall not (a) be deemed to be a waiver of any term or condition of this Security Instrument or any of the other Note Documents, (b) adversely affect any rights of Mortgagee or any Secured Party hereunder or under any other Note Document, or (c) relieve Mortgagor of any of Mortgagor's obligations hereunder or under any other Note Document.

Section 13.2. NOTICES. All notices or other written communications hereunder shall be delivered in accordance with the applicable terms and conditions of the Indenture (including that notices to Mortgagor shall be sent to Mortgagor in care of FelCor at the address set forth for FelCor in the Indenture); provided, however, that any notice given in accordance with the requirements of any applicable statute (including, without limitation, statutes governing foreclosure or notices of foreclosure) shall be effective when given in accordance with statutory requirements, notwithstanding anything to the contrary contained herein or in any other Note Document.

ARTICLE 14

APPLICABLE LAWS

Section 14.1. GOVERNING LAWS; JURISDICTION; ETC.

(a) GOVERNING LAW. THIS SECURITY INSTRUMENT SHALL IN ALL RESPECTS (INCLUDING WITH RESPECT TO THE LIEN AND SECURITY INTEREST CREATED PURSUANT TO *SECTION 2.6*) BE GOVERNED, CONSTRUED, APPLIED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (OTHER THAN THOSE CONFLICT OF LAW PROVISIONS THAT WOULD DEFER TO THE SUBSTANTIVE LAWS OF ANOTHER JURISDICTION). WITHOUT IN ANY WAY LIMITING THE PRECEDING CHOICE OF LAW, THE PARTIES ELECT TO BE GOVERNED BY NEW YORK LAW IN ACCORDANCE WITH, AND ARE RELYING (AT LEAST IN PART) ON, SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT WITH RESPECT TO THE CREATION, PERFECTION, PRIORITY AND ENFORCEMENT OF THE LIENS AND SECURITY INTERESTS CREATED BY THIS SECURITY INSTRUMENT (OTHER THAN THE LIEN AND SECURITY INTEREST CREATED PURSUANT TO *SECTION 2.6*) AND THE DETERMINATION OF DEFICIENCY JUDGMENTS, THE LAWS OF THE STATE WHERE THE PROPERTY IS LOCATED SHALL APPLY.

(b) SUBMISSION TO JURISDICTION. WITH RESPECT TO ANY CLAIM OR ACTION ARISING UNDER THIS SECURITY INSTRUMENT, MORTGAGOR (A) IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK, NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF, AND (B) IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING ON VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECURITY INSTRUMENT BROUGHT IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS SECURITY INSTRUMENT WILL BE DEEMED TO PRECLUDE COLLATERAL AGENT FROM BRINGING AN ACTION OR PROCEEDING WITH RESPECT HERETO IN ANY OTHER JURISDICTION.

(c) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN *SECTION 13.2*. NOTHING IN THIS SECURITY INSTRUMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAWS.

Section 14.2. PROVISIONS SUBJECT TO APPLICABLE LAWS. All rights, powers and remedies provided in this Security Instrument may be exercised only to the extent that the exercise thereof does not violate Applicable Laws and are intended to be limited to the extent necessary so that they will not render this Security Instrument invalid, unenforceable or not entitled to be recorded, registered or filed under Applicable Laws. If any term of this Security Instrument or any application thereof shall be invalid or unenforceable, the remainder of this Security Instrument and any other application of the term shall not be affected thereby.

ARTICLE 15

MISCELLANEOUS PROVISIONS

Section 15.1. NO ORAL CHANGE. This Security Instrument, and any provisions hereof, may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Mortgagor, Secured Parties or Mortgagee but only in accordance with the terms of the Indenture and in writing signed by Mortgagor and Mortgagee.

Section 15.2. SUCCESSORS AND ASSIGNS; JOINT AND SEVERAL. This Security Instrument shall be binding upon and inure to the benefit of Mortgagor, Mortgagee and Secured Parties and their respective

successors and assigns forever. If Mortgagor consists of more than one Person, the obligations and liabilities of each such Person hereunder shall be joint and several.

Section 15.3. INAPPLICABLE PROVISIONS. If any term, covenant or condition of the Indenture, the Indenture Notes or this Security Instrument is held to be invalid, illegal or unenforceable in any respect, the Indenture, the Indenture Notes and this Security Instrument shall be construed without such provision.

Section 15.4. HEADINGS, ETC. The headings and captions of various Sections of this Security Instrument are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

Section 15.5. NUMBER AND GENDER. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

Section 15.6. ENTIRE AGREEMENT. This Security Instrument and the other Note Documents contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, are superseded by the terms of this Security Instrument and the other Note Documents.

Section 15.7. LIMITATION ON MORTGAGEE'S OR SECURED PARTIES' RESPONSIBILITY. Subject to Section 10.1, no provision of this Security Instrument shall operate to place any obligation or liability for the control, care, management or repair of the Property upon Secured Parties or Mortgagee, nor shall it operate to make Secured Parties or Mortgagee responsible or liable for any waste committed on the Property by the Tenants or any other Person, or for any dangerous or defective condition of the Property, or for any negligence in the management, upkeep, repair or control of the Property resulting in loss or injury or death to any tenant, licensee, employee or stranger. Nothing herein contained shall be construed as constituting Secured Parties or Mortgagee a "mortgagee in possession."

Section 15.8. DUPLICATE ORIGINALS; COUNTERPARTS. This Security Instrument may be executed in any number of duplicate originals and each duplicate original shall be deemed to be an original. This Security Instrument may be executed in several counterparts, each of which shall be deemed an original instrument and all of which together shall constitute a single Security Instrument.

Section 15.9. COVENANTS TO RUN WITH THE LAND. All of the grants, covenants, terms, provisions and conditions in this Security Instrument shall run with the Land and the Mortgagor's interest therein and shall apply to, and bind the successors and assigns of, the Mortgagor.

Section 15.10. CONCERNING MORTGAGEE.

(a)   The Mortgagee has been appointed as Collateral Agent pursuant to the Indenture. The actions of the Mortgagee hereunder are subject to the provisions of the Indenture. The Mortgagee shall have the right hereunder to make demands, to give notices, to exercise or refrain from exercising any rights, and to take or refrain from taking action (including, without limitation, the release or substitution of the Property), in accordance with this Security Instrument and the Indenture. The Mortgagee may employ agents and attorneys-in-fact in connection herewith and shall not be liable for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith. The Mortgagee may resign and a successor Mortgagee may be appointed in the manner provided in the Indenture. Upon the acceptance of any appointment as the Mortgagee by a successor Mortgagee, that successor Mortgagee shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of, and assume, from and after the date of acceptance of any such appointment, the obligations of, the retiring Mortgagee under this Security Instrument, and the retiring Mortgagee shall thereupon be discharged from its duties and obligations under this Security Instrument. After any retiring Mortgagee's resignation, the provisions hereof shall bind and inure to its benefit as to any actions taken or omitted to be taken by it under this Security Instrument while it was the Mortgagee.

(b)   The Mortgagee shall be deemed to have exercised reasonable care in the custody and preservation

of the Property in its possession if such Property is accorded treatment substantially equivalent to that which the Mortgagee, in its individual capacity, accords its own property consisting of similar property, instruments or interests, it being understood that neither the Mortgagee nor any of the Secured Parties shall have responsibility for taking any necessary steps to preserve rights against any Person with respect to any Property.

(c)   The Mortgagee shall be entitled to rely upon any written notice, statement, certificate, order or other document or any telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person, and, with respect to all matters pertaining to this Security Instrument and its duties hereunder, upon advice of counsel selected by it.

(d)   With respect to any of its rights and obligations as a Secured Party, the Mortgagee shall have and may exercise the same rights and powers hereunder. The Mortgagee may accept deposits from, lend money to, and generally engage in any kind of banking, trust or other business with the Mortgagor or any Affiliate of the Mortgagor to the same extent as if the Mortgagee were not acting as Collateral Agent.

Section 15.11.   MORTGAGEE MAY PERFORM; MORTGAGEE APPOINTED ATTORNEY-IN-FACT. If the Mortgagor shall fail to perform any covenants contained in this Security Instrument (including, without limitation, the Mortgagor's covenants to (i) pay the premiums in respect of all required insurance policies hereunder or under the Indenture, (ii) pay Other Charges, (iii) make repairs, (iv) discharge Liens or (v) pay or perform any obligations of the Mortgagor under any Property) or if any warranty on the part of the Mortgagor contained herein shall be breached, the Mortgagee may (but shall not be obligated to), do the same or cause it to be done or remedy any such breach, and may expend funds for such purpose; provided, however, that the Mortgagee shall in no event be bound to inquire into the validity of any tax, Lien, imposition or other obligation which the Mortgagor fails to pay or perform as and when required hereby and which the Mortgagor does not contest in accordance with the provisions of the Indenture. Any and all amounts so expended by the Mortgagee shall be paid by the Mortgagor in accordance with the provisions of the Indenture and repayment shall be secured by this Security Instrument. Neither the provisions of this *Section 15.11* nor any action taken by the Mortgagee pursuant to the provisions of this *Section 15.11* shall prevent any such failure to observe any covenant contained in this Security Instrument nor any breach of warranty from constituting an Event of Default. The Mortgagor hereby appoints the Mortgagee as attorney-in-fact, with full power and authority in the place and stead of the Mortgagor and in the name of the Mortgagor, or otherwise, from time to time in the Mortgagee's discretion to take any action and to execute any instrument consistent with the terms hereof and the other Note Documents which the Mortgagee may deem necessary or advisable to accomplish the purposes hereof (but the Mortgagee shall not be obligated to and shall have no liability to the Mortgagor or any third party for failure to so do or take action). The foregoing grant of authority is a power of attorney coupled with an interest and such appointment shall be irrevocable for the term hereof. The Mortgagor hereby ratifies all that such attorney shall lawfully do or cause to be done by virtue hereof.

Section 15.12.   CONTINUING SECURITY INTEREST; ASSIGNMENT. This Security Instrument shall create a continuing Lien on and security interest in the Property and shall (i) be binding upon the Mortgagor, its successors and assigns and (ii) inure, together with the rights and remedies of the Mortgagee hereunder, to the benefit of the Mortgagee for the benefit of the Secured Parties and each of their respective successors, transferees and assigns. No other Persons (including, without limitation, any other creditor of any of the Companies, the Issuer or Mortgagor) shall have any interest herein or any right or benefit with respect hereto. Without limiting the generality of the foregoing clause (ii), any Secured Party may assign or otherwise transfer any indebtedness held by it secured by this Security Instrument to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Secured Party, herein or otherwise, subject, however, to the provisions of the Indenture and this Security Instrument. The Mortgagor agrees that its obligations hereunder and the security interest created hereunder shall continue to be effective or be reinstated, as applicable, if at any time payment, or any part thereof, of all or any part of the Secured Obligations is rescinded or must otherwise be restored by the Secured Party upon the bankruptcy or reorganization of any of the Mortgagor, the Issuer or the Companies or otherwise.

Section 15.13.   TERMINATION; RELEASE. In accordance with the terms of the Indenture and this Security Instrument, when all the Secured Obligations have been paid in full this Security Instrument shall terminate. Upon termination hereof or any release of the Property or any portion thereof in accordance with the

provisions of the Indenture and this Security Instrument, the Mortgagee shall, upon the request and at the sole cost and expense of the Mortgagor, forthwith assign, transfer and deliver to the Mortgagor, against receipt and without recourse to or warranty by the Mortgagee, such of the Property to be released (in the case of a release) as may be in possession of the Mortgagee and as shall not have been sold or otherwise applied pursuant to the terms hereof, and, with respect to any such Property, proper documents and instruments (including UCC-3 termination statements or releases) acknowledging the termination hereof or the release of such Property, as the case may be.

Section 15.14. RELATIONSHIP. The relationship of the Mortgagee to the Mortgagor hereunder is strictly and solely that of mortgagor and mortgagee and nothing contained in the Indenture, this Security Instrument, or any other document or instrument now existing and delivered in connection therewith or otherwise in connection with the Secured Obligations is intended to create, or shall in any event or under any circumstance be construed as creating a partnership, joint venture, tenancy‑in‑common, joint tenancy or other relationship of any nature whatsoever between the Mortgagee and the Mortgagor other than as mortgagor and mortgagee.

ARTICLE 16

THIRD PARTY GRANTOR PROVISIONS

Section 16.1. THIRD PARTY GRANTOR. Each Mortgagor agrees to the provisions of this *Article 16* with respect to its interest in the Property encumbered by this Security Instrument and the obligations secured hereby to the extent the proceeds of the Secured Obligations have been paid to or for the benefit of a Person (the "**Third Party Borrower**") other than such Mortgagor (including, without limitation, the Issuer and the Companies).

Section 16.2. AUTHORIZATIONS TO MORTGAGEE. Mortgagor authorizes Mortgagee, without notice or demand and without affecting their liability hereunder, from time to time to (i) renew, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Secured Obligations or any part thereof, including increase or decrease of the rate of interest thereon; (ii) take and hold other security for the payment of the Secured Obligations, and exchange, enforce, waive and release any such security; (iii) apply such security and direct the order or manner of sale thereof, including, without limitation, a non-judicial sale permitted by the terms of this Security Instrument or the Indenture as Mortgagee in its discretion may determine; and (iv) release or substitute any one or more of the endorsers or guarantors of any Secured Obligations.

Section 16.3. MORTGAGOR'S WARRANTIES. Mortgagor warrants that: (i) this Security Instrument is executed at the request of Third Party Borrower; and (ii) Mortgagor has adequate means of obtaining from Third Party Borrower on a continuing basis financial and other information pertaining to Third Party Borrower's financial condition without relying on Mortgagee therefor. Mortgagor agrees to keep adequately informed from such means of any facts, events or circumstances which Mortgagor considers material or which might in any way affect Mortgagor's risks hereunder. With respect to information or material acquired in the normal course of Mortgagee's relationship with Third Party Borrower, Mortgagor agrees that Mortgagee shall have no obligation to disclose such information or material to Mortgagor.

Section 16.4. MORTGAGOR'S WAIVERS.

(a) Mortgagor waives any right to require Mortgagee to (A) proceed against any Person, including Third Party Borrower; (B) proceed against or exhaust any Collateral held from Third Party Borrower, any endorser or guarantor or any other person; (C) give notice of terms, time and place of any public or private sale of personal property or real property security held from Mortgagors; (D) pursue any other remedy in Mortgagee's power; or (E) make any presentments, demands for performance, or give any notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any obligations or evidences of indebtedness held by Mortgagee as security, in connection with any obligations or evidences of indebtedness which constitute in whole or in part the indebtedness secured hereunder, or in connection with the creation of new or additional indebtedness. Mortgagor agrees that, in case of an Event of Default and foreclosure, Mortgagee may enforce this Security Instrument against any or all interests encumbered by this Security Instrument in a single proceeding.

(b)   Mortgagor waives any defense arising by reason of (A) any disability or other defense of Third Party Borrower, any endorser or guarantor or any other Person; (B) the cessation from any cause whatsoever, other than payment in full of the indebtedness of Third Party Borrower, of the liability of any endorser or guarantor or any other Person; (C) the application by Third Party Borrower of the proceeds of any indebtedness for purposes other than the purpose represented by Third Party Borrower to Mortgagee or intended or understood by Mortgagee or Mortgagor; (D) any act or omission by Mortgagee which directly or indirectly results in or aids the discharge of Third Party Borrower or of any indebtedness by operation of law or otherwise; (E) any modification to any secured indebtedness, and including, without limitation, the renewal, extension, acceleration or other change in time for payment of the indebtedness, or other change in the terms of the indebtedness or any part thereof, including an increase or decrease of the rate of interest thereon; and (F) all suretyship and guarantor's defenses generally.

(c)   Mortgagor shall have no right of subrogation, and Mortgagor further waives any right to enforce any remedy which Mortgagee now has or may hereafter have against Third Party Borrower, any endorser or guarantor or any other Person, and waives any benefit of, or any right to participate in, any security whatsoever now or hereafter held by Mortgagee from Third Party Borrower or any other Person.

Section 16.5.   <u>FURTHER EXPLANATION OF WAIVERS</u>. Mortgagor waives all rights and defenses that the Mortgagor may have because the Third Party Borrower's debt is secured by real property. This means, among other things:

(a)   The Mortgagee may foreclose against the Mortgagor's interests without first foreclosing on any real or personal property collateral pledged by the Third Party Borrower;

(b)   If the Mortgagee forecloses on any real property collateral pledged by the Third Party Borrower: (A) the amount of the debt may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and (B) the Mortgagee may foreclose against the Mortgagor's interests even if the Mortgagee, by foreclosing on the Third Party Borrower's interests, has destroyed any right the Mortgagor may have to collect from the Third Party Borrower.

This is an unconditional and irrevocable waiver of any rights and defenses the Mortgagor may have because the Third Party Borrower's debt is secured by the Third Party Borrower's interest in real property.

Section 16.6.   <u>MORTGAGOR'S UNDERSTANDINGS WITH RESPECT TO WAIVERS</u>.

(a)   Mortgagor warrants and agrees that Mortgagor has had all necessary opportunity to secure any advice which Mortgagor desires with respect to each of the waivers set forth above, that such waivers are made with Mortgagor's full knowledge of their significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law.

(b)   Notwithstanding the foregoing, all waivers in this Article 16 shall be effective only to the extent permitted by Applicable Laws.

ARTICLE 17

STATE SPECIFIC PROVISIONS

[Local counsel to provide]

[Remainder of page intentionally blank.
Signature pages follow.]

EXECUTED as of the Effective Date.

OWNER:

[   ],

a [   ] [   ]

By: _____
          Name:
          Title:

State of _____

County of _____

Personally appeared before me, the undersigned, a Notary Public having authority within the State and County aforesaid, _____, with whom I am personally acquainted, and who acknowledged that _he executed the within instrument for the purposes therein contained, and who further acknowledged that _he is the/a (n) _____ of [   ], L.L.C., a [   ] [   ], and executed this instrument on behalf of said limited liability company.
WITNESS my hand, at office, this __ day of _____, 2011.

_____
Notary Public

My Commission Expires:_____

Name:_____

EXECUTED as of the Effective Date.

OPERATOR:

[   ]., a [   ] [   ]

By: _____
            Name:
            Title:

State of _____
County of _____

Personally appeared before me, the undersigned, a Notary Public having authority within the State and County aforesaid, _____, with whom I am personally acquainted, and who acknowledged that _he executed the within instrument for the purposes therein contained, and who further acknowledged that _he is the/a (n) _____ of [   ], a [   ] [   ], and executed this instrument on behalf of said limited liability company.
WITNESS my hand, at office, this __ day of _____, 2011.

_____
Notary Public

My Commission Expires:_____
Name:_____

[EXHIBIT A: LEGAL DESCRIPTION OF [FEE] LAND]

[EXHIBIT B: DESCRIPTION OF [   ] GROUND LEASE]

[EXHIBIT C: DESCRIPTION OF [   ] GROUND LEASE]

SCHEDULE I

MAJOR LEASE

[Insert or indicate none.]

Exhibit 10.2

PLEDGE AGREEMENT

This **PLEDGE AGREEMENT** (this "Agreement"), dated as of May 23, 2011, among FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership"), FELCOR/LAX HOLDINGS, L.P., a Delaware limited partnership, FELCOR/LAX HOTELS, L.L.C., a Delaware limited liability company (the "Subsidiary Assignors" and together with the Partnership each an "Assignor" and collectively, the "Assignors"), and FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor" and together with the Partnership, the "Companies"), in favor of DEUTSCHE BANK TRUST COMPANY AMERICAS, in its capacity as Collateral Agent for the Secured Parties (as defined below) (the "Assignee").

WHEREAS, the Assignors are the legal and beneficial owners of the ownership interests of those certain Subsidiaries (each a "Subsidiary" and collectively, the "Subsidiaries") more particularly described on Exhibit A attached hereto (the "Subsidiary Ownership Interests");

WHEREAS, FelCor Escrow Holdings, L.L.C. ("Escrow Subsidiary"), Wilmington Trust Company, as trustee (the "Trustee"), Deutsche Bank Trust Company Americas, as collateral agent (the "Collateral Agent") and Deutsche Bank Trust Company Americas, as Registrar and Paying Agent (the "Paying Agent") have entered into that certain Indenture dated as of May 10, 2011 (the "Indenture") by and among Escrow Subsidiary, the Trustee, the Collateral Agent and the Paying Agent, with respect to Escrow Subsidiary's 6.75% Senior Secured Notes due 2019 (together with any additional Notes issued pursuant to the Indenture from time to time and the Exchange Notes (as such term is defined in the Indenture), collectively, the "Notes");

WHEREAS, the Partnership, FelCor, Escrow Subsidiary, the subsidiary guarantors, the Trustee, the Collateral Agent and the Paying Agent have executed a supplemental indenture to the Indenture dated as of May 23, 2011 (the "Supplemental Indenture"), by which the Partnership has assumed the rights and obligations of Escrow Subsidiary under the Indenture (the Indenture, as modified by the Supplemental Indenture, and as further amended, supplemented or otherwise modified, the "Indenture");

WHEREAS, it is a requirement under the Indenture that the Assignors execute and deliver to the Assignee a pledge agreement in substantially the form hereof so that the Notes and related guarantees issued under the Indenture shall be secured by the Collateral (as defined below) that is granted to secure the Secured Obligations (as defined below) under the Indenture; and

WHEREAS, the Assignors and the Companies are part of a group of related companies, and the Assignors have received and/or expect to receive substantial direct and indirect benefits from the proceeds from the offering and sale of the Notes (which benefits are hereby acknowledged);

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

All terms not specifically defined herein, which terms are defined in the Uniform Commercial Code as in effect in the State of New York, shall have the meanings assigned to them therein. The following terms shall have the following meanings herein:

Assigned Interests. See § 2.1 hereof.

Assignee. See preamble.

Assignors. See preamble.

Assignor Organizational Documents. The charter, bylaws, partnership agreements or other constitutive documents of each of the Assignors.

Business Day. Any day on which banks are open for business in New York, New York.

Cash Collateral. See § 4.2.

Cash Collateral Account. See § 4.2.

Collateral. The Assigned Interests, the Cash Collateral, the Cash Collateral Account, and all other property now or hereafter pledged or assigned to the Assignee by the Assignors hereunder, and all income therefrom, increases therein and proceeds thereof.

Collateral Documents. As defined in the Indenture.

Companies. See preamble.

Event of Default. As defined in the Indenture.

FelCor. See preamble.

Indenture. See preamble.

Issuer Partnership Agreement. The Second Amended and Restated Agreement of Limited Partnership dated as of December 31, 2001, as amended by Addendum No. 1 (and the annexes thereto), Addendum No. 2, Addendum No. 3, Addendum No. 4, First Amendment dated as of April 1, 2002, Second Amendment dated as of August 31, 2002, Third Amendment dated as of October 1, 2002, Fourth Amendment dated as of July 1, 2003, Fifth Amendment dated as of April 2, 2004, Sixth Amendment dated as of August 23, 2004, Seventh Amendment dated as of April 7, 2005, and Eighth Amendment dated as of August 30, 2005, as the same may be further amended or amended and restated from time to time.

Noteholders. As defined in the Indenture.

Partnership. See preamble.

Secured Obligations. (i) all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Company or any Assignor at the rate provided for in the respective documentation, whether or not such claim for post-petition interest is allowed in any such proceeding)) owing to the Collateral Agent, the Trustee and the Noteholders, pursuant to the Notes, under the Indenture, the Notes and the Collateral Documents and the due performance and compliance by the Companies and the Assignors with all of the terms, conditions and agreements contained in the Notes, the Indenture and the Collateral Documents, as applicable; (ii) any and all sums advanced by the Collateral Agent in accordance with the Indenture or any of the Collateral Documents in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceedings for the collection or enforcement of any indebtedness, obligations, or liabilities of the Companies and the Assignors referred to in clause (i) above, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral,

or of any exercise by the Collateral Agent of its rights hereunder, together with reasonable attorneys' fees and court costs.

Secured Parties. The Collateral Agent, the Trustee and the Noteholders.

Subsidiary. See preamble.

Subsidiary Assignor. See preamble.

Subsidiary Organizational Documents. The charter, bylaws, partnership agreements or other constitutive documents of each Subsidiary listed on Exhibit A whose ownership interests are being pledged under this Agreement.

Subsidiary Ownership Interests. See preamble.

Time Deposits. See § 4.2.

Trustee. Wilmington Trust Company in its capacity as Trustee under the Indenture.

2. **PLEDGE.**

2.1. **Grant of Security Interest.** The Partnership and each Subsidiary Assignor hereby pledges, grants a security interest in, mortgages, and collaterally assigns and transfers to the Assignee, for the benefit of the Secured Parties, as security for the payment and performance in full when due of all of the Secured Obligations, all the right, title and interest of the Partnership and each Subsidiary Assignor in and to the Subsidiary Ownership Interests listed opposite its name on Exhibit A, wherever located and whether now owned or hereafter acquired or arising, including, without limitation, (a) all payments or distributions, whether in cash, property or otherwise, at any time owing or payable to the Partnership and each Subsidiary Assignor on account of its interest as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, (b) all of the Partnership's and each Subsidiary Assignor's rights and interests as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, including all voting rights and all rights to grant or withhold consents or approvals in its capacity as an equityholder, general partner, limited partner or member, (c) all rights as an equityholder, general partner, limited partner or member of access and inspection to and use of all books and records, including computer software and computer software programs, of the Subsidiaries, (d) all other rights, interests, property or claims to which the Partnership and each Subsidiary Assignor may be entitled in its capacity as an equityholder, general partner, limited partner or member of the Subsidiaries, and (e) all proceeds and products of any of the foregoing (all of the foregoing rights, title and interest described in the foregoing clauses (a) through (e) being herein referred to collectively as the "Assigned Interests").

2.2. **Pledge of Cash Collateral Account.** The Assignors also hereby pledge and assign to the Assignee, for the benefit of the Secured Parties, and grant to the Assignee, for the benefit of the Secured Parties, a security interest in, the Cash Collateral Account and all of the Cash Collateral, subject to the terms of this Agreement.

2.3. **Waiver of Certain Organizational Document Provisions.** Each Assignor irrevocably waives any and all provisions of the Subsidiary Organizational Documents that (a) prohibit, restrict, condition or otherwise affect the grant hereunder of any lien, security interest or encumbrance on any of the Collateral or any enforcement action which may be taken in respect of any such lien, security interest or encumbrance, or (b) otherwise conflict with the terms of this Agreement.

2.4.   Authorization to File Financing Statements. The Assignors hereby authorize the Assignee, which shall have the right but not the obligation, to file in the applicable Uniform Commercial Code filing offices financing statements naming the applicable Assignor as the debtor and indicating the Collateral as the collateral. Such financing statements may indicate some or all of the collateral on such financing statements, whether specifically or generally.

2.5.   Tender of Consents. Each Assignor has tendered to the Assignee the consent of any other equityholder, general partner, limited partner or member of the Partnership or Subsidiary, as the case may be, deemed necessary or appropriate by the Assignee for the consummation of the transactions contemplated hereby.

2.6.   Delivery of Certificates. The certificates for the Subsidiary Ownership Interests, if any, accompanied by appropriate instruments of assignment thereof duly executed in blank by the applicable Assignors, have been delivered to the Assignee.

2.7.   Additional Interests. In case the Assignors shall acquire any additional Subsidiary Ownership Interests (or any other ownership interests exchangeable for or convertible into Subsidiary Ownership Interests), whether by purchase, dividend, split or otherwise, then (i) such Subsidiary Ownership Interests shall automatically be subject to the pledge, assignment and security interest granted to the Assignee, for the benefit of the Secured Parties, under this Agreement and the Assigned Interests shall include such additional Subsidiary Ownership Interests and (ii) the Assignors shall deliver to the Assignee forthwith any certificates therefor, accompanied by appropriate instruments of assignment duly executed by the applicable Assignors in blank, and the Assignee may update Exhibit A to reflect such additional Subsidiary Ownership Interests. In any event, on the last day of each fiscal quarter, the Partnership and the Subsidiary Assignors shall update Exhibit A to reflect the Subsidiary Ownership Interests then owned by the Partnership and the Subsidiary Assignors, as applicable, and the applicable Assignors and the Assignee shall make deliveries of the certificates for the Subsidiary Ownership Interests pledged under this Agreement so that such certificates are reconciled with such updated Exhibit A.

2.8.   Intercreditor Agreement. In the event that the Collateral Agent enters into any intercreditor agreement pursuant to the terms of the Indenture, the provisions of this Agreement will be subject to the provisions of such future intercreditor agreement.

2.9.   Limitation of Security Interest. (i) The Assigned Interests will constitute Collateral only to the extent that such Assigned Interests and other securities can secure the Notes without Rule 3-16 of Regulation S-X under the Securities Act of 1933 (or any other law, rule or regulation) requiring separate financial statements to be filed with the Securities and Exchange Commission (or any other governmental agency). In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 requires or is amended, modified or interpreted by the Securities and Exchange Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements due to the fact that such Assigned Interests and other securities secure the Notes, then the applicable Assigned Interests and other securities shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement and only for so long as such financial statement requirement would otherwise have been applicable). In such event, this Agreement may be amended or modified, without the consent of any Noteholder, to the extent necessary to release the security interests in the applicable Assigned Interest and other securities that are so deemed to no longer constitute part of the Collateral. Notwithstanding the foregoing, neither the Partnership nor any Subsidiary Assignor shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the security interest on any Assigned Interest pursuant to this Section 2.9.

(ii)   In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 permits or is amended, modified or interpreted by the Securities and Exchange Commission to permit (or its replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, to secure the Notes in excess of the amount then pledged without the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements, then the applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, shall automatically be deemed to be a part of the Collateral (but only to the extent that would not render them subject to any such financial statement requirement). In such event, this Agreement may be amended or modified, without the consent of any Noteholder, to the extent necessary to subject to the security interests under the Collateral Documents such additional Assigned Interest and other securities.

2.10.   Filing; Further Assurances.

(a)   Each Assignor shall, at its own expense, execute and deliver, and have registered, recorded and filed or re-recorded, re-filed and renewed, such instruments and documents in such manner and in such place or places, if any, as may be required by law in order fully to preserve, protect and effectuate the security interests granted by the Collateral Documents.

(b)   Each Assignor will do or cause to be done all acts and things which may be reasonably required, or which the Collateral Agent may reasonably request, to assure and confirm the Collateral Agent holds an enforceable and perfected first priority security interest in the Collateral, subject to Section 2.9 of this Agreement and Permitted Liens (as defined in the Indenture).

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF ASSIGNORS.

3.1.   Representations and Warranties. Each Assignor hereby represents and warrants to the Assignee as follows:

(a)   (i) The Partnership is duly organized, validly existing, and in good standing under the laws of the State of Delaware and all other jurisdictions where the Partnership does business and the Issuer Partnership Agreement is in full force and effect.

(ii)   Each Subsidiary is duly organized, validly existing, and in good standing under the laws of the state of its jurisdiction and all other jurisdictions where such Subsidiary does business; each Subsidiary Organizational Document is in full force and effect; and the Assigned Interests are validly issued and non-assessable.

(b)   Each Assignor has full right, power and authority to enter into this Agreement (including the provisions enabling the Assignee or its nominee, upon the occurrence of an Event of Default, to exercise the voting or other rights provided for herein), under the Assignor Organizational Documents and under applicable law, without the consent, approval or authorization of, or notice to, any other person, including any regulatory authority or any person having any interest in the Subsidiary Ownership Interests, as the case may be, other than any consents to this Agreement required to be given by any other equityholder, general partner, limited partner or member under the Assignor Organizational Documents, which consents, if any, have been duly received.

(c)   The execution, delivery, and performance of this Agreement and the transactions contemplated hereby (i) have been duly authorized by all necessary corporate, partnership, trust or limited liability company, as the case may be, proceedings on behalf of each of the Assignors, (ii) do not conflict with or result in any breach or contravention of any applicable law, regulation, judicial order or decree to which any such Assignor is subject, (iii) do not conflict with or violate any provision of the Assignor Organizational Documents, and (iv) do not violate, conflict with, constitute a default or event of default under, or result in any rights to accelerate or modify any obligations under any agreement, instrument, lease, mortgage or indenture to which such Assignor is party or subject, or to which any of its assets are subject.

(d)   This Agreement has been duly executed and delivered by each of the Assignors and is the legal, valid, and binding obligation of the Assignors enforceable against them in accordance with the terms hereof except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting generally the enforcement of creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any case or proceeding therefor may be brought.

(e)   Each Assignor is the sole, direct, legal and beneficial owner of all Assigned Interests listed opposite its name on Exhibit A, and has good and marketable title thereto, free and clear of any lien, security interest, mortgage or other encumbrance, other than the liens and security interest granted to the Assignee hereunder; and the liens and security interests hereunder constitute valid and perfected first priority liens and security interests.

(f)   Each Assignor's type and jurisdiction of organization and such Assignor's tax identification number and organizational identification number, if such Assignor has one, is set forth below the applicable Assignor's signature to this Agreement. The Assignors' principal place of business, chief executive office, and the place where each Assignor records concerning the Collateral are kept is located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75002.

(g)   No Assignor has any obligation to make any contribution, capital call or other payment to any of the Subsidiaries with respect to the Subsidiary Assigned Interests.

(h)   The copy of each Subsidiary Organizational Document delivered or made available to the Assignee is a true, correct and complete copy thereof, and no Subsidiary Organizational Document has been amended or modified in any respect, except for such amendments or modifications as are attached to the copy thereof delivered or made available to the Assignee.

(i)   No partnership interest or limited liability company interest of any Assignor in any Subsidiary that is a partnership or a limited liability company is a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary, as applicable, is organized.

3.2.   Covenants. Each Assignor covenants to the Assignee as follows:

(a)   No Assignor will permit or agree to any amendment or modification of the Subsidiary Organization Documents (except for ministerial or other non-substantive amendments or modifications) as in effect on the date hereof (or other governing document with respect to the Assigned Interests), or waive any rights or benefits under any of the Subsidiary Organization Documents (or such other governing documents), without the prior written consent of the Assignee, which consent may not be unreasonably withheld.

(b)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, no Assignor will sell, dispose of or assign, beneficially or of record, or grant, create, permit or suffer any lien or encumbrance on, any of the Assigned Interests, or, with respect to any Subsidiary Assignor that is a partner in a Subsidiary that is a partnership, withdraw as a limited partner of such Subsidiary, as applicable.

(c)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, no Assignor shall cast any vote or give or grant any consent, waiver or ratification or take any other action which could reasonably be expected to (i) directly or indirectly authorize or permit the dissolution, liquidation or sale of any Subsidiary, whether by operation of law or otherwise, (ii) have the result of materially and adversely affecting any of the Assignee's rights under this Agreement, (iii) violate the terms of this Agreement or the Indenture, (iv) have the effect of impairing the validity, perfection or priority of the security interest of the Assignee in any manner whatsoever, or (v) cause an Event of Default.

(d)   Each Assignor will comply in all material respects with all laws, regulations, judicial orders or decrees applicable to the Collateral or any portion thereof, and perform and observe its duties under the Subsidiary Organizational Documents applicable to it, with respect to the Assigned Interests.

(e)   Each Assignor will (i) keep and maintain at its own cost and expense at its principal place of business satisfactory and complete records of the Collateral including a record of all payments received and all other dealings of a material nature with the Collateral, and (ii) mark its books and records pertaining to the Collateral and its books and records kept in its jurisdiction of organization to evidence this Agreement and the liens and security interests granted hereby.

(f)   Each Assignor will pay promptly when due any taxes, assessments, and governmental charges or levies imposed upon the Collateral or in respect of its income or profits therefrom, as well as all claims of any kind except that no such charge need be paid if (i) the validity thereof is being diligently contested in good faith by appropriate proceedings; (ii) such proceedings do not involve any danger of the sale, forfeiture, or loss of any of the Collateral or any interest therein; and (iii) such charge is adequately reserved against.

(g)   The Assignors will advise the Assignee promptly, in reasonable detail, of (i) any lien, charge, claim or other encumbrance made or asserted in writing against any of the Collateral; (ii) any material change in the composition of the Collateral; (iii) the occurrence of any other event or condition which to its knowledge would have a material effect on the validity, perfection or priority of the liens and security interests granted hereunder; and (iv) any bankruptcy or litigation case or proceeding relating to any of the Collateral.

(h)   No Assignor will (i) change its type or jurisdiction of organization or, if it has one, its organizational identification number, (ii) change its principal place of business or chief executive office or the location of the records concerning the Collateral without giving prior written notice to the Assignee and taking such actions as may be necessary or appropriate in the reasonable opinion of the Assignee duly to perfect and continue the perfection of the Assignee's first priority lien and security interest in the Collateral pursuant to the laws of any jurisdiction into which such place of business, chief executive office, or records is or are transferred, and (iii) change its name in any manner that might make any financing statement filed hereunder misleading or invalid unless such Assignor shall have notified the Assignee thereof and taken all such actions as may be necessary or appropriate in the reasonable opinion of the Assignee to make any financing statement filed in favor of the Assignee not misleading or invalid.

(i)   Each Assignor shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, the power and authority of such Assignor to own its property and carry on its business, the qualification of such Assignor to do business in its jurisdiction of organization, and the qualification of such Assignor to do business in each other jurisdiction where such qualification is necessary except where the failure so to qualify would not have a material adverse effect on the rights and interests of the Assignee hereunder or except as is not prohibited by the Indenture.

(j)   Without the prior written consent of the Assignee, no Assignor will cause or permit the partnership interest or limited liability company interest of any Assignor in any Subsidiary that is a partnership or limited liability company to constitute a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary, as applicable, is organized. If any such partnership interest or such limited liability company interest at any time constitutes a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which such Subsidiary is organized, the applicable Assignor will, if it has not already done so, forthwith obtain an agreement from any such Subsidiary, in form and substance satisfactory to the Assignee, that any such Subsidiary will comply with instructions of the Assignee as to the Assigned Interests without further consent of any such Assignor.

4. RIGHTS OF ASSIGNEE.

4.1.   Assignee Appointed Attorney-in-Fact. The Assignors hereby irrevocably constitute and appoint the Assignee, its successors and assigns, its true and lawful attorney-in-fact, with full power and authority and with full power of substitution, at the expense of the Assignors, either in the Assignee's own name or in the name of the Assignors, at any time and from time to time, in each case as the Assignee in its sole discretion may determine (i) to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Agreement and (ii) upon the occurrence and during the continuance of an Event of Default:

(a)   to take any action and execute any instruments that such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof;

(b)   to ask, demand, collect, receive, receipt for, sue for, compound, and give acquittance for any and all sums or properties that may be or become due, payable, or distributable in respect of the Collateral or that constitute a part thereof, with full power to settle, adjust, or compromise any claim thereunder or therefor as fully as the Assignors could do;

(c)   to endorse or sign the name of the Assignors on all instruments given in payment or in part payment thereof and all documents of satisfaction, discharge, or receipt required or requested in connection therewith; and

(d)   to file or take any action or institute any case or proceeding that the Assignee may deem necessary or appropriate to collect or otherwise realize upon any or all of the Collateral, or effect a transfer thereof, or that may be necessary or appropriate to protect and preserve the right, title, and interest of the Assignee in and to the Collateral and the security intended to be afforded hereby.

4.2. **Cash Collateral Account.** Unless applied by the Assignee to Secured Obligations then due and payable, all sums of money that are paid to the Assignee pursuant to this Agreement with respect to the Collateral shall be deposited into a non-interest bearing account with the Assignee or another financial institution selected by the Assignee in its sole discretion (the "Cash Collateral Account"). Some or all of the funds from time to time in the Cash Collateral Account may be invested in time deposits, including certificates of deposit issued by the Assignee or another financial institution selected by the Assignee in its sole discretion (such certificates of deposit or other time deposits being hereinafter referred to, collectively, as "Time Deposits") that are satisfactory to the Assignee, provided, in any such case, arrangements satisfactory to the Assignee are made to perfect, and to ensure the first priority of, its lien and security interest in such Time Deposits. Interest earned on the Time Deposits, and the principal of the Time Deposits at maturity that is not invested in new Time Deposits, shall be deposited in the Cash Collateral Account. The Cash Collateral Account, all sums from time to time standing to the credit of the Cash Collateral Account, any and all Time Deposits, any and all instruments or other writings evidencing Time Deposits, and any and all proceeds of any thereof are hereinafter referred to as the "Cash Collateral." If the Cash Collateral Account is not maintained with the Assignee, the Assignors shall, at the Assignee's request and option, pursuant to an agreement in form and substance satisfactory to the Assignee, either (a) cause the depositary bank with which the Cash Collateral Account is maintained to agree to comply at any time with instructions from the Assignee to such depositary bank directing the funds comprising the Cash Collateral, without further consent of the Assignee, or (b) arrange for the Assignee to become the customer of such depositary bank with respect to the Cash Collateral Account.

4.3. **Distributions, Conversion, Voting, etc.** So long as no Event of Default shall have occurred and be continuing, the Assignors shall be entitled to:

(a) receive all cash and other distributions paid in respect of the Assigned Interests, not authorized or made in violation of the Indenture;

(b) exercise any voting rights relating to the Assigned Interests; and

(c) give consents, waivers, approvals, and ratifications in respect of the Assigned Interests.

All such rights of the Assignors to receive cash and other distributions shall cease if an Event of Default shall have occurred and be continuing, except to the extent permitted under the Indenture, and in each such case the Assignors shall (i) at the request of the Assignee, issue appropriate instructions that any such distributions be paid directly to the Assignee or to such account as the Assignee may designate, and (ii) hold in trust for the Assignee and immediately pay over to the Assignee any such distributions received by the Assignors, except in each case to the extent permitted under the Indenture. All such rights of the Assignors referred to in clauses (b) and (c) shall, at the Assignee's sole option, as evidenced by the Assignee's notifying the Assignors in writing of its exercise of such option, cease in case an Event of Default shall have occurred and be continuing.

4.4. **No Assignment of Duties.** This Agreement constitutes an assignment of the Assigned Interests and the other Collateral only and not an assignment of any duties or obligations of the Assignors with respect thereto, and by its acceptance hereof and whether or not the Assignee shall have exercised any of its rights or remedies hereunder, the Assignee does not undertake to perform or discharge, and shall not be responsible or liable for the performance or discharge of, any such duties or responsibilities, including, without limitation, for capital calls. The Assignors agree that, notwithstanding the exercise by the Assignee of any of its rights hereunder, the Assignors shall remain liable for the full and prompt performance of all of the Assignors' obligations and liabilities under the Subsidiary Organizational Documents. Under no circumstances shall the Assignee or any holder of any of the Secured Obligations as such be deemed to be

a partner of the Partnership or any Subsidiary that is a partnership by virtue of the provisions of this Agreement unless expressly agreed to in writing by the Assignee. Without limiting the generality of the foregoing, the Assignee shall have no partnership fiduciary duty to any Assignor that is a partner in such Subsidiary, whether by virtue of the security interests and liens hereunder, or any enforcement action in respect of such security interests and liens, unless and until the Assignee is admitted to any such Subsidiary a substitute partner after exercising enforcement rights under § 9-610 or § 9-620 of the Uniform Commercial Code in effect in the State of New York, or otherwise.

5. [INTENTIONALLY OMITTED]

6. REMEDIES.

6.1.   **Remedies.** During the continuance of an Event of Default, the Assignee shall have, in addition to the rights, powers and authorizations to collect the sums assigned hereunder, all rights and remedies of a secured party under the Uniform Commercial Code and under other applicable law with respect to the Assigned Interests and any other Collateral hereunder, including, without limitation, the following rights and remedies:

(a)   if the Assignee so elects and gives written notice of such election to the Assignors, the Assignee may, in its sole discretion, (i) exercise any voting rights relating to the Assigned Interests (whether or not the same shall have been transferred into its name or the name of its nominee or nominees) for any lawful purpose, including for the amendment or modification of the Subsidiary Organizational Documents or the liquidation of the assets of the Subsidiaries, (ii) give all consents, waivers, approvals, and ratification in respect of such Assigned Interests, and (iii) otherwise act with respect thereto as though it were the outright owner thereof (the Assignors hereby irrevocably constituting and appointing the Assignee the proxy and attorney-in-fact of the Assignors, with full power and authority of substitution, to do so);

(b)   the Assignee may, in its sole discretion, demand, sue for, collect, compromise, or settle any rights or claims in respect of any Collateral, as attorney-in-fact pursuant to § 4.1 or otherwise;

(c)   (i) the Assignee may, in its sole discretion, sell, resell, assign, deliver, or otherwise dispose of any or all of the Collateral, for cash or credit or both and upon such terms, in such manner, at such place or places, at such time or times, and to such persons or entities as the Assignee thinks expedient, all without demand for performance by the Assignors or any notice or advertisement whatsoever except as expressly provided herein or as may otherwise be required by applicable law; and (ii) at the time of any such sale or other disposition, the Assignee or its nominee or any purchaser of the Collateral at a foreclosure sale may, in its sole discretion, cause any Subsidiary that is a partnership to make an election under § 754 of the Internal Revenue Code as to the basis of any Assigned Interest that is an interest in a partnership being sold or otherwise disposed of;

(d)   the Assignee may, in its sole discretion, cause all or any part of the Assigned Interests held by it to be transferred into its name or the name of its nominee or nominees; and

(e)   the Assignee may, in its sole discretion, set off against the Secured Obligations or place an administrative hold or freeze on any and all sums deposited with it or held by it, including any sums standing to the credit of the Cash Collateral Account and any Time Deposits issued by the Assignee, with any withdrawal penalty relating to Time Deposits being an expense of collection.

6.2.   **Remedies Not Exclusive.** No single or partial exercise by the Assignee of any right, power or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Each right, power and remedy herein specifically granted to the Assignee or otherwise available to it shall be cumulative, and shall be in addition to every other right, power, and remedy herein specifically given or now or hereafter existing at law, in equity, or otherwise. Each such right, power and remedy, whether specifically granted herein or otherwise existing, may be exercised during the continuance of an Event of Default at any time and from time to time and as often and in such order as may be deemed expedient by the Assignee in its sole discretion.

6.3.   **Public Sale.** In the event of any sale or other disposition of the Collateral as provided in § 6.1(c), the Assignee shall give to the Assignors at least five (5) Business Days' prior written notice of the time and place of any public sale or other disposition of the Collateral or of the time after which any private sale or any other disposition is to be made. Each Assignor hereby acknowledges that five (5) Business Days' prior authenticated notice of such sale or other disposition or sales or other dispositions shall be reasonable notice. The Assignee may enforce its rights hereunder without any other notice and without compliance with any other condition precedent now or hereafter imposed by law, regulation, judicial order or decree or otherwise (all of which are hereby expressly waived by each of the Assignors, to the fullest extent permitted by law). The Assignee may buy any part or all of the Collateral at any public sale or other disposition and if any part or all of the Collateral is of a type customarily sold or otherwise disposed of in a recognized market or is of a type which is the subject of widely-distributed standard price quotations, the Assignee may buy at private sale or other disposition and may make payments thereof by any means. The Assignee may apply the cash proceeds actually received from any sale or other disposition to the reasonable expenses of retaking, holding, preparing for sale, selling, and the like, to reasonable attorneys' fees, travel, and all other expenses which may be incurred by the Assignee in attempting to collect the Secured Obligations or to enforce this Agreement or in the prosecution or defense of any case or proceeding related to this Agreement, and then to the Secured Obligations in accordance with the requirements of this Agreement.

6.4.   **Private Sale.** Each Assignor recognizes that the Assignee may be unable to effect a public sale or other disposition of the Collateral by reason of the lack of a ready market for the Collateral, of the limited number of potential buyers of the Collateral or of certain prohibitions contained in the Securities Act of 1933, state securities laws, and other applicable laws, and that the Assignee may be compelled to resort to one or more private sales or other dispositions thereof to a restricted group of purchasers. Each Assignor agrees that any such private sales or other dispositions may be at prices and other terms less favorable to the seller than if sold at public sales or other dispositions and that such private sales or other dispositions shall not solely by reason thereof be deemed not to have been made in a commercially reasonable manner. The Assignee shall be under no obligation hereunder or otherwise (except as provided by applicable law) to delay a sale or other disposition of any of the Collateral for the period of time necessary to permit the registration of such securities for public sale or other public disposition under the Securities Act of 1933 and applicable state securities laws. Any such sale or other disposition of all or a portion of the Collateral may be for cash or on credit or for future delivery and may be conducted at a private sale or other disposition where the Assignee or any other person or entity may be the purchaser of all or part of the Assigned Interests so sold or otherwise disposed of. Each Assignor agrees that to the extent notice of sale or other disposition shall be required by law, at least five (5) Business Days' prior notice to the applicable Assignor of the time and place after which any private sale is to be made shall constitute reasonable notification. Subject to the foregoing, the Assignee agrees that any sale or other disposition of the Assigned Interests shall be made in a commercially reasonable manner. The Assignee shall incur no liability as a result of the sale or other disposition of any of the Collateral, or any part thereof, at any private sale which complies with the requirements of this § 6.4. Each Assignor hereby waives, to the extent permitted by applicable law, any claims against the Assignee arising by reason of the fact that the price at which any of the Collateral, or any part thereof, may have been sold or otherwise disposed of at such private sale was less than the price that might have been obtained at a

public sale or other public disposition, even if the Assignee accepts the first offer deemed by the Assignee in good faith deemed to be commercially reasonable under the circumstances and does not offer any of the Collateral to more than one offeree.

6.5. **Title.** Nothing contained in this Agreement shall be construed to require the Assignee to take any action with respect to the Assigned Interests, whether by way of foreclosure or otherwise and except as required by the partnership agreement of any Subsidiary that is a partnership, in order to permit the Assignee to become a substitute partner of any Subsidiary that is a partnership under the partnership agreement governing such Subsidiary.

6.6. **Priorities**

. If the Collateral Agent collects any money pursuant to this Article Six, it shall pay out the money in the following order:

First: to the Collateral Agent and Trustee for all amounts due under Sections 7.07 and 12.11(l) of the Indenture.

Second: to the Collateral Agent and Trustee for all amounts due under this Article Six and the definition of Secured Obligations;

Third: to Noteholders for amounts then due and unpaid for principal of, premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively; and

Fourth: to the Partnership or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

7. **ASSIGNMENT NOT AFFECTED BY OTHER ACTS.**

Each Assignor acknowledges and agrees that the security interests and collateral assignments herein provided for shall remain in full force and effect and shall not be impaired by any acceptance by the Assignee of any other collateral security for or guaranty of any of the Secured Obligations, or by any failure or neglect or omission on the part of the Assignee to realize upon, collect or protect any Secured Obligations or any Collateral. The security interests and collateral assignments herein provided for shall not in any manner be affected or impaired by any renewal, extension, modification, amendment, waiver, or restatement of any of the Secured Obligations or of any collateral security therefor, or of any guaranty thereof, the Assignors hereby waiving any and all suretyship defenses to the extent otherwise applicable. In order to sell or otherwise dispose of or otherwise realize upon the security interests and assignments herein granted and provided for, and exercise the rights granted the Assignee hereunder and under applicable law, there shall be no obligation on the part of the Assignee at any time to first resort for payment to any guarantors of the Secured Obligations or any part thereof or to resort to any other collateral security, property, liens or other rights or remedies whatsoever, and the Assignee shall have the right to enforce the security interests and collateral assignments herein provided for irrespective of whether or not other proceedings are pending for realization upon or from any of the foregoing.

8. MISCELLANEOUS.

8.1. **Additional Instruments and Assurances.** Each Assignor hereby agrees, at its own expense, to execute and deliver, from time to time, any and all other instruments, and to perform such acts, as the Assignee may reasonably request to effect the purposes of this Agreement and to secure to the Assignee the benefits of all rights and remedies conferred upon the Assignee by the terms of this Agreement.

8.2. **Release.** If and only if all of the indebtedness and obligations of the Companies under the Indenture shall have been indefeasibly paid, performed and discharged in full in cash, or the security interest in the Collateral otherwise shall have been released by the Trustee in accordance with the Indenture, the lien and security interest created hereby shall be automatically released with respect to all Secured Parties and the Assignee shall, upon demand and at the sole expense of the Assignors, deliver, file or record the proper instrument or instruments to evidence such release, and such release shall be binding upon all of the Secured Parties notwithstanding that Secured Obligations may then be outstanding.

8.3. **Assignee's Exoneration.** Under no circumstances shall the Assignee be deemed to assume any responsibility for or obligation or duty with respect to any part or all of the Collateral of any nature or kind or any matter or proceeding arising out of or relating thereto, other than (a) to exercise reasonable care in the physical custody of the Collateral and (b) if an Event of Default shall have occurred and be continuing, to act in a commercially reasonable manner in exercising its rights and remedies with respect to the Collateral. Subject to the foregoing, the Assignee shall not be required to take any action of any kind to collect, preserve or protect its or the Assignors' rights in the Collateral.

8.4. **No Waiver, etc.** Any term of this Agreement may be amended or modified with, but only with, the written consent of the Assignors and the Assignee. Any term of this Agreement may be waived by a writing executed by the party to be charged with such waiver. No act, failure, or delay by the Assignee shall constitute a waiver of its rights and remedies hereunder or otherwise. No single or partial waiver by the Assignee of any default, right, or remedy that it may have shall operate as a waiver of any other default, right, or remedy or of the same default, right, or remedy on a future occasion.

8.5. **Waiver by Assignors.** The Assignors hereby waive presentment, notice of dishonor, and protest of all instruments included in or evidencing any of the Secured Obligations or the Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein or for notices required in connection with judicial proceedings).

8.6. **Notice, etc.** All notices, requests, and other communications hereunder shall be made and effective in the manner and at the address set forth on the signature pages hereto or at such other address as may be set forth or in a notice from the notifying party to the other parties hereto.

8.7. **Overdue Amounts.** Until paid, all amounts due and payable by the Assignors hereunder shall be a debt secured by the Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the Indenture.

8.8. **Governing Law; Consent to Jurisdiction.** This Agreement is intended to take effect as a sealed instrument and shall be governed by, and construed in accordance with, the laws of the State of New York. EACH ASSIGNOR AGREES THAT ANY PROCEEDING FOR THE ENFORCEMENT OF THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURT AND TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING BEING MADE UPON EACH ASSIGNOR BY MAIL AT THE ADDRESS SPECIFIED IN § 8.6. EACH ASSIGNOR HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE

OF ANY SUCH PROCEEDING OR ANY SUCH COURT OR THAT SUCH PROCEEDING IS BROUGHT IN AN INCONVENIENT COURT.

        8.9.   **Waiver of Jury Trial.** EACH OF THE ASSIGNORS AND THE ASSIGNEE HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY PROCEEDING ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER, OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS.

        8.10.   **Severability and Enforceability.** All provisions hereof are severable and the invalidity or unenforceability of any of such provisions shall in no manner affect or impair the validity and enforceability of the remaining provisions hereof.

        8.11.   **Successors and Assigns.** This Agreement shall be binding upon the Assignors and upon the legal representatives, successors and assigns of the Assignors and shall inure to the benefit of the Assignee and its successors and assigns.

        8.12.   **Counterparts.** This Agreement may be executed in any number of counterparts, each constituting an original, but all together one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, email, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

        8.13.   **Entire Agreement.** This Agreement and the Indenture and any other document executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Agreement nor any terms hereof may be changed, waived or terminated except by a writing signed by each party hereto.

IN WITNESS WHEREOF, the Assignors and the Assignee have executed this Agreement as of the date first above written, as an instrument under seal.

ASSIGNOR: FELCOR/LAX HOLDINGS, L.P.

By: FelCor/LAX Hotels, L.L.C.
General Partner

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

Type of organization: limited partnership

Jurisdiction of organization: Delaware

Tax identification number: 75-2624293

Organization identification number (or state "none" if the jurisdiction does not issue one): 257149

Address:

c/o FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933

ASSIGNOR: FELCOR/LAX HOTELS, L.L.C.

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

Type of organization: limited liability company

Jurisdiction of organization: Delaware

Tax identification number: 75-2647535

Organization identification number (or state "none" if the jurisdiction does not issue one): 2593103

Address:

c/o FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933

ASSIGNOR: FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
       General Partner

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and Secretary

Type of organization: limited partnership

Jurisdiction of organization: Delaware

Tax identification number: 75-2544994

Organization identification number (or state "none" if the jurisdiction does not issue one): 2404748

Address:

c/o FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933

ASSIGNEE: DEUTSCHE BANK TRUST COMPANY AMERICAS,
AS COLLATERAL AGENT

By: Deutsche Bank National Trust Company

By: /s/ Cynthia J. Powell
     Name: Cynthia J. Powell
     Title: Vice President

By: /s/ Wanda Camacho
     Name: Wanda Camachol
     Title: Vice President

     Address:

The foregoing Agreement is hereby confirmed
and accepted as the date first above written.

FELCOR LODGING TRUST INCORPORATED

By: /s/ Jonathan H. Yellen

Jonathan H. Yellen

Executive Vice President, General Counsel and
Secretary

EXHIBIT A

[Subsidiary Ownership Interests]

Current Legal Entities Owned	Record Owner(s)	Jurisdiction of Organization	Issued & Outstanding/ Authorized	Certificate No.	No. Shares/ Interest Pledged	Percent Pledged
FelCor Esmeralda (SPE), L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
FelCor St. Pete (SPE), L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
FelCor Copley Plaza, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
Los Angeles International Airport Hotel Associates, a Texas limited partnership	FelCor/LAX Hotels, L.L.C.	Texas	N/A	N/A	50% limited partner interest	100%
Los Angeles International Airport Hotel Associates, a Texas limited partnership	FelCor/LAX Holdings, L.P.	Texas	N/A	N/A	50% general partner interest	100%
Madison 237 Hotel, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%
Royalton 44 Hotel, L.L.C.	FelCor Lodging Limited Partnership	Delaware	N/A	N/A	100% membership interests	100%